As filed with the Securities and Exchange Commission on December 20, 2005
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Stanley-Martin Communities, LLC
(Exact name of Registrant as specified in its charter)

Delaware	1531	03-0410135
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Number)	(I.R.S. Employer Identification No.)
1881 Campus Commons Drive, Suite 101
Reston, VA 20191
(703) 715-7800
(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)

SEE TABLE OF ADDITIONAL CO-ISSUER AND GUARANTOR REGISTRANTS

Michael I. Roman
Chief Financial Officer
Stanley-Martin Communities, LLC
1881 Campus Commons Drive, Suite 101
Reston, VA 20191
(703) 715-7800
(Name, address, including zip code, and telephone number,
including area code, of agent for service)
Copy to:
Jeffrey E. Jordan, Esq.
Arent Fox PLLC
1050 Connecticut Ave., NW
Washington, DC 20036
(202) 857-6000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
CALCULATION OF REGISTRATION FEE CHART

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount	Aggregate Offering	Aggregate	Registration
Securities to be Registered	to be Registered	Price per Security(1)	Offering Price	Fee

9 3/4% Senior Subordinated Notes due 2015	$150,000,000	100%	$150,000,000	$16,050

Guarantees of 9 3/4% Senior Subordinated Notes due 2015	—(2)	—(2)	—(2)	—(2)

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rules 457(a) and 457(f) under the Securities Act.

(2)	Pursuant to Rule 457(n) under the Securities Act, no separate fee is payable for the guarantees of the notes being registered.

     The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

TABLE OF ADDITIONAL REGISTRANTS

			Primary Standard
	Jurisdiction of	IRS Employer	Industrial
Exact Name of Additional Registrant	Formation	Identification No.	Classification Code

Stanley-Martin Financing Corp.	Delaware	20-3147288	1531
Beech Grove Neighborhoods, LLC	Virginia	20-1437125	1531
Bram Neighborhoods, LLC	Virginia	03-0410144	1531
Bram III Neighborhoods, LLC	Virginia	20-1437160	1531
Coles Run Neighborhoods, LLC	Virginia	20-0351592	1531
Fair Oaks Neighborhoods, LLC	Virginia	20-1880086	1531
Glenkirk Neighborhoods, LLC	Virginia	43-1956779	1531
Glynn Tarra Estates, LLC	Virginia	54-2003266	1531
KF Neighborhoods, LLC	Maryland	03-0410120	1531
KF II Neighborhoods, LLC	Maryland	32-0045689	1531
Landmark Neighborhoods, LLC	Virginia	20-1837257	1531
Marumsco Neighborhoods, LLC	Virginia	56-2455551	1531
Neighborhoods Capital, LLC	Virginia	13-4221911	1531
Neighborhoods I, LLC	Virginia	54-2052914	1531
Neighborhoods II, LLC	Virginia	03-0410129	1531
Neighborhoods III, LLC	Virginia	48-1296952	1531
Neighborhoods IV, LLC	Virginia	37-1477613	1531
Neighborhoods V, LLC	Virginia	20-1422344	1531
Neighborhoods VI, LLC	Virginia	20-1563200	1531
Old Dominion Neighborhoods, LLC	Virginia	20-2020551	1531
Spring Park Neighborhoods, LLC	Virginia	20-2088794	1531
Wall Neighborhoods, LLC	Virginia	75-3131409	1531
Wildewood Neighborhoods, LLC	Maryland	20-0580270	1531
Zion Neighborhoods, LLC	Virginia	30-0133444	1531
      The address, including zip code, of the principal offices of the additional registrants listed above is: c/o Stanley-Martin Communities, LLC 1881 Campus Commons Drive, Suite 101, Reston, VA 20191 and the telephone number, including area code, of such additional registrants at that address is (703) 715-7800. In January 2006, we will relocate our executive offices to 11111 Sunset Hills Road, Suite 200, Reston, VA 20191.

PART I
INFORMATION REQUIRED IN THE PROSPECTUS

The information in this prospectus is not complete and may be changed. We may not offer these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 20, 2005
PROSPECTUS
      Offer to exchange 9 3/4% Senior Subordinated Notes due 2015 ($150,000,000 aggregate principal amount) which have been registered under the Securities Act of 1933 for all outstanding 9 3/4% Senior Subordinated Notes due 2015 ($150,000,000 aggregate principal amount).
The old notes:
      $150,000,000 aggregate principal amount of 9 3/4% Senior Subordinated Notes due August 15, 2015, referred to in this prospectus as the old notes, were originally issued on August 10, 2005 in a transaction that was exempt from registration under the Securities Act of 1933, as amended, and resold to qualified institutional buyers in compliance with Rule 144A.
      The old notes are unsecured, subordinated to all of our existing and future senior debt, rank equally with all of our existing and future senior subordinated debt and rank senior to all of our existing and future junior subordinated debt. The old notes are guaranteed on a senior subordinated basis by all of our existing subsidiaries and any of our future restricted subsidiaries that guarantee our and our restricted subsidiaries’ other indebtedness.
The new notes:
      The terms of the new notes, referred to in this prospectus as the exchange notes, are substantially identical to the terms of the old notes, and evidence the same indebtedness as the old notes, except that the exchange notes will be registered under the Securities Act, will not contain restrictions on transfer or provisions relating to special interest and circumstances related to the timing of the exchange offer, will bear a different CUSIP number from the old notes and will not entitle their holders to registration rights.
       See “Risk factors” beginning on page 10 for a discussion of certain risks that you should consider in connection with tendering your old notes in the exchange offer.
Exchange offer:
      Our offer to exchange old notes for exchange notes will be open until 5:00 p.m., New York City time, on                     , 2006, unless we extend the offer. Exchange notes will be issued in exchange for an equal principal amount of outstanding old notes accepted in the exchange offer. The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered for exchange. However, the obligation to accept old notes for exchange pursuant to the exchange offer is subject to certain customary conditions set forth herein. See “Exchange offer — Conditions.”
      No public market currently exists for the exchange notes and we do not intend to apply for listing on any securities exchange or to arrange for them to be quoted on any quotation system.
      Each broker-dealer that receives exchange notes for its account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where the old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. See “Plan of distribution.”

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the exchange notes or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is                     , 2005.

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with any other information. If you receive any other information, you should not rely on it.
      You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

      Stanley-Martin Communities, LLC is organized in Delaware. Our principal executive offices are located at 1881 Campus Commons Drive, Suite 101, Reston, VA 20191 and our telephone number at that address is (703) 715-7800. In January 2006, we will relocate our executive offices to 11111 Sunset Hills Road, Suite 200, Reston, VA 20191.
      In this prospectus, “we,” “us” and “our” refer to Stanley-Martin Communities, LLC, and its subsidiaries, unless the context requires otherwise.
      In this prospectus, references to “notes” refers to both old notes and exchange notes, unless the context requires otherwise.

FORWARD-LOOKING STATEMENTS
      Some statements in this prospectus are forward-looking statements. These statements may be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “should” or “will” or the negative thereof or other variations thereon or comparable terminology. In particular, statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance contained in this prospectus under the headings “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” are forward-looking statements.
      We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors, including those discussed in this prospectus under the headings “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Some of the key factors that could cause actual results to differ from our expectations include:

•	the company depends on distributions from its operating subsidiaries to pay the interest on the Notes, which may be limited by contractual or legal restrictions;

•	a portion of the company’s cash flow will be used to make payments to our parent company, Neighborhood Holdings, LLC, to distribute to the holders of its Class A and Class B membership interests;

•	the controlling members of Neighborhood Holdings, LLC are the managers of the operations of the company and may have interests that conflict with the interests of the noteholders;

•	a deterioration in economic conditions generally could decrease demand and pricing for the company’s homes;

•	the company’s success depends in part on the availability of suitable undeveloped land and improved lots at acceptable prices;

•	inventory risk could adversely impact the company’s operations and profitability;

•	the company may be unable to obtain sufficient capital to operate and develop its business;

•	interest rate increases, inflation or decreases in the availability of mortgage financing could lead to fewer home sales because the majority of the company’s customers finance their home purchases;

•	building material and labor shortages could increase costs and/or delay home deliveries;

•	shortages or delays in the construction of homes could adversely affect operating results;

•	home prices and sales activities in the Washington, D.C. metropolitan area have a significant impact on the company’s profitability;

•	government regulations concerning the development of land and the homebuilding process could restrict the company’s business activities;

•	compliance with, and liabilities under, applicable environmental laws may adversely affect us, which could reduce our profits;

•	the company competes on several levels with homebuilders, some of which have longer operating histories and/or greater resources;

•	natural disasters, adverse weather conditions and conditions in nature beyond our control could delay deliveries, increase costs and decrease demand for new homes;

ii

•	the company may be subject to potential liabilities as a result of construction defect, product liability and warranty claims;

•	the company experiences variability in its operating results on a quarterly basis and its historical performance may not be a meaningful indicator of future performance;

•	the company may not be able to retain the services of certain key management and other personnel;

•	future terrorist attacks against the United States or increased domestic or international instability could have an adverse effect on our operations and financial condition;

•	risks related to our substantial indebtedness and to the Notes;

•	downgrades in our credit ratings; and

•	other risks and uncertainties, including those listed under the caption “Risk Factors.”
      Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this prospectus are made only as of the date hereof. We do not undertake and specifically decline any obligation to update any such statements or to publicly announce the results of any revisions to any of such statements to reflect future events or developments.

iii

SUMMARY
      This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that may be important to you. This summary is qualified in its entirety by the more detailed information and combined financial statements and notes thereto appearing elsewhere in this prospectus. You should read carefully this entire prospectus and should consider, among other things, the matters set forth in the section entitled “Risk Factors.” Unless otherwise indicated, “Stanley-Martin Communities, LLC,” “company,” “we,” “us” and “our” refer to Stanley-Martin Communities, LLC, a co-issuer of the Notes, together with its subsidiaries, including Stanley-Martin Financing Corp. Unless otherwise indicated, all references to years made in connection with our financial information or operating results are to our fiscal year ended December 31 and all financial information presented in this prospectus gives effect to the Reorganization discussed below.
Overview
      We are one of the largest private homebuilders in the Washington, D.C. metropolitan area, based on the number of units delivered each year. We are engaged in the development of residential communities and the design, marketing and construction of single-family homes and townhomes. We have operated in the Washington, D.C. metropolitan area homebuilding industry since 1966. We market our homes to entry-level and first- and second-time move-up buyers. As a complement to our homebuilding operations, we also originate title insurance and mortgages for our homebuyers. Our operational focus is on achieving the highest standards in quality, design and customer service and we believe this focus has resulted in significant brand value among homebuyers.
      We believe that the attractive demographics of, and the strong and steady housing demand in, the Washington, D.C. metropolitan area provide us with significant growth opportunities. A core part of our strategy is to target the largest number of homebuyers in a given area by maximizing the relative affordability of our homes. We seek to minimize our exposure to land value fluctuations and our financial commitments by controlling a significant portion of our land portfolio through option contracts and by generally purchasing our property only after it is entitled, enabling us to begin development or construction when market conditions are appropriate.
      For the year ended December 31, 2004, we delivered 302 homes, with an average sales price of approximately $523,500, and received 335 new home orders, with a value of approximately $203.0 million. For the nine months ended September 30, 2005, we delivered 251 homes, with an average sales price of approximately $690,000, and received 238 new home orders, with a value of approximately $173.9 million. As of September 30, 2005, we were developing, selling or constructing homes in 15 communities, with home prices ranging from approximately $250,000 to approximately $1,100,000, and had a backlog of 208 homes, with a value of approximately $154.6 million.
Competitive Strengths
Long-Term Focus and Success in the Washington, D.C. Metropolitan Area
      We have been developing communities and building homes in the Washington, D.C. metropolitan area for nearly 40 years. Over the past four years, we have delivered over 1,000 homes. Our experience and local focus have enabled us to effectively compete with the local divisions of national homebuilders. Over the last four years, our market share has increased by a compound annual growth rate of over 11% compared to approximately 5% for the entire top 20 builders in the Washington, D.C. metropolitan area. We leverage our intimate knowledge of the local market and our long-standing relationships with land owners and local officials to gain access to desirable locations and to facilitate our land acquisition, entitlement and development activities. We also benefit from long-term relationships with local subcontractors and suppliers, providing us consistent access to high quality labor and materials. We believe that, as a result of our long-term focus, success and significant presence in the Washington, D.C. metropolitan area, we are recognized as “Washington’s Hometown Buildertm.”
Attractive Market Fundamentals
      For the year ended December 31, 2004, the Washington, D.C. metropolitan housing market was one of the top ten new home construction markets in the U.S., with 30,143 single-family permits issued. The Center for Regional Analysis at George Mason University estimates that demand for new housing in the greater Washington, D.C. region currently exceeds supply by approximately 43,200 homes and predicts that, by 2025, such demand will outpace supply by approximately 218,000 homes. We believe that this demand is driven by attractive local demographics, including strong job creation, population growth and new household formations, resulting from local and federal government expansion and corporate growth and relocations. In contrast to other major metropolitan areas, employment in the Washington, D.C. metropolitan market includes a disproportionate number of white-collar, high-income jobs, which has resulted in the second highest median family income in the U.S. In addition, while demand has been strong and steady for several decades, we believe local governments will continue to limit supply, further contributing to the projected supply/demand imbalance. We believe that this imbalance provides us with pricing power and significant opportunities to use our local expertise and experience to acquire, entitle and develop land and will help drive our future growth.
Significant Land Portfolio
      We believe our land portfolio is one of our most valuable assets and will support our growing operations for approximately five years in our Northern Virginia division and for significantly longer than that in our Southern Maryland division. We consider our lot portfolio to be comprised of lots we own and lots available to us under our lot option contracts. Our long operating history and deep knowledge of the Washington, D.C. metropolitan housing market have enabled us to increase the value of our land portfolio and to secure additional attractive land positions. We increase the value of our land portfolio through the zoning and engineering process by creating attractive land use plans and increasing the number of homes that may be built on each acre of land, which ultimately translates into higher profitability. We expect our current land portfolio to yield approximately 3,300 homes, consisting of approximately 2,100 homes in our Northern Virginia division and approximately 1,200 homes in our Southern Maryland division. We believe that our land portfolio is located in desirable, high job growth areas of the Washington, D.C. metropolitan market and that it will provide a stable future revenue source with attractive margins.
Product and Customer Diversification
      We design, market and construct single-family homes and townhomes for entry-level and first-and second-time move-up buyers. We offer numerous home types, which are differentiated by size, design content and features. Our homes range from approximately 1,800 finished square feet to over 4,000 finished square feet and are priced from approximately $250,000 to approximately $1,100,000, with an average sales price of new orders for the nine months ended September 30, 2005 of approximately $730,000. The breadth of our development, design and construction expertise provides us with the operating flexibility to respond to changes in consumer preferences and evolving community demographics, thereby maximizing our profitability.
Operational Excellence
      We are a metrics driven company that is focused on using operational excellence to achieve high levels of customer satisfaction, product quality and profitability. With this focus on metrics, we have created a results-oriented culture that emphasizes consistency of process, ongoing improvement and customer satisfaction. During 2004, we improved our quality ratings and profitability, while reducing our average time from order to delivery. In 2004, we achieved gross homebuilding margins of 25.7%, compared to 23.6% in 2003.

Experienced Management Team
      The top ten members of our management team average approximately 20 years of experience in the homebuilding industry. Martin K. Alloy, our founder and Chairman, and Steven B. Alloy, our Chief Executive Officer and President, have built us into a leader in the Washington, D.C. metropolitan housing market. Our operational managers, several of whom have been recruited from national homebuilders, complement and enhance our team. We believe our experience and size combined with the local-presence of key decision-makers allow us to capitalize on opportunities faster than our national homebuilder competitors.
Business Strategy
Capitalize on Valuable Land Position and Continue Disciplined Approach to Inventory Management
      We intend to capitalize on our significant and valuable land supply, which we believe will support our growing operations for approximately five years in our Northern Virginia division and for significantly longer in our Southern Maryland division. Our current policy is to maintain at least a four-year land supply for our homebuilding operations. We seek to minimize our exposure to land risk through disciplined and balanced management of land supply between lots we own and lots we control through option contracts. We target to control approximately 75% of our land supply through option contracts, and as of September 30, 2005 approximately 77.0% of our land portfolio was controlled through options. In order to minimize our risk, we generally only exercise our option to acquire land after the land has received substantially all of the necessary entitlements. Additionally, we actively manage our housing inventory to limit our exposure to market downturns by pre-selling substantially all of our homes. We generally do not engage in speculative homebuilding. As of September 30, 2005, we had three completed and unsold homes and seven unsold homes under construction.
Pursue Disciplined Growth in Attractive Areas
      A core part of our strategy is to continue to grow our existing market position in our Northern Virginia division, consisting of the City of Alexandria and Fairfax, Arlington, Loudoun and Prince William Counties in Virginia and Montgomery County in Maryland. These counties, which represent 16,755 permits issued, or 56% of the total permits issued for the Washington, D.C. metropolitan housing market in 2004, are characterized by their close proximity to numerous regional employment centers, a limited supply of homes, nationally recognized school districts and high-income homebuyers. In addition to continued growth in our existing areas, we believe there are significant opportunities to expand our operations to other areas of the Washington, D.C. metropolitan housing market. For example, we began sales in our St. Mary’s County project, which is managed by our recently formed Southern Maryland division, in the fall of 2005. Through this division, we also expect to expand into neighboring areas. In executing our growth strategy, we will only pursue growth to the extent that it is consistent with our disciplined land acquisition strategy, our drive for operational excellence and our brand reputation for quality.
Provide High Quality Construction, Outstanding Service, Innovative Designs and Relative Value
      Our success is attributed in part to our value optimizing designs, quality construction and focus on customer service, each of which is a component of our Mission: “To provide our customers with leading home designs for the best value, built with construction excellence, and delivered with the highest level of professional service.” Our strategy for developing and constructing new communities is to offer homes that are affordable relative to new and existing homes available for sale in a given area. Consistent with this strategy, we generally price our homes below the median for comparable homes located in the same area. In order to achieve this pricing flexibility, we seek to control our production costs by altering the size of our homes and the sophistication of our design content and options and by maximizing the degree of standardization across our product lines. Our in-house and outside architectural teams create innovative designs that can be efficiently produced across all of our product lines. We employ strict quality control standards across our operations to achieve high quality construction and high levels of customer service. We survey and interview our customers before, at and after closing regarding their experience with our sales personnel, construction department and, where applicable, title and mortgage services. These surveys and interviews provide us with a direct link to the customer’s perception of the entire buying experience and with valuable feedback on the quality of the homes we deliver and the services we provide. We believe that our innovative designs, quality construction and customer service provide us with a competitive advantage.
Use Operational Excellence to Increase Profitability
      We believe our commitment to operational excellence provides us with a significant opportunity to capture additional market share and increase our profitability. Our ongoing operational initiatives include a commitment to even flow production, National Housing Quality trade partner certifications, continuous focus on process improvement and product simplification. We believe that our commitment to operational excellence leads to higher quality products, decreased cycle times, lower transactions costs and greater customer satisfaction, which, in turn, will lead to greater demand, increased market share and higher profitability.
      Our executive offices are located at 1881 Campus Commons Drive, Suite 101, Reston, Virginia, 20191. Our telephone number is (703) 715-7800. In January 2006, we will relocate our executive offices to 11111 Sunset Hills Road, Suite 200, Reston, VA 20191. Our corporate website is www.stanleymartin.com. Information on our website does not constitute a part of this prospectus.

Reorganization
      In June 2005, Stanley-Martin Holdings, Inc. (“Stanley-Martin”), an affiliate that is owned by Martin K. Alloy and Steven B. Alloy, and Neighborhood Holdings, LLC (“Neighborhood Holdings”), our parent, effected a reorganization whereby we were formed as a subsidiary of Neighborhood Holdings, certain subsidiaries of Stanley-Martin and Neighborhood Holdings became our subsidiaries and Stanley-Martin Financing Corp. was formed as our subsidiary. We refer to these transactions collectively as the “Reorganization.”
      The chart below shows our ownership and corporate structure following this Reorganization.

(1)	Neighborhood Holdings, LLC will not be a guarantor of the Notes or subject to the covenants of the indenture governing the Notes.

(2)	Stanley-Martin Communities, LLC and Stanley-Martin Financing Corp. are co-issuers of the Notes offered hereby. Stanley-Martin Financing Corp. is a wholly owned subsidiary of Stanley-Martin Communities, LLC and was formed for the sole purpose of serving as a co-issuer of the Notes.

(3)	Stanley-Martin Communities, LLC owns 51% of the membership interests of First Excel Title, LLC. Excel Title Corporation, which provides certain management and administrative services to First Excel Title, LLC, owns the other 49% of the membership interests.

(4)	Neighborhoods Capital, LLC and certain of its subsidiaries are borrowers and guarantors under our senior secured credit facility.

(5)	Stanley-Martin Communities, LLC owns 75% of the membership interests of First Heritage Mortgage, LLC and a third party owns the other 25% of the membership interests.

(6)	Under the indenture governing the Notes, our current and future restricted subsidiaries that guarantee our and our restricted subsidiaries’ other indebtedness (including our senior secured credit facility) will guarantee the Notes offered hereby. On the issue date, First Excel Title, LLC, First Heritage Mortgage, LLC, Stanley Martin Companies, Inc. and certain other subsidiaries of ours will not guarantee the Notes. See “Risk Factors — Risks Related to the Notes and Our Indebtedness — The Notes will be effectively subordinated to all indebtedness of our subsidiaries that are not guarantors of the Notes.”

THE EXCHANGE OFFER
      On August 10, 2005, Stanley-Martin Communities, LLC and Stanley-Martin Financing Corp. (together, the “Issuers”) and our guarantors entered into a registration rights agreement with Wachovia Capital Markets, LLC, the initial purchaser in the private offering of the old notes, in which we and our guarantors agreed to deliver to you this prospectus as part of the exchange offer and agreed to use our reasonable best efforts to consummate the exchange offer within 250 days after the issue date of the Notes. You are entitled to exchange in the exchange offer new notes, which we refer to as the exchange notes and together with the old notes, the notes, for your old notes. The terms of the exchange notes are identical in all material respects to the terms of the old notes, except that the exchange notes will have been registered under the Securities Act and will be issued free from any covenant requiring registration, including terms providing for an increase in the interest rate on the old notes upon a failure to file or have declared effective an exchange offer registration statement or to consummate the exchange offer by certain dates.

Exchange Offer	With this exchange offer, we are offering to exchange an aggregate principal amount of up to $150.0 million of the exchange notes for a like principal amount of the old notes.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time on , 2006, unless we, in our sole discretion, extend it. See the section entitled “Exchange offer — Expiration of the exchange offer; Extensions; Amendments.”

Exchange date	We will exchange the old notes on the first business day following the expiration date. See the section entitled “Exchange offer — Terms of the exchange offer.”

Procedures for tendering old notes	For information on procedures for tendering old notes and the actions required to make a formal offering of your old notes, see the section entitled “Exchange offer — Procedures for tendering.”

Taxation	The exchange of the old notes for the exchange notes in the exchange offer will not be a taxable exchange for U.S. federal income tax purposes. See the section entitled “Material United States federal income tax consequences.”

Resale	Based upon the position of the staff of the SEC as described in previous no-action letters, we believe that a holder who exchanges the old notes for the exchange notes in the exchange offer and satisfies certain other conditions generally may offer for resale, sell and otherwise transfer the exchange notes without further registration under the Securities Act and without delivery of a prospectus that satisfies the requirements of Section 10 of the Securities Act. Any holder of the old notes using the exchange offer to participate in a distribution of the exchange notes cannot rely on the no-action letters referred to above. See the section entitled “Exchange offer — purpose and effect of the exchange offer.”

Remaining old notes	If you do not tender your old notes in the exchange offer or if we do not accept your old notes for exchange as described under the section entitled “Exchange offer — Terms of the exchange offer” you will continue to hold the old notes and they will continue to bear legends restricting their transferability.

Exchange agent	The Bank of New York will act as exchange agent for the exchange offer. See the section entitled “Exchange offer — Exchange agent” for the exchange agent’s address and telephone number.

Use of proceeds	We will receive no proceeds from the exchange offer. See the section entitled “Use of proceeds.”

THE EXCHANGE NOTES
      Other than the obligation to conduct an exchange offer, the exchange notes will have the same financial terms and covenants as the old notes, which are summarized as follows:

Issuers	Stanley-Martin Communities, LLC and Stanley-Martin Financing Corp.

Securities	$150,000,000 aggregate principal amount of 9 3/4% Senior Subordinated Notes due 2015.

Maturity Date	August 15, 2015.

Guarantees	The Notes will be unconditionally guaranteed on an unsecured senior subordinated basis by all of our current and future restricted subsidiaries that guarantee our and our restricted subsidiaries’ other indebtedness.

Interest Payment Dates	Every February 15 and August 15, beginning February 15, 2006.

Ranking	The Notes will be our unsecured senior subordinated obligations and will rank junior in right of payment to our existing and future senior debt. The Notes will rank equally with all future senior subordinated debt and senior to all future junior subordinated debt. As of September 30, 2005, we had no senior debt outstanding and approximately $139.5 million of available borrowing base capacity (with additional letters of credit capacity) under our $150.0 million senior secured credit facility. The indenture governing the Notes will allow us to incur additional debt, including senior secured debt.

Optional Redemption	We may redeem some or all of the Notes at any time on or after August 15, 2010, at redemption prices described in this prospectus under the caption “Description of Notes — Optional Redemption.” In addition, at any time prior to August 15, 2008, we may redeem up to 35% of the Notes and any additional Notes issued under the indenture from the proceeds of certain sales of our equity securities at 109.750% of the principal amount, plus accrued and unpaid interest, if any, to the date of redemption. We may make that redemption only if, after the redemption, at least 65% of the aggregate principal amount of the Notes and any additional Notes remains outstanding and the redemption occurs within 90 days of the closing of the equity offering. See “Description of Notes — Optional Redemption.”

Change of Control	Upon the occurrence of a change of control (as described under “Description of Notes — Change of Control”), we must offer to repurchase the Notes at 101% of the principal amount of the Notes, plus accrued and unpaid interest to the date of repurchase.

Consolidated Tangible Net Worth	If our Consolidated Tangible Net Worth falls below $35.0 million for any two consecutive fiscal quarters, we will be required to make an offer to purchase up to 10% of the Notes then outstanding at a purchase price equal to 100% of the principal amount, plus accrued and unpaid interest to the date of purchase. As of September 30, 2005, our Consolidated Tangible Net Worth was approximately $63.9 million.

Basic Covenants of the Indenture	The indenture governing the Notes will contain certain covenants limiting our ability and the ability of our restricted subsidiaries to, under certain circumstances:

• incur additional debt;

• prepay subordinated indebtedness;

• pay dividends or make other distributions on, redeem or repurchase, capital stock;

• make investments or other restricted payments;

• enter into transactions with affiliates;

• issue stock of restricted subsidiaries;

• sell all, or substantially all, of our assets;

• create liens on assets to secure debt; or

• effect a consolidation or merger.

These covenants are subject to important exceptions and qualifications as described in this prospectus under the caption “Description of Notes — Certain Covenants.”

RISK FACTORS
      An investment in the Notes involves risk. You should carefully consider the following risk factors in addition to the other information contained in this prospectus before deciding whether to tender your old notes in the exchange offer. Any of the following risks, as well as other risks and uncertainties, could materially adversely affect our business, financial condition, operating results and cash flows, which in turn could adversely affect our ability to pay interest and/or principal on the notes. In such case, you may lose all or part of your investment.
Risks Related to the Notes and Our Indebtedness

Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under the Notes.
      We have a significant amount of indebtedness. As of September 30, 2005, we had total indebtedness of approximately $150.0 million and available borrowing base capacity of approximately $139.5 million under our $150.0 million senior secured credit facility. The indenture governing the Notes will allow us to incur substantial additional debt.
      Our substantial indebtedness could have important consequences to holders of the Notes. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to the Notes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt or greater financial resources than we do; and

•	limit our ability to borrow additional funds.
      In addition, our senior secured credit facility and the indenture contain, financial and other restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. For example, the indenture includes a covenant requiring us to maintain a minimum Consolidated Tangible Net Worth or make an offer to purchase Notes. Our failure to comply with these covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debt.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.
      Our ability to make payments on and to refinance our indebtedness, including the Notes, and to acquire land, will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, competitive, legislative, regulatory and other factors that are beyond our control.
      We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness, including the Notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the Notes, on or before the maturity thereof or incur additional debt. We cannot assure you that we will be able to refinance any of our indebtedness, including our senior secured credit facility and the Notes, on commercially reasonable terms or at all.

Your right to receive payments on the Notes is junior to our existing indebtedness and possibly all of our future borrowings. Further, the guarantees of the Notes are junior to all of our guarantors’ existing indebtedness and possibly to all their future borrowings.
      The Notes and the subsidiary guarantees thereof rank behind all of our, and the subsidiary guarantors’, existing indebtedness (other than trade payables) and all of our and their future borrowings

(other than trade payables), except any future indebtedness that expressly provides that it ranks equal with, or is subordinated in right of payment to, the Notes and the guarantees thereof. As a result, upon any distribution to our creditors or the creditors of the guarantors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the guarantors or our or their property, the holders of our and the guarantors’ senior debt, including debt outstanding under our senior secured credit facility, will be entitled to be paid in full in cash before any payment may be made with respect to the Notes or the subsidiary guarantees thereof. In these cases, sufficient funds may not be available to pay all of our creditors, and holders of the Notes may receive less, ratably, than the holders of senior debt and, due to the turnover provisions in the indenture, less, ratably, than the holders of unsubordinated obligations, including trade payables. In addition, all payments on the Notes will be blocked in the event of a payment default on senior debt and may be blocked for limited periods in the event of certain nonpayment defaults on material senior debt (including our senior secured credit facility).
      As of September 30, 2005, we had approximately $150.0 million in total indebtedness, none of which is secured, and approximately $139.5 million of available borrowing base capacity under our $150.0 million senior secured credit facility. We will be permitted to borrow substantial additional indebtedness, including senior debt, in the future under the terms of the indenture and the senior secured credit facility.

We may not have the ability to raise the funds necessary to finance an offer to purchase Notes in connection with a change of control or a decline in our Consolidated Tangible Net Worth.
      Upon the occurrence of certain kinds of change of control events, we will be required to offer to repurchase all outstanding Notes at 101% of the principal amount thereof plus accrued and unpaid interest, to the date of repurchase. In addition, if our Consolidated Tangible Net Worth falls below $35.0 million for any two consecutive fiscal quarters, we will be required to make an offer to purchase up to 10% of the Notes then outstanding at a price equal to 100% of the principal amount, together with any accrued and unpaid interest and additional interest, if any, to the date of purchase. As of September 30, 2005, our Consolidated Tangible Net Worth was approximately $63.9 million.
      If either event occurs, it is possible that we will not have sufficient funds at that time to make the required repurchase of Notes or that restrictions in our senior secured credit facility will not allow such repurchases. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a “Change of Control” under the indenture. See “Description of Notes — Change of Control” and “— Certain Covenants — Maintenance of Consolidated Tangible Net Worth.”

Holders of secured debt would be paid first and would receive payments from assets used as security before you would receive payments if we were to become insolvent or default in the payment of our debt.
      The Notes and the guarantees will not be secured by any of our assets or the assets of our subsidiaries and will therefore be effectively subordinated to our existing and future secured debt to the extent of the assets securing that debt. Our senior secured credit facility is secured by construction work-in-progress and mortgages on real estate of substantially all of our assets, and any successor credit facility is likely to be secured on a similar basis. The indenture governing the Notes will permit us to incur additional debt, including purchase money debt and other secured debt (including debt under our senior secured credit facility). If we were to become insolvent, holders of any current and future secured debt (including obligations outstanding under our senior secured credit facility) would be paid first and would receive payments from the assets used as security before you would receive any payments. You may therefore not be fully repaid if we remain insolvent in such circumstances.
      As of September 30, 2005, we had approximately $150.0 million in total indebtedness, none of which is secured, and approximately $139.5 million of available borrowing base capacity under our $150.0 million senior secured credit facility.

The Notes will be effectively subordinated to all indebtedness of our subsidiaries that are not guarantors of the Notes.
      Not all of our subsidiaries will guarantee the Notes. Under the indenture governing the Notes our current and future restricted subsidiaries that guarantee our indebtedness, and our restricted subsidiaries’ other indebtedness, will guarantee the Notes. Our other subsidiaries will not be required to guarantee the Notes. You will not have any claim as a creditor against the subsidiaries that are not guarantors of the Notes, and the indebtedness and other liabilities, including trade payables, whether secured or unsecured, of those subsidiaries will be effectively senior to your claims against these non-guarantor subsidiaries. For the nine months ended September 30, 2005, our non-guarantor subsidiaries represented approximately 6.0% of our total revenue and had net income of approximately $2.5 million (compared to $33.6 million of net income for us and our subsidiaries on a combined basis). In addition, as of September 30, 2005, our non-guarantor subsidiaries held approximately 8.1% of our assets (exclusive of real estate inventory not owned) and had approximately $4.4 million of liabilities (exclusive of liabilities related to real estate inventory not owned), to which the Notes were structurally subordinated. In the event of a bankruptcy, liquidation, reorganization or other winding up of any of the non-guarantor subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us.
      In addition, the indenture will permit non-guarantor subsidiaries to incur additional indebtedness. Therefore the Notes would be effectively subordinated to this additional indebtedness that may be incurred by the non-guarantor subsidiaries.

Federal and state statutes allow courts, under specific circumstances, to void guarantees and require noteholders to return payments received from guarantors.
      Under federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee may be voided, or claims in respect of a guarantee may be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

•	received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee; and

•	was insolvent or rendered insolvent by reason of such incurrence; or

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature; or

•	intended to hinder, delay or defraud that guarantor’s creditors.
      In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor.
      The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets; or

•	if the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.
      On the basis of historical financial information, recent operating history and other factors, we believe that each guarantor, after giving effect to its guarantee of these Notes, will not be insolvent, will not have unreasonably small capital for the business in which it is engaged and will not have incurred debts beyond its ability to pay such debts as they mature. We cannot assure you, however, as to what standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard.

The market for the old notes may be significantly more limited after the exchange offer.
      Because we anticipate that most holders of old notes will elect to exchange their old notes, we expect that the liquidity of the market for any old notes remaining after the completion of the exchange offer may be substantially limited. Any old notes tendered and exchanged in the exchange offer will reduce the aggregate principal amount of the old notes outstanding. Accordingly, the liquidity of the market for any old notes could be adversely affected and you may be unable to sell them. The extent of the market for the old notes and the availability of price quotations would depend on a number of factors, including the number of holders of old notes remaining outstanding and the interest of securities firms in maintaining a market in the old notes. An issue of securities with a smaller number of units available for trading may command a lower, and more volatile, price than would a comparable issue of securities with a larger number of units available for trading. Therefore, the market price for the old notes that are not exchanged may be lower and more volatile as a result of the reduction in the aggregate principal amount of the old notes outstanding.

Your ability to transfer the exchange notes may be limited by the absence of an active trading market, and an active trading market may not develop for the exchange notes.
      The exchange notes are being offered to the holders of old notes. The old notes were originally issued to “qualified institutional buyers” in compliance with Rule 144A under the Securities Act. To the extent that old notes are tendered and accepted in the exchange offer, the trading market for the remaining untendered old notes could be adversely affected.
      The exchange notes will be a new issue of securities for which there is no established trading market. We do not intend to have the exchange notes listed on a national securities exchange or to arrange for quotation on any automated dealer quotation systems. A liquid trading market for the exchange notes may not develop. The liquidity of the exchange notes will depend on a number of factors, including:

•	the number of holders of notes;

•	our operating performance and financial condition;

•	the market for similar securities;

•	the interest of securities dealers in making a market in the notes; and

•	prevailing interest rates.
      Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. The market, if any, for the notes may face similar disruptions that may adversely affect the prices at which you may sell your notes. Therefore, you may not be able to sell your notes at a particular time and the price that you receive when you sell may not be favorable.

Stanley-Martin Financing Corp. has only nominal assets from which to make payments on the Notes.
      Stanley-Martin Financing Corp. is a co-issuer and co-obligor on the Notes. Stanley-Martin Financing Corp. is our wholly owned subsidiary, with no operations and only nominal assets from which to make payments on the Notes.
Risks Relating to Our Structure

We will depend on distributions from our operating subsidiaries to pay the interest on the Notes. Contractual or legal restrictions applicable to our subsidiaries could limit distributions from them.
      We are a holding company and derive all of our operating income from, and hold substantially all of our assets through, our subsidiaries. The effect of this structure is that we depend on the earnings of our subsidiaries, and the distribution, loan or other payment to us of these earnings, to meet our obligations, including those under our senior secured credit facility, the Notes and any of our other debt obligations. Our subsidiaries’ ability to make payments to us will depend upon their operating results and will also be subject to applicable law and contractual restrictions. Some of our subsidiaries may become subject to loan agreements and indentures that restrict the sale of assets and significantly restrict or prohibit the payment of dividends or the making of distributions, loans or other payments to stockholders and members. The indenture governing the Notes will, subject to certain limitations, permit our subsidiaries to incur debt with similar prohibitions and restrictions in the future. Provisions of law, like those requiring that dividends be paid only out of surplus, and provisions of our senior indebtedness will also limit the ability of our subsidiaries to make distributions, loans or other payments to us.

A portion of our cash flow will be used to make payments to Neighborhood Holdings to distribute to the holders of its Class A and Class B membership interests.
      Neighborhood Holdings, our parent, has substantial obligations to make distribution payments on its outstanding Class A membership interests. In addition, from time to time, Neighborhood Holdings makes distribution payments on its Class B membership interests, a portion of which may be used to fund the tax obligations of its beneficial holders, Martin K. Alloy and Steven B. Alloy, which are attributable to our income by virtue of our being a “pass-through” entity for income tax purposes. Neighborhood Holdings relies on distributions from its subsidiaries, including us, to fund these payments. For the nine months ended September 30, 2005, we made distributions to Neighborhood Holdings of $10.4 million. During the same period, Neighborhood Holdings made distribution payments on its Class A membership interests of $2.1 million and distribution payments on its Class B membership interests of $10.0 million. In addition, in the fourth quarter of 2005, we made a distribution of $10.0 million to Neighborhood Holdings, $9.0 million of which it distributed directly and indirectly to holders of its Class B membership interests. See “Description of Certain Indebtedness — Neighborhood Holdings’ Membership Interests”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” and “Description of Notes — Certain Covenants — Limitations on Restricted Payments” for a description of these distributions. As a result of Neighborhood Holdings’ dependence on the cash flows of its subsidiaries, we expect that a substantial portion of our cash flow will be used to make payments to Neighborhood Holdings to fund these payments. These payments will reduce the cash flow we could use to make payments on the Notes and our other outstanding indebtedness.

The principal members of Neighborhood Holdings exercise control over the operation of our business and may have interests that conflict with the interests of the noteholders.
      Martin K. Alloy, our Chairman, and Steven B. Alloy, our Chief Executive Officer and President, have control, through personal and family-owned entities and holdings, of all of the voting membership interests in Neighborhood Holdings. This gives Messrs. Alloy sole control over the operation of our business, including the approval of certain actions such as amending our operating agreement, commencing bankruptcy proceedings, taking certain corporate actions (including, without limitation, incurring debt, issuing stock, selling assets, acquiring assets (including land) and engaging in mergers and acquisitions) and appointing members of our management. Their interests in exercising control over our business may conflict with your interests as a holder of the Notes. This voting power might discourage someone from acquiring us or from making a significant equity investment in us, even if we need the investment to meet our obligations and to operate our business. In addition, we purchase a substantial portion of the land we acquire from, and enter into other transactions with, entities controlled by Messrs. Alloy. See “Related Party Transactions” for a description of the transactions as they exist to date. We may enter into additional transactions with them or their affiliates in the future. Additionally, the direct and indirect holders of our equity interests are not restricted from engaging in other homebuilding or land development activities or otherwise competing with us.

Risks Related to Our Business

A deterioration in economic conditions generally could decrease demand and pricing for our homes.
      The homebuilding industry is cyclical and highly sensitive to changes in general and local economic conditions such as employment levels and job growth, consumer confidence and income, availability of financing for homebuyers, interest rate levels and housing demand. Sales of new homes are also affected by the supply of alternatives to new homes, such as rental properties and used homes, including foreclosed homes. These economic variables could have an adverse effect on consumer demand for, and the pricing of, our homes, which could cause our sales and revenues to decline.

Our success depends in part on the availability of suitable undeveloped land and improved lots at acceptable prices.
      Our long-term ability to develop land and build and sell homes depends in part on the continued availability of undeveloped land and improved lots suitable for residential building at acceptable prices and in desirable locations. This availability depends on a number of factors, including competitive over-bidding, declining supply as land is developed, the availability to us of financing to acquire land and governmental regulation. Any land shortage or decline in supply of suitable land at acceptable prices could limit our ability to develop new communities and/or result in increased land costs. We may not be able to pass through to our customers any increased land costs, which could adversely impact our margins and earnings.

Inventory risk could adversely impact our operations and profitability.
      Inventory risk for homebuilders is substantial due to the high carrying costs of lots. The market value of housing inventories can change significantly over the life of a community as a result of dynamic economic or market conditions. These valuation changes could cause us to hold land in inventory longer than planned and/or cause losses when trying to exit a poorly performing community, either of which could have a material adverse effect on our profitability. In addition, the need to hold in inventory land and finished lots ahead of the start of home construction requires us to commit working capital for long periods of time, making cash flow management crucial.

If we are unable to obtain sufficient capital to operate and develop our business, our results of operations and revenues could decline.
      We expect to continue to make significant expenditures to purchase additional land and to expand and develop our inventory. If we do not generate positive cash flows from the development and marketing of our communities and generate such funds in a timely manner to meet our working capital requirements, we may seek to minimize cash expenditures and/or obtain additional financing. However, the terms or availability of additional capital is uncertain. Failure to secure additional financing, if and when needed, may limit our ability to grow and develop our business, which could reduce our results of operations and revenue. Moreover, our senior secured credit facility contains, and the indenture governing the Notes will contain, provisions that may restrict the debt we may incur in the future. If we are not successful in obtaining sufficient capital, it could reduce our revenues, results of operations and future growth.

Because the majority of our customers finance their home purchases, interest rate increases, inflation or decreases in the availability of mortgage financing could lead to fewer home sales, which would reduce our revenues.
      The majority of our customers obtain mortgage loans to finance their home acquisitions. In general, housing demand is adversely affected by increases in interest rates, inflation and decreases in the availability of mortgage financing. If mortgage rates increase and the ability or willingness of prospective buyers to finance home purchases is adversely affected, our operating results may be negatively affected. Even if our prospective customers do not need financing, changes in interest rates, inflation and mortgage availability could make it harder for those prospective customers to sell their existing homes to potential buyers who do need financing. In addition, there have been discussions of possible changes in the federal income tax laws which would remove or limit the deduction for home mortgage interest. Any limitations or restrictions on the availability of mortgage financing, increased interest rates or limits on the deductibility of home mortgages could adversely affect our sales, which would reduce our revenues.

Building material and labor shortages could increase costs and/or delay deliveries of our homes and adversely affect our operating results.
      The homebuilding industry has, from time to time, experienced building material and labor shortages. In particular, fluctuating prices and shortages of lumber, insulation, drywall, cement and other important building materials could result in delays in the start or completion of, or increase the cost of, developing one or more of our communities. We are unable to pass on increases in construction costs to customers who have already entered into sales contracts because our sales contracts fix the price of the home at the time the contract is signed, which typically is in advance of its construction. In addition, we contract with subcontractors, including our affiliate Heritage Contracting, LLC, to construct our homes. Therefore, the timing and quality of our construction depends on the availability, skill and cost of the labor force available to our subcontractors. Increases in costs resulting from these shortages or delays in the construction of homes could adversely affect our operating results.

Because of our geographic concentration in the Washington, D.C. metropolitan area, home prices and sales activities in this area have a significant impact on our profitability.
      We conduct all of our business in the Washington, D.C. metropolitan area. Although demand in the Washington, D.C. metropolitan area has been strong and steady for several decades, home prices and sales activities in this area have in the past declined from time to time, particularly as a result of slow economic growth. If demand weakens, we may not be able to support our current pricing structure. Any prolonged economic or real estate market downturn in the Washington, D.C. metropolitan area would have a material adverse effect on our profitability.

Government regulations concerning the development of land and the homebuilding process could restrict our business activities, increase our operating expenses and cause our revenues to decline.
      We are subject to a variety of extensive and complex federal, state and local statutes, ordinances, rules and regulations that affect the development of land and homebuilding process, including zoning, building design, levels of density, construction, installation of utility services such as gas, electric, water and waste disposal, use of open spaces and similar matters. In addition, governmental authorities often have broad discretion in administering such laws and regulations. We may incur additional costs and delays in order to comply with these laws and regulations. Other governmental regulations, such as building moratoriums and “no growth” or “slow growth” initiatives, which could be adopted may cause delays in our planned or existing projects or otherwise restrict our business activities resulting in reductions in our revenues or our ability to grow our business.
      In addition, as of September 30, 2005, various third party and affiliated sellers were seeking zoning approvals for approximately 15% of our land portfolio, which would allow us to increase the number of homes that we may build on each acre of land in accordance with our current business plan. In most cases, failure to obtain zoning approval would result in a withdrawal from a transaction with a return of our deposit. However, in cases where the option to purchase land is not contingent upon zoning approval, failure to obtain approval in a community would result in lower profitability per home and could have an adverse impact on our revenues.
      Our mortgage originating and title operations are subject to numerous federal, state and local laws and regulations. Failure to comply with these requirements can lead to administrative enforcement actions, the loss of regional licenses, criminal penalties and/or claims for monetary damages.

Compliance with, and liabilities under, applicable environmental laws may adversely affect us, which could reduce our profits.
      We are subject to a variety of federal, local and state statutes, ordinances, rules and regulations concerning the protection of health and the environment. The environmental requirements that apply to a particular community vary according to factors such as the community’s location and the site’s environmental condition, including for example the presence of wetlands or endangered species, and impacts from the present and former uses of the site. Environmental laws may result in delays, require time consuming and expensive compliance or remediation programs to be implemented, and prohibit or severely restrict development in certain environmentally sensitive regions or areas such as those with wetlands or threatened or endangered species.
      We frequently seek to develop properties that have historically been used for other purposes, which may contain above-ground or underground storage tanks or stored hazardous materials and related soil or groundwater contamination, or may be adversely affected by other environmental conditions. We may be required to undertake extensive site planning activities to minimize potential environmental damage, to obtain permits for operations in environmentally sensitive areas, to satisfy inspections and to obtain approvals of infrastructure projects, such as sewer, water and stormwater management installations. If we fail to identify and properly evaluate environmental conditions and applicable environmental regulations prior to the acquisition of a site, we could incur unanticipated liabilities, as well as expenses and delays in its development, including costs for remediation of historical contamination. If our activities are not conducted in compliance with environmental laws or cause environmental damage, we may be liable for fines and penalties, natural resource damages and restoration costs. We may also become liable to buyers or other occupants of our homes for injuries or property damage resulting from environmental conditions such as the presence of radon or mold or harmful vapors. We expect that increasingly stringent requirements will be imposed on homebuilders in the future. In addition, the continued effectiveness of permits already granted or approvals already obtained is dependent upon many factors, such as changes in policies, rules and regulations and their interpretation and application.

We compete on several levels with homebuilders, some of which have longer operating histories and/or greater resources than us, which could hurt our margins and future earnings.
      The homebuilding industry is highly competitive and fragmented and has low barriers to entry. We compete not only for homebuyers but also for desirable properties, financing, raw materials and skilled labor. We compete with numerous homebuilders of various sizes, ranging from local to national in scope, some of which have longer operating histories and greater financial, marketing and sales resources than we do, providing them with potential advantages. We also compete with the resale, or “previously owned”, home market. These competitive conditions could prevent us from acquiring attractive land at acceptable prices, cause us to increase our selling incentives and/or reduce our prices. If we are unable to compete effectively, our margins and earnings will suffer.

Natural disasters, adverse weather conditions and conditions in nature beyond our control could delay deliveries, increase costs and decrease demand for new homes, which could harm our business and financial condition.
      Adverse weather conditions and natural disasters such as hurricanes, severe storms and floods or other natural disasters or similar events can delay our home deliveries, increase our costs by damaging inventory and negatively impact the demand for new homes. Furthermore, if our insurance does not fully cover losses resulting from such events or any business interruption, our assets, financial condition and capital resources could be adversely affected. We may also be affected by unforeseen engineering, environmental or geological problems, which could also cause delays in home delivery and increase costs.

We may be subject to potential liabilities as a result of construction defect, product liability and warranty claims, which could adversely affect our business.
      We are subject to construction defect, product liability and home warranty claims arising in the ordinary course of our business. These claims are common in the homebuilding industry and can result in significant costs or judgments. In particular, suits with respect to construction defects related to Exterior Finish Insulation Systems (“EFIS”) and Exterior Insulation Finish Systems (“EIFS”), as well as with respect to the growth of mold have been more prevalent in recent years and present a potential and significant economic risk to us.

      In addition, the costs of insuring against construction defect, product liability and warranty claims are high, and the amount and scope of coverage offered by insurance companies is currently limited. For example, claims related to the growth of mold are currently excluded from our policy coverage. This coverage may become more restrictive and/or increasingly costly. In addition, our lenders and suretys require that we maintain certain specified levels of insurance. The unavailability of insurance for such claims would have an adverse effect on our business.

We experience variability in our operating results on a quarterly basis and accordingly, our historical performance may not be a meaningful indicator of our future performance.
      We have historically experienced, and expect to continue to experience, variability in our sales and net income on a quarterly basis. Factors that contribute to this variability include, among others, those discussed in the risk factors above and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” As a result, our historical financial performance is not necessarily a meaningful indicator of future results and we expect financial results to vary from project to project and from quarter to quarter. We believe that quarter-to-quarter comparisons of our results should not be relied upon as an indicator of our future performance.

We depend on the services of certain key management and other personnel, and the loss of their services could adversely affect our operations.
      Our success depends to a significant degree on the efforts of our management, in particular our Chief Executive Officer and President, Steven B. Alloy. Our operations could be adversely affected by the unanticipated departure of one or more members of our senior management. In addition, our future success depends on our ability to attract and retain skilled personnel. There is competition for such personnel and the failure to retain and/or recruit additional or substitute personnel in a timely manner could have an adverse effect on our operations.

Future terrorist attacks against the United States or increased domestic or international instability could have an adverse effect on our operations and financial condition.
      Adverse developments in the war on terrorism, future terrorist attacks against the United States or any outbreak or escalation of hostilities between the United States and any foreign power may cause disruption to the economy, our company, our employees and our customers, thereby adversely affecting our business. In addition, any of these events may also lead to changes in the amount and scope of available insurance coverage as well as higher premiums. Any disruptions or changes in insurance could adversely affect our operations and financial condition.

USE OF PROCEEDS
      We will not receive any cash proceeds from the exchange offer. Because we are exchanging the old notes for the exchange notes, which have substantially identical terms and evidence the same indebtedness as the old notes, the issuance of the exchange notes will not result in any increase in our indebtedness. The net proceeds from the offering of the old notes was approximately $144.3 million. The net proceeds from the offering of the old notes, were used to repay indebtedness outstanding under a senior secured credit facility, pay related fees and expenses and for general corporate purposes.
CAPITALIZATION
      The following table sets forth our combined cash and cash equivalents and capitalization as of September 30, 2005 on an actual basis. The table does not set forth such information on an as adjusted basis to give effect to the exchange of the Notes contemplated hereby as there is no material change in the information provided herein. The table should be read in conjunction with our combined financial statements, including the notes thereto, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Certain Indebtedness.”

As of
September 30, 2005
Actual

(Unaudited)
(Dollars in thousands)
Cash and cash equivalents	$42,174

Long-term debt:
Senior secured credit facility(1)	—
Other debt(2)	26,855

Total senior debt	26,855
Senior subordinated notes	150,000

Total debt	176,855
Minority interest	314
Total members’ capital and stockholders’ deficit	69,384

Total capitalization	$246,553

(1)	As of September 30, 2005, we had approximately $150.0 million in total indebtedness, none of which is secured and approximately $139.5 million of available base borrowing capacity under our $150.0 million senior secured credit facility.

(2)	Represents $26.9 million of liabilities outstanding at September 30, 2005 related to real estate inventory not owned (consolidated pursuant to FIN 46R), which liabilities are non-recourse against us. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Application of Critical Accounting Estimates and Policies — Homebuilding Inventory.”

SELECTED HISTORICAL CONSOLIDATED AND
COMBINED FINANCIAL AND OTHER DATA
      The following selected historical consolidated and combined financial and other financial data as of September 30, 2005 and for the nine months ended September 30, 2005 and September 30, 2004 are derived from our unaudited consolidated and combined financial statements, which are included elsewhere in this prospectus. The following selected historical combined financial and other financial data as of September 30, 2004 are derived from our unaudited consolidated and combined financial statements, which are not included in this prospectus. The following tables also set forth selected historical combined financial and other financial data for each of the five years in the period ended December 31, 2004. The statements of operations data for the years ended December 31, 2004, 2003 and 2002 and the balance sheet data as of December 31, 2004 and 2003 are derived from our audited combined financial statements, which are audited by KPMG LLP and included elsewhere in this prospectus. The statements of operations data for the years ended December 2001 and 2000 and the balance sheet data as of December 31, 2002, 2001 and 2000 are derived from our unaudited combined financial statements that are not included in this prospectus. The unaudited consolidated and combined financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of our financial position and the results of operations for these periods. Interim results are not necessarily indicative of full year results. The selected historical consolidated and combined financial and other data should be read in conjunction with our audited and unaudited consolidated and combined financial statements, including the notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Nine Months Ended
	September 30,				Year Ended December 31

	2005		2004		2005		2004		2003		2002		2001

	(Unaudited)
	(Dollars in thousands)
Statement of Operations Data:
Homebuilding revenue	$173,935		$79,856		$158,864		$146,873		$150,690		$95,770		$90,421
Cost of sales	121,027		59,999		117,966		112,167		117,814		74,778		74,254

Gross homebuilding profit	52,908		19,857		40,898		34,706		32,876		20,992		16,167
Financial and management services revenue	11,149		5,917		8,641		8,431		6,877		4,661		1,200
Selling, general and administrative expense	31,896		18,523		28,862		24,857		21,768		15,727		12,202
Minority interest	(751)		(403)		(579)		(709)		(553)		(365)		(108)
Other, net	2,174		587		1,869		732		803		330		617

Net income(1)	$33,584		$7,435		$21,967		$18,303		$18,235		$9,891		$5,674

Other Financial Data:
Gross homebuilding margins(2)	30.4%		24.9%		25.7%		23.6%		21.8%		21.9%		17.9%
Depreciation and amortization	$249		$201		$272		$203		$139		$148		$116
Net cash provided by (used in) operating activities	$16,753		$(34,082)		$(38,244)		$(5,471)		$(5,091)		$(3,169)		$(4,108)
Ratio of earnings to fixed charges(3)	4.9	x	3.5	x	5.7	x	6.5	x	7.3	x	4.5	x	2.1x
Operating Data:
Net new home orders	238		253		335		306		325		253		255
Homes closed(4)	251		157		302		282		318		212		216
Average sales price of homes closed(4)	$690.1		$505.7		$523.5		$520.8		$473.3		$446.3		$402.9
Backlog at end of period, homes(5)	208		284		221		188		164		157		107
Backlog at end of period, contract value(5)	$154,648		$169,393		$148,819		$97,293		$80,311		$77,757		$51,550

	September 30,		December 31,

	2005	2004	2004	2003	2002	2001	2000

	(Unaudited)
	(Dollars in thousands)
Balance Sheet Data:
Cash	$42,174	$9,293	$2,053	$1,876	$8,742	$5,728	$6,814
Inventory	$179,063	$153,002	$157,795	$94,059	$66,803	$49,481	$36,270
Total assets(6)	$275,641	$174,092	$176,251	$105,460	$89,611	$64,491	$50,481
Total debt(7)	$176,855	$100,563	$109,666	$57,519	$42,738	$32,441	$29,256
Members’ capital and stockholders’ deficit	$69,384	$43,501	$46,586	$36,274	$33,918	$17,583	$12,563

(1)	Because we are structured as a limited liability company, income tax obligations are paid by our members and are not borne by us. Therefore, our net income is higher than it would be if we were structured as a C corporation. However, historically we have made distributions to our stockholders and members in amounts necessary for them to pay income taxes attributable to them. After June 30, 2005 our subsidiary, Stanley Martin Companies, Inc., became a C corporation and therefore subject to federal and state income taxes. Any future tax liabilities are expected to be insignificant.

(2)	Gross homebuilding margin is calculated by dividing gross homebuilding profit by homebuilding revenue.

(3)	In calculating the ratio of earnings to fixed charges, earnings consisted of (a) pre-tax income from operations before adjustment for minority interests in consolidating subsidiaries or income or loss from equity investees, plus (b) fixed charges, plus (c) amortization of capitalized interest, plus (d) distributed income from equity investees, minus (e) capitalized interest. Fixed charges are comprised of (a) interest incurred, both expensed and capitalized, (b) debt issue cost amortization in the period and (c) the portion of rental expense representative of the interest factor. After giving effect to the issuance of our senior subordinated notes, on a pro forma basis, our ratios of earnings to fixed charges were 2.53x and 2.83x for the nine months ended September 30, 2005 and the year ended December 31, 2004, respectively.

(4)	A home is included in “homes closed” when units are completed and title is transferred to the buyer at settlement.

(5)	Backlog consists of homes under contract but not yet closed at the end of the period. There can be no assurance that homes counted as backlog will close at their contracted price or at all.

(6)	At September 30, 2005, total assets includes $35.5 million of real estate inventory not owned (consolidated pursuant to FIN 46R). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Application of Critical Accounting Estimates and Policies — Homebuilding Inventory.”

(7)	Includes $26.9 million of liabilities outstanding at September 30, 2005 related to real estate inventory not owned (consolidated pursuant to FIN 46R), which liabilities are non-recourse against us. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Application of Critical Accounting Estimates and Policies — Homebuilding Inventory.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview
      This Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read in connection with the other sections of this prospectus, including “Business,” “Selected Historical Consolidated and Combined Financial and Other Data,” and our combined financial statements including the notes thereto. The various sections of this MD&A contain a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this prospectus and particularly in the “Risk Factors” section. Our actual results may differ materially from those discussed below.
      We are one of the largest private homebuilders in the Washington, D.C. metropolitan area, based on the number of units delivered each year. We are engaged in the development of residential communities and the design, marketing and construction of single-family homes and townhomes. Our homes are marketed and sold under the trade name Stanley Martin.
      We generate our revenues from homebuilding operations and, to a lesser extent, from our title insurance and mortgage origination businesses. Substantially all of our home construction activities begin after a sales contract has been entered into with a homebuyer. We operate in two divisions: a Northern Virginia division, consisting of the City of Alexandria, Arlington, Fairfax, Loudoun, and Prince William Counties in Virginia and Montgomery County in Maryland and a Southern Maryland division that operates in St. Mary’s County. To date, substantially all of our homebuilding operations have been conducted through our Northern Virginia division. Our Southern Maryland division commenced selling activities in September 2005, and expects to commence construction starts in November 2005 and to begin deliveries in April 2006.
      Through our financial services operations, we offer a variety of financial services products, including mortgage origination, title insurance and closing services. Our mortgage revenues consist primarily of origination fee income, credit application fee income and gains on the sale of mortgages. Revenues from our mortgage operations are generally recognized when the mortgage loans and related servicing rights are sold to George Mason Mortgage, LLC (“George Mason”), which occurs concurrently with the closing of the associated mortgage loan. Title revenues consist primarily of title insurance premiums and closing services and are recognized as homes are closed.
      We seek to maintain at least a four-year land supply for our homebuilding operations, with three-quarters of our lot supply controlled through option contracts and one-quarter of our lot supply owned. In order to minimize risk, we generally exercise a land purchase option only after we have received substantially all of the necessary entitlements.
      For the nine months ended September 30, 2005, our total revenues, home deliveries and new orders were approximately $185.1 million, 251 homes and 238 orders, respectively. For the nine months ended September 30, 2004, our total revenues, home deliveries and new orders were approximately $85.8 million, 157 homes and 253 orders, respectively. At September 30, 2005, we had a backlog of 208 homes with a value of approximately $154.6 million.
Application of Critical Accounting Estimates and Policies
      This discussion and analysis of our financial condition and results of operations is based upon our combined financial statements which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis. We base our estimates on our historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
      We believe the following critical accounting policies are the more significant judgments and estimates used in the preparation of our combined financial statements:

Revenue Recognition
      Homebuilding. We build single-family and townhome residences, which are generally produced on a pre-sold basis for our customers. We recognize revenue on the sale of a home at the time title to the home passes to the customer at closing.
      Mortgage Loans and Title Fees. First Heritage Mortgage, LLC (“First Heritage”) has a loan purchase agreement with George Mason whereby First Heritage agrees to sell and deliver to George Mason all mortgage loans that it originates. The loans are sold to George Mason on the date the loans are settled with the mortgage borrower. The price at which the mortgage loans are sold to George Mason is fixed on the date First Heritage enters into a rate lock commitment with the borrower and is not subject to fluctuations based on changes in market conditions. If a prospective borrower cancels the loan agreement, the forward sale of the loan to George Mason is also cancelled.
      George Mason assumes all rights and responsibilities of servicing the loans originated by First Heritage and assumes responsibility for all amounts outstanding under the related warehouse line of credit. First Heritage and George Mason are jointly and severally liable on the warehouse line of credit used to fund mortgages until the mortgages are sold to a permanent investor. Cardinal Bank, N.A., the parent of George Mason, is the lender under the warehouse line of credit. Amounts outstanding under the warehouse line of credit currently bear interest at the Federal Funds Rate plus 1.00%. First Heritage is responsible for interest charges incurred on borrowings under the line of credit for the period from the date of settlement with the mortgage borrower to the date the mortgage loans are sold by George Mason to an investor. First Heritage earns interest income on the mortgage loans held by George Mason through the date the loans are sold by George Mason to an investor. First Heritage does not record mortgage loans held for sale or obligations under the warehouse line of credit because the loans are sold and delivered to George Mason concurrent with the closing of the loan with the borrower. The net fair value of the rate lock commitment to the borrower and the forward sale to George Mason is zero because any changes in underlying interest rates have an equal and offsetting impact and all originated loans are immediately transferred to George Mason concurrent with the closing of the loan with the borrower.
      First Heritage records mortgage loan fees and gains on the sale of mortgage loans at the date the loans are settled with the mortgage borrower and concurrently sold and delivered to George Mason.
      We recognize title insurance premiums associated with our title operations as home sales are closed, closing services are rendered and title policies are issued, all of which generally occur simultaneously as each home sale is closed. All of the title insurance policies are underwritten by a third party insurer.

Homebuilding Inventory
      Homebuilding inventory is stated at the lower of cost or fair value less cost to sell. The cost of developed lots and uncompleted homes represents the actual costs that are accumulated on a project basis, with direct costs accumulated on a specific identification basis by home within the project. Financing costs, including interest and real estate taxes, are capitalized as inventory costs. Field construction and supervision salaries and related overhead expenses are included in inventory costs. Selling, general and administrative costs are expensed as incurred. Upon settlement, direct costs are expensed based on actual costs incurred and other capitalized costs are expensed on an estimated standard cost basis. Estimated costs to complete and customer service reserves are provided for as homes are settled.
      When assessing the lower of cost or estimated fair value less cost to sell, estimated fair value less cost to sell equals the estimated sales price of the home, reduced by the sum of the estimated direct, overhead and financing costs capitalized as inventory costs and the direct selling expenses. Important factors involved in this estimation process include estimated sales prices, dates of disposition and interest rates. These variable assumptions are based on current market conditions and management’s judgment with respect to general economic conditions, but could differ materially in the future.
      We evaluate our deposits related to fixed price lot acquisition contracts based on the provisions of Financial Accounting Standards Board Interpretation No. 46, revised, Consolidation of Variable Interest Entities, or FIN 46R, the provisions of which were effective for us on January 1, 2004. FIN 46R requires the primary beneficiary of a variable interest entity (“VIE”) to consolidate that entity. The primary beneficiary of a VIE is the party that absorbs a majority of the VIE’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Expected losses are the expected negative variability in the fair value of an entity’s net assets, exclusive of variable interests, and expected residual returns are the expected positive variability in the fair value of an entity’s net assets, exclusive of variable interests.
      During the first quarter of 2005, a wholly owned subsidiary of Neighborhood Holdings, LLC, our parent, acquired a tract of land which is expected to be zoned for residential housing. Based on our expected use of all or a significant portion of the residential lots, we have determined that we are the primary beneficiary of this VIE, as defined in FIN 46R, and we have consolidated the entity which owns the land, recording real estate inventory not owned of $35.5 million, including capitalized interest of approximately $1.3 million, and liabilities related to real estate inventory not owned of $26.9 million. The liability of $26.9 million represents the fair value of seller financing in connection with the acquisition of land by the VIE. The notes bear interest at 5 percent with interest payments due monthly. The principal balance is due the earlier of July 20, 2006 or that date which is thirty days after the VIE has received final approval of its intended rezoning application. The notes are non-recourse promissory notes secured solely by the related land; accordingly, creditors of these notes have no recourse against us.

Warranty/ Product Liability Accruals
      Warranty and product liability accruals are established to provide for estimated future expenses as a result of construction and product defects, product recalls and litigation incidental to our business. Liability estimates are determined based on management’s judgment considering such factors as historical experience, the likely current cost of corrective action, manufacturers’ and subcontractors’ participation in sharing the cost of corrective action, consultations with third party experts such as engineers and discussions with our general counsel and other outside counsel retained to handle specific liability cases. Actual future warranty and liability costs could differ materially from our current estimated amounts.

Derivative Financial Instruments
      We account for our derivatives and hedging activities in accordance with SFAS No. 133, as amended, Accounting for Derivative Instruments and Certain Hedging Activities. As of September 30, 2005, we had interest rate swaps and an interest rate collar, which are considered derivative instruments. We entered into these derivative contracts to economically hedge our exposure to changes in interest rates. We do not enter into derivative instruments for speculative purposes. We have not designated the interest rate swaps or collar as cash flow hedges for financial reporting purposes. Amounts paid or received under these agreements and changes in the fair values of the instruments are recognized as gain (loss) on derivative contracts, net in the combined statements of operations. The fair value of the swaps are reflected in the consolidated and combined balance sheets as a component of other assets or other liabilities. On October 21, 2005, we terminated the interest rate collar.
Results of Operations

Highlights and Trends for the Nine Months Ended September 30, 2005

•	Our homebuilding revenue increased to $173.9 million for the first nine months of 2005, an increase of 117.8% from $79.9 million for the same period in 2004. This increase was driven by a 59.9% increase in the number of homes closed and a 36.5% increase in the average sales price to $690,158 during the first nine months of 2005 from $505,687 for the first nine months of 2004. The increase in the number of homes closed in the first nine months of 2005 over the number of homes closed in the first nine months of 2004 was due to construction delays in 2004 caused by adverse weather conditions in 2003. These weather conditions delayed land development and construction activities and pushed settlements back in 2004. The increase in average sales price year-over-year was due primarily to supply constraints in the Washington, D.C. metropolitan housing market.

•	Our homebuilding revenue will decrease in the fourth quarter 2005 compared to the final quarter 2004. We closed 145 homes in the fourth quarter 2004 and generated $79.0 million homebuilding gross revenue. We expect to close approximately 96 homes in the final quarter 2005 with homebuilding gross revenue of approximately $72.4 million. The move to an even-flow production model has helped enhance operating efficiencies by reducing the stress caused by abnormal delivery levels.

•	Financial and management services revenues increased 88.4% to $11.1 million in the first nine months of 2005 from $5.9 million in the first nine months of 2004, due to the volume increase discussed above and the growth of the mortgage business generated with third parties.

•	Earnings increased to $33.6 million for the first nine months of 2005 from $7.4 million for the same period in 2004, driven by the volume and price increases discussed above, resulting in an improvement in gross homebuilding margins to 30.4% from 24.9%. The earnings increase was also due to the successful implementation of operational improvements including transitioning to an even flow production model and greater economies of scale.

•	The number of new orders decreased 5.9% to 238 in the first nine months of 2005 from 253 in the first nine months of 2004, yet the aggregate sales value increased 18.9% as average sales price climbed to $730,862 in the first nine months of 2005 from $578,371 in the first nine months of 2004. The number of homes in backlog declined to 208 at September 30, 2005 from 284 one year earlier. The aggregate value of the backlog at September 30, 2005 declined 8.7% to $154.6 million despite a 24.7% increase in the average sales price to $743,499 from $596,456. The number of homes in backlog declined in the first nine months of 2005 due to improved operational efficiencies that reduced the number of days from sale to settlement, improved weather conditions and delayed community openings as a result of both lengthy government approvals and slower than anticipated receipt of finished lots from third party developers. In 2005, we changed our policy to limit the number of lots our sales force can sell in any given time period to better manage our real estate inventory and drive higher performance by utilizing an even flow construction and delivery plan.

•	We expect our overall new order average sales prices to decline in the last quarter of 2005 and in 2006 and our delivered average sales prices to decline in 2006 due to the marketing and sale of lower priced homes in our Southern Maryland division. Sales prices in our Southern Maryland division are expected to be lower than sales prices in our Northern Virginia division because land prices in our Southern Maryland division are significantly lower and the homes we expect to build will be generally smaller and will generally contain fewer amenities.

•	We continue to focus on increasing our land supply. We expect to purchase approximately $7.4 million of land in the final quarter 2005 and approximately $87.5 million of land in the first quarter 2006. As of September 30, 2005, our Northern Virginia division controls 2,128 lots of which 772 are owned (36.3%) and 1,356 are optioned (63.7%); our Southern Maryland division controls 1,222 lots, virtually all of which are optioned. Together, we control 3,350 lots of which 772 are owned (23.0%) and 2,578 (77.0%) are optioned.

Highlights and Trends for the Year Ended December 31, 2004

•	Our homebuilding revenue increased to $158.9 million for 2004, an increase of 8.2% from $146.9 million in 2003. This increase was driven by a 0.5% increase in the average sales price of homes closed and a 7.1% increase in the number of homes closed. During 2004, all of our operating income was derived from operations in our Northern Virginia division.

•	Financial and management services revenues increased 2.5% to $8.6 million in 2004 from $8.4 million in 2003, due to the volume increase discussed above.

•	During 2004, earnings increased by 20.0% to $22.0 million compared to $18.3 million in 2003, driven by the revenue increase discussed above and an improvement in gross homebuilding margins to 25.7% from 23.6%. Gross homebuilding margins improved as sales price increases outpaced cost increases driven by more favorable market conditions, operational improvements and greater economies of scale.

•	New orders in 2004 rose 9.5% to 335 homes from 306 homes in 2003, the aggregate value of new home orders rose $45.4 million, or 28.8%, to $203.0 million, and the average sales price rose 17.7% to $605,955 from $514,879 in 2003.

•	We continue to focus on increasing our land supply and spent approximately $63.7 million on land purchases during 2004. During 2004, we also entered into land option contracts in the amount of $90.7 million, an increase of $30.8 million, or 51.4%, compared to $59.9 million in 2003.

Highlights and Trends for the Year Ended December 31, 2003

•	During 2003, our homebuilding revenues were $146.9 million, down from $150.7 million in 2002, a decrease of 2.5%. This decrease was driven by a decline of 11.3% in the number of homes closed to 282 in 2003 from 318 in 2002, partially offset by a 10.0% increase in the average sales price of homes closed to $520,754 in 2003. The decrease in the number of homes closed in 2003 was primarily due to adverse weather conditions in 2003.

•	Financial and management services revenues increased 22.6% to $8.4 million in 2003 from $6.9 million in 2002, primarily due to the growth of the mortgage business generated with third parties.

•	Earnings were slightly higher in 2003 than 2002, driven by an improvement in gross homebuilding margins to 23.6% from 21.8%, which was partially offset by a decline in revenue and an increase in selling, general and administrative expenses. Gross homebuilding margins improved as sales price increases outpaced cost increases and as product mix and product locations changed year-over-year. Townhome closings declined by 40 homes from 36.5% of 2002 closings to 27.0% of 2003 closings yet the average sales price of townhomes increased 34.0% to $516,357 while the single-family average sales price declined marginally. In addition, our increase in earnings was attributable to the 23.1% improvement in our financial services operations as a result of higher income from the sale of loans, primarily due to the higher percentage of fixed rate loans that generally result in higher profit when sold to a third party.

•	During 2003, we spent approximately $53.9 million on land purchases, compared to $51.9 million in 2002.

•	The number of new orders declined 5.8% to 306 in 2003 from 325 in 2002. Despite this decline, the value of total new orders rose 4.5% to $157.6 million as the average sales price rose 11% to $514,879 in 2003 from $463,795 in 2002. New orders received year-over-year declined due to the timing of new community introductions, the completion of existing communities and the pace of land development activities.

•	Despite a modest decrease in total revenue, operating income increased 1.6% to $18.3 million in 2003 from $18.0 million in 2002 due to increased financial service revenues and a change in product mix and product locations year-over-year.

Selected Financial and Other Information
      The following table includes selected statement of operations and other data for the nine months ended September 30, 2005 and 2004 and the years ended December 31, 2004, 2003 and 2002:

	Nine Months Ended
	September 30,		Year Ended December 31,

	2005	2004	2004	2003	2002

	(Dollars in thousands)
Statement of Operations Data:
Homebuilding revenue	$173,935	$79,856	$158,864	$146,873	$150,690
Cost of sales	121,027	59,999	117,966	112,167	117,814

Gross homebuilding profit	52,908	19,857	40,898	34,706	32,876
Financial and management services revenue	11,149	5,917	8,641	8,431	6,877
Selling, general and administrative expense	31,896	18,523	28,862	24,857	21,768
Minority interest	(751)	(403)	(579)	(709)	(553)
Other, net	2,174	587	1,869	732	803

Net income	$33,584	$7,435	$21,967	$18,303	$18,235

Other Financial Data:
Gross homebuilding margins	30.4%	24.9%	25.7%	23.6%	21.8%
Depreciation and amortization	$249	$201	$272	$203	$139
Net cash (used in) provided by operating activities	$16,753	$(34,082)	$(38,244)	$(5,471)	$(5,091)
Operating Data:
Net new home orders	238	253	335	306	325
Homes closed	251	157	302	282	318
Average sales price of homes closed	$690.1	$505.7	$523.5	$520.8	$473.3
Backlog at end of period, homes	208	284	221	188	164
Backlog at end of period, contract value	$154,648	$169,393	$148,819	$97,293	$80,311
Seasonality and Variability in Quarterly Results
      In prior years, we have experienced seasonality and quarter-over-quarter variability in our homebuilding activity levels. For example, in 2004, we generated approximately 25% and 50% of our revenues in the third and fourth quarters, respectively, and in 2003, we generated approximately 21% and 40% of our revenues in the third and fourth quarters, respectively. We believe that this seasonality reflects the tendency of homebuyers to shop for a new home in the spring with the goal of closing in the fall or winter as well as the scheduling of paving and construction to accommodate seasonal weather conditions. Additional factors that contribute to this variability include (1) our ability to continue to acquire land and land options on acceptable terms, (2) the timing of receipt of regulatory approval for development and construction, (3) the condition of the real estate market and general and local economic conditions in the Washington, D.C. metropolitan area, (4) prevailing interest rates and the availability of financing, both for us and for the purchasers of our homes and (5) the cost and availability of materials and labor. We have implemented an even flow production model in an attempt to even out expected closings in future years. We have also experienced seasonality in our financial services operations as loan originations correspond with the closing of homes.

Selected Homebuilding Operating Data
      The following table sets forth certain information regarding closings, new orders and backlog for the nine months ended September 30, 2005 and 2004 and the years ended December 31, 2004, 2003 and 2002:

	Nine Months Ended
	September 30,		Year Ended December 31,

	2005	2004	2004	2003	2002

	(Dollars in thousands)
Homes Closed:
Single-family	193	74	104	206	202
Townhome	58	83	198	76	116

Total	251	157	302	282	318

Average Sales Price of Homes Closed:
Single-family	$709	$551	$579	$522	$524
Townhome	$626	$466	$494	$516	$385
Average sales price of homes closed	$690	$506	$524	$521	$473
Revenue from Homes Closed:
Single-family	$136,929	$40,741	$60,242	$107,610	$105,850
Townhome	36,296	38,652	97,862	39,243	44,647

Total	$173,225	$79,393	$158,104	$146,853	$150,497

New Orders (homes):
Single-family	232	139	210	127	236
Townhome	6	114	125	179	89

Total	238	253	335	306	325

Average Sales Price of New Orders:
Single-family	$741	$629	$653	$553	$470
Townhome	$345	$516	$527	$490	$448
Average sales price of all new orders	$731	$578	$606	$515	$464
Backlog at End of Period (homes):
Single-family	203	123	164	58	137
Townhome	5	161	57	130	27

Total	208	284	221	188	164

Backlog Sales Value at End of Period:
Single-family	$153,232	$84,739	$115,836	$34,292	$66,096
Townhome	1,416	84,654	32,983	63,001	14,215

Total	$154,648	$169,393	$148,819	$97,293	$80,311

Average Sales Price Backlog Value at End of Period:
Single-family	$755	$689	$706	$591	$482
Townhome	$283	$526	$579	$485	$527
Average sales price backlog value for all homes in backlog	$744	$596	$673	$518	$490

Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2004
      Revenue. Total revenues were $185.1 million for the first nine months of 2005, an increase of $99.3 million or 115.8% compared to $85.8 million for the first nine months of 2004. During the first nine months of 2005, homebuilding revenue increased 117.8% to $173.9 million from $79.9 million in the same period in 2004. This increase was due to a 59.9% increase in the number of homes closed and a 36.5% increase in the average sales price of homes closed. The number of homes closed in the first nine months of 2005 rose to 251 from 157 in the first nine months of 2004. The average sales price during the first nine months of 2005 rose to $690,138 from $505,687 for the same period in 2004. The product mix in each nine month period impacted both total revenue and average sales price. During the first nine months of 2005 we delivered 58 townhomes with an average sales price of $625,787 compared to 83 townhomes with an average sales price of $465,687 during the first nine months of 2004. During the first nine months of 2005 we closed 193 single family homes with an average sales price of $709,477 compared to 74 single family homes with an average sales price of $550,553 during the first nine months of 2004. Thus, the number of single family homes closed during the first nine months of 2005 rose 119 or 160.8% over the levels in the first nine months of 2004 while the average sales price rose 28.9%. The number of townhomes delivered in the first nine months of 2005 declined by 25 or 30.1% compared to the same period in 2004 while the average townhouse sales price increased 34.4%. Townhomes represented 23.1% of total homes delivered in the first nine months of 2005 (21.0% of the 2005 revenues) compared to 52.9% (48.7% of revenues) in the first nine months of 2004.
      Financial and management services revenues rose 88.4% to $11.1 million in the first nine months of 2005 from $5.9 million in the first nine months of 2004, but declined as a percentage of total revenue to 6.0% from 6.9%.
      New Orders and Backlog. New orders for the first nine months of 2005 declined 5.9% to 238 from 253 for the first nine months of 2004. Despite the decline in the number of new orders, the aggregate value of new orders rose $27.6 million as the average sales price in the first nine months of 2005 was $730,862 compared to $578,371 in the first nine months of 2004. New orders in the first nine months of 2005 included 5 townhomes in the Southern Maryland division with an average sales price of $283,265. These new orders were well under the 2005 Northern Virginia division average sales price of $740,467. New orders in 2005 included six townhomes with an average sales price of $345,288 and 232 single family homes with an averages sales price of $740,833.
      At September 30, 2005, our backlog was 208 homes with an aggregate value of $154.6 million, down from 284 homes with an aggregate value of $169.4 million at September 30, 2004. At September 30, 2005, the average sales price per home in backlog was $743,499, up $147,043 or 24.7% over the average sales price of $596,456 at September 30, 2004.
      Gross Homebuilding Margin. The gross homebuilding margin was 30.4% in the first nine months of 2005 up from 24.9% in the same period in 2004. The increase in gross homebuilding margin was primarily due to an increase in sales prices in excess of cost increases and to economies of scale that were achieved as we implemented operational improvements. The increase was also due to a change in product mix and the frequency and amount of option selections.
      Selling, General and Administrative Expenses. SG&A expenses increased $13.4 million, or 72.2% for the first nine months of 2005 to $31.9 million from $18.5 million for the first nine months 2004. This increase was due to significant incremental settlement expenses associated with the increase in sales volume, additional employee compensation expense and costs related to the establishment of the Southern Maryland division, which included additional employee salaries and general overhead expenses. SG&A as a percentage of total revenues declined to 17.2% for the first nine months of 2005 from 21.6% for the first nine months of 2004. General and administrative expenses for financial services were nearly $9.0 million or 28.1% of total SG&A for the first nine months in 2005.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
      Revenue. Total revenues were $167.5 million in 2004, an increase of $12.2 million, or 7.9%, over 2003. Homebuilding revenue was up $12.0 million over 2003, an 8.2% increase to $158.9 million from $146.9 million. This increase was due to an increase of 0.5% in the average sales price of homes closed and a 7.1% increase in the number of homes closed. The average sales price of a home closed was $523,524 in 2004, compared to $520,826 in the prior year. The number of homes closed rose to 302 in 2004 from 282 in 2003.
      The product mix delivered during 2004 and 2003 significantly impacted both total revenues and average sales price. During 2004, we delivered 198 townhomes with an average sales price of $494,253, compared to 76 townhomes with an average sales price of $516,357 in 2003. In 2004, we closed 104 single-family homes with an average sales price of $579,251, compared to 206 single-family homes with an average sales price of $522,376 in 2003. The shift to 61.9% townhomes in 2004 from 24.0% townhomes (based on annual revenue) in 2003 partially offset the rise in single-family average sales prices of homes closed during 2004.
      Financial and management services revenues rose 2.5% to $8.6 million in 2004 from $8.4 million in 2003, but declined as a percentage of total revenue to 5.2% in 2004 from 5.4% in 2003.
      New Orders and Backlog. New orders in 2004 rose 9.5% to 335 from 306 in 2003. The aggregate value of the new orders was $203.0 million in 2004, up $45.4 million, or 28.8%, over $157.6 million in 2003. The average sales price of new orders in 2004 was $605,955, up 17.7%, or $91,076, over the 2003 average of $514,879. As discussed above, our product mix has a significant impact on our revenues and average sales prices. During 2003, we received 179 new orders for townhomes, for an aggregate value of $87.3 million, and 127 new orders for single-family homes, for an aggregate value of $70.2 million. During 2004, the number of new orders for townhomes dropped 30.2% to 125, for an aggregate value of $65.9 million, while single-family new orders increased 65.4% to 210, for an aggregate value of $137.1 million. During 2004, the average new order sales price for townhomes was up 8.1% from 2003 to $527,425 and average new order sales price for single-family homes was up 18.0% from 2003 to $652,699. During 2003, the average new order sales price for townhomes was $487,804 and for single-family homes was $553,040.
      At December 31, 2004, our backlog was 221 homes, with an aggregate value of $148.8 million, up from 188 homes, with an aggregate value of $97.3 million at December 31, 2003. At December 31, 2004, the average sales price per home in backlog was $673,389, up $155,875, or 30.1%, over the average sales price of $517,514 at December 31, 2003.
      Gross Homebuilding Margin. Gross homebuilding margin was 25.7% in 2004, compared to 23.6% in 2003. The increase in gross homebuilding margin was primarily due to an increase in average sales prices for our homes in excess of cost increases and, to a lesser extent, due to a change in product mix and product location year-over-year. The implementation of operational improvements also contributed to the increase in gross homebuilding margins.
      Selling, General and Administrative Expenses. SG&A increased 16.1% to $28.9 million in 2004 from $24.9 million in 2003. As a percentage of total revenue, SG&A increased to 17.2% in 2004 from 16.0% in 2003. The increase in SG&A was primarily due to an increase in head count, an increase in employee compensation, including the extension of a bonus program to all employees, and an increase in insurance and professional fees.
Year ended December 31, 2003 Compared to Year Ended December 31, 2002
      Revenue. Total revenues were $155.3 million in 2003, a decline of $2.3 million, or 1.5%, from $157.6 million in 2002. Homebuilding revenue declined $3.8 million, or 2.5%, to $146.9 million in 2003 from $150.7 million in 2002. This decrease was due to an 11.3% decline in the number of homes closed to 282 in 2003 from 318 in 2002, partially offset by an increase in the average sales price per home. The average sales price of a home closed in 2003 was $520,754 up $47,492 or 10.0%, from $473,262 the prior year. The decline in homes closed was primarily due to adverse weather conditions in the latter half of 2003 in the Washington, D.C. metropolitan area. During 2003, we closed 206 single-family homes with an average sales price of $522,376 and 76 townhomes with an average sales price of $516,357. In 2002, we closed 202 single-family homes with an average sales price of $524,009 and closed 116 townhomes with an average sales price of $384,893. Single-family home closings increased by 4 homes from 2002 to 2003 while the average sales price decreased $1,633 or 0.3%. Townhome closings decreased by 40 units from 2002 to 2003, with the average sales price up $131,464 or 34.2%.
      Financial and management services revenues rose $1.6 million, or 22.6%, to $8.4 million in 2003 from $6.9 million in 2002. This was due to increased closing volume by our mortgage company with non-Stanley Martin customers.
      New Orders and Backlog. New orders declined 5.8% to 306 homes in 2003 from 325 homes in 2002. The decline was a direct result of reduced new home sales allocations to the sales force in an effort to control the pace of construction starts. Although the number of new orders declined, aggregate sales value increased $6.8 million, or 4.5%, due to differing product mix and option selections. The average new order sales price in 2003 was $514,879, up $51,084, or 11.0%, over the 2002 average of $463,795.
      At December 31, 2003, our backlog was 188 homes with a sales value of $97.3 million, compared to 164 homes with a sales value of $80.3 million at December 31, 2002. Backlog year-over-year improved by 24 homes, or 14.6%, and $17.0 million, or 21.1%, over year-end 2002 figures. The average sales price of a home in backlog at December 31, 2003 was $517,514, up $27,812, or 5.7%, over the $489,702 average sales price at December 31, 2002.
      Gross Homebuilding Margin. Gross homebuilding margin was 23.6% in 2003, compared to 21.8% in 2002. The increase in gross homebuilding margin was primarily due to an increase in the sales prices for our homes in excess of cost increases and, to a lesser extent, due to a change in product mix and product location.
      Selling, General and Administrative Expenses. SG&A rose to $24.9 million in 2003 from $21.8 million in 2002. As a percentage of total revenue, SG&A increased to 16.0% in 2003 from 13.8% in 2002. The 14.2% increase in SG&A year-over-year was primarily due to increases in employee compensation, insurance and professional fees.
Liquidity and Capital Resources
      Our financing needs depend on sales volume, asset turnover, land acquisition and inventory balances. We have incurred substantial indebtedness and may incur substantial indebtedness in the future to fund the growth of our homebuilding activities. During the final quarter 2005, we intend to purchase approximately $45.6 million of land using available cash. In addition, during the first quarter 2006 we intend to purchase approximately $61.9 million of land using available cash generated from operations and borrowing under our $150.0 million senior secured facility. While we continue to purchase some finished lots from third party developers, our primary focus is on the purchase of land for development. We will continue to evaluate all of our alternatives to satisfy our increasing demand for lots in the most cost effective manner.
      We assess our liquidity in terms of our ability to generate cash to fund our operating activities. We finance our land acquisitions, land improvements, homebuilding, development and construction activities from internally generated funds, our senior subordinated notes and our senior secured credit facility. The senior secured credit facility is a three-year facility that matures on December 1, 2007 and can be extended one year every December 1 subject to the lender’s approval. We have submitted our request for an extension and are expecting the lender’s approval before year-end. As of September 30, 2005, we had no outstanding balance on our senior secured credit facility other than letters of credit totaling $7.3 million. Our borrowing capacity under the senior secured credit facility is dependent on borrowing base calculations stipulated by the facility agreement. At September 30, 2005, these calculations allowed for borrowings of $139.5 million. Borrowings under the senior secured credit facility are secured by land and construction work-in-progress and carry a floating interest rate of one month LIBOR plus a margin that ranges from 175 to 225 basis points.
      A $10.0 million warehouse line of credit provides financing for mortgage loans originated by First Heritage. Amounts outstanding under this warehouse line of credit are repaid at the time the mortgage loans are sold to a permanent investor. The warehouse line of credit currently bears interest at the Federal Funds Rate plus 1.00%. George Mason and First Heritage are jointly and severally liable on amounts outstanding under the warehouse line of credit.
      Neighborhood Holdings, LLC, our parent, has substantial obligations to make distribution payments on its outstanding Class A membership interests. In addition, from time to time, Neighborhood Holdings makes distribution payments on its Class B membership interests, a portion of which may be used to fund the tax obligations of the beneficial holders thereof, Martin K. Alloy and Steven B. Alloy, which are attributable to our income by virtue of our being a “pass-through” entity for income tax purposes. Neighborhood Holdings relies on distributions from its subsidiaries, including us, to fund these payments. For the first nine months of 2005 and the year ended December 31, 2004, these distributions to Neighborhood Holdings equaled $10.4 million and $12.8 million, respectively.
      We believe that our available financing is adequate to support distributions and our operations and planned land acquisitions through 2008.

Nine Months Ended September 30, 2005 compared to Nine Months Ended September 30, 2004
      Cash Flows from Operating Activities. Net cash provided by operating activities was $16.8 million for the first nine months of 2005 compared to cash used in operating activities of $34.1 million for the same period in 2004. The increase in net cash provided by operating activities was primarily the result of the significantly higher levels of homebuilding revenue and net income in 2005 compared to 2004 and the timing of payments related to costs capitalized into work in process. During the first nine months of 2005 and 2004, we acquired $72.6 million and $48.8 million of land, respectively, in each case funded by cash from operations and through bank borrowings under our senior secured credit facility.
      Cash Flows from Financing Activities. Cash provided by financing activities was $23.6 million in the first nine months of 2005 compared to $41.6 million in the first nine months of 2004. Net borrowings declined to $40.4 million for the first nine months in 2005 from $43.0 million for the first nine months of 2004. Additionally, we paid approximately $5.5 million related to costs incurred to issue our senior notes in 2005. Distributions to members, shareholders and minority partners increased to $11.0 million in the first nine months of 2005 from $3.2 million in the first nine months of 2004. Also, contributions from members were approximately $1.7 million in the first nine months of 2004.
      Cash Flows from Investing Activities. Net cash used in investing activities represents the purchase of property and equipment of approximately $279,000 during the first nine months of 2005 and $59,000 during the first nine months of 2004.

Year Ended December 31, 2004 compared to Year Ended December 31, 2003
      Cash Flows from Operating Activities. For the years ended December 31, 2004 and 2003, net cash used in operating activities was $38.2 million and $5.5 million, respectively. The increase in 2004 is due primarily to the increase in real estate inventory due to land purchases and construction activity. During 2004 and 2003, we acquired approximately $63.7 million and $53.9 million of land, respectively, in each case funded by cash generated from operations and through borrowings under our senior secured credit facility and project financing.
      Cash Flows from Financing Activities. Cash provided by financing activities in 2004 was $38.9 million, which was composed of net borrowings of $52.1 million and contributions by members of $1.7 million, partially offset by distribution to members, shareholders and minority partners of $15.0 million. Cash used in financing activities in 2003 was $1.1 million, which was composed of distributions to members, shareholders and minority partners of $15.9 million, offset by net borrowings of $14.8 million.
      Cash Flows from Investing Activities. Net cash used in investing activities represents purchases of property and equipment of approximately $474,000 and $248,000 in 2004 and 2003, respectively.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002
      Cash Flows from Operating Activities. For the year ended December 31, 2003 and 2002, net cash used in operating activities was $5.5 million and $5.1 million, respectively. The increase in 2003 is due primarily to the increase in real estate inventory due to land purchases and construction activity. During 2003 and 2002, we acquired $53.9 million and $51.9 million of land, respectively, in each case funded by cash generated from operations and through borrowings under our senior secured credit facility and project financing.
      Cash Flows from Financing Activities. Cash used in financing activities in 2003 was $1.1 million, composed primarily of distributions to members, stockholders and minority partners of $15.9 million, partially offset by net borrowings of $14.8 million. Cash provided by financing activities in 2002 was $8.0 million, composed of $10.3 million of net borrowings, primarily offset by $2.3 million of net distributions to members, shareholders and minority partners.
      Cash Flows from Investing Activities. Cash used in investing activities for the purchase of property and equipment was approximately $248,000 in 2003 and approximately $315,000 in 2002. In 2002, we received approximately $451,000 in distributions from an unconsolidated investee.
Contractual Obligations
      Included in the table below is a summary of future amounts payable as of September 30, 2005 under contractual obligations:

	Total	<1 Year	1-3 Years	3-5 Years	5+ Years

	(Dollars in thousands)
Senior Subordinated Notes(1)	$150,000	$—	$—	$—	$150,000
Senior secured credit facility(2)	—	—	—	—	—
Operating leases(3)	9,775	994	1,950	1,865	4,965

Total	$159,775	$994	$1,950	$1,865	$154,965

(1)	On August 10, 2005 we issued ten year $150.0 million senior subordinated notes which will mature August 10, 2015. We cannot redeem the notes before August 15, 2010 subject to certain exceptions. The notes bear interest at 9.75% which is paid twice a year beginning February 15, 2006. The above amounts do not include interest.

(2)	Borrowings under the senior secured credit facility carry a floating interest rate equal to one month LIBOR plus an applicable margin based on our senior debt ratio. The applicable margin ranges from 175 to 225 basis points and was 175 basis points at September 30, 2005.

(3)	Represents rent payments on noncancellable leases for office space in Virginia and Maryland with various lease expiration dates through 2016. On August 3, 2005 we entered into a new lease for corporate office space in Reston, Virginia to replace our existing corporate office space in January 2006. The annual base rent will range from approximately $695,000 to $988,000 over the life of the lease. This lease will expire in 2016.
      In addition to the contractual obligations listed above, we are party to four lot purchase agreements with a related party. On January 20, 2004, Wildewood Residential, LLC, a wholly owned subsidiary of Neighborhood Holdings, entered into a Lot Purchase Agreement, amended as of January 25, 2005, with Wildewood Neighborhoods, LLC, our indirect subsidiary. On January 10, 2002, Neighborhoods I, LLC, our indirect subsidiary, entered into two Lot Purchase Agreements, each amended as of February 15, 2005, with Renaissance at Woodlands, LLC (“Woodlands”). Woodlands is a joint venture in which Neighborhood Holdings is an indirect 50% owner and an affiliate of WCI Communities, Inc. (“WCI”) is the other 50% owner. On July 22, 2005, Spriggs Neighborhoods, LLC, a wholly owned subsidiary of Neighborhood Holdings, entered into a purchase agreement with Spriggs Neighborhoods, LLC, our indirect subsidiary (as described in “Related Party Transactions — Purchase Agreements”) (the “Spriggs Transaction”). The Spriggs Road Neighborhood Holdings subsidiary has been classified as a VIE and its assets and liabilities have been consolidated pursuant to FIN 46R.
Off-Balance Sheet Arrangements
      Our primary use of off-balance sheet arrangements is for the purpose of securing desirable lots on which to build homes for our homebuyers in a manner that we believe reduces our overall risk. Our off-balance sheet arrangements relating to our homebuilding operations include land option contracts and the issuance of letters of credit and completion bonds.
      Land Option Contracts. In the ordinary course of business, we enter into land option agreements in order to secure land for the construction of homes in the future. Pursuant to these land option agreements, we will provide a deposit to the seller as consideration for the right to purchase land at different times in the future, usually at predetermined prices. Because the entities holding the land under option may meet the criteria of being variable interest entities, we evaluate all land option agreements to determine if it is necessary to consolidate any of these entities. As of September 30, 2005, we had an aggregate of $5.4 million of deposits on our land option contracts. In addition see “Contractual Obligations.”
      Letters of Credit and Completion Bonds. We provide standby letters of credit, cash escrows and completion bonds for development work in progress, deposits on land and lot purchase contracts and miscellaneous deposits. As of September 30, 2005, we had outstanding approximately $7.3 million of standby letters of credit, $2.1 million of cash escrows and $30.5 million of completion bonds.
Interest Rates and Inflation
      Our business is significantly affected by the impact of interest rates. Higher interest rates may decrease our potential market by making it more difficult for homebuyers to qualify for mortgages or to obtain mortgages at interest rates that are acceptable to them. Higher interest rates may adversely affect our revenues, gross homebuilding margins and net income. Higher interest rates also increase our borrowing base costs because, as indicated above, a portion of our bank loans fluctuate with LIBOR lending rates, both upwards and downwards. The impact of increased rates can be offset, in part, by offering variable rate loans with lower interest rates.
      In recent years, we have generally been able to raise prices by amounts at least equal to our cost increases and, accordingly, have not experienced any detrimental effect from inflation. When we develop lots for our own use, inflation may increase our profits because land costs are fixed well in advance of sales efforts. We are generally able to maintain costs with subcontractors from the date construction is started on a home through the delivery date. However, in certain situations, unanticipated costs may occur between the time of start and the delivery date, resulting in lower gross profit margins.
Quantitative and Qualitative Disclosures About Market Risk
      Market risk represents the risk of loss that may impact our financial position, results of operations or cash flows due to adverse changes in financial and commodity market prices and interest rates. Our principal market risk exposure continues to be interest rate risk. Our credit facility is variable based on LIBOR and is affected by changes in market interest rates. We believe that reasonably possible near-term interest rate changes will not result in a material negative effect on our future earnings, fair values or cash flows. Generally, we have been able to recover any increased costs of borrowing through increased selling prices; however, there is no assurance we will be able to continue to increase selling prices to cover the effects of any increase in near-term rates.

      The fair value of our ten year $150.0 million senior subordinated notes issued August 10, 2005 is $146.6 million as of September 30, 2005.
      We have interest rate swaps and an interest rate protection agreement to economically hedge our exposure to interest rate fluctuations.
      As of September 30, 2005, we had two $12.5 million swap agreements which have terms of three and five years, maturing on December 1, 2007 and 2009, respectively. Under the swaps, we receive variable payments of one month LIBOR and make fixed-rate payments of 3.71% and 4.12%, respectively, on notional amounts of $12.5 million for each swap agreement. The fair value of these interest rate swaps was $385,468 at September 30, 2005.
      First Heritage has interest rate protection agreements (“interest rate collar”) against fluctuations in the 30 day LIBOR rate on which First Heritage is charged interest by George Mason on borrowings outstanding under the warehouse line of credit. Aggregate borrowings at any time under the warehouse line of credit usually exceed the notional amount of the interest rate collar. The interest rate collar was effective October 1, 2002 and has a notional amount of $25 million through November 1, 2007 and thereafter a $12.5 million notional amount through November 1, 2009.
      The interest rate collar requires First Heritage to pay to or receive funds from the lending institution holding the instrument to the extent that LIBOR falls below the floor or exceeds the ceiling amounts as follows:

Twelve Month Period Ended November 1,	Floor	Ceiling

2004	2.00	4.00
2005	2.25	4.50
2006	2.75	5.00
2007	3.25	5.50
2008	3.75	6.00
2009	4.25	6.50
      The fair value of the interest rate collar was ($14,677) at September 30, 2005. The interest rate collar was terminated October 21, 2005. First Heritage received $1,000 and was relieved of all obligations related to the collar.
      On December 1, 2005, we entered into a fixed rate swap in the amount of $25.0 million under which we make fixed-rate payments of 5.01%. The agreement matures on December 1, 2010.
      Changes in the prices of commodities that are a significant component of home construction costs, particularly lumber, may result in unexpected short term increases in construction costs. Since the sales price of our homes is fixed at the time the buyer enters into a contract to acquire a home and because we generally contract to sell our homes before construction begins, any increase in costs in excess of those anticipated may result in gross margins lower than anticipated for the homes in our backlog. We attempt to mitigate the market risks of price fluctuation of commodities by entering into fixed-price contracts with our subcontractors and material suppliers for a specified period of time, generally commensurate with the building cycle.

MARKET OVERVIEW
      The information contained in this section is based on numerous assumptions, including assumptions regarding the continued population growth rate of the Washington, D.C. metropolitan area and the continued economic health of the region.
      We believe that favorable long-term demographic trends of the Washington, D.C. metropolitan housing market will help drive and support our continued growth. These trends include the strength of this area’s employment, population and income growth.
Positive Employment Trends
      Washington, D.C.’s job growth compares favorably in both absolute terms and relative to most housing markets in the U.S. As the nation’s capital, Washington, D.C. has shown consistent growth in employment in both the government and private sectors. Furthermore, Washington, D.C. continues to lead the U.S. in job growth, averaging 53,400 new jobs per year since 1980.
Annual Net Change in Job Growth (NonFarm)

Source:	U.S. Department of Labor, Bureau of Labor Statistics; U.S. Bureau of the Census.
      The Washington, D.C. metropolitan area recorded an unemployment rate of 3.2% compared to the national rate of 4.8% based on September 2005 figures from the Bureau of Labor Statistics of the U.S. Department of Labor. Together with two other metropolitan areas, the Washington, D.C. metropolitan area had the lowest unemployment rate of the 49 U.S. metropolitan areas with a population of one million or more, based on the 2000 Census.
Unemployment Rates

Source:	U.S. Department of Labor, Bureau of Labor Statistics; U.S. Bureau of the Census.

      According to the Bureau of Labor Statistics of the U.S. Department of Labor, the U.S. government is the largest employer in the Washington, D.C. metropolitan area, employing over 190,000 individuals as of April 2005. We believe the increasing federal spending and the strong government presence in the Washington, D.C. metropolitan area provide the region with a buffer from recessionary economic cycles. Total federal spending in the greater Washington, D.C. region has grown since 1993 at a compound annual growth rate of 6.6%, providing a stable base for the local economy.
Total Federal Spending
Greater Washington, D.C. Region

Source:	The Center for Regional Analysis at George Mason University.
Continued Population Growth
      Washington, D.C. is the seventh most populous metropolitan area in the United States according to the 2000 Census. We believe that because of Washington, D.C.’s unique role as both the home to the federal government and as a headquarter city for many corporations and organizations, both domestic and international, the greater Washington, D.C. region has exhibited a compound annual population growth rate of 1.8% since 1984.
Population Growth
Greater Washington, D.C. Region

Source:	Global Insight.

Appealing Demographics
      The 2003 American Community Survey of the U.S. Census Bureau estimates that approximately 45% of Washington, D.C.’s metropolitan area population has at least a college degree, ranking it as one of the most educated metropolitan areas in the U.S. The Washington, D.C. metropolitan area is also home to 15 Fortune 500 companies and is considered a leading employment market for technology and professional service providers. The highly educated workforce resulted in an attractive median family income for the Washington, D.C. metropolitan area of approximately $85,400 in 2004, almost 50% higher than the national median of approximately $57,500.
2004 Median Family Income by Metropolitan Statistical Area

Source:	National Association of Home Builders.
Housing Supply/ Demand Trends
      We believe that high income jobs and low unemployment rates in the Washington, D.C. metropolitan area will continue to drive population growth and new household formation, further increasing the demand for housing in this market.
Supply Deficit of New Housing vs. Calculated Demand for New Housing
Greater Washington, D.C. Region

Source:	The Center for Regional Analysis at George Mason University.
      The supply deficit of new housing in the greater Washington, D.C. region, is estimated to be 43,200 units by The Center for Regional Analysis at George Mason University. This supply deficit has contributed to an average of 31 resale days on the market over the last four years compared with the national average of 122 days according to March 2005 data from Metropolitan Regional Information Systems, resulting in low finished home inventories and pricing power for builders. We believe that the demographics of the Washington, D.C. metropolitan housing market support a sustainable, attractive builder environment.

BUSINESS
Overview
      We are one of the largest private homebuilders in the Washington, D.C. metropolitan area, based on the number of units delivered each year. We are engaged in the development of residential communities and the design, marketing and construction of single-family homes and townhomes. We have operated in the Washington, D.C. metropolitan area homebuilding industry since 1966. We market our homes to entry-level and first- and second-time move-up buyers. As a complement to our homebuilding operations, we also originate title insurance and mortgages for our homebuyers. Our operational focus is on achieving the highest standards in quality, design and customer service and we believe this focus has resulted in significant brand value among homebuyers.
      We believe that the attractive demographics of, and the strong and steady housing demand in, the Washington, D.C. metropolitan area provide us with significant growth opportunities. A core part of our strategy is to target the largest number of homebuyers in a given area by maximizing the relative affordability of our homes. We seek to minimize our exposure to land value fluctuations and our financial commitments by controlling a significant portion of our land portfolio through option contracts and by generally purchasing our property only after it is entitled, enabling us to begin development or construction when market conditions are appropriate.
      For the year ended December 31, 2004, we delivered 302 homes, with an average sales price of approximately $523,500, and received 335 new home orders, with a value of approximately $203.0 million. For the nine months ended September 30, 2005, we delivered 251 homes, with an average sales price of approximately $690,000, and received 238 new home orders, with a value of approximately $173.9 million. As of September 30, 2005, we were developing, selling or constructing homes in 15 communities, with home prices ranging from approximately $250,000 to approximately $1.1 million, and had a backlog of 208 homes, with a value of approximately $154.6 million.
Competitive Strengths

Long-Term Focus and Success in the Washington, D.C. Metropolitan Area
      We have been developing communities and building homes in the Washington, D.C. metropolitan area for nearly 40 years. Over the past four years, we have delivered over 1,000 homes. Our experience and local focus have enabled us to effectively compete with the local divisions of national homebuilders. Over the last four years, our market share has increased by a compound annual growth rate of over 11% compared to approximately 5% for the entire top 20 builders in the Washington, D.C. metropolitan area. We leverage our intimate knowledge of the local market and our long-standing relationships with land owners and local officials to gain access to desirable locations and to facilitate our land acquisition, entitlement and development activities. We also benefit from long-term relationships with local subcontractors and suppliers, providing us consistent access to high quality labor and materials. We believe that, as a result of our long-term focus, success and significant presence in the Washington, D.C. metropolitan area, we are recognized as “Washington’s Hometown Buildertm.”

Attractive Market Fundamentals
      For the year ended December 31, 2004, the Washington, D.C. metropolitan housing market was one of the top ten new home construction markets in the U.S., with 30,143 single-family permits issued. The Center for Regional Analysis at George Mason University estimates that demand for new housing in the greater Washington, D.C. region currently exceeds supply by approximately 43,200 homes and predicts that, by 2025, such demand will outpace supply by approximately 218,000 homes. We believe that this demand is driven by attractive local demographics, including strong job creation, population growth and new household formations, resulting from local and federal government expansion and corporate growth and relocations. In contrast to other major metropolitan areas, employment in the Washington, D.C. metropolitan market includes a disproportionate number of white-collar, high-income jobs, which has resulted in the second highest median family income in the U.S. In addition, while demand has been strong and steady for several decades, we believe local governments will continue to limit supply, further contributing to the projected supply/demand imbalance. We believe that this imbalance provides us with pricing power and significant opportunities to use our local expertise and experience to acquire, entitle and develop land and will help drive our future growth.

Significant Land Portfolio
      We believe our land portfolio is one of our most valuable assets and will support our growing operations for approximately five years in our Northern Virginia division and for significantly longer than that in our Southern Maryland division. Our long operating history and deep knowledge of the Washington, D.C. metropolitan housing market have enabled us to increase the value of our land portfolio and to secure additional desirable land positions. We increase the value of our land portfolio through the zoning and engineering process by creating attractive land use plans and increasing the number of homes that may be built on each acre of land, which ultimately translates into higher profitability. We expect our current land portfolio to yield approximately 3,000 homes, consisting of approximately 1,800 homes in our Northern Virginia division and approximately 1,200 homes in our Southern Maryland division. We believe that our land portfolio is located in desirable, high job growth areas of the Washington, D.C. metropolitan market and that it will provide a stable future revenue source with attractive margins.

Product and Customer Diversification
      We design, market and construct single-family homes and townhomes for entry-level and first- and second-time move-up buyers. We offer numerous home types, which are differentiated by size, design content and features. Our homes range from approximately 1,800 finished square feet to over 4,000 finished square feet and are priced from approximately $250,000 to approximately $1,100,000, with an average sales price of new orders for the nine months ended September 30, 2005 of approximately $730,000. The breadth of our development, design and construction expertise provides us with the operating flexibility to respond to changes in consumer preferences and evolving community demographics, thereby maximizing our profitability.

Operational Excellence
      We are a metrics driven company that is focused on using operational excellence to achieve high levels of customer satisfaction, product quality and profitability. With this focus on metrics, we have created a results-oriented culture that emphasizes consistency of process, ongoing improvement and customer satisfaction. During 2004, we improved our quality ratings and profitability, while reducing our average time from order to delivery. In 2004, we achieved gross homebuilding margins of 25.7%, compared to 23.6% in 2003.

Experienced Management Team
      The top ten members of our management team average approximately 20 years of experience in the homebuilding industry. Martin K. Alloy, our founder and Chairman, and Steven B. Alloy, our Chief Executive Officer and President, have built us into a leader in the Washington, D.C. metropolitan housing market. Our operational managers, several of whom have been recruited from national homebuilders, complement and enhance our team. We believe our experience and size combined with the local-presence of key decision-makers allow us to capitalize on opportunities faster than our national homebuilder competitors.
Business Strategy

Capitalize on Valuable Land Position and Continue Disciplined Approach to Inventory Management
      We intend to capitalize on our significant and valuable land supply, which we believe will support our growing operations for approximately five years in our Northern Virginia division and for significantly longer in our Southern Maryland division. Our current policy is to maintain at least a four-year land supply for our homebuilding operations. We seek to minimize our exposure to land risk through disciplined and balanced management of land supply between lots we own and lots we control through option contracts. We target to control approximately 75% of our land supply through option contracts, and as of September 30, 2005, approximately 77.0% of our land portfolio was controlled through options. In order to minimize our risk, we generally only exercise our option to acquire land after the land has received substantially all of the necessary entitlements. Additionally, we actively manage our housing inventory to limit our exposure to market downturns by pre-selling substantially all of our homes. We generally do not engage in speculative homebuilding, and as of September 30, 2005, we had three completed and unsold homes and seven unsold homes under construction.

Pursue Disciplined Growth in Attractive Areas
      A core part of our strategy is to continue to grow our existing market position in our Northern Virginia division, consisting of the City of Alexandria and Fairfax, Arlington, Loudoun and Prince William Counties in Virginia and Montgomery County in Maryland. These counties, which represent 16,755 permits issued, or 56% of the total permits issued for the Washington, D.C. metropolitan housing market in 2004, are characterized by their close proximity to numerous regional employment centers, a limited supply of homes, nationally recognized school districts and high-income homebuyers. In addition to continued growth in our existing areas, we believe there are significant opportunities to expand our operations to other areas of the Washington, D.C. metropolitan housing market. For example, we initiated sales in our St. Mary’s County project, which is managed by our recently formed Southern Maryland division, in the fall of 2005. As of September 30, 2005, we have received five new home orders. Through this division, we also expect to expand into neighboring areas. In executing our growth strategy, we will only pursue growth to the extent that it is consistent with our disciplined land acquisition strategy, our drive for operational excellence and our brand reputation for quality.

Provide High Quality Construction, Outstanding Service, Innovative Designs and Relative Value
      Our success is attributed in part to our value optimizing designs, quality construction and focus on customer service, each of which is a component of our Mission: “To provide our customers with leading home designs for the best value, built with construction excellence, and delivered with the highest level of professional service.” Our strategy for developing and constructing new communities is to offer homes that are affordable relative to new and existing homes available for sale in a given area. Consistent with this strategy, we generally price our homes below the median for comparable homes located in the same area. In order to achieve this pricing flexibility, we seek to control our production costs by altering the size of our homes and the sophistication of our design content and options and by maximizing the degree of standardization across our product lines. Our in-house and outside architectural teams create innovative designs that can be efficiently produced across all of our product lines. We employ strict quality control standards across our operations to achieve high quality construction and high levels of customer service. We survey and interview our customers before, at and after closing regarding their experience with our sales personnel, construction department and, where applicable, title and mortgage services. These surveys and interviews provide us with a direct link to the customer’s perception of the entire buying experience and with valuable feedback on the quality of the homes we deliver and the services we provide. We believe that our innovative designs, quality construction and customer service provide us with a competitive advantage.

Use Operational Excellence to Increase Profitability
      We believe our commitment to operational excellence provides us with a significant opportunity to capture additional market share and increase our profitability. Our ongoing operational initiatives include a commitment to even flow production, National Housing Quality trade partner certifications, continuous focus on process improvement and product simplification. We believe that our commitment to operational excellence leads to higher quality products, decreased cycle times, lower transactions costs and greater customer satisfaction, which, in turn, will lead to greater demand, increased market share and higher profitability.
Markets and Products
      We sell our products through communities located in Northern Virginia and Maryland. We are currently developing, selling or constructing a total of 14 communities in our Northern Virginia division, which also includes Montgomery County, Maryland, and one community in our Southern Maryland division. We plan to begin development activities in two additional communities during 2005. In determining our product mix for a community, we consider demand for a particular product type, demographic trends, local economic conditions and projected profitability. We believe that our diverse product mix reduces our exposure to market fluctuations and provides us with greater operating flexibility. We evaluate a number of factors in determining where to purchase land and develop communities, including:

•	historical and projected population growth;

•	historical and projected job growth;

•	internal and external demographic and marketing studies;

•	historical housing sales;

•	building lot availability and price;

•	existing homes available for sale;

•	days on the market for sale of new homes and resale of existing homes;

•	level and nature of competition;

•	new home sale absorption rates for existing projects;

•	suitability for development generally within a one to four-year time period from the beginning of the development process to the delivery of the last home;

•	financial review as to the feasibility of the proposed project, including projected profit margins and return on capital;

•	results of environmental and legal due diligence; and

•	proximity to local traffic corridors, places of employment and commercial centers.

Product Mix
      The product mix we offer in a particular community depends upon many factors, including the prices and sizes of homes generally available in the area, our target customers and our lot costs. We currently market our homes to entry-level and first- and second-time move-up buyers. We sell single-family homes and townhomes, available in our Classic, Executive and Estate series. Within these series, we offer multiple product lines, which range from homes with relatively simple features to homes with high design content and fine finishes. In our Northern Virginia division, our single-family homes range in size from approximately 2,300 finished square feet to approximately 4,200 finished square feet and are priced from approximately $400,000 to approximately $1,100,000; our townhomes range in size from approximately 2,200 finished square feet to approximately 3,700 finished square feet and are priced from approximately $300,000 to over $800,000. In our Southern Maryland division, our single-family homes range in size from approximately 2,000 finished square feet to approximately 3,400 finished square feet and are priced from approximately $310,000 to approximately $480,000; our townhomes range in size from approximately 1,800 finished square feet to approximately 2,100 finished square feet and are priced from approximately $255,000 to over $280,000.

      We seek to maximize the relative affordability of our homes within a given area in order to target the largest number of homebuyers. Consistent with this strategy, we generally price our homes below the median for comparable homes located in the same area. In order to achieve this pricing flexibility, we seek to control our production costs by limiting the number of options we offer, maximizing the degree of standardization across our product lines and altering the size and the sophistication of our homes. To maximize the standardization of our products, our in-house and outside architectural teams create innovative designs that can be efficiently produced across our multiple product lines.
      Historically, our product mix of single-family homes and townhomes has varied year to year, but generally has averaged approximately 60% and 40% of revenues, respectively. For the nine months ended September 30, 2005, our homebuilding revenue was comprised of 193 single-family homes (approximately 79% of homebuilding revenues) and 58 townhomes (approximately 21% of homebuilding revenues). Fluctuations in our product mix are caused by the availability of lots suitable for single-family home and townhome development, zoning constraints, the timing of opening new communities, changes in buyer preferences and efforts to maximize profitability.
Communities
      The following is a description of the communities that we are currently developing, selling or constructing and the communities that we expect to begin developing through September 30, 2006. All references to home sizes are base amounts and do not include options.

Northern Virginia Division

Fairfax County
      Beech Grove Station. Beech Grove Station will be composed of 73 Executive townhomes that will each be approximately 2,300 finished square feet. Beech Grove Station will be located near the Vienna metro station and will include amenities such as a children’s play area. We expect to begin land development in March 2006.
      Bell Manor Estates. Bell Manor Estates will be composed of 38 single-family Executive homes that will range in size from approximately 2,700 finished square feet to approximately 3,400 finished square feet. We began sales in July 2005.
      Covington Square. Covington Square comprises 43 Executive townhomes that will range in size from approximately 2,469 finished square feet to 2,623 finished square feet. Only minor development remains in this community.
      Herndon Mill. Herndon Mill comprises 75 Executive townhomes, each with approximately 2,500 finished square feet. All homes in this community were sold by March 2005, with the final delivery in April 2005. Only minor development remains in this community.
      Old Mill Station. Old Mill Station will be composed of 33 single-family Executive homes that will range in size from approximately 2,700 finished square feet to approximately 3,400 finished square feet. This community will include amenities such as a central gazebo and a children’s play area. We began sales in October 2005.
      The Reserve at Martin’s Pointe. The Reserve at Martin’s Pointe will be composed of 59 single-family Estate homes, which will range in size from approximately 2,400 finished square feet to approximately 4,000 finished square feet. We are currently selling and building homes in this community.
      Spring Park Station. Spring Park Station will be composed of 41 Executive townhomes, that will each be approximately 2,500 finished square feet. Spring Park Station will feature a community park, two gazebos and a children’s play area. We expect sales to begin in February 2006.
      The Village at Mt. Gilead. The Village at Mt. Gilead will be composed of 47 single-family Executive homes, which will range in size from approximately 2,700 finished square feet to approximately

3,000 finished square feet. The Village at Mt. Gilead is located near major highways and near several shopping, entertainment and dining venues. We are currently selling and building homes in this community.

Loudoun County
      Brambleton. Brambleton is a master planned community still in the early stages of development. We are one of several builders in this community, which is expected to have a total of approximately 6,400 homes built in multiple phases. We delivered 43 homes in Brambleton’s first phase and currently have 174 homesites that we are selling and building or have under contract for Brambleton’s second phase. Our single-family Executive and Estate homes will range in size from approximately 2,600 finished square feet to approximately 4,300 finished square feet. Brambleton is a highly amenitized community featuring a town center, recreational amenities and natural preservation areas. The town center will feature a sixteen-screen movie theater, restaurants, a grocery store and other neighborhood retail establishments. Recreational amenities will include a golf course, swimming pools, tennis courts, sports fields, playgrounds and athletic trails.
      Glynn Tarra Estates. Glynn Tarra Estates is located near the historic town of Lucketts in Loudoun County. This community features 40 single-family Estate homes, ranging in size from approximately 3,000 finished square feet to approximately 4,300 finished square feet. We are currently selling and building homes in this community.
      Greene Mill Preserve. Greene Mill Preserve will be a community of 224 residences, of which we are building 117 single-family Executive homes that range in size from approximately 2,700 finished square feet to approximately 3,600 finished square feet. This community will be located in a conservancy area featuring a community park with a gazebo, several ponds, trails, athletic fields and a clubhouse. We are one of two builders for this community. We began sales in August 2005. See “Related Party Transactions — Purchase Agreements.”

Montgomery County
      King Farm. King Farm is a community of nearly 3,000 residential units, multiple high-rise office buildings and a town center. We have completed the final residential section of King Farm, which contains 27 single-family Executive homes and 120 Executive townhomes. The single-family homes range in size from approximately 2,300 finished square feet to approximately 2,500 finished square feet, and the townhomes range in size from approximately 2,200 finished square feet to approximately 2,600 finished square feet. All of our homes in this community have been sold and delivered and only minor development remains.

Prince William County
      Coles Run Manor. Coles Run Manor will be composed of 111 single-family Executive homes, which will range in size from approximately 2,900 finished square feet to approximately 3,700 finished square feet. Coles Run Manor will feature 45 acres of open space and a children’s play area. We began sales in September 2005.
      Glenkirk. Glenkirk is a master planned community with an expected total of approximately 575 homes. We are one of five builders in this community. Our 36 homes in Glenkirk consist of single-family Executive homes that range in size from approximately 2,700 finished square feet to approximately 3,400 finished square feet. This community features nature trails, children’s play areas and a swimming pool. All of our homes in this community have been sold and we are currently building and delivering homes in this community.
      Lionsfield Valley. Lionsfield Valley will be composed of 49 single-family Executive homes, which will range in size from approximately 2,900 finished square feet to approximately 4,000 finished square feet. This community, located in historic Triangle, Virginia, is close to parks, wildlife preserves, marinas and the Potomac River. All of our homes in this community have been sold.
      Moncure Woods. Moncure Woods features 75 single-family Executive homes, which will range in size from approximately 2,700 square feet to approximately 3,400 square feet. Moncure Woods is close to Prince William Forest Park, Occoquan Bay National Wildlife Refuge, marinas, golf courses, shopping and dining. We are currently selling and building homes in this community.
      Occoquan Landing. Occoquan Landing will be composed of 40 single-family Executive homes, which will range in size from approximately 2,600 finished square feet to approximately 3,900 finished square feet. We expect to begin land development in November 2005.
      Powell’s Landing. Powell’s Landing is a master planned community with an expected total of approximately 600 homes in which we are building a total of approximately 175 homes. We are one of several builders in this community. We expect to build 36 single-family Executive homes in our current phase, which will range in size from approximately 2,900 finished square feet to approximately 4,300 finished square feet. Powell’s Landing will feature a community center with a swimming pool, all purpose recreational courts and walking trails. We expect sales to begin in April 2006.
      Small’s Crossing. Small’s Crossing will be composed of 35 single-family Executive homes, which will range in size from approximately 2,700 finished square feet to approximately 3,300 finished square feet. We expect to begin land development in March 2006.
      Stonewall Manor. Stonewall Manor is a master planned community with an expected total of approximately 310 homes in which we are building 73 homes in two phases. We are one of three builders in this community. Our homes will consist of single-family Executive and Estate homes that will range from approximately 2,700 finished square feet to approximately 3,400 finished square feet. The community will be enhanced by a picnic area with pavilions, children’s play areas, a junior soccer field, two tennis courts, jogging and walking trails that intersect Quantico Creek and a swimming pool. Our model home in this community is currently open for viewing. Each of the 30 homes in our first phase has been sold and is currently under construction. We are currently selling and building the remaining 43 homes in our second phase.
      Stoney Branch Crossing. Stoney Branch Crossing will be composed of 25 single-family Executive homes that will range in size from approximately 2,700 finished square feet to approximately 3,400 finished square feet. We began sales in August 2005.
      Windsor Hill. Windsor Hill will be composed of 28 single-family Executive homes that will range in size from approximately 2,600 finished square feet to approximately 3,000 finished square feet. Windsor Hill will be located in Triangle, Virginia, along the Potomac River. We expect to begin land development in December 2005.

Southern Maryland Division

St. Mary’s County
      Wildewood. Wildewood is a master planned community that has received approval for the construction of approximately 3,800 homes. Approximately 1,500 homes have already been built by third-party builders. We are one of several builders in this community. We have an option to build approximately 1,200 single-family homes and townhomes and expect to decide whether to exercise that option over the course of approximately eight years. One of our affiliates is currently developing our first phase, which consists of 224 single-family homes and townhomes. Of the 224 planned residences, 181 will be single-family Classic homes that will range in size from approximately 2,000 finished square feet to approximately 3,400 finished square feet and 43 will be Classic townhomes that will range in size from approximately 1,800 finished square feet to approximately 2,100 finished square feet. The community will feature a clubhouse, a swimming pool and athletic fields. Model homes are currently open for viewing and we began sales in September 2005. See “Related Party Transactions — Purchase Agreements.”

      The following table provides information about the communities discussed above as of and for the nine months ended September 30, 2005 and does not include activity generated by communities that ceased operations prior to September 30, 2005.
Our Communities

			Average
	Total		Price of
	Number	Units	Units	Unit	Backlog	New Unit	Value of New	Average	Remaining
Community	of Lots	Delivered	Delivered	Backlog	Value(14)	Orders	Unit Orders	Selling Price	Lots

Single-Family Homes
Bell Manor Estates	38	—	—	12	$11,374,605	12	$11,374,605	$947,884	26
Brambleton(1)	145	17	$714,070	29	$21,330,101	29	$22,014,564	$759,123	99
Coles Run Manor(2)	111	—	—	19	$12,380,110	19	$12,380,110	$651,585	92
Glenkirk	36	14	$588,166	—	—	—	—	—	—
Glynn Tarra Estates	40	16	$740,776	15	$13,014,946	15	$13,014,946	$867,663	9
Greene Mill Preserve(3)(4)	117	—	—	6	$4,728,005	6	$4,728,005	$788,001	111
King Farm(5)	27	5	$811,165	—	—	1	$816,909	$816,909	—
Lionsfield Valley	49	6	$563,381	43	$25,276,262	40	$23,897,288	$597,432	—
Moncure Woods	75	45	$603,847	28	$17,892,142	37	$24,427,096	$660,192	2
Occoquan Landing(6)	40	—	—	—	—	—	—	—	40
Old Mill Station(7)	33	—	—	—	—	—	—	—	33
Powell’s Landing(8)	36	—	—	—	—	—	—	—	36
The Reserve at Martin’s Pointe	59	44	$911,400	13	$12,819,439	23	$23,155,942	$1,006,780	2
Small’s Crossing(9)	35	—	—	—	—	—	—	—	35
Stonewall Manor(10)	73	23	$604,777	20	$13,837,172	21	$15,219,340	$724,730	25
Stoney Branch Crossing(5)	25	—	—	6	$4,078,440	6	$4,078,440	$679,740	19
The Village at Mt. Gilead	47	23	$699,239	12	$8,829,683	23	$16,766,119	$728,962	12
Wildewood(11)	800	—	—	—	—	—	—	—	800
Windsor Hill(12)	28	—	—	—	—	—	—	—	28
Townhomes
Beech Grove Station(9)	73	—	—	—	—	—	—	—	73
Covington Square	43	8	$606,384	—	—	—	—	—	—
Herndon Mill	75	15	$669,142	—	—	1	$655,400	$655,400	—
King Farm(6)	78	35	$611,641	—	—	—	—	—	—
Spring Park Station(13)	41	—	—	—	—	—	—	—	41
Wildewood(11)	410	—	—	5	$1,416,325	5	$1,416,325	$283,265	405

(1)	Our Brambleton community is being built in phases. For information regarding the status of these phases, please see the community description above.

(2)	Sales began in September 2005.

(3)	Includes optioned lots.

(4)	Sales began in August 2005.

(5)	King Farm single-family homes and King Farm townhomes are both part of our King Farm community.

(6)	Land development expected to begin in November 2005.

(7)	Sales began in October 2005.

(8)	Sales expected to begin in March 2006.

(9)	Land development expected to begin in March 2006.

(10)	Our Stonewall Manor community will be built in two phases. For information regarding the status of these phases, please see the community description above.

(11)	Wildewood single-family homes and Wildewood townhomes are both part of the Wildewood community. Our Wildewood community will be built in multiple phases. For information regarding the status of these developments, please see the community description above.

(12)	Land development expected to begin in December 2005.

(13)	Sales expected to begin in February 2006.

(14)	Does not include options or change orders.
Operations

Land Acquisition and Development
      We have a disciplined and structured land acquisition process. Each acquisition of land must be approved by our investment committee, which is composed of our Chairman, Chief Executive Officer and President and Chief Financial Officer. During this process, the committee analyzes data gathered by our land acquisition, land development, purchasing, sales, architecture, finance, marketing and legal groups. The committee reviews and approves all projects and votes on each option to purchase land before option deposit funds are placed at risk. For each potential land acquisition, we conduct a thorough engineering review and prepare a detailed feasibility study, which reviews the characteristics of the property, the demographics of the surrounding area, the suggested price range and the number of homes for the property, as well as the projected profitability and returns of the proposed development. We typically conduct environmental due diligence prior to the acquisition of undeveloped properties, including engaging environmental consultants to perform environmental assessments of proposed sites. With respect to finished lots we acquire from other developers, we generally do not conduct environmental due diligence prior to an acquisition. Prior to development, we undertake extensive site planning activities as appropriate for each community. Our current land strategy is to maintain at least a four-year land supply, based on our expected unit deliveries. We believe our current land supply will support our growing operations for approximately five years in our Northern Virginia division and for significantly longer than that in our Southern Maryland division.
      We typically purchase land only after substantially all of the necessary entitlements have been obtained so that development or construction may begin as and when market conditions dictate. The term “entitlements” refers to the right to develop a specific number of residential lots without the need for public hearings or discretionary local government approvals. Entitlements generally give the developer the right to obtain building permits upon compliance with conditions that are ordinarily within the developer’s control. Even though entitlements are usually obtained before we purchase land, we are still required to secure a variety of other governmental approvals and permits prior to and during development and construction. The process of obtaining such approvals and permits can be costly and can substantially delay the development process. In addition, as of September 30, 2005, various third party and affiliated sellers were seeking zoning approvals for approximately 15% of our land portfolio, which would allow us to increase the number of homes that we may build on each acre of land in accordance with our current business plan.
      We acquire land through purchases and option contracts. Deposits made in connection with entering into option contracts are generally refundable until the necessary zoning, including plan approval, and in some cases engineering plan approval, is obtained, at which point they become non-refundable. Purchases are generally financed through our senior secured credit facility and cash flow from operations. Option contracts allow us to control lots and land without incurring the risks of land ownership or financial commitments, other than a non-refundable deposit, if any. From time to time, we enter into option contracts with third parties, including our affiliates, to purchase finished lots before home construction begins. These contracts are generally non-recourse and require deposits of 5% to 10% of the sales price. As of September 30, 2005, we had approximately $5.4 million in deposits, of which approximately $1.4 million related to lots where zoning approvals had not yet been obtained and were refundable and approximately

$4.0 million related to lots where zoning approvals had been obtained and were non-refundable. We target to control approximately 75% of our land through option contracts and as of September 30, 2005, we had 3,350 lots under control for future development, 772, or 23.0%, of which were owned by us and 2,578, or 77.0%, of which were available to us through options.
      Once we acquire undeveloped land, we generally begin development of such land through contractual agreements with subcontractors. These activities include site planning and engineering, as well as constructing roads, sewers, water, utility, drainage systems and, in certain instances, recreational amenities. Of the land we owned or had options to acquire as of September 30, 2005, we expect that approximately 55.8% will be developed by us, approximately 40.1% will be developed by one of our affiliates and approximately 4.1% will be developed by a third party.
      We are frequently required, in connection with the development of our projects, to post security in support of our related obligations with respect to such developments. This security is usually in the form of surety bonds, letters of credit or cash escrows. The amount of such obligations outstanding at any time varies in accordance with our pending development activities. In the event any surety bonds or letters of credit are drawn upon, we would be obligated to reimburse the issuer of such surety bonds or letters of credit. As of September 30, 2005, we had outstanding approximately $30.5 million of surety bonds, approximately $7.3 million of letters of credit and approximately $2.1 million in cash escrow accounts, which are related to our obligations to local governments to construct roads and other improvements in various developments. We do not believe that any such currently outstanding letters of credit, surety bonds or escrow funds will be drawn upon.

Purchasing and Construction
      We typically do not single-source any of our key raw materials, maintaining two to four vendors for each cost category. Agreements with our vendors and subcontractors are generally entered into after a competitive bidding process. In connection with this competitive bidding process, we obtain information from prospective subcontractors and vendors with respect to their financial condition and ability to perform their agreements with us. Price is not the sole criteria for vendor and subcontractor selection, as quality, reputation and capacity are also taken into consideration. Although we have a number of long standing relationships with certain vendors, all vendors are reviewed with each new project that we begin and are selected on a project-by-project basis. We collect vendor scorecards from our construction managers on the performance of all our vendors. Information is also collected from the warranty service department on the quantity and quality of any service calls performed by vendors. The vendor scorecard data, as well as the warranty service information, is taken into account before awarding new jobs. We maintain multiple sources for labor and materials to ensure that materials and services will be available when needed. However, material prices do fluctuate, affected by demand and the availability of raw materials, which are beyond the control of our vendors. We seek to enter into supply contracts with selected vendors to leverage our purchasing volume in order to obtain more favorable pricing and control our costs.
      We act as the general contractor for all of our projects. Our project development operations are managed by construction managers at each of our communities, who supervise the construction of each project, coordinate the activities of subcontractors and suppliers, subject their work to quality and cost controls and monitor compliance with zoning and building codes. We require that quality, durable materials be used in the construction of our homes. Our subcontractors follow community-specific design plans prepared by our in-house and outside architects. Subcontractors typically are retained on a project-by-project basis to complete construction at a fixed price. We do not maintain inventories of raw materials except for materials being utilized for homes under construction. Construction of a home is typically completed within four to seven months following commencement of construction. Construction time depends on weather conditions, the availability of labor, materials and supplies, product type, size and location.
      Although we have agreements with certain suppliers that allow us to purchase materials at a discount, we do not have any material long-term contractual commitments with any of our subcontractors or suppliers. We also participate in national rebate programs with various suppliers that offer rebates based on our annual purchasing volume. We believe that our relationships with our suppliers and subcontractors are good.

Design
      To appeal to the tastes and preferences of homebuyers at each of our communities, we focus on developing an appropriate design and marketing concept for each of our communities, including determining the size, series and price range of the homes and, in certain projects, the layout of streets, individual lots and overall community design. In addition to our in-house architectural design team, for certain of our communities, outside architects prepare some of our home designs. We believe this combination provides maximum flexibility and creativity in our designs. In addition, our in-house architectural design team meets regularly to discuss potential new product lines and to address any new design elements required by a specific community.
      Each of our divisions features a design studio to assist our homebuyers with options and upgrades. These design studios are convenient to homebuyers because they bring many of the choices for standard and optional finishes to one location. Finishes available for customers to view at the design studios include lighting fixtures, flooring, wall trim, bath and kitchen fixtures, cabinetry, doors, knobs and locks. We also have design consultants on site and encourage our customers to browse the design studio prior to meeting with a design consultant. Employees at our design studios are incentivized to serve our customers through sales commissions. The focus of our design studio is on making the homebuyer’s selection process a more enjoyable and less complicated experience.
Customer Service and Quality Control
      We pride ourselves on our dedication and strong commitment to customer service and professionalism in the home buying process and believe that this commitment distinguishes us from the other homebuilders, both public and private, with operations in the Washington, D.C. metropolitan housing market.
      An integral part of our customer service program includes pre-closing quality control inspections and post-closing surveys and interviews. We conduct home orientations and inspections with homebuyers immediately before closing. In conjunction with these inspections, we create a list of unfinished construction items and address outstanding issues promptly. We believe that the prompt, courteous response to our homebuyers’ needs reduces our post-closing repair costs and enhances our reputation for quality and service. Before, at and ten days after closing, we survey our customers regarding their experience with our sales personnel, construction department and title and mortgage services, where applicable. Typically, we conduct a comprehensive follow-up survey with the homeowner to determine the level of the homeowner’s continued satisfaction several months after closing. These surveys and interviews provide us with a direct link to the customer’s perception of the entire buying experience and with valuable feedback on the quality of the homes we deliver and the services we provide. During the twelve months ended September 30, 2005, we achieved the highest homebuyer satisfaction in our history.
Warranty
      We offer a standard warranty program through the Home Buyers Warranty Program of Home Buyers Warranty Corporation (“HBW”). Under this program, HBW provides certain administrative functions relating to our warranties and National Home Insurance Company, Inc. is the insurer (the “Insurer”). Our warranty provides differing levels of coverage throughout its term. The first year of the warranty covers workmanship and materials and includes home inspection visits with the customer. Under the warranty, certain defects in plumbing, electrical, heating, cooling and ventilation systems of the home (exclusive of defects in appliances, fixtures and equipment) are covered for a two-year period and structural defects are covered for a ten-year period. We are the primary obligor under our one-year and two-year warranties and the Insurer is the obligor under our ten-year warranty. However, we subcontract our homebuilding work to contractors who provide us with an indemnity and a certificate of insurance. Therefore, claims relating to workmanship and materials are generally paid for by our subcontractors. We believe our warranty program meets or exceeds terms customarily offered in the homebuilding industry.
      We record a reserve between 0.4% to 0.8% of the sales price of a home to cover warranty expenses, although this allowance is subject to adjustment in special circumstances. Historically, warranty expenses have generally been within the reserve amount established for such homes.
Marketing and Sales
      We believe that we have established an outstanding brand, with a reputation for high quality construction, innovative design and outstanding customer service. We believe that our reputation helps generate interest in each new project we undertake. We actively position ourselves as “Washington’s Hometown Buildertm” through our various marketing initiatives, including our newly designed, interactive website, advertising websites, newspapers, magazines and brochures, direct mail, billboards and fully decorated model units.
      We believe that model homes play an important role in our marketing efforts. Consequently, we focus on creating an attractive atmosphere at our model homes. We use local third-party design specialists for interior decorations, which vary within our models based upon the characteristics of targeted homebuyers. The purchase of furniture, fixtures and fittings is coordinated to maximize our purchasing leverage in order to receive the highest discounts. Our decision whether to build, decorate, furnish and landscape a model home for a community is based on the number of homes projected to be built in such community and the proximity to a model home in one of our other communities. In addition, we typically maintain on-site sales offices. As of September 30, 2005, we had five furnished model homes in our Northern Virginia division and eight furnished and two unfurnished model homes in our Southern Maryland division. We have four additional completed homes in our Southern Maryland division model park which are used as a visitor center, a design studio and divisional offices.
      We generally sell our homes through commissioned employees (who typically work from the sales offices located at model homes). Our sales personnel are available to assist prospective homebuyers by providing them with floor plans, price information and tours of model homes and, together with our design consultants, assist with the selection of options and upgrades.
      We sometimes use various sales incentives, such as the payment of closing costs. The use of incentives depends largely on local economic and competitive market conditions.
Customer Financial Services

Mortgage Services
      As part of our objective to make the home buying process the most satisfying experience for our customers and to increase the efficiency of our building cycle, we arrange and originate mortgages for our customers through First Heritage, our full service mortgage banking, broker, loan originator and 75% owned subsidiary. First Heritage is a direct lender serving the Mid-Atlantic and Southeast regions and also arranges and originates mortgages for homebuyers that are not our customers. In May 2003, First Heritage entered into an agreement with George Mason, under which George Mason buys all the loans originated by First Heritage at closing and also provides marketing, management and operational services to First Heritage. George Mason is an affiliate of Cardinal Bank. During the year ended December 31, 2004, First Heritage was responsible for handling the financing needs of approximately 64% of our customers, which accounted for approximately 15% of First Heritage’s total business.

Title Insurance Services
      Our full service title insurance brokerage company, First Excel Title, LLC (“First Excel”), underwrites its policies on behalf of a national title insurer. First Excel originates title insurance and Excel Title Corporation (“Excel Title”), which provides certain management and administrative services to First

Excel, provides settlement services to our homebuyers. We own 51% of First Excel and Excel Title owns the remaining 49%. First Excel does not provide title services to homebuyers that are not our customers. During the year ended December 31, 2004, the predecessor to First Excel was responsible for underwriting the title insurance for approximately 85% of our customers.
Backlog
      Our homebuilding policy provides that the aggregate number of homes in which construction may be started without a firm contract of sale during any calendar year may not exceed 4% of the number of homes budgeted to be delivered that year, subject to certain exceptions. Consequently, substantially all our homes are sold before construction of the home begins. Our sales contracts require all customers to pre-qualify for financing with First Heritage within 10 days after the customer signs the contract, but do not require that they obtain their financing from First Heritage. We typically will not approve a sales contract until the buyer has received this pre-qualification. We generally require cash deposits of between 5% and 10% of the purchase price and our contracts are subject to certain statutory contingencies. Homes covered by sales contracts but not yet closed are considered “backlog.” We do not recognize revenue on homes in backlog until the home is delivered to a third-party homebuyer. Occasionally we build homes before obtaining a sales contract; these homes, however, are excluded from backlog until a sales contract is signed. As of September 30, 2005, we had ten such homes finished or under construction.
      Our backlog decreased to 208 homes at September 30, 2005 from 284 homes at September 30, 2004. The value of our backlog decreased to approximately $154.6 million at September 30, 2005 from a value of approximately $169.4 million at September 30, 2004. The increase in value per home was primarily due to the imbalance of home supply versus demand which has contributed to the increase in the average sales price of our homes and the decrease in units was largely due to the shortening of the number of months from sale to settlement. We believe we will deliver substantially all of the homes in backlog at September 30, 2005 by May 31, 2006.
Seasonality
      We have historically experienced, and in the future expect to continue to experience, seasonal variability in our sales and net income on a quarterly basis. We believe that this seasonality reflects the tendency of homebuyers to shop for a new home in the spring with the goal of closing in the fall or winter, as well as the scheduling of paving and construction to accommodate seasonal weather conditions. Additional factors that contribute to this variability include our ability to continue to acquire land and options on land on acceptable terms, the timing of receipt of regulatory approval for development and construction, the condition of the real estate market and general and local economic conditions in the Washington, D.C. metropolitan area, prevailing interest rates and the availability of financing, both for us and for the purchasers of our homes, and the cost and availability of materials and labor.
      In late 2004, we instituted an even flow production process into our construction operations. This process is intended, in part, to lessen future fluctuations due to seasonality. However, our historical financial performance is not necessarily a meaningful indicator of future results and we expect financial results to vary from project to project and from quarter to quarter. Our revenue may therefore fluctuate significantly on a quarterly basis, and we believe that quarter-to-quarter comparisons of our results should not be relied upon as an indication of future performance.
Competition
      In 2004, 15 of the 20 largest homebuilders selling single-family homes and townhomes in the Washington, D.C. metropolitan housing market were national competitors, all with annual nationwide revenues that exceeded $1 billion. The remaining five were local competitors, including ourselves. During 2004, the top 20 homebuilders accounted for 72.9% of the total homes constructed in the Washington, D.C. metropolitan area.

      The development and sale of residential properties is highly competitive and fragmented. We compete with these national and local homebuilders for residential sales on the basis of a number of interrelated factors, including location, reputation, design, quality, amenities and price. We also compete for residential sales with individual resales of existing homes and available rental homes. We believe that we compare favorably to other homebuilders in our market, due primarily to:

•	our long-term experience within the Washington, D.C. metropolitan area;

•	the relative price affordability of our homes;

•	our responsiveness to market conditions, which we believe helps us capitalize on opportunities for advantageous land acquisitions in desirable locations; and

•	our reputation for innovative and affordable designs, high quality construction and outstanding customer service.
      The housing industry, including the Washington, D.C. metropolitan housing market, is cyclical and is affected by consumer confidence levels and prevailing economic conditions generally, including interest rate levels. A variety of other factors affect the housing industry and demand for new homes, including the availability of labor and materials and increases in the costs thereof, changes in costs associated with home ownership such as increases in property taxes and energy costs, changes in consumer preferences, demographic trends and the availability of and changes in mortgage financing programs.
Government Regulation and Environmental Matters
      Substantially all of our land is purchased with entitlements, giving us the right to obtain building permits upon compliance with specified conditions. The length of time necessary to obtain such permits and other approvals affects the carrying costs of unimproved property acquired for the purpose of development and construction. In addition, the continued effectiveness of permits already granted is subject to factors such as changes in policies, rules and regulations, and their interpretation and application. Several governmental authorities have imposed impact fees as a means of defraying the cost of providing certain governmental services to developing areas. To date, the governmental approval processes discussed above have not had a material adverse effect on our development activities, and homebuilders in a given market generally face the same fees and restrictions. There can be no assurance, however, that these and other requirements discussed herein will not have a material adverse affect us in the future.
      We may also be subject to periodic delays or may be precluded entirely from developing communities due to building moratoriums, “slow-growth” or “no-growth” initiatives or building permit allocation ordinances, any of which could be implemented in the future in the areas or municipalities in which we operate. Substantially all of our land is entitled and, therefore, the moratoriums generally would only adversely affect us if they arose from health, safety and welfare issues such as insufficient water or sewage facilities. Local and state governments also have broad discretion regarding the imposition of development fees for projects in their jurisdiction. These fees are normally established, however, when we receive recorded plats and building permits. In addition, as of September 30, 2005, various third party and affiliated sellers were seeking zoning approvals for approximately 15% of our land portfolio, which would allow us to increase the number of homes that we may build on each acre of land in accordance with our current business plan.
      We are also subject to a variety of local, state and federal statutes, ordinances and rules and regulations concerning the protection of health and the environment. The laws applicable to the communities that we develop vary according to the location of the project, the environmental condition of the site and prior uses of the site. Complying with such laws may result in delays, cause us to incur substantial compliance and other costs, and prohibit or severely restrict development in certain environmentally sensitive regions or areas. To date, such compliance has not had a material adverse effect on our operations, although it may have such an effect in the future.

      We typically conduct environmental due diligence prior to the acquisition of undeveloped properties, including engaging environmental consultants to perform environmental assessments of proposed sites. With respect to finished lots we acquire from other developers, we generally do not conduct environmental due diligence prior to an acquisition. Prior to development, we undertake extensive site planning activities as appropriate for each community, which may include the design and implementation of stormwater management plans, wetlands delineation and mitigation plans, perennial stream flow determinations, erosion and sediment control plans, and archeological, cultural and/or endangered species surveys. We may be required to obtain permits for operations in environmentally sensitive areas, such as wetlands. Infrastructure projects impacting public health and the environment, such as the construction of drainfields or connection to public sewer lines, and the drilling of wells or connection to municipal water supplies, may be subject to inspection and approval by local authorities. Although no assurances can be given, we are not aware of obligations or liabilities arising out of environmental conditions in any of our existing developments that are likely to materially and adversely affect us.
Employees
      As of September 30, 2005, we employed 204 people, of whom 79 were in community development and land acquisition, 49 were in financial services, 53 were in sales and warranty service and 23 were executive management and administrative personnel. We believe that our relations with our employees and subcontractors are good.
Properties
      We lease approximately 12,600 square feet and sublease approximately 8,200 square feet of office space in Reston, Virginia for our corporate offices. The lease expires on January 31, 2006 and the sublease expires on April 30, 2006. We have entered into a 10 year lease for approximately 29,000 square feet of new corporate office space in Reston, Virginia, which will commence in January 2006 and which will replace our current corporate offices. We lease approximately 3,700 square feet of office space in Bethesda, Maryland and approximately 5,500 square feet of office space in Fairfax, Virginia that are both used by First Heritage. The Bethesda lease expires on August 31, 2009 and the Fairfax lease expires on September 30, 2007. In addition, our Northern Virginia division’s approximately 6,000 square foot design studio is located within an approximately 23,300 square foot facility in Chantilly, Virginia, which is subleased from our affiliate, Heritage Contracting, LLC. The sublease expires on May 31, 2011. See “Related Party Transactions — Heritage Contracting, LLC.” First Excel subleases approximately 140 square feet of office space from Excel Title. The sublease expires on February 1, 2006 with a month-to-month extension thereafter.
Legal Proceedings
      From time to time we are involved in various routine legal proceedings incidental to our business, some of which are covered by insurance. We believe that no existing matters will have a material adverse impact upon our financial condition if decided against us.

MANAGEMENT
Directors and Executive Officers
      Martin K. Alloy and Steven B. Alloy are the only managers of Stanley-Martin Communities, LLC. They are also the only managers of each of our subsidiaries that is a limited liability company (except for First Excel Title, LLC and First Heritage Mortgage, LLC, both of which Steven B. Alloy serves as the sole manager) and serve as directors of the co-issuer, Stanley-Martin Financing Corp., and, together with Stuart M. Ginsberg, as directors of our subsidiary, Stanley Martin Companies, Inc.
      The names and current positions of Stanley-Martin Communities, LLC’s managers and executive and key officers, and their ages as of September 30, 2005, are as follows:

Name	Age	Position(s)

Martin K. Alloy	65	Chairman and Manager
Steven B. Alloy	40	Chief Executive Officer, President and Manager
Michael I. Roman	50	Chief Financial Officer
Michael E. Schnitzer	45	Chief Operating Officer
Stuart M. Ginsberg	49	Vice President, Secretary and General Counsel
David E. Newitt	51	Vice-President — Field Operations
Robert E. Statz	59	Vice President — Land Acquisition
John J. Bauer	52	Vice President — Southern Maryland Division
Janet B. O’Grady	51	Controller
      Martin K. Alloy. Mr. Alloy founded our business in 1966. Following the Reorganization, he became the Chairman and a manager of Stanley-Martin Communities, LLC and the Chairman and a director of Stanley-Martin Financing Corp. Mr. Alloy continues to serve as the Chairman and a manager of each of our subsidiaries that is a limited liability company except for First Excel Title, LLC and First Heritage Mortgage, LLC. He also continues to serve as the Chairman of the Board of Directors of our subsidiary, Stanley Martin Companies, Inc. Prior to our founding, Mr. Alloy managed his own accounting practice in Washington, D.C. from 1964 to 1966. In 1962 and 1963, Mr. Alloy worked for Pricewaterhouse and Company, in New York City, during which time he became a Certified Public Accountant. Mr. Alloy is a recipient of the Lifetime Achievement Award from the Northern Virginia Building Industry Association for his contributions to the homebuilding industry. Mr. Alloy serves on the board of directors of Strathmore Hall Foundation, the Greater Washington Boys and Girls Club and the Kennedy Center’s International Committee for the Arts. He is also a member of the World Presidents’ Organization. Mr. Alloy was formerly a director of the National Association of Homebuilders as well as a national board member and founder of Home Owner Warranty Corporation. Mr. Alloy received a B.S. from the Wharton School of Business at the University of Pennsylvania. Mr. Alloy is the father of Steven B. Alloy, our Chief Executive Officer, President and Manager.
      Steven B. Alloy. Following the Reorganization, Mr. Alloy became the Chief Executive Officer, President and a manager of Stanley-Martin Communities, LLC and the Chief Executive Officer and President and a director of Stanley-Martin Financing Corp. Mr. Alloy continues to serve as the Chief Executive Officer and President and a manager of each of our subsidiaries that is a limited liability company except for First Excel Title, LLC and First Heritage Mortgage, LLC, for which he serves as a manager. He also continues to serve as the Chief Executive Officer and President and director of Stanley Martin Companies, Inc. Mr. Alloy joined Stanley Martin Companies, Inc. in 1991 and served in numerous capacities until his appointment as President in June 1998. He currently serves on the Advisory Board of Directors of Shelter House in Falls Church and on the Board of Directors of the Flint Hill School in Oakton, Virginia. He is an active member of the Young Presidents’ Organization and is a Life Director and the immediate past President of the Northern Virginia Building Industry Association. Mr. Alloy recently completed a term as President of HomeAid Northern Virginia, the local chapter of HomeAid America. Mr. Alloy served on the Board of Directors and was an officer of the Abused & Homeless Children’s Refuge in Vienna, Virginia for several years. Mr. Alloy received a B.A. from the University of

Pennsylvania and a B.S. from the Wharton School of Business at the University of Pennsylvania. Mr. Alloy is the son of Martin K. Alloy, our Chairman and Manager.
      Michael I. Roman. Following the Reorganization, Mr. Roman became the Chief Financial Officer of Stanley-Martin Communities, LLC and Stanley-Martin Financing Corp. Mr. Roman continues to serve as the Chief Financial Officer of each of our subsidiaries except for First Excel Title, LLC and First Heritage Mortgage, LLC. Prior to his appointment as the Chief Financial Officer in August 2004, Mr. Roman served as the Chief Executive Officer of Resun Leasing, Incorporated (“Resun”), a commercial modular building dealer and lessor, for 18 years. Prior to Resun, Mr. Roman worked in a financial capacity for a local equipment leasing company and as a tax accountant for Deloitte & Touche LLP. Mr. Roman received a B.S.B.A. degree from Georgetown University, a J.D. from Wake Forest University School of Law, an L.L.M. in Taxation from Georgetown University and an M.B.A. from the Wharton School of Business at the University of Pennsylvania.
      Michael E. Schnitzer. Following the Reorganization, Mr. Schnitzer became the Chief Operating Officer of Stanley-Martin Communities, LLC and Stanley-Martin Financing Corp. Mr. Schnitzer continues to serve as the Chief Operating Officer of each of our subsidiaries except for First Excel Title, LLC and First Heritage Mortgage, LLC. Prior to his appointment as the Chief Operating Officer in February 2005, he served as Vice President of Internal Operations from 1999, and prior to that as Senior Purchasing Manager with Stanley Martin Companies, Inc. from 1995 to 1999. Prior to joining Stanley Martin Companies, Inc., Mr. Schnitzer served as an engineer with Westinghouse Defense Center. Mr. Schnitzer received a B.S. from the University of Maryland.
      Stuart M. Ginsberg. Following the Reorganization, Mr. Ginsberg became Vice President, Secretary and General Counsel of Stanley-Martin Communities, LLC and Stanley-Martin Financing Corp. Mr. Ginsberg continues to serve as Vice President, Secretary and General Counsel of each of our subsidiaries except for First Excel Title, LLC and First Heritage Mortgage, LLC. He also continues to serve as a director of Stanley Martin Companies, Inc. Prior to joining Stanley Martin Companies, Inc. in June 2003, Mr. Ginsberg practiced transactional law for 18 years, primarily with the Washington, D.C. law firm of Tucker Flyer, P.C., which later merged into Venable, LLP. Mr. Ginsberg received a B.A. from Williams College and a J.D. from the Georgetown University Law Center.
      David E. Newitt. Following the Reorganization, Mr. Newitt became Vice President — Field Operations of Stanley-Martin Communities, LLC and Stanley-Martin Financing Corp. Mr. Newitt continues to serve as Vice President-Field Operations of each of our subsidiaries except for First Excel Title, LLC and First Heritage Mortgage, LLC. Prior to joining Stanley Martin Companies, Inc. in October 2003, Mr. Newitt worked as Vice President of Housing Operations for a division of Del Webb Corporation/ Pulte Homes Inc. from 1997 and as Senior Vice President of Construction at WCI Communities, Inc. from 1988 to 1997. From 1986 to 1988, Mr. Newitt worked as Production Manager for George Thomas Homes Inc. and as Division Construction Manager for Landmark Homes from 1984 to 1988. Mr. Newitt graduated from Michigan State University with a B.S. degree in Building Construction.
      Robert E. Statz. Following the Reorganization, Mr. Statz became Vice President — Land Acquisition of Stanley-Martin Communities, LLC and Stanley-Martin Financing Corp. Mr. Statz continues to serve as Vice President-Land Acquisition of each of our subsidiaries except for First Excel Title, LLC and First Heritage Mortgage, LLC. Prior to joining Stanley Martin Companies, Inc. in April 2001, he worked as Land Acquisition Manager at Toll Brothers, Inc. from 1999 and also as Land Acquisition Manager at Richmond American Homes from 1997 to 1998. From 1989 to 2001 Mr. Statz served as President of FFAXCO, Inc. Mr. Statz served for five years of active duty in the army and completed five years of reserve duty. He received a Bronze Star for service in the Vietnam Conflict. Mr. Statz has a B.S. from The Ohio State University in Columbus, Ohio and an M.B.A. from George Mason University.
      John J. Bauer. Following the Reorganization, Mr. Bauer became Vice President — Southern Maryland division of Stanley-Martin Communities, LLC and Stanley-Martin Financing Corp. Mr. Bauer continues to serve as Vice President — Southern Maryland division of each of our subsidiaries except for First Excel Title, LLC and First Heritage Mortgage, LLC. Prior to joining Stanley Martin Companies, Inc. in 2004, Mr. Bauer was the President and the Chief Operating Officer for Inland Homebuilding Group, Inc. from 2003. From 1998 to 2003, Mr. Bauer worked at Del Webb Corporation/ Pulte Homes

Inc. as Vice President — Housing/Executive Manager. From 1996 to 1998, Mr. Bauer was Region Manager for Toll Brothers, Inc. Mr. Bauer was Vice President/ Interim General Manager for WCI Communities, Inc. from 1989 to 1996. Mr. Bauer began his career in the homebuilding industry with General Homes Corporation in 1985, and holds certification as a residential contractor. Mr. Bauer received a B.A. from the University of Florida and an M.B.A. from the University of West Florida.
      Janet B. O’Grady. Following the Reorganization, Ms. O’Grady became Controller of Stanley — Martin Communities, LLC and Stanley-Martin Financing Corp. Ms. O’Grady continues to serve as Controller of each of our subsidiaries except for First Excel Title, LLC and First Heritage Mortgage, LLC. Ms. O’Grady joined Stanley Martin Companies, Inc. in 1992 as Staff Accountant and then worked as Accounting Manager from 1996 to 1998; she was appointed Controller in 1998. Prior to joining Stanley Martin Companies, Inc. in 1992, Ms. O’Grady worked as an accountant for Potomac Research Incorporated from 1991 and as an accountant for Wolf Trap Foundation from 1985 to 1988. Ms. O’Grady graduated with a B.S. from George Washington University and passed the Virginia CPA exam in 1985.
Executive Compensation
      The following table sets forth a summary of the compensation paid or accrued during the year ended December 31, 2004 to our Chief Executive Officer and the next four most highly compensated executive officers (collectively, the “named executive officers”).
Summary Compensation Table

	Annual Compensation

			Other Annual	All Other
Name and Principal Position	Salary	Bonus	Compensation	Compensation(1)

Martin K. Alloy	$400,000	$—	$—	$1,000
Chairman
Steven B. Alloy(2)	$250,000	$—	$42,000	$—
Chief Executive Officer and President
Michael E. Schnitzer(3)	$190,000	$114,000	$—	$1,000
Vice President — Internal Operations
Stuart M. Ginsberg	$262,500	$—	$—	$1,000
Vice President and General Counsel
David E. Newitt	$190,000	$70,000	$—	$1,000
Vice President — Field Operations

(1)	Consists of company contributions to the retirement savings plan.

(2)	Other annual compensation includes $35,000 relating to home improvement benefits.

(3)	In February, 2005, Michael E. Schnitzer was appointed Chief Operating Officer.
Retirement Savings Plan
      We maintain a retirement savings plan (the “Plan”) under section 401(k) of the Internal Revenue Code (the “Code”), to cover our employees (other than sales assistants). Under the Plan, eligible employees may defer a portion of their compensation, within prescribed limits, on a tax-deferred basis through contributions to the Plan. We may make discretionary matching contributions to the Plan, subject to limits established by the Code, and participants become fully vested in their matching contribution accounts after completing four years of service with us. Our Plan is intended to constitute a qualified pension plan under Section 401(a) of the Code and the associated trust is intended to be exempt from federal income taxation under Section 501(a) of the Code. We made matching contributions to the Plan of approximately $79,772 in 2004.
Incentive Compensation Arrangements
      The company maintains incentive compensation arrangements with its employees. Under these arrangements, employees receive bonuses of up to $500 per quarter upon the company meeting stated quarterly goals and are eligible to receive additional annual bonuses ranging from approximately 10% to 200% of their base salary upon the attainment of goals specific to the employee.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Purchase Agreements
      On January 20, 2004, Wildewood Residential, LLC, a wholly owned subsidiary of Neighborhood Holdings (“Wildewood Residential”), entered into a Lot Purchase Agreement, amended as of January 25, 2005, with Wildewood Neighborhoods, LLC (“Wildewood Neighborhoods”), our indirect subsidiary. A deposit of approximately $1.0 million was paid to Wildewood Residential. Martin K. Alloy is the Chairman and a manager of Wildewood Residential and Steven B. Alloy is the President and Chief Executive Officer and a manager of Wildewood Residential. Messrs. Alloy are the indirect beneficial owners of Wildewood Residential. Wildewood Residential is not a subsidiary of ours. Under the agreement, Wildewood Neighborhoods has agreed to purchase, and Wildewood Residential has agreed to sell, all of the single-family home and townhome lots, including 14 model home lots, contained in Wildewood Residential’s Wildewood subdivision in St. Mary’s County, Maryland. The 14 model home lots were purchased in January 2005 for an aggregate purchase price of $940,800. Wildewood Neighborhoods also purchased 57 lots on October 26, 2005 for an aggregate purchase price of $3,472,451. The remaining lots will be purchased at a predetermined rate per lot each 90-day period over the course of ten years. The purchase price for each lot is equal to the greater of a base price which adjusts over time or 20% of the home’s final sales price to a third party; the base price is paid upon Wildewood Neighborhoods’ purchase of the lot and the balance, if any, is paid upon Wildewood Neighborhoods’ sale of such lot and home thereon to a third party purchaser. Wildewood Neighborhoods can accelerate the lot takedown schedule, subject to lot availability.
      On January 10, 2002, Neighborhoods I, LLC (“Neighborhoods I”), our indirect subsidiary, entered into two Lot Purchase Agreements, each amended as of February 15, 2005 and one further amended on May 10, 2005, with Renaissance at Woodlands, LLC (“Woodlands”). Woodlands is a joint venture in which Neighborhood Holdings is an indirect 50% owner and an affiliate of WCI Communities, Inc. (“WCI”) is the other 50% owner. Both Martin K. Alloy and Steven B. Alloy are managers of Woodlands and indirect beneficial owners of Neighborhood Holdings’ indirect interest in Woodlands. Woodlands is not a subsidiary of ours. Under the agreements, Neighborhoods I has agreed to purchase, and Woodlands has agreed to sell, 117 of the 221 lots contained in Woodland’s Woodland Village subdivision located in Loudoun County, Virginia, at a rate of 8 lots per each 90 day period. One model lot was purchased on September 12, 2005 for $178,875. Neighborhoods I also purchased 10 lots on November 16, 2005 for an aggregate purchase price of $1,599,146. The remaining 104 lots will be purchased by the WCI affiliate. Both Woodlands Lot Purchase Agreements were subsequently assigned by Neighborhoods I to Woodlands Neighborhoods, LLC (“Woodlands Neighborhoods”), another of our indirect subsidiaries. The purchase price for each lot is based on a predetermined price schedule that contains price escalators of 1 1/2% per quarter based on the timing of the lot purchases. Under both agreements, Woodlands Neighborhoods can accelerate the lot takedown schedule, subject to lot availability. We estimate the total purchase price under these agreements to be approximately $17.0 million.
      On July 22, 2005, Spriggs Neighborhoods, LLC, a wholly owned subsidiary of Neighborhood Holdings (“Spriggs Neighborhoods”), entered into a purchase agreement with Spriggs Road Neighborhoods, LLC (“Spriggs Road”), our indirect subsidiary. Martin K. Alloy is the Chairman and a manager of Spriggs Neighborhoods and Steven B. Alloy is the President and Chief Executive Officer and a manager of Spriggs Neighborhoods. Messrs. Alloy are the indirect beneficial owners of Spriggs Neighborhoods. Spriggs Neighborhoods is not a subsidiary of ours. Under the agreement, Spriggs Road has agreed to purchase, and Spriggs Neighborhoods has agreed to sell, approximately 193 acres of developed land located in Prince William County, Virginia contingent upon the successful rezoning of the property in accordance with our residential development plan. We expect the sale to close in December 2005. The purchase price to Spriggs Neighborhoods for the entire property is approximately $32.2 million plus carrying costs, engineering costs and fees, costs, assessments and expenses incurred by Spriggs Neighborhoods in connection with its ownership of the property. Upon entering into the contract, Spriggs Road made a deposit against this purchase price of approximately $1.0 million.

Heritage Contracting, LLC
      In 2004, Stanley Martin Companies, Inc. (“SMC”) entered into subcontracting agreements with Heritage Contracting, LLC (“Heritage Contracting”), which is beneficially owned by Steven B. Alloy, our Chief Executive Officer and President, and Martin K. Alloy, our Chairman, to provide construction services and materials for certain of our homes. Heritage Contracting is not a subsidiary of ours. Agreements with Heritage Contracting are entered into after competitive bidding and arms-length negotiations and contain customary terms and conditions. During 2004, fees paid to Heritage Contracting by SMC totaled approximately $6.3 million, which represented approximately 6.7% of our total fiscal 2004 subcontracting fees. In addition, SMC provides accounting and other management services to Heritage Contracting. During 2004, fees paid to SMC and cost reimbursements for such services totaled approximately $188,250.
      On June 1, 2005, SMC, as sublessor, entered into a sublease agreement with Heritage Contracting with respect to our Northern Virginia division’s approximately 6,000 square foot design studio located within Heritage Contracting’s approximately 23,300 square foot leased premises in Chantilly, Virginia. The sublease term commenced June 1, 2005 and expires on May 31, 2011. The yearly base rent, payable in monthly installments, is approximately $52,700 and will increase approximately 3% at the end of each twelve-month period. SMC acts as the guarantor on behalf of Heritage Contracting, as lessee, under the lease agreement with APA Properties No. 5, L.P., a lessor unaffiliated with us, for the approximately 23,300 square foot premises in Chantilly, Virginia. Heritage Contracting’s lease term commenced June 1, 2001 and expires May 31, 2011. Heritage Contracting’s yearly base rent, payable in monthly installments, is approximately $202,800 and will increase approximately 3% at the end of each twelve-month period.
Indemnity Agreements
      We have entered into three general indemnity agreements, with respect to which, in each case, we serve as the indemnitor and bear liability towards the surety for bonds issued on behalf of our affiliated entities that engage in development and construction of communities. Under these agreements, we covenant to maintain a tangible net worth of at least $30 million and, in certain cases, we agree to maintain for the surety a cash escrow account. As of September 30, 2005, we had guaranteed approximately $13.6 million of performance bonds on behalf of affiliated entities and had set aside approximately $271,000 in escrow accounts.
Home Purchase
      We offer our employees who have been employed at least one year a 5% discount on new homes plus design studio options at cost. Employees who have been employed at least one year are also offered a mortgage discount of one point from the total points on the loan and a reduction in the underwriting fee and document review fee. In 2004, four employees purchased homes from us with discounts that ranged from $30,700 to $86,570.

EXCHANGE OFFER
Purpose and effect of the exchange offer
      The exchange offer will give holders of old notes the opportunity to exchange the exchange notes, which have been registered under the Securities Act, for old notes, which were issued and sold on August 10, 2005 to the initial purchaser, Wachovia Capital Markets, LLC, for resale to qualified institutional buyers and non-U.S. persons. The terms of the exchange notes will be identical in all material respects to the terms of the old notes except that the exchange notes (1) will have been registered under the Securities Act, (2) will be issued free from any provision for an increase in the interest rate on the old notes upon a failure to file or have declared effective an exchange offer registration statement or to consummate the exchange offer by certain dates and (3) will not bear legends restricting their transfer.
      The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of old notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of the jurisdiction.
Resale of exchange notes
      We believe that exchange notes issued in connection with the exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by any holder of exchange notes without further registration under the Securities Act and without delivery of a prospectus that satisfies the requirements of section 10 of the Securities Act if:

•	the holder is not a broker dealer or our “affiliate” within the meaning of Rule 405 under the Securities Act;

•	the exchange notes are acquired in the ordinary course of the holder’s business; and

•	the holder does not intend to participate in a distribution of the exchange notes.
      Any holder who exchanges old notes in the exchange offer with the intention of participating in any manner in a distribution of the exchange notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with secondary resale transactions.
      This prospectus may be used for an offer to resell, resale or other retransfer of exchange notes. With regard to broker-dealers, only broker-dealers that acquired the old notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Please read the section entitled “Plan of distribution” for more details regarding the transfer of exchange notes.
Terms of the exchange offer
      Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept for exchange any old notes properly tendered and not withdrawn before expiration of the exchange offer. The date of acceptance for exchange of the old notes and completion of the exchange offer is the exchange date, which will be the first business day following the expiration date unless we extend the date as described in this prospectus. We will issue $2,000 principal amount of exchange notes in exchange for each $2,000 principal amount of old notes surrendered under the exchange offer. Old notes may be tendered only in integral multiples of $2,000. The exchange notes will be delivered promptly following the expiration date.
      The exchange notes will evidence the same debt as the old notes. The exchange notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the old notes. Consequently, the old notes and the exchange notes will be treated as a single series of debt securities under the indenture. For a description of the indenture, see the section entitled “Description of notes.”

      The exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered for exchange. As of the date of this prospectus, $150,000,000 aggregate principal amount of the old notes are outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of old notes. There will be no fixed record date for determining registered holders of old notes entitled to participate in the exchange offer.
      We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations of the SEC. Old notes that are not exchanged in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits their holders have under the indenture relating to the old notes and the exchange notes.
      We will be deemed to have accepted for exchange properly tendered old notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the holders of old notes who surrender them in the exchange offer for the purposes of receiving the exchange notes from us and delivering the exchange notes to their holders. The exchange agent will make the exchange promptly following the expiration date. This exchange date will be the first business day following the expiration date unless it is extended as described in this prospectus. We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under the subsection entitled “— Conditions.”
      Holders who tender old notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes. We will pay all charges and expenses, other than applicable taxes described below, in connection with the exchange offer. It is important that you read the subsection entitled “— Fees and expenses” for more details regarding fees and expenses incurred in the exchange offer.
Expiration of the exchange offer; Extensions; Amendments
      The exchange offer will expire at 5:00 p.m., New York City time, on                     , 2006. The exchange offer can be extended by us in our sole discretion, in which case the term “expiration date” will mean the latest date and time to which the exchange offer is extended. In no event will the exchange offer remain in effect more than 30 business days from the date the registration statement is declared effective.
      In order to extend the exchange offer, we will notify the exchange agent orally, confirmed in writing, or in writing of any extension. We will notify the registered holders of old notes by public announcement of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration of the exchange offer.
      Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we will have no obligation to publish, advertise, or otherwise communicate any public announcement, other than by making a timely release to a financial news service.
Conditions
      We will not be obligated to accept for exchange the old notes of any holder that has not made to us:

•	the representations described under the subsections entitled “— Purpose and effect of the exchange offer,” “— Procedures for tendering;” and

•	any other representations that may be reasonably requested in order to comply with applicable laws.
      We expressly reserve the right, at any time or at various times, to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any old notes by giving oral or written notice of an extension to the holders. During an extension, all old notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange. We will return any old notes that we do not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the exchange offer.
      We expressly reserve the right to amend the exchange offer or terminate the exchange offer in the event that a condition is not satisfied or waived and to reject for exchange any old notes not previously accepted for exchange. By public announcement, in compliance with Rule 14e-1(d), we will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the old notes no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration of the exchange offer. If we amend the exchange offer in a manner that we consider material, we will disclose the amendment by means of a prospectus supplement.
      These conditions are solely for our benefit and we may assert them regardless of the circumstances that may give rise to them in our sole discretion. If we fail at any time to exercise any of the preceding rights, this failure will not constitute a waiver of that right. All conditions to the exchange offer must be satisfied or waived by us prior to the expiration of the exchange offer.
      We will not accept for exchange any old notes tendered, and will not issue exchange notes in exchange for any old notes, if at that time a stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture governing the notes under the Trust Indenture Act.
      If the exchange offer is being registered for the purpose of secondary resales, any securityholder using the exchange offer to participate in a distribution of the exchange notes (1) could not rely on the staff position enunciated in Exxon Capital or similar letters and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.
Procedures for tendering
      Only a holder of record of old notes may tender old notes in the exchange offer. To tender in the exchange offer, a holder must:

•	complete, sign and date the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and deliver the letter of transmittal to the exchange agent prior to the expiration date; or

•	comply with DTC’s Automated Tender Offer Program procedures described below.
      In addition, either:

•	the exchange agent must receive old notes along with the letter of transmittal;

•	the exchange agent must receive, before expiration of the exchange offer, a properly transmitted agent’s message and a timely confirmation of book-entry transfer of old notes into the exchange agent’s account at DTC according to the procedure for book-entry transfer described below; or

•	the holder must comply with the guaranteed delivery procedures described below.
      To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at the address set forth below under the subsection entitled “— Exchange agent” before expiration of the exchange offer. To receive confirmation of a valid tender of old notes, a holder should contact the exchange agent at the telephone number listed under the subsection entitled “— Exchange agent.”
      The tender by a holder that is not withdrawn before expiration of the exchange offer will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal. If a holder tenders less than all of the old notes held by the holder, that tendering holder should fill in the applicable box of the letter of transmittal. The amount of old notes delivered to the exchange agent will be deemed to have been tendered unless otherwise indicated.

      The method of delivery of old notes, the letter of transmittal and all other required documents to the exchange agent is at the holder’s election and risk. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before expiration of the exchange offer. Holders should not send the letter of transmittal or old notes to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.
      Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owner’s behalf. If the beneficial owner wishes to tender on its own behalf, it must, prior to completing and executing the letter of transmittal and delivering its old notes, either:

•	make appropriate arrangements to register ownership of the old notes in the owner’s name; or

•	obtain a properly completed bond power from the registered holder of old notes.
      The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.
      If the letter of transmittal is signed by the record holder(s) of the old notes tendered, the signature must correspond with the name(s) written on the face of the old note without alteration, enlargement or any change whatsoever. If the letter of transmittal is signed by a participant in DTC, the signature must correspond with the name as it appears on the security position listing as the holder of the old notes.
      A signature on a letter of transmittal or a notice of withdrawal must be guaranteed by an eligible guarantor institution. Rule 17Ad-15 under the Exchange Act describes eligible guarantor institutions as banks, brokers, dealers, municipal securities dealers, municipal securities brokers, government securities dealers, government securities brokers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations. The signature need not be guaranteed by an eligible guarantor institution if the old notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Registration Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.
      If the letter of transmittal is signed by a person other than the registered holder of any old notes, the old notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the old notes and an eligible institution must guarantee the signature on the bond power.
      If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless we waive this requirement, they should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.
      The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s Automated Tender Offer Program to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the exchange offer electronically. They may do so by causing DTC to transfer the old notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent’s message to the exchange agent. The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

•	DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering old notes that are the subject of the book-entry confirmation;

•	the participant has received and agrees to be bound by the terms of the letter of transmittal or, in the case of an agent’s message relating to guaranteed delivery, that the participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and

•	the agreement may be enforced against the participant.
      We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered old notes. Our determination will be final and binding. We reserve the absolute right to reject any old notes not properly tendered or any old notes the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.
      Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within the time that we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent nor any other person will incur any liability for failure to give notification. Tenders of old notes will not be deemed made until those defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.
      In all cases, we will issue exchange notes for old notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

•	old notes or a timely book-entry confirmation that old notes have been transferred into the exchange agent’s account at DTC; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.
      Holders should receive a copy of the letter of transmittal with this prospectus. A holder may obtain additional copies of the letter of transmittal from the exchange agent’s offices listed under the subsection entitled “— Exchange agent.” By signing the letter of transmittal, each tendering holder of old notes will represent to us that, among other things:

•	any exchange notes that the holder receives will be acquired in the ordinary course of its business;

•	the holder has no arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;

•	if the holder is a broker-dealer that will receive exchange notes for its own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities, that it will deliver a prospectus, as required by law, in connection with any resale of those exchange notes (see the section entitled “Plan of distribution”); and

•	the holder is not an “affiliate”, as defined in Rule 405 of the Securities Act, of us.
Book-entry transfer
      The exchange agent will make a request to establish an account with respect to the old notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution participating in DTC’s system may make book-entry delivery of old notes by causing DTC to transfer old notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Holders of old notes who are unable to deliver confirmation of the book-entry transfer of their old notes into the exchange agent’s account at DTC or all other documents required by the letter of transmittal to the exchange agent on or prior to the expiration date must tender their old notes according to the guaranteed delivery procedures described below. See “Book entry; delivery and form.”

Guaranteed delivery procedures
      Holders wishing to tender their old notes but whose old notes are not immediately available or who cannot deliver their old notes, the letter of transmittal or any other required documents to the exchange agent or cannot comply with the applicable procedures under DTC’s Automated Tender Offer Program before expiration of the exchange offer may tender if:

•	the tender is made through an eligible guarantor institution;

•	before expiration of the exchange offer, the exchange agent receives from the eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, or a properly transmitted agent’s message and notice of guaranteed delivery:

•	setting forth the name and address of the holder and the registered number(s) and the principal amount of old notes tendered;

•	stating that the tender is being made by guaranteed delivery; and

•	guaranteeing that, within three New York Stock Exchange trading days after expiration of the exchange offer, the letter of transmittal, or facsimile thereof, together with the old notes or a book-entry confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent; and

•	the exchange agent receives the properly completed and executed letter of transmittal or facsimile thereof, as well as all tendered old notes in proper form for transfer or a book-entry confirmation, and all other documents required by the letter of transmittal, within three New York Stock Exchange trading days after expiration of the exchange offer.
      Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their old notes according to the guaranteed delivery procedures set forth above.
Withdrawal of tenders
      Holders of old notes may withdraw their tenders at any time before expiration of the exchange offer. For a withdrawal to be effective:

•	the exchange agent must receive a written notice of withdrawal, which may be by telegram, telex facsimile transmission or letter,

•	at one of the addresses set forth below under the subsection entitled “— Exchange agent;” or

•	holders must comply with the appropriate procedures of DTC’s Automated Tender Offer Program system.
      Any notice of withdrawal must:

•	specify the name of the person who tendered the old notes to be withdrawn;

•	identify the old notes to be withdrawn, including the principal amount of the old notes to be withdrawn; and

•	where certificates for old notes have been transmitted, specify the name in which the old notes were registered, if different from that of the withdrawing holder.
      If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of those certificates, the withdrawing holder must also submit:

•	the serial numbers of the particular certificates to be withdrawn; and

•	a signed notice of withdrawal with signatures guaranteed by an eligible institution, unless the withdrawing holder is an eligible institution.

      If old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the applicable DTC procedures.
      We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal, and our determination will be final and binding on all parties. We will deem any old notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer.
      We will return any old notes that have been tendered for exchange but that are not exchanged for any reason to their holder without cost to the holder. In the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC according to the procedures described above, those old notes will be credited to an account maintained with DTC for old notes, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn old notes by following one of the procedures described under the subsection entitled “— Procedures for tendering” above at any time on or before expiration of the exchange offer.
      A holder may obtain a form of the notice of withdrawal from the exchange agent at its offices listed under the subsection entitled “— Exchange agent.”
Exchange agent
      The Bank of New York has been appointed as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery or the notice of withdrawal to the exchange agent addressed as follows:
By Mail or Overnight Courier:
The Bank of New York
Reorganization Unit
101 Barclay Street — 7 East
New York, NY 10286
By Hand Delivery:
The Bank of New York
Reorganization Unit
101 Barclay Street
Lobby Level — Corp. Trust Window
New York, NY 10286
      Delivery of the letter of transmittal to an address other than as shown above or transmission via facsimile other than as set forth above does not constitute a valid delivery of the letter of transmittal.
Fees and expenses
      We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitations by telegraph, telephone or in person by our officers and regular employees and those of our affiliates.
      We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

      We will pay the expenses to be incurred in connection with the exchange offer, including the following:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	accounting and legal fees; and

•	printing and mailing costs.
Transfer taxes
      We will pay all transfer taxes, if any, applicable to the exchange of old notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•	certificates representing old notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of old notes tendered;

•	exchange notes are to be delivered to, or issued in the name of, any person other than the registered holder of the old notes;

•	tendered old notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of old notes under the exchange offer.
      If satisfactory evidence of payment of transfer taxes is not submitted with the letter of transmittal, the amount of any transfer taxes will be billed to the tendering holder.
Accounting treatment
      We will record the exchange notes in our accounting records at the same carrying value as the old notes, which is the aggregate principal amount, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer. We will record the expenses of the exchange offer as deferred financing costs, which will be amortized over the term of the exchange notes.
Other
      Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. We urge you to consult your financial and tax advisors in making your own decision on what action to take. We may in the future seek to acquire old notes in open-market or privately negotiated transactions, through subsequent exchange offers or otherwise. However, we have no present plans to acquire any old notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered old notes.

DESCRIPTION OF CERTAIN INDEBTEDNESS
Senior Secured Credit Facility
      Our subsidiary Neighborhoods Capital, LLC (“Neighborhoods Capital”), and certain of its subsidiaries are the borrowers (the “Borrowers”) under a senior secured credit facility, which is provided by a syndicate of banks, financial institutions and other entities led by Wachovia Bank, National Association, as agent for the lenders, lender and issuing lender, and Wachovia Capital Markets, LLC, as lead arranger.
      The senior secured credit facility provides financing of up to $150.0 million, consisting of a revolving credit facility with a maturity date of December 1, 2007 and includes borrowing capacity available to the Borrowers for letters of credit. Availability under the senior secured credit facility is limited by borrowing base requirements customary for the homebuilding industry, which take into account, among other things, value and costs related to new land, land under development, finished lots, model units and sold units. Issuances of letters of credit under the senior secured credit facility are not limited by the borrowing base.
      As of September 30, 2005, we had a total indebtedness of approximately $150.0 million and available borrowing base capacity of approximately $139.5 million under our $150.0 million senior secured credit facility.
Interest Rate and Fees
      The borrowings under the senior secured credit facility bear interest at a rate equal to an applicable margin plus, at the Borrowers’ option, either (a) a base rate determined by the LIBOR market index rate or (b) a LIBOR rate determined by the LIBOR base rate. The current applicable margin is 1.75% and may be reduced or increased subject to the Borrowers’ leverage ratios on a consolidated basis.
      In addition to paying interest on outstanding principal under the senior secured credit facility, the Borrowers are required to pay a commitment fee to the lenders in respect of unutilized commitments thereunder at a rate equal to 0.20% per annum. The Borrowers will also pay customary letter of credit fees.
Guarantee and Security
      All obligations under the senior secured credit facility are unconditionally guaranteed on a joint and several basis by the Borrowers and certain other subsidiaries of Neighborhoods Capital, referred to collectively as the Guarantors, and all obligations under the senior secured credit facility are secured by construction work-in-progress and mortgages on real estate of the Borrowers and the Guarantors.
Certain Covenants and Events of Defaults
      The senior secured credit facility contains a number of covenants that, among other things, restrict, subject to certain exceptions, the ability of the Borrowers and the Guarantors to:

•	sell assets;

•	incur additional indebtedness;

•	create liens on assets;

•	amend provisions of charter documents; and

•	prepay or repurchase subordinated indebtedness.
      In addition, the senior secured credit facility requires the Borrowers and the Guarantors to maintain the following financial covenants:

•	a minimum interest coverage ratio;

•	a minimum adjusted tangible net worth amount;

•	a maximum total liability to adjusted tangible net worth ratio;

•	a minimum unencumbered and unrestricted liquid asset amount; and

•	a maximum ratio of the value of the land and land under development to adjusted tangible net worth.
      The senior secured credit facility also contains customary events of default (certain of which are subject to grace periods, notice periods, monetary thresholds and other qualifications), including among others:

•	failure to make payments when due;

•	non-compliance with financial, affirmative or negative covenants;

•	breaches of representations and warranties;

•	bankruptcy or insolvency; and

•	default in payment of certain other debt facilities or of subordinated indebtedness including the Notes.
Warehouse Facility
      The mortgage warehouse facility (the “Warehouse Facility”) is provided by Cardinal Bank, N.A. and provides financing to First Heritage and George Mason for residential mortgage loans pending the sale of such loans to investors. First Heritage and George Mason (together, the “Borrowers”) are jointly and severally liable on amounts borrowed under the Warehouse Facility. The maximum financing available under the Warehouse Facility is $10.0 million at any one time outstanding, subject to sub-limits and certain other restrictions.
Interest Rate and Security
      The amount outstanding bears interest at the Federal Funds Rate plus 1.00%. All obligations under the Warehouse Facility are secured by the residential mortgages and instruments related thereto.
Certain Covenants and Events of Default
      The Warehouse Facility contains covenants that, among other things, restrict, subject to certain exceptions, the ability of the Borrowers to sell assets or pledged mortgages or instruments related thereto or enter into mergers or consolidations.
      The Warehouse Facility also contains customary events of default (certain of which are subject to grace periods, monetary thresholds and other qualifications), including among others:

•	failure of a Borrower to make payments when due;

•	breaches of representations and warranties by a Borrower;

•	occurrence of an event or condition that would permit acceleration of debt of a Borrower;

•	non-compliance by a Borrower with covenants;

•	bankruptcy or insolvency of a Borrower;

•	impairment of the collateral; and

•	certain monetary judgments against a Borrower.
Neighborhood Holdings’ Membership Interests
      Neighborhood Holdings has two classes of members: Class A members and Class B members. Class A members do not have any voting or management rights; only Class B members have the right to elect managers. Entities controlled by Martin K. Alloy and Steven B. Alloy each contributed $5 million in capital to Neighborhood Holdings and each beneficially owns 50% of the outstanding Class B membership interests. Neighborhood Holdings currently has 68 Class A members, with capital contributions totaling approximately $29.4 million.
Distributions
      Holders of Class A membership interests are entitled to a first priority monthly distribution equal to a cumulative 12% annual return on the average outstanding balance of the member’s capital contribution. Holders of Class B membership interests are entitled to a second priority annual distribution in proportion to their percentage interests in an amount equal to 50% of their distributable share of the Neighborhood Holdings’ net taxable income allocable for each calendar year to the Class B members. Class B members may receive, in the managers’ discretion, a third priority distribution in proportion to their percentage interests, in an amount which will not reduce the Class B members’ aggregate capital account balance below $10.0 million. Class A members are entitled to a fourth priority distribution in proportion to their unreturned capital until the Class A members’ unreturned capital is reduced to zero. Lastly, Class B members are entitled to a distribution in proportion to their respective percentage interests.
Mandatory Redemption
      Class A membership interests totaling $29.4 million will be redeemed in three installments on June 30, 2006, June 30, 2007 and June 30, 2008 of $9.8 million, $12.2 million and $7.4 million, respectively. Each redemption payment will include any unpaid returns owed under Class A first priority distributions. Neighborhood Holdings may offer to extend the redemption date for a period not to exceed three years. Class A members are not obligated to accept any such extension offer.
      We are not obligated to make any distributions to, or fund redemptions from, the holders of Class A or Class B membership interests or to Neighborhood Holdings to make the distributions, or redemptions. However, we have in the past and anticipate making future distributions to Neighborhood Holdings to fund these distributions and redemptions. See “Risk Factors — Risks Relating to Our Structure — A portion of our cash flow will be used to make payments to Neighborhood Holdings to distribute to the holders of its Class A and Class B membership interests” and “Description of Notes — Certain Covenants — Limitations on Restricted Payments.”

DESCRIPTION OF NOTES
      As used below in this “Description of Notes” section, the “Issuer” or the “Company” means Stanley-Martin Communities, LLC, a Delaware limited liability company, and its successors, but not any of its subsidiaries. The Issuer and Stanley-Martin Financing Corp., a Delaware corporation and a wholly owned subsidiary of the Issuer (the “Co-Issuer”), will issue the notes described in this prospectus (the “Notes”) under an Indenture, to be dated as of the Issue Date (the “Indenture”), among the Issuer, the Co-Issuer, the Guarantors and The Bank of New York, as trustee (the “Trustee”). The terms of the Notes include those set forth in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act. You may obtain a copy of the Indenture from the Issuer at its address set forth elsewhere in this prospectus. The Issuer and the Co-Issuer are collectively referred to as the “Issuers.”
      The following is a summary of the material terms and provisions of the Notes. The following summary does not purport to be a complete description of the Notes and is subject to the detailed provisions of, and qualified in its entirety by reference to, the Indenture. You can find definitions of certain terms used in this description under the heading “— Certain Definitions.”
Principal, Maturity and Interest
      The Notes will mature on August 15, 2015. The Notes will bear interest at the rate of 9.750% per annum, payable semi-annually in cash on February 15 and August 15 of each year, commencing on February 15, 2006, to Holders of record at the close of business on February 1 or August 1, as the case may be, immediately preceding the relevant interest payment date. In addition the Issuers will pay interest (including post-petition interest in any proceeding under any bankruptcy law) on overdue principal and, to the extent such payments are lawful, interest on overdue installments of interest, without regard to any applicable grace periods, at the rate of 1.0% per annum in excess of the stated interest rate of the Notes. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.
      The Notes will be issued in registered form, without coupons, and in denominations of $2,000 and integral multiples of $2,000.
      The Notes are limited to an aggregate principal amount of $150.0 million subject to our ability to issue additional Notes. The Issuer and the Co-Issuer may issue additional Notes having identical terms and conditions to the Notes being issued in this offering, except for issue date, issue price and first interest payment date, in an unlimited aggregate principal amount (the “Additional Notes”), subject to compliance with the “Limitations on Additional Indebtedness” covenant described below. Any Additional Notes will be part of the same issue as the Notes being issued in this offering and will be treated as one class with the Notes being issued in this offering, including, without limitation, for purposes of voting, redemptions and offers to purchase. For purposes of this “Description of Notes,” except for the covenant described under “— Certain Covenants — Limitations on Additional Indebtedness,” references to the Notes include Additional Notes, if any.
Methods of Receiving Payments on the Notes
      If a Holder has given wire transfer instructions to the Issuer at least ten Business Days prior to the applicable payment date, the Issuer and the Co-Issuer will make all payments on such Holder’s Notes in accordance with those instructions. Otherwise, payments on the Notes will be made at the office or agency of the paying agent (the “Paying Agent”) and registrar (the “Registrar”) for the Notes within the City and State of New York unless the Issuer and the Co-Issuer elect to make interest payments by check mailed to the Holders at their addresses set forth in the register of Holders. The Issuers have initially designated the corporate trust office of the Trustee in New York, New York to act as their Paying Agent and Registrar. They may, however, change the Paying Agent or registrar or designate the Issuer or any of its Restricted Subsidiaries to act as Paying Agent or registrar without prior notice to Holders of Notes. The Issuers will pay principal of, premium, if any, and interest on, Notes in global form registered in the name of or held by The Depository Trust Company or its nominee in immediately available funds to The

Depository Trust Company or its nominee, as the case may be, as the registered Holder of such global Note.
Subordination of Notes
      The payment of all Obligations on or relating to the Notes will be subordinated in right of payment to the prior payment in full in cash or cash equivalents of all Obligations due in respect of Senior Debt of the Issuer and the Co-Issuer, including all Obligations with respect to the Credit Facilities, whether outstanding on the Issue Date or incurred after that date.
      The holders of Senior Debt will be entitled to receive payment in full in cash or cash equivalents of all Obligations due in respect of Senior Debt before the Holders of Notes will be entitled to receive any payment or distribution of any kind or character with respect to any Obligations on or relating to the Notes (other than in Permitted Junior Securities) in the event of any distribution to creditors of the Issuer or the Co-Issuer:

•	in a total or partial liquidation, dissolution or winding up of the Issuer or the Co-Issuer;

•	in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Issuer or the Co-Issuer or their respective assets;

•	in an assignment for the benefit of creditors; or

•	in any marshalling of the assets and liabilities of the Issuer or the Co-Issuer.
      If a payment or distribution is made to Holders of Notes that, due to the subordination provisions, should not have been made to them, such Holders are required to hold it in trust for the holders of the Senior Debt and pay the payment or distribution over to the holders of the Senior Debt, as their interests may appear.
      In addition, neither the Issuer nor the Co-Issuer may make any payment or distribution of any kind or character with respect to any Obligations on or relating to the Notes or acquire any Notes for cash or assets or otherwise (other than, in either case, Permitted Junior Securities), if:

•	a payment default (whether at stated maturity, upon acceleration or otherwise) on any Senior Debt occurs and is continuing beyond any applicable grace period; or

•	any other default occurs and is continuing on any Designated Senior Debt that permits holders of such Designated Senior Debt to accelerate its maturity and the Trustee receives a notice of such default (a “Payment Blockage Notice”) from the Representative of such Designated Senior Debt.
      Payments on and distributions with respect to any Obligations on or with respect to the Notes may and shall be resumed:

•	in the case of a payment default (whether at stated maturity, upon acceleration or otherwise), upon the date on which all payment defaults are cured or waived; and

•	in case of a nonpayment default, the earliest of (1) the date on which all such nonpayment defaults are cured or waived, (2) 179 days after the date on which the applicable Payment Blockage Notice is received or (3) the date on which the Trustee receives notice from the Representative for such Designated Senior Debt rescinding the Payment Blockage Notice, unless the maturity of any Designated Senior Debt has been accelerated.
      No new Payment Blockage Notice may be delivered unless and until 360 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice and at least 181 consecutive days shall have elapsed during such 360-day period during which no Payment Blockage Notice was in effect.
      No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been cured or waived for a period of not less than 90 consecutive days. Any subsequent action or any breach of any financial covenants for a period ending after the date of delivery of the initial Payment Blockage Notice that in either case would give rise to a default pursuant to any provisions under which a default previously existed or was continuing will constitute a new default for this purpose.
      Notwithstanding anything to the contrary, payments and distributions made from the trust established pursuant to the provisions described under “— Legal Defeasance and Covenant Defeasance” or “Satisfaction and Discharge” will be permitted and will not be subordinated so long as the payments into the trust were made in accordance with the requirements described under “— Legal Defeasance and Covenant Defeasance” or “Satisfaction and Discharge” and did not violate the subordination provisions when they were made.
      The Issuer must promptly notify the Representative of the Senior Debt if payment of the Notes is accelerated because of an Event of Default.
      As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of the Issuer or the Co-Issuer, Holders of the Notes may recover less ratably than other creditors of the Issuer or the Co-Issuer. See “Risk Factors — Risks Related to the Notes and Our Indebtedness — Your right to receive payments on the Notes is junior to our existing indebtedness and possibly all of our future borrowings. Further, the guarantees of the Notes are junior to all of our guarantors’ existing indebtedness and possibly to all their future borrowings.”
      As of September 30, 2005, we had total indebtedness of approximately $150.0 million and available borrowing base capacity of approximately $139.5 million under our $150.0 million senior secured credit facility. The Notes and the Note Guarantees were not subordinated to any Senior Debt. We will be permitted to borrow substantial additional Indebtedness, including Senior Debt, in the future under the terms of the Indenture and the senior secured credit facility.
Subordination of Guarantees
      Each Guarantee will be subordinated to Guarantor Senior Debt on the same basis as the Notes are subordinated to Senior Debt.
Note Guarantees
      The obligations of the Issuer and the Co-Issuer under the Notes and the Indenture will be jointly and severally guaranteed (the “Note Guarantees”) by each current or future Restricted Subsidiary (other than the Co-Issuer) that guarantees any Indebtedness of the Issuer or any Restricted Subsidiary (including under any Credit Facility) and each other Restricted Subsidiary that the Issuer shall otherwise cause to become a Guarantor pursuant to the terms of the Indenture.
      Not all of our Subsidiaries will guarantee the Notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor Subsidiaries, these non-guarantor Subsidiaries will pay the holders of their debts and their trade creditors before they will be able to distribute any of their assets to us. For the nine months ended September 30, 2005, our non-guarantor subsidiaries represented approximately 6.0% of our combined total revenue and had combined net income of approximately $2.5 million (compared to $33.6 million of net income for us and our subsidiaries on a combined basis). In addition, as of September 30, 2005, our non-guarantor subsidiaries held approximately 8.1% of our combined assets (exclusive of real estate inventory not owned) and had approximately $4.4 million of combined liabilities (exclusive of liabilities related to real estate inventory not owned), to which the Notes would have been structurally subordinated. See “Risk Factors — Risks Related to the Notes and Our Indebtedness — The Notes will be effectively subordinated to all indebtedness of our subsidiaries that are not guarantors of the Notes.”
      As of the date of the Indenture, all of our Subsidiaries will be “Restricted Subsidiaries.” However, under the circumstances described below under the subheading “— Certain Covenants — Limitations on Designation of Unrestricted Subsidiaries,” the Issuer will be permitted to designate any of its Subsidiaries

(other than the Co-Issuer) as an “Unrestricted Subsidiary.” The effect of designating a Subsidiary as an “Unrestricted Subsidiary” will be that:

•	an Unrestricted Subsidiary will not be subject to many of the restrictive covenants in the Indenture;

•	a Subsidiary that has previously been a Guarantor and that is designated an Unrestricted Subsidiary will be released from its Note Guarantee and its obligations under the Indenture; and

•	the assets, income, cash flow and other financial results of an Unrestricted Subsidiary will not be consolidated or combined with those of the Issuer for purposes of calculating compliance with the restrictive covenants contained in the Indenture.
      The obligations of each Guarantor under its Note Guarantee will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Note Guarantee or pursuant to its contribution obligations under the Indenture, result in the obligations of such Guarantor under its Note Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Each Guarantor that makes a payment for distribution under its Note Guarantee is entitled to a contribution from each other Guarantor in a pro rata amount based on adjusted net assets of each Guarantor.
      A Guarantor shall be released from its obligations under its Note Guarantee and its obligations under the Indenture and the Registration Rights Agreement:

•	in the event of a sale or other disposition of all or substantially all of the assets of such Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the Equity Interests of such Guarantor then held by the Issuer, the Co-Issuer and the Restricted Subsidiaries; provided, however, that the Net Available Proceeds of such sale or other disposition shall be applied in accordance with the applicable provisions of the Indenture, to the extent required thereby (it being understood that only such portion of the Net Available Proceeds as is required to be applied on or before the date of such release in accordance with the terms of the Indenture needs to be applied in accordance therewith at such time);

•	if such Guarantor is designated as an Unrestricted Subsidiary or otherwise ceases to be a Restricted Subsidiary, in each case in accordance with the provisions of the Indenture, upon effectiveness of such designation or when it first ceases to be a Restricted Subsidiary, respectively; or

•	if such Guarantor shall not guarantee any Indebtedness of the Issuer or its Restricted Subsidiaries (other than if such Guarantor no longer guarantees any Indebtedness of the Issuer or its Restricted Subsidiaries as a result of payment of such guaranteed Indebtedness); provided that a Guarantor shall not be permitted to be released from its Note Guarantee if it is an obligor with respect to Indebtedness that would not, under “— Certain Covenants — Limitations on Additional Indebtedness,” be permitted to be incurred by a Restricted Subsidiary that is not a Guarantor.
Optional Redemption
      Except as set forth below, the Notes may not be redeemed prior to August 15, 2010. At any time or from time to time on or after August 15, 2010, the Issuer, at its option, may redeem the Notes, in whole or in part, at the redemption prices (expressed as percentages of principal amount) set forth below, together with accrued and unpaid interest thereon, if any, to the redemption date, if redeemed during the 12-month period beginning August 15 of the years indicated:

Optional
Year	Redemption Price

2010	104.875%
2011	103.250%
2012	101.625%
2013 and thereafter	100.000%
      At any time or from time to time prior to August 15, 2008, the Issuer, at its option, may redeem up to 35% of the aggregate principal amount of the Notes (including Additional Notes, if any), issued under the Indenture with the net cash proceeds of one or more Equity Offerings by the Issuer or with the net cash proceeds of one or more Equity Offerings by Holdings that are contributed to the Issuer as common equity capital at a redemption price equal to 109.750% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon, if any, to the date of redemption; provided, however, that (1) at least 65% of the aggregate principal amount of Notes (including Additional Notes, if any), issued under the Indenture remains outstanding immediately after the occurrence of such redemption and (2) the redemption occurs within 90 days of the date of the closing of any such Equity Offering.
      The Issuer may acquire Notes by means other than a redemption, whether pursuant to a tender offer, open market purchase or otherwise, so long as the acquisition does not otherwise violate the terms of the Indenture.
Selection and Notice of Redemption
      In the event that less than all of the Notes are to be redeemed at any time pursuant to an optional redemption, selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not then listed on a national security exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided, however, that no Notes of a principal amount of $2,000 or less shall be redeemed in part. In addition, if a partial redemption is made pursuant to the provisions described in the second paragraph under “— Optional Redemption,” selection of the Notes or portions thereof for redemption shall be made by the Trustee only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to the procedures of The Depository Trust Company), unless that method is otherwise prohibited.
      Notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the date of redemption to each Holder of Notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a satisfaction and discharge of the Indenture. If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount of the Note to be redeemed. A new Note in a principal amount equal to the unredeemed portion of the Note will be issued in the name of the Holder of the Note upon cancellation of the original Note. On and after the date of redemption, interest will cease to accrue on Notes or portions thereof called for redemption so long as the Issuer has deposited with the paying agent for the Notes funds in satisfaction of the redemption price (including accrued and unpaid interest on the Notes to be redeemed) pursuant to the Indenture.
Change of Control
      Upon the occurrence of any Change of Control, each Holder will have the right to require that the Issuer and the Co-Issuer to purchase that Holder’s Notes for a cash price (the “Change of Control Purchase Price”) equal to 101% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest thereon, if any, to the date of purchase.

      Within 30 days following any Change of Control, the Issuer and the Co-Issuer will mail, or caused to be mailed, to the Holders a notice:

(1) describing the transaction or transactions that constitute the Change of Control;

(2) offering to purchase, pursuant to the procedures required by the Indenture and described in the notice (a “Change of Control Offer”), on a date specified in the notice (which shall be a Business Day not earlier than 30 days nor later than 60 days from the date the notice is mailed) and for the Change of Control Purchase Price, all Notes properly tendered by such Holder pursuant to such Change of Control Offer; and

(3) describing the procedures that Holders must follow to accept the Change of Control Offer.
      The Change of Control Offer is required to remain open for at least 20 Business Days or for such longer period as is required by law. The Issuer will publicly announce the results of the Change of Control Offer on or as soon as practicable after the date of purchase.
      The agreements governing our outstanding Senior Debt currently prohibit us in certain circumstances from purchasing any Notes, and also provide that some change of control events with respect to us would constitute a default under these agreements. Any future credit agreements or other agreements relating to Senior Debt to which the Issuer and/or the Co-Issuer becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Issuer and the Co-Issuer are prohibited from purchasing Notes, the Issuer and/or the Co-Issuer could seek the consent of our lenders under the Senior Debt to the purchase of Notes or could attempt to refinance the borrowings that contain the prohibition. If the Issuer and/or the Co-Issuer do not obtain a consent or refinance the borrowings, the Issuer and the Co-Issuer will remain prohibited from purchasing Notes. In that case, our failure to purchase tendered Notes would constitute an Event of Default under the Indenture which could, in turn, constitute a default under the Senior Debt. In these circumstances, the subordination provisions in the Indenture would likely restrict payments to the Holders of Notes.
      If a Change of Control Offer is made, there can be no assurance that the Issuer and the Co-Issuer will have available funds sufficient to pay for all or any of the Notes that might be delivered by Holders seeking to accept the Change of Control Offer.
      The provisions described above that require us to make a Change of Control Offer following a Change of Control will be applicable regardless of whether any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Issuer purchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.
      The obligation of the Issuer and the Co-Issuer to make a Change of Control Offer will be satisfied if a third party makes the Change of Control Offer in the manner and at the times and otherwise in compliance with the requirements applicable to a Change of Control Offer made by the Issuer and the Co-Issuer and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer.
      With respect to any disposition of assets, the phrase “all or substantially all” as used in the Indenture (including as set forth under the definition of “Change of Control” and “— Certain Covenants — Limitations on Mergers, Consolidations, Etc.” below) varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under New York law (which governs the Indenture) and is subject to judicial interpretation. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Issuer, and therefore it may be unclear as to whether a Change of Control has occurred and whether the Holders have the right to require the Issuer to purchase Notes.
      The Issuer and the Co-Issuer will comply with applicable tender offer rules, including the requirements of Rule 14e-l under the Exchange Act and any other applicable laws and regulations in connection with the purchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Change of Control” provisions of the Indenture, the Issuer and the Co-Issuer shall comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the “Change of Control” provisions of the Indenture by virtue of this compliance.
Certain Covenants
      The Indenture will contain, among others, the following covenants:

Limitations on Additional Indebtedness
      The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, incur any Indebtedness; provided, however, that the Issuer or any Guarantor may incur additional Indebtedness (including Acquired Indebtedness) if, after giving effect thereto, either (a) the Consolidated Fixed Charge Coverage Ratio would be at least 2.00 to 1.00 or (b) the ratio of Consolidated Indebtedness to Consolidated Tangible Net Worth would be less than 3.00 to 1.00 (either (a) or (b), the “Ratio Exception”).
      Notwithstanding the above, each of the following shall be permitted (the “Permitted Indebtedness”):

(1) Indebtedness of the Issuer, the Co-Issuer and any Restricted Subsidiary under the Credit Facilities incurred pursuant to this clause (1) in an aggregate principal amount at any time outstanding not to exceed the greater of (x) $185.0 million or (y) the amount of the Borrowing Base as of the date of such incurrence;

(2) the Notes issued on the Issue Date and the Note Guarantees and the Exchange Notes and the Note Guarantees in respect thereof to be issued pursuant to the Registration Rights Agreement;

(3) Indebtedness of the Issuer and the Restricted Subsidiaries to the extent outstanding on the Issue Date (other than Indebtedness referred to in clauses (1), (2) or (5), and after giving effect to the intended use of proceeds of the Notes);

(4) Indebtedness of the Issuer and the Restricted Subsidiaries under Hedging Obligations entered into for bona fide hedging purposes of the Issuer or any Restricted Subsidiary and not for the purpose of speculation; provided, however, that in the case of Hedging Obligations relating to interest rates, (a) such Hedging Obligations relate to payment obligations on Indebtedness otherwise permitted to be incurred by this covenant and (b) the notional principal amount of such Hedging Obligations at the time incurred does not exceed the principal amount of the Indebtedness to which such Hedging Obligations relate;

(5) Indebtedness of the Issuer owed to a Restricted Subsidiary and Indebtedness of any Restricted Subsidiary owed to the Issuer or any other Restricted Subsidiary; provided, however, that (a) any Indebtedness of the Issuer owed to a Restricted Subsidiary is unsecured and subordinated, pursuant to a written agreement, to the Issuer’s Obligations, under the Notes and the Indenture and (b) upon any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or such Indebtedness being owed to any Person other than the Issuer or a Restricted Subsidiary, the Issuer or such Restricted Subsidiary, as applicable, shall be deemed to have incurred Indebtedness not permitted by this clause (5);

(6) Indebtedness incurred by the Issuer or any Restricted Subsidiary in connection with letters of credit (including, without limitation, letters of credit in respect of workers’ compensation claims or self insurance or supporting bid, performance or surety obligations), Indebtedness with respect to reimbursement type obligations regarding workers compensation claims, escrow agreements, bankers’ acceptances and bid, surety and performance bonds (in each case other than for an obligation for borrowed money), in each case in the ordinary course of business;

(7) Purchase Money Indebtedness incurred by the Issuer or any Restricted Subsidiary, in an aggregate amount not to exceed at any time outstanding the greater of (a) $10.0 million or (b) 5.0% of Total Tangible Assets;

(8) Non-Recourse Indebtedness of the Issuer or any Restricted Subsidiary incurred for the acquisition, development and/or improvement of real property or any infrastructure related thereto and secured by Liens only on such real property or related infrastructure;

(9) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days of incurrence;

(10) Indebtedness arising in connection with endorsement of instruments for deposit in the ordinary course of business;

(11) Indebtedness arising from agreements of the Issuer or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the acquisition or disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided, however, that such Indebtedness is not reflected on the balance sheet of the Issuer or any Restricted Subsidiary (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (11));

(12) Refinancing Indebtedness with respect to Indebtedness incurred pursuant to the Ratio Exception, clause (2) or (3) above or this clause (12);

(13) Indebtedness of the Issuer or any Restricted Subsidiary in an aggregate amount not to exceed $15.0 million at any time outstanding; and

(14) the guarantee by the Issuer or any Guarantor of Indebtedness of the Issuer or a Restricted Subsidiary that was permitted to be incurred by another provision of this covenant.
      For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (14) above or is entitled to be incurred pursuant to the Ratio Exception, the Issuer shall, in its sole discretion, classify or later reclassify, in whole or in part, such item of Indebtedness and may divide and classify such Indebtedness in more than one of the types of Indebtedness described, except that Indebtedness outstanding or incurred under the Credit Facilities on the Issue Date shall be deemed to have been incurred under clause (1) above. The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms and the reclassification of preferred equity as Indebtedness due to a change in accounting principles will not be deemed to be an incurrence of Indebtedness for purposes of this covenant. In addition, for purposes of determining any particular amount of Indebtedness under this covenant, guarantees, Liens or letter of credit obligations supporting Indebtedness otherwise included in the determination of such particular amount shall not be included so long as incurred by a Person that could have incurred such Indebtedness.

Limitations on Layering Indebtedness
      The Issuer and the Co-Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, incur or suffer to exist any Indebtedness that is or purports to be by its terms (or by the terms of any agreement governing such Indebtedness) senior in right of payment to the Notes or the Note

Guarantee of such Restricted Subsidiary and subordinated in right of payment to any other Indebtedness of the Issuer, the Co-Issuer or of such Restricted Subsidiary, as the case may be.
      For purposes of the foregoing, no Indebtedness will be deemed to be subordinated in right of payment to any other Indebtedness of the Issuer, the Co-Issuer or any Restricted Subsidiary solely by virtue of being unsecured or secured by a junior priority lien or by virtue of the fact that the holders of such Indebtedness have entered into intercreditor agreements or other arrangements giving one or more of such holders priority over the other holders in the collateral held by them.

Limitations on Restricted Payments
      The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, make any Restricted Payment if at the time of such Restricted Payment:

(1) a Default shall have occurred and be continuing or shall occur as a consequence thereof;

(2) the Issuer cannot incur $1.00 of additional Indebtedness pursuant to the Ratio Exception; or

(3) the amount of such Restricted Payment, when added to the aggregate amount of all other Restricted Payments made after the Issue Date (other than Restricted Payments made pursuant to clause (2), (3), (4), (5), (6), (8), (9), (10), (11), (12), (13) or (14) of the next paragraph), exceeds the sum (the “Restricted Payments Basket”) of (without duplication):

(a) 50% of Consolidated Net Income for the period (taken as one accounting period) commencing at the beginning of the fiscal quarter in which the Issue Date occurs to and including the last day of the fiscal quarter ended immediately prior to the date of such calculation for which consolidated or combined financial statements are available (or, if such Consolidated Net Income shall be a deficit, minus 100% of such aggregate deficit), plus

(b) 100% of the aggregate net cash proceeds or the Fair Market Value of any assets to be used in a Permitted Business received by the Issuer either (x) as contributions to the common equity of the Issuer after the Issue Date or (y) from the issuance and sale of Qualified Equity Interests after the Issue Date, other than any such proceeds or assets received from a Subsidiary of the Issuer, plus

(c) the aggregate amount by which Indebtedness (other than any Subordinated Indebtedness) or Disqualified Equity Interests incurred by the Issuer or any Restricted Subsidiary subsequent to the Issue Date is reduced on the Issuer’s balance sheet upon the conversion or exchange (other than by a Subsidiary of the Issuer) into Qualified Equity Interests (less the amount of any cash, or the fair value of assets, distributed by the Issuer or any Restricted Subsidiary upon such conversion or exchange), plus

(d) in the case of the disposition or repayment of or return on any Investment that was treated as a Restricted Payment made after the Issue Date, an amount (to the extent not included in the computation of Consolidated Net Income) equal to 100% of the aggregate amount received by the Issuer or any Restricted Subsidiary in cash or other property (valued at the Fair Market Value thereof) as the return of capital with respect to such Investment, less the cost of the disposition of such Investment and net of taxes, plus

(e) upon a Redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the Fair Market Value of the Issuer’s proportionate interest in such Subsidiary immediately following such Redesignation.
      The foregoing provisions will not prohibit:

(1) the payment by the Issuer or any Restricted Subsidiary of any dividend or distribution within 60 days after the date of declaration or notice to equity holders thereof, if on the date of declaration or notice the payment would have complied with the provisions of the Indenture;

(2) the purchase, repurchase, redemption or other acquisition of any Equity Interests of the Issuer or any Restricted Subsidiary in exchange for, or out of the proceeds of the substantially concurrent (a) issuance and sale of Qualified Equity Interests or (b) capital contribution from Holdings to the Issuer;

(3) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Indebtedness or Disqualified Equity Interests of the Issuer or any Restricted Subsidiary (a) in exchange for, or out of the proceeds of the substantially concurrent (x) issuance and sale of Qualified Equity Interests or (y) capital contribution from Holdings to the Issuer, (b) in exchange for, or out of the proceeds of the substantially concurrent incurrence of, Refinancing Indebtedness permitted to be incurred under the “Limitations on Additional Indebtedness” covenant and the other terms of the Indenture, or (c) upon a Change of Control or in connection with an Asset Sale to the extent required by the agreement governing such Subordinated Indebtedness but only if the Issuer shall have complied with the covenants described under “Change of Control” and “Limitations on Asset Sales” and purchased all Notes validly tendered pursuant to the relevant offer prior to redeeming such Subordinated Indebtedness;

(4) the payment of dividends, or distributions or amounts (each, a “Permitted Tax Dividend”) by the Issuer to permit the direct and indirect beneficial owners of its Equity Interests (each, an “Owner”) to receive tax distributions in an amount not to exceed (i) the Assumed Tax Rate for such Owner multiplied by (ii) the difference between (A) the taxable income and gain solely attributable to the Issuer and (B) the cumulative losses solely attributable to the Issuer to the extent such losses have not previously been taken into account pursuant to this provision (for the avoidance of doubt, such income, gain or losses shall be determined as though the Issuer were a partnership for Federal income tax purposes and shall include any income, gain or loss attributable to the Issuer’s ownership interest in an entity which is a pass-through entity for Federal income tax purposes) and at such times so as to permit such Owners to meet their estimated income tax obligations as well as actual income tax obligations;

(5) cash dividends or loans to Holdings in amounts equal to:

(a) the amounts required for Holdings to pay franchise taxes and other fees required to maintain its legal existence; and

(b) an amount not to exceed $500,000 in any fiscal year to permit Holdings to pay its corporate overhead expenses incurred in the ordinary course of business and/or to pay salaries or other compensation of employees who perform services for both Holdings and the Issuer;

(6) repurchases of Equity Interests deemed to occur upon the exercise of stock options if the Equity Interests represents a portion of the exercise price thereof;

(7) so long as no Default or Event of Default has occurred and is continuing, the declaration or payment of dividends on the Issuer’s Qualified Equity Interests (or dividends, distributions or advances to Holdings to allow Holdings to pay dividends on Holdings’ Qualified Equity Interests) following the first public offering of Qualified Equity Interests of the Issuer (or of Holdings, as the case may be) after the Issue Date of, whichever is earlier, (i) in the case of the first public offering of Qualified Equity Interests of the Issuer, up to 6% per annum of the Net Cash Proceeds received by the Issuer in such public offering or (ii) in the case of the first public offering of Qualified Equity Interests of Holdings, up to 6% per annum of the amount contributed by Holdings to the Issuer from the Net Cash Proceeds received by Holdings in such public offering, in each case, other than public offerings of the Issuer or Holdings’ Equity Interests registered on Form S-4 or Form S-8;

(8) so long as no Default or Event of Default has occurred and is continuing, the purchase, redemption or other acquisition, cancellation or retirement for value of Equity Interests, or options, warrants, equity appreciation rights or other rights to purchase or acquire Equity Interests of the Issuer or any Restricted Subsidiary of the Issuer or any parent of the Issuer held by any existing or former employees or management of the Issuer or Holdings or any Subsidiary of the Issuer or their assigns, estates or heirs, in each case in connection with the repurchase provisions under employee stock option or stock purchase agreements or other agreements to compensate employees; provided that such redemptions or repurchases pursuant to this clause (8) will not exceed $500,000 in the aggregate during any calendar year, provided that (x) any portion of such $500,000 not used in such calendar year may be carried forward to any subsequent calendar year and (y) the redemptions and repurchases made pursuant to this clause (8) will not exceed $2.0 million in the aggregate during any calendar year after giving effect to such carry forward;

(9) Investments that are made with Excluded Contributions;

(10) non-cash Investments in Unrestricted Subsidiaries in the form of administrative, financial, accounting, management, or other similar services (together with a non-cash allocation of corporate overhead), in each case in the ordinary course of business;

(11) so long as no Default or Event of Default has occurred and is continuing or would be caused thereby, the payment of dividends on Disqualified Equity Interests of the Issuer or its Restricted Subsidiaries which are issued in accordance with the covenant described under “Limitations on Additional Indebtedness”;

(12) so long as no Default or Event of Default shall have occurred and be continuing, cash dividends or distributions to Holdings in an amount sufficient to enable Holdings to make payments of cash interest required to be made in respect of Indebtedness of Holdings that has been guaranteed by the Issuer in accordance with the terms of the Indenture, provided that (a) such Indebtedness is considered Indebtedness of the Issuer for all purposes of the Indenture, including for purposes of calculating Consolidated Interest Expense and Consolidated Indebtedness, (b) such dividends are applied directly to the payment of such interest and (c) the proceeds of the issuance of such Indebtedness (net of reasonable costs of issuance incurred) have been contributed to the common equity of the Issuer;

(13) the payment of dividends or distributions or amounts by the Issuer to Holdings in an amount equal to the payments that Holdings is required to make on the Series A Interests pursuant to its Operating Agreement in an amount not to exceed $4.0 million in any calendar year; or

(14) additional Restricted Payments not to exceed $5.0 million in the aggregate since the Issue Date;

provided, however, that no issuance and sale of Equity Interests that are used to make a payment pursuant to clause (2), (3) or (9) above shall increase the Restricted Payments Basket, except to the extent the proceeds thereof exceed the amounts used to effect the transactions described therein.

Maintenance of Consolidated Tangible Net Worth
      If the Issuer’s Consolidated Tangible Net Worth declines below $35.0 million (the “Minimum Tangible Net Worth”) at the end of any fiscal quarter, the Issuer must deliver an Officers’ Certificate to the Trustee within 55 days after the end of such fiscal quarter (110 days after the end of any fiscal year) to notify the Trustee of such decline. If, on the last day of each of any two consecutive fiscal quarters (the last day of the second fiscal quarter being referred to as a “Deficiency Date”), the Issuer’s Consolidated Tangible Net Worth is less than the Minimum Tangible Net Worth, then the Issuer and the Co-Issuer must make an offer (a “Net Worth Offer”) to all Holders of Notes to purchase 10% of the aggregate principal amount of outstanding Notes issued under the Indenture (including Additional Notes, if any), (the “Net Worth Offer Amount”) at a purchase price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest thereon, if any, to the date of purchase; provided, however, that no such Net Worth Offer shall be required if, after the Deficiency Date but prior to the date the Issuer and the Co-Issuer are required to make the Net Worth Offer, capital in cash or Cash Equivalents is contributed for Qualified Equity Interests of the Issuer sufficient to increase the Issuer’s Consolidated Tangible Net Worth after giving effect to such contribution to an amount equal to or above the Minimum Tangible Net Worth.

      The Issuer and the Co-Issuer must make the Net Worth Offer no later than 65 days after each Deficiency Date (120 days if such Deficiency Date is the last day of the Issuer’s fiscal year). The Net Worth Offer is required to remain open for a period of 20 Business Days following its commencement or for such longer period as required by law. The Issuer and the Co-Issuer are required to purchase the Net Worth Offer Amount of the Notes on a designated date no later than five Business Days after the termination of the Net Worth Offer, or if less than the Net Worth Offer Amount of Notes shall have been tendered, all Notes then tendered. The Issuers will not be obligated to purchase any Notes unless Holders of Notes of at least 10% of the Net Worth Offer Amount shall have tendered and not subsequently withdrawn their Notes for repurchase.
      If the aggregate principal amount of Notes tendered exceeds the Net Worth Offer Amount, the Issuer and the Co-Issuer are required to purchase the Notes tendered pro rata among the Notes tendered (with such adjustments as may be appropriate so that only Notes in denominations of $2,000 and integral multiples thereof shall be purchased).
      In no event will the failure of the Issuer’s Consolidated Tangible Net Worth to equal or exceed the Minimum Tangible Net Worth at the end of any fiscal quarter be counted toward the requirement to make more than one Net Worth Offer. The Issuer may reduce the principal amount of Notes to be purchased pursuant to the Net Worth Offer by subtracting 100% of the aggregate principal amount (excluding premium) of the Notes optionally redeemed or otherwise purchased by the Issuer prior to the purchase (otherwise than under this provision). The Issuer, however, may not credit Notes that have been previously used as a credit against any obligation to repurchase Notes pursuant to this provision.
      The Issuer and the Co-Issuer will comply with applicable tender offer rules, including the requirements of Rule 14e-1 under the Exchange Act and any other applicable laws and regulations in connection with the purchase of Notes pursuant to a Net Worth Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Net Worth Offer” provisions of the Indenture, the Issuer shall comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the “Net Worth Offer” provisions of the Indenture by virtue of this compliance.
      The agreements governing our outstanding Senior Debt currently prohibit us in certain circumstances from purchasing any Notes. Any future credit agreements or other agreements relating to Senior Debt to which the Issuer and/or the Co-Issuer becomes a party may contain similar restrictions and provisions. If the Deficiency Date occurs at a time when the Issuer and the Co-Issuer are prohibited from purchasing Notes, the Issuer and/or the Co-Issuer could seek the consent of the lenders under our Senior Debt to the purchase of Notes or could attempt to refinance the borrowings that contain the prohibition. If the Issuer and/or the Co-Issuer do not obtain a consent or refinance the borrowings, the Issuer and the Co-Issuer will remain prohibited from purchasing Notes. In that case, our failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under the Senior Debt. In these circumstances, the subordination provisions in the Indenture would likely restrict payments to the Holders of Notes.
      If a Net Worth Offer is made, there can be no assurance that the Issuer and the Co-Issuer will have available funds sufficient to pay for all or any of the Notes that might be delivered by Holders seeking to accept the Net Worth Offer.
      As of September 30, 2005, the Issuer’s Consolidated Tangible Net Worth was approximately $63.9 million.

Limitations on Dividend and Other Restrictions Affecting Restricted Subsidiaries
      The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to (each, a “Restriction”):

(a) pay dividends or make any other distributions on or in respect of its Equity Interests to the Issuer or any Restricted Subsidiary;

(b) make loans or advances or pay any Indebtedness or other obligation owed to the Issuer or any other Restricted Subsidiary; or

(c) transfer any of its assets to the Issuer or any other Restricted Subsidiary;

except for:

(1) encumbrances or restrictions existing under or by reason of applicable law, statute, rule, regulation or governmental or court order;

(2) encumbrances or restrictions existing under the Indenture, the Notes, the Note Guarantees and the Exchange Notes and the Note Guarantees in respect thereof;

(3) non-assignment provisions of any contract or any lease entered into in the ordinary course of business;

(4) encumbrances or restrictions existing under agreements existing on the Issue Date (including, without limitation, the Credit Facilities) as in effect on that date;

(5) restrictions on the transfer of assets subject to any Lien permitted under the Indenture imposed by the holder of such Lien;

(6) restrictions on the transfer of assets imposed under any agreement to sell or dispose of such assets permitted under the Indenture to any Person pending the closing of such sale or disposition;

(7) any instrument governing Acquired Indebtedness permitted to be incurred by the terms of the Indenture (except to the extent such Indebtedness was incurred or such encumbrance or restriction was imposed or created in connection with or in contemplation or anticipation of the acquisition of such Person by the Issuer or any of its Restricted Subsidiaries), which encumbrance or restriction is not applicable to any Person, or the assets of any Person, other than the Person or the assets of the Person so acquired;

(8) any other agreement governing Indebtedness entered into after the Issue Date that contains encumbrances and restrictions that are not materially more restrictive with respect to any Restricted Subsidiary than those in effect on the Issue Date with respect to that Restricted Subsidiary pursuant to agreements in effect on the Issue Date;

(9) customary provisions in partnership agreements, limited liability company organizational governance documents, joint venture agreements and other similar agreements entered into in the ordinary course of business that restrict the transfer of ownership interests in, or the assets of, such partnership, limited liability company, joint venture or similar Person;

(10) Purchase Money Indebtedness or Capitalized Lease Obligations incurred in compliance with the covenant described under “— Limitations on Additional Indebtedness” that impose restrictions of the nature described in clause (c) above on the assets acquired;

(11) any encumbrances or restrictions imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (2), (4), (7) or (10) above; provided, however, that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Issuer’s Board of

Directors, no more materially restrictive with respect to such encumbrances and restrictions than those contained in agreements referred to in such clauses (2), (4), (7) or (10);

(12) customary non-assignment provisions in leases, licenses or contracts entered into in the ordinary course of business and consistent with past practices;

(13) Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Refinancing Indebtedness; and

(14) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

Limitations on Transactions with Affiliates
      The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, in one transaction or a series of related transactions, sell, lease, transfer or otherwise dispose of any of its assets to, or purchase any assets from, or enter into any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (an “Affiliate Transaction”), unless:

(1) such Affiliate Transaction is on terms that are no less favorable to the Issuer or the relevant Restricted Subsidiary than those that may have been obtained in a comparable transaction at such time on an arm’s-length basis by the Issuer or such Restricted Subsidiary from a Person that is not an Affiliate of the Issuer or such Restricted Subsidiary; and

(2) the Issuer delivers to the Trustee:

(a) with respect to any Affiliate Transaction involving aggregate value in excess of $2.5 million, an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (1) above and a Secretary’s Certificate which sets forth and authenticates a resolution that has been adopted by the Board of Directors of the Issuer approving such Affiliate Transaction;

(b) with respect to any Affiliate Transaction involving aggregate value in excess of $5.0 million, an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (1) above and either (i) if there are members of the Board of Directors of the Issuer who qualify as Independent Directors, a Secretary’s Certificate which sets forth and authenticates a resolution that has been adopted by the Board of Directors of the Issuer and a majority of the Independent Directors of the Issuer approving such Affiliate Transaction or (ii) a written opinion or appraisal of the types described in clause (c) below; and

(c) with respect to any Affiliate Transaction involving aggregate value of $10.0 million or more, the certificates described in the preceding clause (a) above and either (x) a written opinion as to the fairness of such Affiliate Transaction to the Issuer or such Restricted Subsidiary from a financial point of view or (y) a written appraisal supporting the value of such Affiliate Transaction, in either case, issued by an Independent Financial Advisor.
      The foregoing restrictions shall not apply to:

(1) transactions exclusively between or among (a) the Issuer and one or more Restricted Subsidiaries or (b) Restricted Subsidiaries;

(2) reasonable director, officer, employee and consultant compensation arrangements (including bonuses) and other benefits (including retirement, health, stock and other benefit plans) and indemnification arrangements;

(3) loans and advances permitted by clause (3) of the definition of “Permitted Investments”;

(4) Restricted Payments which are made in accordance with the covenant described under “— Limitations on Restricted Payments”;

(5) any agreement as in effect as of the Issue Date or any amendment or modification thereto (so long as any such amendments and modifications, when taken together as a whole, are not disadvantageous to the Holders of the Notes in any material respect) or any transaction contemplated thereby;

(6) any transaction with a joint venture or similar entity which would constitute an Affiliate Transaction solely because the Issuer or a Restricted Subsidiary owns an equity interest in or otherwise controls such joint venture or similar entity; provided such transaction is in compliance with clause (1) of the preceding paragraph;

(7) sales of Qualified Equity Interests by the Issuer to an Affiliate;

(8) agreements between the Issuer or any Restricted Subsidiary on the one hand and officers, employees, directors or managers of the Issuer or any Restricted Subsidiary on the other hand in connection with (a) the sale of a home pursuant to a home purchase or mortgage discount program generally available to officers, employees, directors or managers of the Issuer or any Restricted Subsidiary or (b) the sale, or sale and leaseback, of a model home on terms not materially less favorable to the Issuer and its Restricted Subsidiaries than those that may have been obtained in a comparable transaction at such time on an arm’s-length basis with a non-affiliated Person;

(9) subcontracting and vendor agreements between the Issuer or any Restricted Subsidiary and Heritage Contracting, LLC entered into in the ordinary course of business and consistent with past practices; provided such transaction is in compliance with clause (1) of the preceding paragraph;

(10) agreements providing for administrative, financial, accounting, management, or other similar services by the Issuer or any Restricted Subsidiary to an Affiliate, in each case in the ordinary course of business; or

(11) surety bonds, letters of credit or performance bonds or similar arrangements issued by an Affiliate and guaranteed by the Issuer or any of its Restricted Subsidiaries or issued by the Issuer or any of its Restricted Subsidiaries for the benefit of an Affiliate, in each case to the extent that a substantial majority of the land or lots that are the subject of such bonds or letters of credit will be sold to the Issuer or a Restricted Subsidiary.

Limitations on Liens
      The Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Lien (other than Permitted Liens) of any nature whatsoever against any assets of the Issuer or any Restricted Subsidiary (including Equity Interests of a Restricted Subsidiary), whether owned at the Issue Date or thereafter acquired, which Lien secures Indebtedness or trade payables or any proceeds therefrom, or assign or otherwise convey any right to receive income or profits therefrom, unless contemporaneously therewith:

(1) in the case of any Lien securing an obligation that ranks pari passu with the Notes or a Note Guarantee, effective provision is made to secure the Notes or such Note Guarantee, as the case may be, at least equally and ratably with or prior to such obligation with a Lien on the same collateral; and

(2) in the case of any Lien securing an obligation that is subordinated in right of payment to the Notes or a Note Guarantee, effective provision is made to secure the Notes or such Note Guarantee, as the case may be, with a Lien on the same collateral that is prior to the Lien securing such subordinated obligation, in each case, for so long as such obligation is secured by such Lien.

Limitations on Asset Sales
      The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Sale unless:

(1) the Issuer or such Restricted Subsidiary receives consideration at least equal to the Fair Market Value (such Fair Market Value to be determined on the date of contractually agreeing to such Asset Sale) of the assets included in such Asset Sale; and

(2) at least 75% of the total consideration received in such Asset Sale or series of related Asset Sales consists of cash or Cash Equivalents.
      For purposes of clause (2) of the preceding paragraph, the following shall be deemed to be cash:

(a) the amount (without duplication) of any Indebtedness shown on the face of the Issuer’s or such Restricted Subsidiary’s most recent consolidated or combined balance sheet (other than contingent liabilities and Subordinated Indebtedness) of the Issuer or such Restricted Subsidiary that is expressly assumed by the transferee in such Asset Sale and with respect to which the Issuer or such Restricted Subsidiary, as the case may be, is unconditionally released by the holder of such Indebtedness,

(b) the amount of any securities, notes or other obligations received from such transferee that are converted by the Issuer or such Restricted Subsidiary to cash or Cash Equivalents (to the extent of the cash or Cash Equivalents actually so received within 90 days after receipt thereof), and

(c) the Fair Market Value of any assets (other than securities, unless such securities represent Equity Interests in an entity engaged primarily in a Permitted Business, such entity becomes a Restricted Subsidiary and the Issuer or a Restricted Subsidiary acquires voting and management control of such entity) received by the Issuer or any Restricted Subsidiary to be used by it in a Permitted Business.
      If the Issuer or any Restricted Subsidiary engages in an Asset Sale, the Issuer or such Restricted Subsidiary shall, no later than 365 days following the consummation thereof, apply all or any of the Net Available Proceeds therefrom to:

(1) repay any Senior Debt; and/or

(2) invest all or any part of the Net Available Proceeds thereof in the purchase of assets (other than securities, unless such securities represent Equity Interests in an entity engaged primarily in a Permitted Business, such entity becomes a Restricted Subsidiary and the Issuer or a Restricted Subsidiary acquires voting and management control of such entity) to be used by the Issuer or any Restricted Subsidiary in a Permitted Business;
provided that pending the final application of any such Net Available Proceeds in accordance with clause (1) and/or (2) above, the Issuer and the Restricted Subsidiaries may temporarily reduce Indebtedness or otherwise invest such Net Available Proceeds in Cash Equivalents. The amount of Net Available Proceeds not applied or invested as provided in this paragraph will constitute “Excess Proceeds.”
      On or before the 366th day after an Asset Sale, if the aggregate amount of Excess Proceeds equals or exceeds $7.5 million, the Issuer and the Co-Issuer will be required to make an offer to purchase from all Holders and, if applicable, redeem (or make an offer to do so) any Pari Passu Indebtedness of the Issuer or the Co-Issuer the provisions of which require the Issuer or the Co-Issuer to redeem such Indebtedness with the proceeds from any Asset Sales (or offer to do so), in an aggregate principal amount of Notes and such Pari Passu Indebtedness equal to the amount of such Excess Proceeds as follows:

(1) the Issuer and the Co-Issuer will (a) make an offer to purchase (a “Net Proceeds Offer”) to all Holders in accordance with the procedures set forth in the Indenture, and (b) redeem (or make an offer to do so) any such other Pari Passu Indebtedness, pro rata in proportion to the respective principal amounts of the Notes and such other Indebtedness required to be redeemed, the maximum principal amount of Notes and Pari Passu Indebtedness that may be redeemed out of the amount (the “Payment Amount”) of such Excess Proceeds;

(2) the offer price for the Notes will be payable in cash in an amount equal to 100% of the principal amount of the Notes tendered pursuant to a Net Proceeds Offer, plus accrued and unpaid interest thereon, if any, to the date such Net Proceeds Offer is consummated (the “Offered Price”), in accordance with the procedures set forth in the Indenture and the redemption price for such Pari Passu Indebtedness (the “Pari Passu Indebtedness Price”) shall be as set forth in the related documentation governing such Indebtedness;

(3) if the aggregate Offered Price of Notes validly tendered and not withdrawn by Holders thereof exceeds the pro rata portion of the Payment Amount allocable to the Notes, Notes to be purchased will be selected on a pro rata basis; and

(4) upon completion of such Net Proceeds Offer in accordance with the foregoing provisions, the amount of Excess Proceeds with respect to which such Net Proceeds Offer was made shall be deemed to be zero.

      To the extent that the sum of the aggregate Offered Price of Notes tendered pursuant to a Net Proceeds Offer and the aggregate Pari Passu Indebtedness Price paid to the holders of such Pari Passu Indebtedness is less than the Payment Amount relating thereto (such shortfall constituting a “Net Proceeds Deficiency”), the Issuer may use the Net Proceeds Deficiency, or a portion thereof, for general corporate purposes, subject to the provisions of the Indenture.
      If the purchase date of Notes pursuant to a Net Proceeds Offer is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest will be paid to the Person in whose name a Note is registered at the close of business on such record date, and no additional interest will be payable to holders who tender Notes pursuant to the Net Proceeds Offer.
      In the event of the transfer of substantially all (but not all) of the assets of the Issuer and the Restricted Subsidiaries as an entirety to a Person in a transaction covered by and effected in accordance with the covenant described under “— Limitations on Mergers, Consolidations, Etc.,” the successor shall be deemed to have sold for cash at Fair Market Value the assets of the Issuer and the Restricted Subsidiaries not so transferred for purposes of this covenant, and the successor shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale (with such Fair Market Value being deemed to be Net Available Proceeds for such purpose).
      The Issuer and the Co-Issuer will comply with applicable tender offer rules, including the requirements of Rule 14e-1 under the Exchange Act and any other applicable laws and regulations in connection with the purchase of Notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Limitations on Asset Sales” provisions of the Indenture, the Issuer and the Co-Issuer shall comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the “Limitations on Asset Sales” provisions of the Indenture by virtue of this compliance.

Limitations on Designation of Unrestricted Subsidiaries
      The Issuer may designate any Subsidiary (including any newly formed or newly acquired Subsidiary) of the Issuer (other than the Co-Issuer) as an “Unrestricted Subsidiary” under the Indenture (a “Designation”), provided that:

(1) no Default shall have occurred and be continuing at the time of or after giving effect to such Designation; and

(2) the Issuer would be permitted to make, at the time of such Designation, (a) a Permitted Investment or (b) an Investment pursuant to the covenant described under “— Limitations on Restricted Payments” above, in either case, in an amount (the “Designation Amount”) equal to the Fair Market Value of the Issuer’s proportionate interest in such Subsidiary on such date.

      No Subsidiary shall be Designated as an “Unrestricted Subsidiary” unless such Subsidiary:

(1) has no Indebtedness other than Permitted Unrestricted Subsidiary Debt, except to the extent that credit support of, or guarantee by, the Issuer or any Restricted Subsidiary may be incurred as Indebtedness and as an Investment under the Indenture;

(2) is not party to any agreement, contract, arrangement or understanding with the Issuer or any Restricted Subsidiary unless the terms of the agreement, contract, arrangement or understanding are no less favorable in any material respect to the Issuer or the Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Issuer or such Restricted Subsidiary; and

(3) is a Person with respect to which neither the Issuer nor any Restricted Subsidiary has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve the Person’s financial condition or to cause the Person to achieve any specified levels of operating results, unless the maximum amount of such obligation is treated as an Investment and such Investment is not prohibited under the Indenture at the time of the giving of such obligation.
      If, at any time, any Unrestricted Subsidiary fails to meet the preceding requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of the Subsidiary, Liens on assets, agreements containing Restrictions, Affiliate Transactions and Investments of such Subsidiary shall be deemed to be incurred or made by a Restricted Subsidiary as of such date and, if the Indebtedness is not permitted to be incurred or made under the covenant described under “— Limitations on Additional Indebtedness” or the Lien is not permitted under the covenant described under “— Limitations on Liens” or the Investment is not permitted to be made under the covenant described under “— Limitations on Restricted Payments” or the agreement containing such Restrictions is not permitted under “— Limitations on Dividend and Other Restrictions Affecting Restricted Subsidiaries” or the Affiliate Transaction is not permitted under “— Limitations on Transactions with Affiliates” or such Subsidiary is otherwise not in compliance with the Indenture, the Issuer shall be in default of the applicable covenant. The Issuer may not designate the Co-Issuer as an Unrestricted Subsidiary.
      The Issuer may redesignate an Unrestricted Subsidiary as a Restricted Subsidiary (a “Redesignation”; and “Redesignate” shall have the co-relative meaning) only if:

(1) no Default shall have occurred and be continuing at the time of and after giving effect to such Redesignation; and

(2) all Liens, Indebtedness and Investments of such Unrestricted Subsidiary outstanding immediately following such Redesignation would, if incurred or made at such time, have been permitted to be incurred or made for all purposes of the Indenture.
      All Designations and Redesignations must be evidenced by resolutions of the Board of Directors of the Issuer, delivered to the Trustee certifying compliance with the foregoing provisions.

Limitations on Mergers, Consolidations, Etc.
      The Issuer will not, directly or indirectly, in a single transaction or a series of related transactions, (a) consolidate or merge with or into another Person (other than a merger that satisfies the requirements of clause (1) below with a Wholly Owned Restricted Subsidiary solely for the purpose of changing the Issuer’s jurisdiction of formation to another state of the United States or to change its status to a corporation), or sell, lease, transfer, convey or otherwise dispose of or assign all or substantially all of the assets of the Issuer or the Issuer and the Restricted Subsidiaries (taken as a whole) or (b) Liquidate unless, in either case:

(1) either:

(a) the Issuer will be the surviving or continuing Person; or

(b) the Person formed by or surviving such consolidation or merger or to which such sale, lease, conveyance or other disposition shall be made (or, in the case of a Liquidation, any Person to which assets are transferred) (collectively, the “Successor”) is a corporation, limited liability company or limited partnership organized and existing under the laws of any State of the United States of America or the District of Columbia, and the Successor expressly assumes, by supplemental indenture in form and substance satisfactory to the Trustee, all of the obligations of the Issuer under the Notes, the Indenture and the Registration Rights Agreement; provided, however, that at any time the Successor is a limited liability company or a limited partnership, there shall be a co-issuer of the Notes that is a corporation;

(2) immediately prior to and immediately after giving effect to such transaction and the assumption of the obligations as set forth in clause (1)(b) above and the incurrence of any Indebtedness to be incurred in connection therewith, and the use of any net proceeds therefrom on a pro forma basis, no Default shall have occurred and be continuing; and

(3) immediately after giving effect to such transaction and the assumption of the obligations set forth in clause (1)(b) above and the incurrence of any Indebtedness to be incurred in connection therewith, and the use of any net proceeds therefrom on a pro forma basis, the Issuer or the Successor, as the case may be, could incur $1.00 of additional Indebtedness pursuant to the Ratio Exception.
      For purposes of this covenant, any Indebtedness of the Successor which was not Indebtedness of the Issuer immediately prior to the transaction shall be deemed to have been incurred in connection with such transaction.
      The Co-Issuer will not, directly or indirectly, in a single transaction or a series of related transactions, (a) consolidate or merge with or into another Person, or sell, lease, transfer, convey or otherwise dispose of or assign all or substantially all of the assets of the Co-Issuer or (b) Liquidate unless, in either case:

(1) either:

(a) the Co-Issuer will be the surviving or continuing Person; or

(b) the Person formed by or surviving such consolidation or merger or to which such sale, lease, conveyance or other disposition shall be made (or, in the case of a Plan of Liquidation, any Person to which assets are transferred) (collectively, the “Co-Issuer Successor”) is a corporation organized and existing under the laws of any State of the United States of America or the District of Columbia, and the Co-Issuer Successor expressly assumes, by supplemental indenture in form and substance satisfactory to the Trustee, all of the obligations of the Co-Issuer under the Notes, the Indenture and the Registration Rights Agreement; and

(2) immediately prior to and immediately after giving effect to such transaction and the assumption of the obligations as set forth in clause (1)(b) above, no Default shall have occurred and be continuing.

      Except as provided in the fifth paragraph under the caption “— Note Guarantees,” no Guarantor may consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, whether or not affiliated with such Guarantor, unless:

(1) either:

(a) such Guarantor will be the surviving or continuing Person; or

(b) the Person formed by or surviving any such consolidation or merger is another Guarantor or assumes, by supplemental indenture in form and substance satisfactory to the Trustee, all of the obligations of such Guarantor under the Note Guarantee of such Guarantor, the Indenture and the Registration Rights Agreement; and

(2) immediately after giving effect to such transaction and the assumption of the obligations as set forth in clause (1)(b) above, no Default shall have occurred and be continuing.
      For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the assets of one or more Restricted Subsidiaries, the Equity Interests of which constitute all or substantially all of the assets of the Issuer, will be deemed to be the transfer of all or substantially all of the assets of the Issuer.
      Upon any consolidation, combination or merger of the Issuer, the Co-Issuer or a Guarantor, or any sale, lease, transfer, conveyance or other disposition of all or substantially all of the assets of the Issuer or the Co-Issuer in accordance with the foregoing, in which the Issuer, the Co-Issuer or such Guarantor is not the continuing obligor under the Notes or its Note Guarantee, as the case may be, the surviving entity formed by such consolidation or into which the Issuer, the Co-Issuer or such Guarantor is merged or the Person to which the sale, lease, transfer, conveyance or other disposition is made will succeed to, and be substituted for, and may exercise every right and power of, the Issuer, the Co-Issuer or such Guarantor, as the case may be, under the Indenture, the Registration Rights Agreement, the Notes and the Note Guarantees with the same effect as if such surviving entity had been named therein as the Issuer, the Co-Issuer or such Guarantor and, except in the case of a sale, lease, transfer, conveyance or other disposition, the Issuer, the Co-Issuer or such Guarantor, as the case may be, will be released from the obligation to pay the principal of and interest on the Notes or in respect of its Note Guarantee, as the case may be, and all of the Issuer’s, the Co-Issuer’s or such Guarantor’s other obligations and covenants under the Notes, the Indenture and its Note Guarantee, if applicable.
      Notwithstanding the foregoing, any Restricted Subsidiary (other than the Co-Issuer) may merge into the Issuer (with the Issuer being the surviving or continuing Person) or another Restricted Subsidiary, except that a Guarantor and non-Guarantor may not merge without complying with the fourth paragraph of this “— Limitations on Mergers, Consolidations, Etc.” covenant.

Additional Note Guarantees
      If, after the Issue Date, (a) any Restricted Subsidiary (including any newly formed, newly acquired or newly Redesignated Restricted Subsidiary) guarantees any Indebtedness of the Issuer or (b) the Issuer otherwise elects to have any Restricted Subsidiary become a Guarantor, then, in each such case, the Issuer shall cause such Restricted Subsidiary to promptly:

(1) execute and deliver to the Trustee (a) a supplemental indenture in form and substance satisfactory to the Trustee pursuant to which such Restricted Subsidiary shall unconditionally guarantee all of the Issuers’ obligations under the Notes and the Indenture and (b) a notation of guarantee in respect of its Note Guarantee; and

(2) deliver to the Trustee one or more opinions of counsel that such supplemental indenture (a) has been duly authorized, executed and delivered by such Restricted Subsidiary and (b) constitutes a valid and legally binding obligation of such Restricted Subsidiary in accordance with its terms.

Conduct of Business
      The Issuer will not, and will not permit any Restricted Subsidiary to, engage in any business other than the Permitted Business.

Limitation on Activities of the Co-Issuer
      The Co-Issuer may not hold any material assets, become liable for any material obligations, engage in any trade or business, or conduct any business activity, other than (1) the issuance of its Equity Interests to the Issuer or any Wholly Owned Restricted Subsidiary of the Issuer, (2) the incurrence of Indebtedness as a co-obligor or guarantor, as the case may be, of the Notes, the Credit Facilities and any other Indebtedness that is permitted to be incurred by the Issuer under the covenant described under “— Limitations on Additional Indebtedness”; provided, however, that the net proceeds of such Indebtedness are not retained by the Co-Issuer, and (3) activities incidental thereto. Neither the Issuer nor any Restricted Subsidiary shall engage in any transactions with the Co-Issuer in violation of the immediately preceding sentence.

Reports
      Whether or not required by the SEC, so long as any Notes are outstanding, the Issuer will (a) furnish to the Trustee and the registered Holders of Notes, (b) disseminate via a press release on any national business press release wire service, (c) post on the Issuer’s website or on a website maintained on its behalf, (provided that, in the case of clause (c), the Issuer shall use reasonable efforts to inform Holders of Notes of the availability of such reports, which may be satisfied by, among other things, a press release on any national press release wire service) or (d) file electronically with the SEC through the SEC’s Electronic Data Gathering, Analysis and Retrieval System (or any successor system) (“EDGAR”), within the time periods that would be applicable to the Issuer if it were subject to Section 13(a) or 15(d) of the Exchange Act, beginning with the report due for the fiscal year ending December 31, 2005:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if the Issuer were required to file these Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Issuer’s certified independent accountants; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if the Issuer were required to file these reports.
      Within forty five (45) days after the end of the fiscal quarter ending September 30, 2005, the Issuer will furnish to the Holders of Notes the consolidated or combined financial statements of the Issuer and its subsidiaries for the fiscal quarter then ended, in form and substance substantially equivalent to the financial statements that would have been included in a Form 10-Q for such period if the Issuer had been subject to the requirements of Section 13 or 15(d) of the Exchange Act. The Issuer shall also provide a narrative description of the consolidated or combined results of operations of the Issuer and its subsidiaries addressing consolidated or combined revenues, EBITDA and earnings for such fiscal quarter, with comparative analysis to the same period in the previous fiscal year. The (a) dissemination of the foregoing financial statements and narrative report via a press release on any national business press release wire service, (b) filing thereof on EDGAR or (c) posting thereof on the Issuer’s website or on a website maintained on its behalf for such purpose shall be deemed to satisfy the Issuer’s obligation to furnish such information to the Noteholders; provided that, in the case of clause (c), the Issuer shall use reasonable efforts to inform Holders of Notes of the availability of such reports, which may be satisfied by, among other things, a press release on any national press release wire service.
      Notwithstanding the foregoing, prior to the filing of the registration statement pursuant to the Registration Rights Agreements (as described under “Exchange Offer; Registration Rights”), the Issuer shall not be required to provide in any report or financial statements consolidating footnotes as required by

Rule 3-10 of Regulation S-X with respect to non-guarantor subsidiaries, if the Issuer provides in such financial statements or report information with respect to the non-guarantor Subsidiaries substantially consistent with the information provided with respect thereto in this Description of Notes under the heading “Note Guarantees.”
      Copies of all such reports shall be delivered to the Trustee prior to or concurrently with distribution to Noteholders.
      In addition, whether or not required by the SEC, after the consummation of the exchange offer, as described under “Exchange Offer; Registration Rights,” (or the effectiveness of the shelf registration statement described thereunder, if applicable), the Issuer will file a copy of all of the information and reports referred to in clauses (1) and (2) in the first paragraph of this “— Reports” covenant with the SEC for public availability within the time periods that would be applicable to the Issuer if it were subject to Section 13(a) or 15(d) of the Exchange Act (unless the SEC will not accept the filing) and make the information available to securities analysts and prospective investors upon request. The Issuer, the Co-Issuer and the Guarantors have agreed that, for so long as any Notes remain outstanding, the Issuer will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.
      So long as Holdings guarantees the Notes (there being no obligation of Holdings to do so) and complies with the requirements of Rule 3-10 of Regulation S-X promulgated by the SEC (or any successor provision), the reports, information and other documents required to be filed and furnished to the Trustee or to Holders pursuant to this covenant may, at the option of the Issuer, be filed by and be those of Holdings rather than the Issuer.
      Notwithstanding the foregoing, the requirements set forth above shall be deemed satisfied prior to the commencement of the exchange offer (as described under “Exchange Offer; Registration Rights”) or the effectiveness of the shelf registration statement (as described under “Exchange Offer; Registration Rights”) by the filing with the SEC of the exchange offer registration statement (as described under “Exchange Offer; Registration Rights”) and/or the shelf registration statement, and any amendments thereto, with such financial information that satisfies Regulation S-X of the Securities Act; provided that at such time the Issuer is not required to pay any additional interest pursuant to the Registration Rights Agreement.
Events of Default
      Each of the following is an “Event of Default”:

(1) failure by the Issuer and the Co-Issuer to pay interest on any of the Notes when it becomes due and payable and the continuance of any such failure for 30 days (whether or not such payment is prohibited by the subordination provisions of the Indenture);

(2) failure by the Issuer and the Co-Issuer to pay the principal on any of the Notes when it becomes due and payable, whether at stated maturity, upon redemption, upon purchase, upon acceleration or otherwise (whether or not such payment is prohibited by the subordination provisions of the Indenture);

(3) failure by the Issuer to comply with any of its agreements or covenants described above under “— Certain Covenants — Limitations on Mergers, Consolidations, Etc.”;

(4) failure by the Issuer to comply with any of its obligations under the covenants described under “Change of Control” or any of its obligations under the covenants described under “— Certain Covenants” above (in each case, other than a failure to purchase Notes which will constitute an Event of Default under clause (2) above and other than a failure to comply with “— Certain Covenants — Limitations on Mergers, Consolidations, Etc.” which is covered by clause (3)) for 30 days after notice of the failure has been given to the Issuer by the Trustee or by the Holders of at least 25% of the aggregate principal amount of the Notes then outstanding;

(5) failure by the Issuer to comply with any other agreement or covenant in the Indenture and continuance of this failure for 60 days after notice of the failure has been given to the Issuer by the Trustee or by the Holders of at least 25% of the aggregate principal amount of the Notes then outstanding;

(6) default under any mortgage, indenture or other instrument or agreement under which there may be issued or by which there may be secured or evidenced Indebtedness of the Issuer or any Restricted Subsidiary (other than Indebtedness owed to the Issuer or any of its Restricted Subsidiaries or Non-Recourse Indebtedness to the extent such default is not due to the default by the Issuer or any Guarantor) whether such Indebtedness now exists or is incurred after the Issue Date, which default:

(a) is caused by a failure to pay when due principal on such Indebtedness within the applicable express grace period,

(b) results in the acceleration of such Indebtedness prior to its express final maturity, or

(c) results in the commencement of judicial proceedings to foreclose upon, or to exercise remedies under applicable law or applicable security documents to take ownership of, the assets securing such Indebtedness, and in each case, the principal amount of such Indebtedness, together with any other Indebtedness with respect to which an event described in clause (a), (b) or (c) has occurred and is continuing, aggregates $5.0 million or more;

(7) one or more judgments or orders (except to the extent such judgments or orders are in respect of Non-Recourse Indebtedness) that exceed $5.0 million in the aggregate (net of amounts covered by insurance or bonded) for the payment of money have been entered by a court or courts of competent jurisdiction against the Issuer or any Restricted Subsidiary and such judgment or judgments have not been satisfied, stayed, annulled or rescinded within 90 days of being entered;

(8) the Issuer, the Co-Issuer or any Significant Subsidiary pursuant to or within the meaning of any Bankruptcy Law:

(a) commences a voluntary case,

(b) consents to the entry of an order for relief against it in an involuntary case,

(c) consents to the appointment of a Custodian of it or for all or substantially all of its assets, or

(d) makes a general assignment for the benefit of its creditors;

(9) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(a) is for relief against the Issuer, the Co-Issuer or any Significant Subsidiary as debtor in an involuntary case,

(b) appoints a Custodian of the Issuer, the Co-Issuer or any Significant Subsidiary or a Custodian for all or substantially all of the assets of the Issuer, the Co-Issuer or any Significant Subsidiary, or

(c) orders the liquidation of the Issuer, the Co-Issuer or any Significant Subsidiary,

and the order or decree remains unstayed and in effect for 90 days; or

(10) any Note Guarantee of any Significant Subsidiary ceases to be in full force and effect (other than in accordance with the terms of such Note Guarantee and the Indenture) or is declared null and void and unenforceable or found to be invalid or any Guarantor denies its liability under its Note Guarantee (other than by reason of release of a Guarantor from its Note Guarantee in accordance with the terms of the Indenture and the Note Guarantee).

      If an Event of Default (other than an Event of Default specified in clause (8) or (9) above with respect to the Issuer), shall have occurred and be continuing under the Indenture, the Trustee, by written notice to the Issuer, or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding by written notice to the Issuer and the Trustee, may declare all amounts owing under the Notes to be due and payable immediately. Upon such declaration of acceleration, the aggregate principal of and accrued and unpaid interest on the outstanding Notes shall immediately become due and payable; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of such outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal and interest, have been cured or waived as provided in the Indenture; provided the Trustee has been paid its reasonable compensation due under the Indenture and reimbursed for its reasonable expenses and disbursements in accordance with the Indenture. If an Event of Default specified in clause (8) or (9) with respect to the Issuer occurs, all outstanding Notes shall become due and payable without any further action or notice.
      The Trustee shall, within 60 days after the occurrence of any Default with respect to the Notes, give the Holders notice of all uncured Defaults thereunder known to it; provided, however, that, except in the case of an Event of Default in payment with respect to the Notes or a Default in complying with “— Certain Covenants — Limitations on Mergers, Consolidations, Etc.,” the Trustee shall be protected in withholding such notice if and so long as a committee of its trust officers in good faith determines that the withholding of such notice is in the interest of the Holders.
      No Holder will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless the Trustee:

(1) has failed to act for a period of 30 days after receiving written notice of a continuing Event of Default by such Holder and a request to act by Holders of at least 25% in aggregate principal amount of Notes outstanding;

(2) has been offered indemnity satisfactory to it in its reasonable judgment; and

(3) has not received from the Holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request.
      However, such limitations do not apply to a suit instituted by a Holder of any Note for enforcement of payment of the principal of or interest on such Note on or after the due date therefore (after giving effect to the grace period specified in clause (1) of the first paragraph of this “— Events of Default” section).
      The Issuer is required to deliver to the Trustee annually a statement regarding compliance with the Indenture and, within five Business Days of any Officer of the Issuer becoming aware of any Default, a statement specifying such Default and what action the Issuer is taking or proposes to take with respect thereto.
Legal Defeasance and Covenant Defeasance
      The Issuer may, at its option and at any time, elect to have its obligations and the obligations of the Co-Issuer and the Guarantors discharged with respect to the outstanding Notes (“Legal Defeasance”). Legal Defeasance means that the Issuer, the Co-Issuer and the Guarantors shall be deemed to have paid and discharged the entire indebtedness represented by the Notes and the Note Guarantees, and the Indenture shall cease to be of further effect as to all outstanding Notes and Note Guarantees, except as to:

(1) rights of Holders to receive payments in respect of the principal of and interest on the Notes when such payments are due from the trust funds referred to below,

(2) the obligations of the Issuer and the Co-Issuer with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes, and the maintenance of an office or agency for payment and money for security payments held in trust,

(3) the rights, powers, trust, duties, and immunities of the Trustee, and the Issuer’s obligation in connection therewith, and

(4) the Legal Defeasance provisions of the Indenture.
      In addition, the Issuer may, at its option and at any time, elect to have its obligations and the obligations of the Co-Issuer and the Guarantors released with respect to most of the covenants under the Indenture, except as described otherwise in the Indenture (“Covenant Defeasance”), and thereafter any omission to comply with such obligations shall not constitute a Default. In the event Covenant Defeasance occurs, certain Events of Default (not including non-payment and, solely for a period of 91 days following the deposit referred to in clause (1) of the next paragraph, bankruptcy, receivership, rehabilitation and insolvency events) will no longer apply. Covenant Defeasance will not be effective until such bankruptcy, receivership, rehabilitation and insolvency events no longer apply. The Issuer may exercise its Legal Defeasance option regardless of whether it previously exercised Covenant Defeasance.
      In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Issuer must irrevocably deposit with the Trustee, as trust funds, in trust solely for the benefit of the Holders, U.S. legal tender, U.S. Government Obligations or a combination thereof, in such amounts as will be sufficient (without consideration of any reinvestment of interest) in the opinion of a nationally recognized firm of independent public accountants selected by the Issuer, to pay the principal of and interest on the Notes on the stated date for payment or on the redemption date of the principal or installment of principal of or interest on the Notes;

(2) in the case of Legal Defeasance, the Issuer shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee based upon and confirming that:

(a) the Issuer has received from, or there has been published by the Internal Revenue Service, a ruling, or

(b) since the Issue Date, there has been a change in the applicable U.S. federal income tax law,

in either case to the effect that, the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Issuer shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the Covenant Defeasance had not occurred;

(4) no Default shall have occurred and be continuing on the date of such deposit (other than a Default resulting from the borrowing of funds to be applied to such deposit);

(5) the Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a Default under the Indenture or a default under any other material agreement or instrument to which the Issuer or any of its Subsidiaries is a party or by which the Issuer or any of its Subsidiaries is bound (other than any such Default or default resulting solely from the borrowing of funds to be applied to such deposit);

(6) the Issuer shall have delivered to the Trustee an Officers’ Certificate stating that the deposit was not made by it with the intent of preferring the Holders over any other of its creditors or with the intent of defeating, hindering, delaying or defrauding any other of its creditors or others; and

(7) the Issuer shall have delivered to the Trustee an Officers’ Certificate and an opinion of counsel, each stating that the conditions provided for in, in the case of the Officers’ Certificate, clauses (1) through (6) and, in the case of the opinion of counsel, clauses (2) and/or (3) and (5) of this paragraph have been complied with.
      If the funds deposited with the Trustee to effect Covenant Defeasance are insufficient to pay the principal of and interest on the Notes when due, then our obligations and the obligations of Guarantors under the Indenture will be revived and no such defeasance will be deemed to have occurred.
Satisfaction and Discharge
      The Indenture will be discharged and will cease to be of further effect (except as to rights of registration of transfer or exchange of Notes which shall survive until all Notes have been canceled) as to all outstanding Notes when either:

(1) all the Notes that have been authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from this trust) have been delivered to the Trustee for cancellation; or

(2) (a) all Notes not delivered to the Trustee for cancellation otherwise (i) have become due and payable or will become due and payable within one year or (ii) will be called for redemption within one year under arrangements satisfactory to the Trustee or have been called for redemption pursuant to the provisions described under “— Optional Redemption,” and, in any case, the Issuer has irrevocably deposited or caused to be deposited with the Trustee trust funds, in trust, solely for the benefit of the Holders, U.S. legal tender, U.S. Government Obligations or a combination thereof, in such amounts as will be sufficient (without consideration of any reinvestment of interest) to pay and discharge the entire Indebtedness (including all principal and accrued interest) on the Notes not theretofore delivered to the Trustee for cancellation,

(b) the Issuer and the Co-Issuer have paid all sums payable by them under the Indenture, and

(c) the Issuer and the Co-Issuer have delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or on the date of redemption, as the case may be.
      In addition, the Issuer must deliver an Officers’ Certificate and an opinion of counsel stating that all conditions precedent to satisfaction and discharge have been complied with.
Transfer and Exchange
      A Holder will be able to register the transfer of or exchange Notes only in accordance with the provisions of the Indenture. The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and to pay any taxes and fees required by law or permitted by the Indenture. Without the prior consent of the Issuer, the Registrar is not required (1) to register the transfer of or exchange any Note selected for redemption, (2) to register the transfer of or exchange any Note for a period of 15 days before a selection of Notes to be redeemed or (3) to register the transfer or exchange of a Note between a record date and the next succeeding interest payment date.
      The Notes will be issued in registered form and the registered Holder will be treated as the owner of such Note for all purposes.
Amendment, Supplement and Waiver
      Subject to certain exceptions, the Indenture or the Notes may be amended with the consent (which may include consents obtained in connection with a tender offer or exchange offer for Notes) of the Holders of at least a majority in principal amount of the Notes then outstanding, and any existing Default under, or compliance with any provision of, the Indenture may be waived (other than any continuing

Default in the payment of the principal or interest on the Notes) with the consent (which may include consents obtained in connection with a tender offer or exchange offer for Notes) of the Holders of a majority in principal amount of the Notes then outstanding; provided, however, that:

(a) no such amendment may, without the consent of the Holders of two-thirds in aggregate principal amount of Notes then outstanding, amend the obligation of the Issuer and the Co-Issuer under the heading “— Change of Control” or the related definitions that could adversely affect the rights of any Holder; and

(b) without the consent of each Holder affected, no amendment or waiver may (with respect to any Notes held by a non-consenting Holder):

(1) reduce, or change the maturity or the principal of any Note;

(2) reduce the rate of or extend the time for payment of interest on the Notes;

(3) reduce any premium payable upon redemption of the Notes, change the date on which any Notes are subject to redemption or otherwise alter the provisions with respect to the redemption of the Notes;

(4) make any Note payable in money or currency other than that stated in the Notes;

(5) modify or change any provision of the Indenture or the Notes or the related definitions affecting the subordination or the ranking of the Notes or any Note Guarantee in a manner that adversely affects the rights of the Holders;

(6) reduce the principal amount of Notes whose Holders must consent to an amendment or waiver to the Indenture or the Notes;

(7) waive a Default in the payment of principal of or premium or interest on any Notes (except a rescission of acceleration of the Notes by the Holders thereof as provided in the Indenture and a waiver of the payment default that resulted from such acceleration);

(8) impair the rights of Holders to receive payments of principal of or interest on the Notes on or after the due date therefore or to institute suit for the enforcement of any payment on the Notes;

(9) release any Guarantor from any of its obligations under its Note Guarantee or the Indenture, except as permitted by the Indenture; or

(10) make any change in these amendment and waiver provisions.
      Notwithstanding the foregoing, the Issuer, the Co-Issuer, the Guarantors and the Trustee may amend the Indenture, the Note Guarantees or the Notes without the consent of any Holder, to cure any ambiguity, omission, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Issuer’s, the Co-Issuer’s or a Guarantor’s obligations to the Holders in the case of a merger or consolidation or sale of all or substantially all of the assets in accordance with “— Certain Covenants — Limitations on Mergers, Consolidations, Etc.,” to add Guarantees with respect to the Notes or release any Guarantor from any of its obligations under its Note Guarantee and the Indenture (to the extent permitted by the Indenture), to secure the Notes, to add to the covenants of the Issuer or the Co-Issuer for the benefit of the Holders or surrender any right or power conferred upon the Issuer or the Co-Issuer, to provide for the issuance of exchange notes under a Registration Rights Agreement and the Note Guarantees in respect thereof, to make any change that does not materially adversely affect the rights of any Holder or, in the case of the Indenture, to maintain the qualification of the Indenture under the Trust Indenture Act.

No Personal Liability of Directors, Managers, Officers, Employees, Incorporators, Members and Stockholders
      No director, manager, officer, employee, incorporator, member or stockholder of the Issuer, the Co-Issuer, or any Guarantor will have any liability for any obligations of the Issuer or the Co-Issuer under the Notes or the Indenture or of any Guarantor under its Note Guarantee or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes and the Note Guarantees.
Concerning the Trustee
      The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Issuer, to obtain payment of claims in certain cases, or to realize on certain assets received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest (as defined in the Indenture), it must eliminate such conflict within 90 days, apply to the SEC for permission to continue (if the Indenture has been qualified under the Trust Indenture Act) or resign.
      The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that, in case an Event of Default occurs and is not cured, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in similar circumstances in the conduct of his or her own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to the Trustee.
Governing Law
      The Indenture, the Notes and the Note Guarantees will be governed by, and construed in accordance with, the laws of the State of New York.
Certain Definitions
      Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms.
      “Acquired Indebtedness” means (1) with respect to any Person that becomes a Restricted Subsidiary after the Issue Date, Indebtedness of such Person and its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary, whether or not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary and (2) with respect to the Issuer or any Restricted Subsidiary, any Indebtedness of a Person (other than the Issuer or a Restricted Subsidiary) existing at the time such Person is merged with or into the Issuer or a Restricted Subsidiary, or Indebtedness expressly assumed by the Issuer or any Restricted Subsidiary in connection with the acquisition of an asset or assets from another Person, whether or not incurred by such other Person in connection with, or in contemplation of, such merger or acquisition.
      “Additional Interest” means additional interest owing under any Registration Rights Agreement.
      “Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” shall have correlative meanings.

Notwithstanding the foregoing, the term “Affiliate” shall not include, with respect to the Issuer or any Restricted Subsidiary, any Restricted Subsidiary.
      “amend” means to amend, supplement, restate or amend and restate or otherwise modify, including successively; and “amendment” shall have a correlative meaning.
      “asset” means any asset or property.
      “Asset Acquisition” means:

(1) an Investment by the Issuer or any Restricted Subsidiary in any other Person if, as a result of such Investment, such Person shall become a Restricted Subsidiary, or shall be merged with or into the Issuer or any Restricted Subsidiary; or

(2) the acquisition by the Issuer or any Restricted Subsidiary of all or substantially all of the assets of any other Person or any division or line of business of any other Person.
      “Asset Sale” means any sale, issuance, conveyance, transfer, lease, assignment or other disposition by the Issuer or any Restricted Subsidiary to any Person (including by means of a Sale and Leaseback Transaction or a merger or consolidation) (collectively, for purposes of this definition, a “transfer”), in one transaction or a series of related transactions, of any assets (including Equity Interests) of the Issuer or any Restricted Subsidiaries other than in the ordinary course of business. For purposes of this definition, the term “Asset Sale” shall not include:

(1) transfers of cash or Cash Equivalents;

(2) transfers of assets (including Equity Interests) that are governed by, and made in accordance with, the covenant described under “— Certain Covenants — Limitations on Mergers, Consolidations, Etc.”;

(3) Permitted Investments and Restricted Payments permitted under the covenant described under “— Certain Covenants — Limitations on Restricted Payments”;

(4) the creation of or realization on any Permitted Lien;

(5) transactions in the ordinary course of business, including, without limitation, sales (directly or indirectly) leases and sales and leasebacks of (A) homes, improved land and unimproved land, (B) real estate (including related amenities and improvements and (C) dispositions of mortgage loans and related assets in the ordinary course of a mortgage lending business);

(6) a disposition by a Restricted Subsidiary to the Issuer or by the Issuer or a Restricted Subsidiary to a Guarantor or by a non-Guarantor Restricted Subsidiary to a Restricted Subsidiary;

(7) a disposition of obsolete or worn out equipment or equipment that is no longer useful in the conduct of the business of the Issuer and its Restricted Subsidiaries and that is disposed of in each case in the ordinary course of business;

(8) dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

(9) sales of assets received by the Issuer upon the foreclosure on a Lien against a third party;

(10) any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(11) dispositions of mortgage loans and related assets in the ordinary course of the Issuer’s and/or its Restricted Subsidiaries’ mortgage originating business; and

(12) any transfer or series of related transfers that, but for this clause, would be Asset Sales, if after giving effect to such transfers, the aggregate Fair Market Value of the assets transferred in such transaction or any such series of related transactions does not exceed $2.5 million.

      “Assumed Tax Rate” means, with respect to each Owner, the highest effective marginal combined federal, state, provincial and local income tax rate prescribed for such Owner in its jurisdiction of residence, taking into account the deductibility of state and local taxes.
      “Attributable Indebtedness”, when used with respect to any Sale and Leaseback Transaction, means, as at the time of determination, the present value (discounted at a rate equivalent to the Issuer’s then- current weighted average cost of funds for borrowed money as at the time of determination, compounded on a semi-annual basis) of the total obligations of the lessee for rental payments during the remaining term of any lease included in any such Sale and Leaseback Transaction.
      “Bankruptcy Law” means Title 11 of the United States Code, as amended, or any similar federal or state law for the relief of debtors.
      “Board of Directors” means, with respect to any Person, (i) in the case of any corporation, the board of directors (or a duly authorized committee thereof) of such Person, (ii) in the case of any limited liability company, the board of managers (or a duly authorized committee thereof) or board of directors (or a duly authorized committee thereof) of such Person, as the case may be, (iii) in the case of any partnership, the board of directors (or a duly authorized committee thereof) of the general partner of such Person and (iv) in any other case, the functional equivalent of the foregoing or, in each case, other than for purposes of the definition of “Change of Control,” any duly authorized committee of such body.
      “Borrowing Base” means, at any time of determination, the sum of the following without duplication:

(1) 100% of all cash and Cash Equivalents held by the Issuer or any Restricted Subsidiary, including cash and Cash Equivalents held for the account of the Issuer or any of its Restricted Subsidiaries by a title insurance company;

(2) 75% of the book value of Developed Land for which no material vertical construction has occurred;

(3) 85% of the cost of the land and construction costs including capitalized interest (as reasonably allocated by the Issuer) for all Units for which there is an executed purchase contract with a buyer not Affiliated with the Issuer, less any deposits, down payments or earnest money;

(4) 80% of the cost of the land and construction costs including capitalized interest (as reasonably allocated by the Issuer) for all Units for which construction has begun and for which there is not an executed purchase agreement with a buyer not Affiliated with the Issuer; and

(5) 60% of the costs of Entitled Land (other than Developed Land) and 60% of the costs of Raw Land, in each case, on which material improvements have not commenced, less mortgage Indebtedness (other than under the Credit Facility) applicable to such land.
      “Business Day” means a day other than a Saturday, Sunday or other day on which banking institutions in New York are authorized or required by law to close.
      “Capitalized Lease” means a lease required to be capitalized for financial reporting purposes in accordance with GAAP.
      “Capitalized Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under a Capitalized Lease, and the amount of such obligation shall be the capitalized amount thereof determined in accordance with GAAP.
      “Cash Equivalents” means:

(1) marketable obligations with a maturity of 360 days or less issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof);

(2) demand and time deposits and certificates of deposit or acceptances with a maturity of 180 days or less of any financial institution that is a member of the Federal Reserve System having combined capital and surplus and undivided profits of not less than $250 million and is assigned at least a “B” rating by Thomson Financial BankWatch;

(3) commercial paper maturing no more than 180 days from the date of creation thereof issued by a corporation that is not the Issuer or an Affiliate of the Issuer, and is organized under the laws of any State of the United States of America or the District of Columbia and rated at least A-1 by S&P or at least P-1 by Moody’s;

(4) repurchase obligations with a term of not more than ten days for underlying securities of the types described in clause (1) above entered into with any commercial bank meeting the specifications of clause (2) above; and

(5) investments in money market or other mutual funds substantially all of whose assets comprise securities of the types described in clauses (1) through (4) above.
      “Change of Control” means the occurrence of any of the following events:

(1) prior to a Public Equity Offering after the Issue Date, the Permitted Holders cease to directly or indirectly own, or to have the direct or indirect power to vote or direct the voting of, Voting Stock representing more than 50% of the voting power of the total outstanding Voting Stock of the Issuer;

(2) following a Public Equity Offering after the Issue Date, any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause that person or group shall be deemed to have “beneficial ownership” of all securities that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of Voting Stock representing more than 35% of the voting power of the total outstanding Voting Stock of the Issuer; provided, however, that such event shall not be deemed to be a Change of Control so long as the Permitted Holders own Voting Stock representing in the aggregate a greater percentage of the total voting power of the Voting Stock of the Issuer than such other person or group;

(3) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election to such Board of Directors or whose nomination for election by the members of the Issuer was approved by a vote of the majority of the directors of the Issuer then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Issuer;

(4) (a) all or substantially all of the assets of the Issuer and the Restricted Subsidiaries taken as a whole are sold or otherwise transferred to any Person other than a Wholly Owned Restricted Subsidiary or one or more Permitted Holders or (b) the Issuer consolidates or merges with or into another Person or any Person consolidates or merges with or into the Issuer, in either case under this clause (4), in one transaction or a series of related transactions in which immediately after the consummation thereof Persons beneficially owing (as defined in Rule 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, Voting Stock representing in the aggregate 100% of the total voting power of the Voting Stock of the Issuer immediately prior to such consummation do not beneficially own (as defined in Rule 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, Voting Stock representing a majority of the total voting power of the Voting Stock of the Issuer or the surviving or transferee Person; or

(5) the Issuer shall adopt a plan of liquidation or dissolution or any such plan shall be approved by the stockholders of the Issuer.

      “Consolidated Amortization Expense” for any period means the amortization expense of the Issuer and the Restricted Subsidiaries for such period, determined on a consolidated or combined basis in accordance with GAAP.
      “Consolidated Cash Flow Available for Fixed Charges” for any period means the sum, without duplication, of the amounts for such period of:

(1) Consolidated Net Income; plus

(2) in each case only to the extent (and in the same proportion) deducted in determining Consolidated Net Income and with respect to the portion of Consolidated Net Income attributable to any Restricted Subsidiary only if a corresponding amount would be permitted at the date of determination to be distributed to the Issuer by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders,

(a) Consolidated Income Tax Expense,

(b) Consolidated Amortization Expense (but only to the extent not included in Consolidated Interest Expense),

(c) Consolidated Depreciation Expense,

(d) Consolidated Interest Expense and interest and other charges amortized to cost of sales,

(e) all other non-cash items reducing the Consolidated Net Income (excluding any non-cash charge that results in an accrual of a reserve for cash charges in any future period) for such period, and

(f) any cash charges associated with the Reorganization reducing Consolidated Net Income for any period prior to the end of the fiscal quarter which includes the Issue Date,

in each case determined on a consolidated basis in accordance with GAAP; minus

(3) the aggregate amount of all non-cash items, determined on a consolidated or combined basis, to the extent such items increased Consolidated Net Income for such period.
      “Consolidated Depreciation Expense” for any period means the depreciation expense of the Issuer and the Restricted Subsidiaries for such period, determined on a consolidated or combined basis in accordance with GAAP.
      “Consolidated Fixed Charge Coverage Ratio” means the ratio of Consolidated Cash Flow Available for Fixed Charges during the most recent four consecutive full fiscal quarters for which financial statements are available (the “Four-Quarter Period”) ending on or prior to the date of the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (the “Transaction Date”) to Consolidated Interest Incurred for the Four-Quarter Period. For purposes of this definition, Consolidated Cash Flow Available for Fixed Charges and Consolidated Interest Incurred shall be calculated after giving effect on a pro forma basis for the period of such calculation to:

(1) the incurrence of any Indebtedness or the issuance of any Preferred Stock of the Issuer or any Restricted Subsidiary (and the application of the proceeds thereof) and any repayment of other Indebtedness or redemption of other Preferred Stock (and the application of the proceeds therefrom) (other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to any revolving credit arrangement) occurring during the Four-Quarter Period or at any time subsequent to the last day of the Four-Quarter Period and on or prior to the Transaction Date, as if such incurrence, repayment, issuance or redemption, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four-Quarter Period; and

(2) any asset sale or disposition or Asset Acquisition (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of the Issuer or any Restricted Subsidiary (including any Person who becomes a Restricted Subsidiary as a result of such Asset Acquisition) incurring Acquired Indebtedness and also including any Consolidated Cash Flow Available for Fixed Charges (including any pro forma expense and cost reductions calculated on a basis consistent with GAAP and Regulation S-X under the Exchange Act) associated with any such Asset Acquisition) occurring during the Four-Quarter Period or at any time subsequent to the last day of the Four-Quarter Period and on or prior to the Transaction Date, as if such asset sale or disposition or Asset Acquisition (including the incurrence of, or assumption or liability for, any such Indebtedness or Acquired Indebtedness) occurred on the first day of the Four-Quarter Period.
      If the Issuer or any Restricted Subsidiary directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if the Issuer or such Restricted Subsidiary had directly incurred or otherwise assumed such guaranteed Indebtedness.
      In calculating Consolidated Interest Incurred for purposes of determining the denominator (but not the numerator) of this Consolidated Fixed Charge Coverage Ratio:

(1) interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date;

(2) if interest on any Indebtedness actually incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Four-Quarter Period; and

(3) notwithstanding clause (1) or (2) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements with a term of at least one year after the Transaction Date relating to Hedging Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of these agreements.
      “Consolidated Income Tax Expense” for any period means the provision for taxes of the Issuer and the Restricted Subsidiaries, determined on a consolidated or combined basis in accordance with GAAP.
      “Consolidated Indebtedness” means, as of any date, the total Indebtedness of the Issuer and the Restricted Subsidiaries as of such date, determined on a consolidated or combined basis in accordance with GAAP.
      “Consolidated Interest Expense” for any period means the sum, without duplication, of the total interest expense (other than interest and other charges amortized to cost of sales) of the Issuer and the Restricted Subsidiaries for such period, determined on a consolidated or combined basis in accordance with GAAP and including without duplication:

(1) imputed interest on Capitalized Lease Obligations and Attributable Indebtedness;

(2) commissions, discounts and other fees and charges owed with respect to letters of credit securing financial obligations, bankers’ acceptance financing and receivables financings;

(3) the net costs associated with Hedging Obligations; provided, however, that if Hedging Obligations of the type described in clause (4) of Permitted Indebtedness result in net benefits rather than costs, such benefits shall be credited to reduce Consolidated Interest Expense unless, pursuant to GAAP, such net benefits are otherwise reflected in Consolidated Net Income;

(4) amortization of debt issuance costs, debt discount or premium and other financing fees and expenses;

(5) the interest portion of any deferred payment obligations;

(6) all other non-cash interest expense;

(7) the product of (a) all dividend payments on any series of Disqualified Equity Interests of the Issuer or any Preferred Stock of any Restricted Subsidiary (other than any such Disqualified Equity Interests or any Preferred Stock held by the Issuer or a Wholly Owned Restricted Subsidiary), multiplied by (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of the Issuer and the Restricted Subsidiaries, expressed as a decimal;

(8) all interest payable with respect to discontinued operations; and

(9) all interest on any Indebtedness described in clause (7) or (8) of the definition of Indebtedness.
      “Consolidated Interest Incurred” for any period means the sum, without duplication, of (1) Consolidated Interest Expense and (2) interest capitalized for such period (including interest capitalized with respect to discontinued operations but not including interest or other charges amortized to cost of sales).
      “Consolidated Net Income” for any period means the net income (or loss) of the Issuer and the Restricted Subsidiaries for such period determined on a consolidated or combined basis in accordance with GAAP; provided, however, that there shall be excluded from such net income (to the extent otherwise included therein), without duplication:

(1) the net income (or loss) of any Person (other than a Restricted Subsidiary) in which any Person other than the Issuer and the Restricted Subsidiaries has an ownership interest, except to the extent that cash in an amount equal to any such income has actually been received by the Issuer or any of its Restricted Subsidiaries during such period or such loss has been funded with cash or assets of the Issuer or any Restricted Subsidiary;

(2) except to the extent includible in the consolidated or combined net income of the Issuer pursuant to the foregoing clause (1), the net income (or loss) of any Person that accrued prior to the date that (a) such Person becomes a Restricted Subsidiary or is merged into or consolidated with the Issuer or any Restricted Subsidiary or (b) the assets of such Person are acquired by the Issuer or any Restricted Subsidiary;

(3) the net income of any Restricted Subsidiary of such Person during such period to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary of that income is not permitted by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary during such period, except that the Issuer’s equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining Consolidated Net Income;

(4) for the purposes of calculating the Restricted Payments Basket only, in the case of a successor to the Issuer by consolidation, merger or transfer of its assets, any income (or loss) of the successor prior to such merger, consolidation or transfer of assets;

(5) other than for purposes of calculating the Restricted Payments Basket, any gain (or loss), together with any related provisions for taxes on any such gain (or the tax effect of any such loss), realized during such period by the Issuer or any Restricted Subsidiary upon (a) the acquisition of any securities, or the extinguishment of any Indebtedness, of the Issuer or any Restricted Subsidiary or (b) any asset sale or asset disposition by the Issuer or any Restricted Subsidiary (other than in the ordinary course of business);

(6) unrealized gains and losses with respect to Hedging Obligations;

(7) the cumulative effect of any change in accounting principle;

(8) the amount of any Permitted Tax Dividends paid by the Issuer in reliance on clause (4) of the second paragraph of the covenant entitled “Certain Covenants — Limitations on Restricted Payments”; and

(9) other than for purposes of calculating the Restricted Payments Basket, any extraordinary gain (or extraordinary loss), together with any related provision for taxes on any such extraordinary gain (or the tax effect of any such extraordinary loss), realized by the Issuer or any Restricted Subsidiary during such period.
      In addition, any return of capital with respect to an Investment that increased the Restricted Payments Basket pursuant to clause (3)(d) of the first paragraph of the covenant described under “— Certain Covenants — Limitations on Restricted Payments” or decreased the amount of Investments outstanding pursuant to clause (14) of the definition of “Permitted Investments” shall be excluded from Consolidated Net Income for purposes of calculating the Restricted Payments Basket. Any payment of any Permitted Tax Dividends by the Issuer pursuant to clause (4) of the second paragraph of the covenant described under “Certain Covenants — Limitations on Restricted Payments” shall only be deducted for purposes of calculating Consolidated Net Income for purposes of calculating the Restricted Payments Basket.
      “Consolidated Net Worth” means, with respect to any Person as of any date, the consolidated or combined stockholders’ equity of such Person, determined on a consolidated or combined basis at the end of the fiscal quarter immediately preceding such date, as determined in accordance with GAAP, less (without duplication) (1) any amounts thereof attributable to Disqualified Equity Interests of such Person or its Subsidiaries or any amount attributable to Unrestricted Subsidiaries and (2) all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern business made within twelve months after the acquisition of such business) subsequent to the Issue Date in the book value of any asset owned by such Person or a Subsidiary of such Person except to the extent the write-up is a reversal of a write-down or a previously recorded reserve.
      “Consolidated Tangible Net Worth” means, with respect to any Person as of any date, the Consolidated Net Worth of such Person determined on a consolidated or combined basis at the end of the fiscal quarter immediately preceding such date less (without duplication) all Intangible Assets of such Person as of such date.
      “Credit Facilities” means (a) the First Modified and Restated Loan Agreement dated as of November 15, 2004 (as may be amended from time to time, including by the First Modification Agreement thereto dated as of July 11, 2005) by and among Neighborhoods Capital, LLC and certain of its subsidiaries named therein, as borrowers and/or guarantors, the lenders party thereto and Wachovia Bank, National Association, as a lender and as agent for the lenders, including any notes, guarantees, collateral and security documents, instruments and agreements executed in connection therewith (including Hedging Obligations related to the Indebtedness incurred thereunder), and/or (b) the Mortgage Warehouse Facility, and in each case as amended, amended and restated, supplemented, refinanced or otherwise modified from time to time, including any agreement or instrument extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of borrowings or other Indebtedness outstanding or available to be borrowed thereunder and/or refinancing such bank facility with secured or unsecured debt securities and/or other forms of Indebtedness and/or adding, substituting or deleting parties thereto (including borrowers, obligors, guarantors, lenders, creditors and/or agents)) all or any portion of the Indebtedness under such agreements, and any successor or replacement agreement or agreements (including one or more indentures) with the same or any other agents, creditor, lender or group of creditors or lenders.
      “Custodian” means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.
      “Default” means (1) any Event of Default or (2) any event, act or condition that, after notice or the passage of time or both, would be an Event of Default.

      “Designated Senior Debt” means (1) Senior Debt and Guarantor Senior Debt under or in respect of the Credit Facilities and (2) any other Indebtedness constituting Senior Debt or Guarantor Senior Debt which, at the time of determination, has an aggregate principal amount of at least $25.0 million and is specifically designated in the instrument evidencing such Senior Debt as “Designated Senior Debt.”
      “Developed Land” means all Entitled Land of the Issuer and its Restricted Subsidiaries which is undergoing active development or is ready for vertical construction.
      “Disqualified Equity Interests” of any Person means any class of Equity Interests of such Person that, by its terms, or by the terms of any related agreement or of any security into which it is convertible, puttable or exchangeable, is, or upon the happening of any event or the passage of time would be, required to be redeemed by such Person, whether or not at the option of the holder thereof, or matures or are mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, in whole or in part, on or prior to the date which is 91 days after the final maturity date of the Notes; provided, however, that any class of Equity Interests of such Person that, by its terms, authorizes such Person to satisfy in full its obligations with respect to the payment of dividends or upon maturity, redemption (pursuant to a sinking fund or otherwise) or repurchase thereof or otherwise by the delivery of Equity Interests that are not Disqualified Equity Interests, and that is not convertible, puttable or exchangeable for Disqualified Equity Interests or Indebtedness, will not be deemed to be Disqualified Equity Interests so long as such Person satisfies its obligations with respect thereto solely by the delivery of Equity Interests that are not Disqualified Equity Interests; provided further, however, that any Equity Interests that would not constitute Disqualified Equity Interests but for provisions thereof giving holders thereof (or the holders of any security into or for which such Equity Interests are convertible, exchangeable or exercisable) the right to require the Issuer to redeem such Equity Interests upon the occurrence of a change in control or an asset sale or the failure to maintain a minimum consolidated or combined net worth test, in each case occurring prior to the final maturity date of the Notes, shall not constitute Disqualified Equity Interests if the change in control, asset sale or minimum consolidated or combined net worth provisions applicable to such Equity Interests are no more favorable to such holders than the provisions described under the caption “— Change of Control,” “— Certain Covenants — Limitations on Asset Sales” and “— Certain Covenants — Maintenance of Consolidated Tangible Net Worth,” and such Equity Interests specifically provide that the Issuer will not redeem any such Equity Interests pursuant to such provisions prior to the Issuer’s purchase of the Notes as required pursuant to the provisions described under the captions “— Change of Control,” “— Limitations of Asset Sales” and “— Maintenance of Consolidated Tangible Net Worth.”
      “Entitled Land” means all land of the Issuer and the Restricted Subsidiaries (a) on which Units may be constructed or which may be utilized for commercial, retail or industrial uses, in each case, under applicable laws and regulations and (b) the intended use by the Issuer for which is permissible under the applicable regional plan, development agreement or applicable zoning ordinance.
      “Equity Interests” of any Person means (1) any and all shares or other equity interests (including common stock, preferred stock, limited liability company interests and partnership interests) in such Person and (2) all rights to purchase, warrants or options (whether or not currently exercisable), participations or other equivalents of or interests in (however designated) such shares or other interests in such Person.
      “Equity Offering” means a Public Equity Offering or a Private Equity Offering by the Issuer or Holdings of Qualified Equity Interests generating gross proceeds of not less than $25.0 million (exclusive of any proceeds amounts offered on behalf of selling shareholders), other than public offerings registered on Form S-4 or S-8 (or an equivalent replacement form).
      “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.
      “Excluded Contributions” means the net cash proceeds received by the Issuer after the Issue Date from (a) contributions to its equity capital other than contributions from the issuance of Disqualified Equity Interests or (b) the sale (other than to a Restricted Subsidiary or to any Issuer or Restricted Subsidiary management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Equity Interests (other than Disqualified Equity Interests) of the Issuer, in each case designated as Excluded Contributions pursuant to an Officers’ Certificate executed by the principal executive officer and the principal financial officer of the Issuer and delivered to the Trustee on or prior to the date financial statements with respect to such period are required to be delivered to the Trustee, as the case may be, the cash proceeds of which are excluded from the calculation set forth in clause (3) of the first paragraph of the “Limitations on Restricted Payments” covenant.
      “Fair Market Value” means, with respect to any asset, the price (after taking into account any liabilities relating to such assets) that would be negotiated in an arm’s-length transaction for cash between a willing seller and a willing and able buyer, neither of which is under any compulsion to complete the transaction, as such price is determined in good faith by the Board of Directors of the Issuer or a duly authorized committee thereof, as evidenced by a resolution of such Board or committee.
      “GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, as in effect on the Issue Date.
      “guarantee” means a direct or indirect guarantee by any Person of any Indebtedness of any other Person and includes any obligation, direct or indirect, contingent or otherwise, of such Person: (1) to purchase or pay (or advance or supply funds for the purchase or payment of) Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services (unless such purchase arrangements are on arm’s-length terms and are entered into in the ordinary course of business), to take-or-pay, or to maintain financial statement conditions or otherwise); or (2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part). The term “guarantee” will not include endorsements for collection or deposit. “guarantee,” when used as a verb, and “guaranteed” have correlative meanings.
      “Guarantor” means each Restricted Subsidiary of the Issuer that is required to become a Guarantor by the terms of the Indenture on or after the Issue Date, in each case, until such Person is released from its Note Guarantee.
      “Guarantor Senior Debt” means, with respect to any Guarantor, the principal of, premium, if any, and interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on any Indebtedness of such Guarantor, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Notes.
      Without limiting the generality of the foregoing, “Guarantor Senior Debt” shall also include the principal of, premium, if any, interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on, and all other amounts owing in respect of:

(1) all monetary obligations of every nature of such Guarantor under, or with respect to, the Credit Facilities, including, without limitation, obligations to pay principal and interest, reimbursement obligations under letters of credit, fees, expenses and indemnities (and guarantees thereof); and

(2) all Hedging Obligations in respect of the Credit Facilities;

in each case whether outstanding on the Issue Date or thereafter incurred.

      Notwithstanding the foregoing, “Guarantor Senior Debt” shall not include:

(1) any Indebtedness of such Guarantor to the Issuer or any of its Subsidiaries;

(2) Indebtedness to, or guaranteed on behalf of, any director, officer or employee of the Issuer or any of its other Subsidiaries (including, without limitation, amounts owed for compensation);

(3) obligations to trade creditors and other amounts incurred (but not under the Credit Facilities) in connection with obtaining goods, materials or services;

(4) Indebtedness represented by Disqualified Equity Interests;

(5) any liability for taxes owed or owing by such Guarantor;

(6) that portion of any Indebtedness incurred in violation of the covenant described under “— Certain Covenants — Limitations on Additional Indebtedness” covenant (but, as to any such obligation, no such violation shall be deemed to exist for purposes of this clause (6) if the holder(s) of such obligation or their representative shall have received an Officers’ Certificate of such Guarantor to the effect that the incurrence of such Indebtedness does not (or, in the case of revolving credit indebtedness, that the incurrence of the entire committed amount thereof at the date on which the initial borrowing thereunder is made would not) violate such provisions of the Indenture);

(7) Indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to such Guarantor;

(8) any Indebtedness which is, by its express terms, subordinated in right of payment to any other Indebtedness of such Guarantor; and

(9) any Equity Interests.
      “Hedging Obligations” of any Person means the obligations of such Person pursuant to (1) any interest rate swap agreement, interest rate collar agreement or other similar agreement or arrangement designed to protect such Person against fluctuations in interest rates, (2) agreements or arrangements designed to protect such Person against fluctuations in foreign currency exchange rates in the conduct of its operations or (3) any forward contract, commodity swap agreement, commodity option agreement, commodity future agreement or other similar agreement or other similar arrangement.
      “Holder” means any registered holder, from time to time, of the Notes.
      “Holdings” means Neighborhood Holdings, LLC, a Virginia limited liability company, or any other direct or indirect parent of the Issuer that owns directly or indirectly 100% of the Equity Interests of the Issuer.
      “incur” means, with respect to any Indebtedness or Obligation, incur, create, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to such Indebtedness or Obligation; provided, however, that (1) the Indebtedness of a Person existing at the time such Person became a Restricted Subsidiary or at the time such Person merged with or into the Issuer or a Restricted Subsidiary shall be deemed to have been incurred at such time and (2) neither the accrual of interest nor the accretion of original issue discount shall be deemed to be an incurrence of Indebtedness.
      “Indebtedness” of any Person at any date means, without duplication:

(1) all liabilities, contingent or otherwise, of such Person for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof);

(2) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) all obligations of such Person in respect of letters of credit, letters of guarantee, bankers’ acceptances or other similar instruments (or reimbursement obligations with respect thereto);

(4) all obligations of such Person to pay the deferred and unpaid purchase price of property or services which purchase price is due more than nine months after the date of placing such property in service or taking delivery and title thereto, except trade payables and accrued expenses incurred by such Person in the ordinary course of business in connection with obtaining goods, materials or services;

(5) the maximum fixed redemption or repurchase price of all Disqualified Equity Interests of such Person;

(6) all Capitalized Lease Obligations of such Person;

(7) all Indebtedness of others secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person;

(8) all Indebtedness of others guaranteed by such Person to the extent of such guarantee; provided, however, that Indebtedness of the Issuer or its Subsidiaries that is guaranteed by the Issuer or the Issuer’s Subsidiaries shall be counted only once in the calculation of the amount of Indebtedness of the Issuer and its Subsidiaries on a consolidated or combined basis;

(9) all Attributable Indebtedness;

(10) to the extent not otherwise included in this definition, Hedging Obligations of such Person; and

(11) the liquidation value of Preferred Stock of a Subsidiary of such Person issued and outstanding and held by any Person other than such Person (or one of its Wholly Owned Restricted Subsidiaries).
      Notwithstanding the foregoing, the following shall not be considered Indebtedness: (a) earn-outs or similar profit sharing arrangements provided for in acquisition agreements which are determined on the basis of future operating earnings or other similar performance criteria (which are not determinable at the time of acquisition) of the acquired assets or entities; and (b) accrued expenses, trade payables, customer deposits or deferred income taxes arising in the ordinary course of business. Any Indebtedness which is incurred at a discount to the principal amount at maturity thereof shall be equal to the amount of liability in respect thereof as determined in accordance with GAAP. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above, the maximum liability of such Person for any such contingent obligations at such date and, in the case of clause (7), the lesser of (a) the Fair Market Value of any asset subject to a Lien securing the Indebtedness of others on the date that the Lien attaches and (b) the amount of the Indebtedness secured. For purposes of clause (5), the “maximum fixed redemption or repurchase price” of any Disqualified Equity Interests that do not have a fixed redemption or repurchase price shall be calculated in accordance with the terms of such Disqualified Equity Interests as if such Disqualified Equity Interests were redeemed or repurchased, as the case may be, on any date on which an amount of Indebtedness outstanding shall be required to be determined pursuant to the Indenture.
      The Indenture will not restrict any Unrestricted Subsidiary from incurring Indebtedness nor will Indebtedness of any Unrestricted Subsidiaries be included in the Consolidated Fixed Charge Coverage Ratio or the ratio of Consolidated Indebtedness to Consolidated Tangible Net Worth hereunder, as long as the Unrestricted Subsidiary incurring such Indebtedness remains an Unrestricted Subsidiary.
      “Independent Director” means, with respect to any board of directors of a company, a member who is not an officer or employee of such company and is otherwise “independent” as defined by the New York Stock Exchange’s listing requirements and, in connection with any transaction, a member of such board of directors who is disinterested with respect to such transaction.
      “Independent Financial Advisor” means an accounting, appraisal or investment banking firm of nationally recognized standing that is, in the reasonable judgment of the Issuer’s Board of Directors,

qualified to perform the task for which it has been engaged and disinterested and independent with respect to the Issuer and its Affiliates.
      “Intangible Assets” means, with respect to any Person, all unamortized debt discount and expense, unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, write-ups of assets over their carrying value (other than write-ups which occurred prior to the Issue Date and other than, in connection with the acquisition of an asset, the write-up of the value of such asset to its Fair Market Value in accordance with GAAP on the date of acquisition) and all other items which would be treated as intangibles on the consolidated or combined balance sheet of such Person prepared in accordance with GAAP.
      “interest” means, with respect to the Notes, interest and Additional Interest, if any, on the Notes.
      “Investments” of any Person means:

(1) all direct or indirect investments by such Person in any other Person in the form of loans, advances or capital contributions or other credit extensions constituting Indebtedness of such other Person, and any guarantee of Indebtedness of any other Person;

(2) all purchases (or other acquisitions for consideration) by such Person of Indebtedness, Equity Interests or other securities of any other Person;

(3) all other items that would be classified as investments on a balance sheet of such Person prepared in accordance with GAAP; and

(4) the Designation of any Subsidiary as an Unrestricted Subsidiary.
      Except as otherwise expressly specified in this definition, the amount of any Investment (other than an Investment made in cash) shall be the Fair Market Value thereof on the date such Investment is made. The amount of Investment pursuant to clause (4) shall be the Designation Amount determined in accordance with the covenant described under “— Certain Covenants — Limitations on Designation of Unrestricted Subsidiaries.” If the Issuer or any Subsidiary sells or otherwise disposes of any Equity Interests of any Subsidiary, or any Subsidiary issues any Equity Interests, in either case such that, after giving effect to any such sale, disposition or other issuance, such Person is no longer a Subsidiary, the Issuer shall be deemed to have made an Investment on the date of any such sale, other disposition or other issuance equal to the Fair Market Value of the Equity Interests of and all other Investments in such Subsidiary not sold, disposed of or issued, which amount shall be determined by the Board of Directors of the Issuer. Notwithstanding the foregoing, redemptions of Equity Interests of the Issuer shall be deemed not to be Investments.
      “Issue Date” means August 10, 2005.
      “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall any operating lease be deemed a Lien).
      “Liquidation” with respect to any Person means the effectuation of (whether or not substantially contemporaneously, in phases or otherwise): (1) a sale, lease, conveyance or other disposition of all or substantially all of the assets of such Person otherwise than as an entirety or substantially as an entirety; and (2) a distribution of all or substantially all of the proceeds of such sale, lease, conveyance or other disposition of all or substantially all of the remaining assets of such Person to creditors and holders of Equity Interests of such Person. “Liquidate” shall have a correlative meaning.
      “Moody’s” means Moody’s Investors Service, Inc., and its successors.

      “Mortgage Warehouse Facility” means the Mortgage Warehousing Loan and Security Agreement dated as of July 6, 2004, as amended by the First Amendment thereto dated as of July 6, 2004, among First Heritage Mortgage, LLC, George Mason Mortgage, LLC and Cardinal Bank, N.A., including any notes, guarantees, collateral and security documents, instruments and agreements executed in connection therewith.
      “Net Available Proceeds” means, with respect to any Asset Sale, the proceeds thereof in the form of cash or Cash Equivalents, net of:

(1) reasonable brokerage commissions and other fees and expenses (including fees and expenses of legal counsel, accountants and investment banks) of such Asset Sale;

(2) provisions for taxes payable as a result of such Asset Sale (after taking into account any available tax credits or deductions and any tax sharing arrangements);

(3) amounts required to be paid to any Person (other than the Issuer or any Restricted Subsidiary and other than under the Credit Facilities) owning a beneficial interest in the assets subject to the Asset Sale or having a Lien thereon;

(4) other reasonable direct costs relating to such Asset Sale;

(5) payments of unassumed liabilities (not constituting Indebtedness) relating to the assets sold at the time of, or within 30 days after the date of, such Asset Sale; and

(6) appropriate amounts to be provided by the Issuer or any Restricted Subsidiary, as the case may be, as a reserve required in accordance with GAAP against any adjustment in the sale price of such asset or assets or any liabilities associated with such Asset Sale and retained by the Issuer or any Restricted Subsidiary, as the case may be, after such Asset Sale, including pensions and other postemployment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as reflected in an Officers’ Certificate delivered to the Trustee; provided, however, that any amounts remaining after adjustments, revaluations or liquidations of such reserves shall constitute Net Available Proceeds.
      “Net Cash Proceeds,” with respect to any issuance or sale of Qualified Equity Interests, means the cash proceeds of such issuance or sale net of reasonable attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result of such issuance or sale (after taking into account any available tax credit or deductions and any tax sharing arrangements).
      “Non-Recourse Indebtedness” means Indebtedness incurred in connection with the purchase, development or construction of personal or real property and any infrastructure related thereto useful in the Permitted Business as to which the lender upon default (1) may seek recourse or payment against the Issuer or any Restricted Subsidiary only through the return or sale of the property and related infrastructure so purchased and (2) may not otherwise assert a valid claim for payment on such Indebtedness against the Issuer or any Restricted Subsidiary or any other property of the Issuer or any Restricted Subsidiary.
      “Obligation” means any principal, interest, penalties, fees, indemnification, reimbursements, costs, expenses, damages and other liabilities payable under the documentation governing any Indebtedness.
      “Officer” of any Person means any of the following of such Person: the Chairman of the Board of Directors, the Chief Executive Officer, the Chief Financial Officer, the President, any Vice President, the Treasurer or the Secretary.
      “Officers’ Certificate” of any Person means a certificate signed by two Officers of such Person.
      “Operating Agreement” means the Limited Liability Company Operating Agreement of Holdings dated as of April 8, 2002, by and among Martin K. Alloy and Steven B. Alloy as the Class B Members

and the Class A Members named therein, as amended by the First Amendment to Operating Agreement of Holdings dated December 26, 2002 and by the Second Amendment to Operating Agreement of Holdings dated February 15, 2005, by and among Holdings, Martin K. Alloy and Steven B. Alloy, in their capacity as managing members of Holdings, and each of the Class A Members and Class B Members party thereto, as amended, restated or modified from time to time.
      “Pari Passu Indebtedness” means any Indebtedness of the Issuer or any Guarantor that ranks pari passu in right of payment with the Notes or the Note Guarantees, as applicable.
      “Permitted Business” means the business engaged in by the Issuer and its Subsidiaries on the Issue Date as described in this prospectus and businesses that are reasonably related thereto or reasonable extensions thereof.
      “Permitted Holders” means, collectively, Martin K. Alloy, Steven B. Alloy, their respective Affiliates, the members of their immediate families, the respective estates, spouses, heirs, ancestors, lineal descendants and legal representatives of any of the foregoing and the trustee of any bona fide trust of which one or more of the foregoing are the sole beneficiaries or the grantors thereof, or any entity of which any of the foregoing, individually or collectively, beneficially own more than 50% of the voting and economic rights of the Equity Interests thereof.
      “Permitted Investment” means:

(1) Investments by the Issuer, the Co-Issuer or any Restricted Subsidiary in (a) any Restricted Subsidiary or (b) in any Person that is or will become immediately after such Investment a Restricted Subsidiary or that will merge or consolidate into the Issuer or a Restricted Subsidiary;

(2) Investments in the Issuer by any Restricted Subsidiary;

(3) to the extent permitted by law, loans and advances not in excess of $2.5 million at any one time outstanding to directors, employees and officers of the Issuer and the Restricted Subsidiaries for bona fide business purposes and to purchase from the Issuer Equity Interests of the Issuer and/or from Holdings Equity Interests of Holdings; provided that (a) the net proceeds of the issuance of the Equity Interests of Holdings are contributed to the Issuer as common equity and (b) such common equity contribution is not applied toward the Restricted Payments Basket;

(4) Hedging Obligations incurred pursuant to clause (4) of the definition of Permitted Indebtedness;

(5) cash and Cash Equivalents;

(6) any Investment in securities or other assets not constituting Cash Equivalents received, or made with proceeds received, in connection with an Asset Sale in accordance with the “— Limitations on Asset Sales” covenant or any other disposition of assets not constituting an Asset Sale;

(7) receivables owing to the Issuer or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Issuer or any such Restricted Subsidiary deems reasonable under the circumstances;

(8) Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers;

(9) Investments made by the Issuer or any Restricted Subsidiary as a result of consideration received in connection with an Asset Sale made in compliance with the covenant described under “— Certain Covenants — Limitations on Asset Sales”;

(10) lease, utility and other similar deposits in the ordinary course of business;

(11) Investments made by the Issuer or a Restricted Subsidiary for consideration consisting only of Qualified Equity Interests of the Issuer;

(12) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Issuer or any Restricted Subsidiary or in satisfaction of judgments;

(13) Investments in existence on the Issue Date; and

(14) other Investments in an aggregate amount not to exceed 5.0% of Total Tangible Assets at any one time outstanding under this clause (14) (with each Investment being valued as of the date made and without regard to subsequent changes in value).
      The amount of Investments outstanding at any time pursuant to clause (14) above shall be deemed to be reduced:

(a) upon the disposition or repayment of or return on any Investment made pursuant to clause (14) above, by an amount equal to the return of capital with respect to such Investment to the Issuer or any Restricted Subsidiary (to the extent not included in the computation of Consolidated Net Income), less the cost of the disposition of such Investment and net of taxes; and

(b) upon a Redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, by an amount equal to the Fair Market Value of the Issuer’s proportionate interest in such Subsidiary immediately following such Redesignation.
      “Permitted Junior Securities” means:

(1) Equity Interests in the Issuer, the Co-Issuer or any Guarantor; or

(2) debt securities issued pursuant to a confirmed plan of reorganization that are subordinated in right of payment to (a) all Senior Debt and Guarantor Senior Debt and (b) any debt securities issued in exchange for Senior Debt to substantially the same extent as, or to a greater extent than, the Notes and the Note Guarantees are subordinated to Senior Debt and Guarantor Senior Debt under the Indenture.
      “Permitted Liens” means the following types of Liens:

(1) (a) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business and (b) Liens for taxes, assessments or governmental charges or claims, in either case, not yet subject to penalties or being contested in good faith by appropriate proceedings, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

(2) Liens incurred or pledges or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, or to secure the performance of tenders, public or statutory obligations, surety, performance and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

(3) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(4) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other assets relating to such letters of credit and products and proceeds thereof;

(5) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements of the Issuer or any Restricted Subsidiary, including rights of offset and setoff;

(6) bankers’ Liens, rights of setoff and other similar Liens existing solely with respect to cash and Cash Equivalents on deposit in one or more accounts maintained by the Issuer or any Restricted Subsidiary, in each case granted in the ordinary course of business in favor of the bank or banks with which such accounts are maintained, securing amounts owing to such bank with respect to cash management and operating account arrangements, including those involving pooled accounts and netting arrangements; provided, however, that in no case shall any such Liens secure (either directly or indirectly) the repayment of any Indebtedness;

(7) leases or subleases (or any Liens related thereto) granted to others that do not materially interfere with the ordinary course of business of the Issuer or any Restricted Subsidiary;

(8) Liens arising from filing Uniform Commercial Code financing statements regarding leases;

(9) Liens securing all of the Notes and Liens securing any Note Guarantee;

(10) Liens existing on the Issue Date;

(11) Liens in favor of the Issuer or a Guarantor;

(12) Liens securing Senior Debt or Guarantor Senior Debt, including Indebtedness under the Credit Facilities;

(13) Liens securing Non-Recourse Indebtedness of the Issuer or any Restricted Subsidiary permitted to be incurred under the Indenture; provided, however, that such Liens apply only to the property financed out of the net proceeds of such Non-Recourse Indebtedness within 90 days after the incurrence of such Non-Recourse Indebtedness;

(14) Liens securing Purchase Money Indebtedness permitted to be incurred under the Indenture; provided, however, that such Liens apply only to the property acquired, constructed or improved with the proceeds of such Purchase Money Indebtedness within 90 days after the incurrence of such Purchase Money Indebtedness;

(15) Liens securing Acquired Indebtedness permitted to be incurred under the Indenture; provided, however, that the Liens do not extend to assets not subject to such Lien at the time of acquisition (other than improvements thereon) and are no more favorable to the lienholders than those securing such Acquired Indebtedness prior to the incurrence of such Acquired Indebtedness by the Issuer or a Restricted Subsidiary; and provided, further that such Liens where not incurred in connection with or in contemplation or anticipation of the acquisition of such Person by the Issuer or any of its Restricted Subsidiaries;

(16) Liens on assets of a Person existing at the time such Person is acquired or merged with or into or consolidated with the Issuer or any such Restricted Subsidiary (and not created in anticipation or contemplation thereof); provided, however, that the Liens do not extend to assets of a Person not subject to such Lien at the time of acquisition, merger or consolidation (other than improvements thereon) and are no more favorable to the lienholders than those securing such assets prior to the acquisition or merger with or into or consolidation with the Issuer or a Restricted Subsidiary;

(17) Liens to secure Attributable Indebtedness permitted to be incurred under the Indenture; provided, however, that any such Lien shall not extend to or cover any assets of the Issuer or any Restricted Subsidiary other than the assets which are the subject of the Sale and Leaseback Transaction in which the Attributable Indebtedness is incurred;

(18) Liens to secure Refinancing Indebtedness which is incurred to refinance, refund, replace, amend, extend or modify any Indebtedness which has been secured by a Lien permitted under the Indenture and which has been incurred in accordance with the provisions of the Indenture;

(19) attachment or judgment Liens not giving rise to an Event of Default and which are being contested in good faith by appropriate proceedings or the period within which such proceedings may be initiated has not yet expired;

(20) easements, rights-of-way, restrictions, ground leases and other similar charges or encumbrances and rights of others for sewers, electric lines, telegraph and telephone lines and other similar purposes not materially interfering with the ordinary course of business of the Issuer and its Subsidiaries;

(21) zoning restrictions, licenses, restrictions on the use of real property or minor irregularities in title thereto, which do not materially impair the use of such real property in the ordinary course of business of the Issuer and its Subsidiaries or the value of such real property for the purpose of such business;

(22) any right of first refusal, right of first offer, option, contract or other agreement to sell an asset; provided, however, such sale is not otherwise prohibited under the Indenture;

(23) Liens securing Hedging Obligations of the type set forth in clause (4) of Permitted Indebtedness;

(24) Liens or leases of model home units;

(25) Liens for homeowner and property owner association developments and assessments;

(26) Liens incurred in the ordinary course of business as security for the obligations of the Issuer and its Restricted Subsidiaries with respect to indemnification in respect of title insurance providers; and

(27) Liens of a lessor under any Capitalized Lease Obligation permitted to be incurred under the Indenture; provided that such Liens do not extend to any property or assets which is not leased property subject to such Capitalized Lease Obligation.

      “Permitted Unrestricted Subsidiary Debt” means Indebtedness of an Unrestricted Subsidiary:

(1) as to which neither the Issuer nor any Restricted Subsidiary (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise or (c) constitutes the lender; and

(2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the Notes) of the Issuer or any Restricted Subsidiary to declare a default on the other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.
      “Person” means any individual, corporation, partnership, limited liability company, joint venture, incorporated or unincorporated association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof or other entity of any kind.
      “Preferred Stock” means, with respect to any Person, any and all preferred or preference stock or other equity interests (however designated) of such Person whether now outstanding or issued after the Issue Date.
      “principal” means, with respect to the Notes, the principal of, and premium, if any, on the Notes.
      “Private Equity Offering” means an unregistered offering of Equity Interests of the Issuer or Holdings to any Person or Persons, other than Permitted Holders.
      “Public Equity Offering” means an underwritten public offering of Equity Interests of the Issuer or Holdings pursuant to an effective registration statement filed under the Securities Act.
      “Purchase Money Indebtedness” means Indebtedness, including Capitalized Lease Obligations, of the Issuer or any Restricted Subsidiary incurred for the purpose of financing all or any part of the purchase price of property, plant or equipment (including with respect to the acquisition, development or improvement of such property or any infrastructure related thereto) used in the business of the Issuer or any Restricted Subsidiary or the cost of installation, construction or improvement thereof; provided, however, that (1) the amount of such Indebtedness shall not exceed such purchase price or cost, (2) such Indebtedness shall not be secured by any asset other than the specified asset being financed or, in the case of real property or fixtures, including additions and improvements, the real property to which such asset is attached and (3) such Indebtedness shall be incurred within 90 days after such acquisition of such asset by the Issuer or such Restricted Subsidiary or such installation, construction or improvement.
      “Qualified Equity Interests” means Equity Interests of such Person other than Disqualified Equity Interests; provided, however, that such Equity Interests shall not be deemed Qualified Equity Interests to the extent sold or owed to a Subsidiary of any Person or financed, directly or indirectly, using funds

(1) borrowed from such Person or any Subsidiary of such Person until and to the extent such borrowing is repaid or (2) contributed, extended, guaranteed or advanced by such Person or any Subsidiary of such Person (including, without limitation, in respect of any employee stock ownership or benefit plan). Unless otherwise specified, Qualified Equity Interests refer to Qualified Equity Interests of the Issuer.
      “Raw Land” means all land of the Issuer and the Restricted Subsidiaries which does not qualify as Entitled Land.
      “redeem” means to redeem, repurchase, purchase, defease, retire, discharge or otherwise acquire or retire for value; and “redemption” shall have a correlative meaning.
      “refinance” means to refinance, repay, prepay, replace, renew or refund.
      “Refinanced Indebtedness” has the meaning set forth in the definition of Refinancing Indebtedness.”
      “Refinancing Indebtedness” means Indebtedness or Disqualified Equity Interests of the Issuer or a Restricted Subsidiary incurred in exchange for, or the proceeds of which are used to extend, redeem, refinance, renew, replace, defease or refund in whole or in part, any Indebtedness of the Issuer or any Restricted Subsidiary (the “Refinanced Indebtedness”); provided, however, that:

(1) the principal amount (and accreted value, in the case of Indebtedness issued at a discount) of the Refinancing Indebtedness does not exceed the principal amount (and accreted value, as the case may be) of the Refinanced Indebtedness plus the amount of accrued and unpaid interest on the Refinanced Indebtedness, any reasonable premium paid (or any other premium required to be paid pursuant to the instruments governing such Refinanced Indebtedness) to the holders of the Refinanced Indebtedness and reasonable expenses incurred in connection with the incurrence of the Refinancing Indebtedness, unless such excess would otherwise be permitted by the “Limitations on Additional Indebtedness” covenant;

(2) the obligor of Refinancing Indebtedness does not include any Person (other than the Issuer or any Restricted Subsidiary) that is not an obligor of the Refinanced Indebtedness;

(3) if the Refinanced Indebtedness was subordinated in right of payment to the Notes or the Note Guarantees, as the case may be, then such Refinancing Indebtedness, by its terms, is subordinate in right of payment to the Notes or the Note Guarantees, as the case may be, at least to the same extent as the Refinanced Indebtedness, and if the Refinanced Indebtedness was pari passu with the Notes or the Note Guarantees, as the case may be, then the Refinancing Indebtedness ranks pari passu with, or is subordinated in right of payment to, the Notes or the Note Guarantees, as the case may be;

(4) (a) the Refinancing Indebtedness has a final stated maturity no earlier than the Refinanced Indebtedness being repaid or amended and (b) if the final stated maturity of Refinanced Indebtedness is later than the final stated maturity of the Notes, the Refinancing Indebtedness shall have a final stated maturity of not earlier than 91 days before the maturity date of the Notes;

(5) the portion, if any, of the Refinancing Indebtedness that is scheduled to mature on or prior to the maturity date of the Notes has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred that is equal to or greater than the Weighted Average Life to Maturity of the portion of the Refinanced Indebtedness being repaid that is scheduled to mature on or prior to the maturity date of the Notes;

(6) the Refinancing Indebtedness is secured only to the extent, if at all, and by the assets, that the Refinanced Indebtedness being repaid, extended or amended is secured or such security is otherwise permitted to exist pursuant to the terms of the Indenture; and

(7) the proceeds of the Refinancing Indebtedness shall be used substantially concurrently with the Incurrence thereof to redeem or refinance the Refinanced Indebtedness, unless the Refinanced Indebtedness is not then due and is not redeemable or prepayable at the option of the obligor thereof or is redeemable or prepayable only with notice or lapse of time, in which case such proceeds shall be held in a segregated account until the Refinanced Indebtedness becomes due or redeemable or prepayable or such notice or time period lapses and then shall be used to refinance the Refinanced

Indebtedness; provided that in any event the Refinanced Indebtedness shall be redeemed or refinanced within one year of the Incurrence of the Refinancing Indebtedness.

      “Registration Rights Agreement” means (i) the Registration Rights Agreement dated as of the Issue Date among the Issuer, the Co-Issuer, the Guarantors and the initial purchasers of the Notes issued on the Issue Date and (ii) any other registration rights agreement entered into in connection with an issuance of Additional Notes in a private offering after the Issue Date.
      “Reorganization” means the transactions described in this prospectus under “Prospectus Summary — Reorganization.”
      “Representative” means any agent or representative in respect of any Designated Senior Debt; provided, however, that if, and for so long as, any Designated Senior Debt lacks such representative, then the Representative for such Designated Senior Debt shall at all times constitute the holders of a majority in outstanding principal amount of such Designated Senior Debt.
      “Restricted Payment” means any of the following:

(1) the declaration or payment of any dividend or any other distribution on Equity Interests of the Issuer or any Restricted Subsidiary or any payment made to the direct or indirect holders (in their capacities as such) of Equity Interests of the Issuer or any Restricted Subsidiary, including, without limitation, any payment in connection with any merger or consolidation involving the Issuer, but excluding (a) dividends or distributions payable solely in Qualified Equity Interests or through accretion or accumulation of such dividends on such Equity Interests and (b) in the case of Restricted Subsidiaries, dividends or distributions payable to the Issuer or to a Restricted Subsidiary and pro rata dividends or distributions payable to minority equityholders of any Restricted Subsidiary;

(2) the redemption of any Equity Interests of the Issuer or any Restricted Subsidiary, including, without limitation, any payment in connection with any merger or consolidation involving the Issuer, but excluding any such Equity Interests held by the Issuer or any Restricted Subsidiary;

(3) any Investment other than a Permitted Investment; or

(4) any payment of principal of or redemption prior to the scheduled maturity or prior to any scheduled repayment of principal or sinking fund payment, as the case may be, in respect of Subordinated Indebtedness (other than Subordinated Indebtedness owed to and held by the Issuer or any Restricted Subsidiary and other than the purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, due within one year of the date of purchase, repurchase, redemption, defeasance or other acquisition or retirement), due within one year of the date of payment or redemption.
      “Restricted Payments Basket” has the meaning given to such term in the first paragraph of the covenant described under “— Certain Covenants — Limitations on Restricted Payments.”
      “Restricted Subsidiary” means any Subsidiary of the Issuer other than an Unrestricted Subsidiary.
      “S&P” means Standard & Poor’s Ratings Services, a division of the McGraw-Hill Companies, Inc., and its successors.
      “Sale and Leaseback Transaction” means, with respect to any Person, an arrangement with any bank, insurance company or other lender or investor or to which such lender or investor is a party, providing for the leasing by such Person of any asset of such Person which has been or is being sold or transferred by such Person to such lender or investor or to any Person to whom funds have been or are to be advanced by such lender or investor on the security of such asset.
      “SEC” means the U.S. Securities and Exchange Commission.
      “Secretary’s Certificate” means a certificate signed by the Secretary or an Assistant Secretary of the Issuer.
      “Securities Act” means the U.S. Securities Act of 1933, as amended.

      “Senior Debt” means the principal of, premium, if any, and interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on any Indebtedness of the Issuer or the Co-Issuer, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Notes.
      Without limiting the generality of the foregoing, “Senior Debt” shall include the principal of, premium, if any, interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on, and all other amounts owing in respect of:

(1) all monetary obligations of every nature under, or with respect to, the Credit Facilities, including, without limitation, obligations to pay principal and interest, reimbursement obligations under letters of credit, fees, expenses and indemnities (and guarantees thereof); and

(2) all Hedging Obligations in respect of the Credit Facilities;
      in each case whether outstanding on the Issue Date or thereafter incurred.
      Notwithstanding the foregoing, “Senior Debt” shall not include:

(1) any Indebtedness of the Issuer or the Co-Issuer to any of their respective Subsidiaries;

(2) Indebtedness to, or guaranteed on behalf of, any director, officer or employee of the Issuer or any of its Subsidiaries (including, without limitation, amounts owed for compensation);

(3) obligations to trade creditors and other amounts incurred (but not under the Credit Facilities) in connection with obtaining goods, materials or services;

(4) Indebtedness represented by Disqualified Equity Interests;

(5) any liability for taxes owed or owing by the Issuer or the Co-Issuer;

(6) that portion of any Indebtedness incurred in violation of the “Limitations on Additional Indebtedness” covenant (but, as to any such obligation, no such violation shall be deemed to exist for purposes of this clause (6) if the holder(s) of such obligation or their representative shall have received an Officers’ Certificate of the Issuer to the effect that the incurrence of such Indebtedness does not (or, in the case of revolving credit indebtedness, that the incurrence of the entire committed amount thereof at the date on which the initial borrowing thereunder is made would not) violate such provisions of the Indenture);

(7) Indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to the Issuer;

(8) any Indebtedness which is, by its express terms, subordinated in right of payment to any other Indebtedness of the Issuer or the Co-Issuer, as the case may be; and

(9) any Equity Interests.
      “Series A Interests” means the Class A membership interests of Holdings.
      “Significant Subsidiary” means (1) any Restricted Subsidiary that would be a “significant subsidiary” as defined in Regulation S-X promulgated pursuant to the Securities Act as such Regulation is in effect on the Issue Date and (2) any Restricted Subsidiary that, when aggregated with all other Restricted Subsidiaries that are not otherwise Significant Subsidiaries and as to which any event described in clause (8) or (9) under “— Events of Default” has occurred and is continuing, would constitute a Significant Subsidiary under clause (1) of this definition.
      “Subordinated Indebtedness” means Indebtedness of the Issuer or any Restricted Subsidiary that is subordinated in right of payment to the Notes or the Note Guarantees, respectively.
      “Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association or other business entity (a) of which more than 50% of the total voting power of the Equity Interests entitled (without regard to the occurrence of any contingency) to vote in the election of the Board of Directors thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person (or a combination thereof) or (b) that is or is required to be included in the consolidated or combined financial statements of such Person in accordance with GAAP (other than consolidation or combination required under the Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (“Consolidation of Variable Interest Entities”), as revised in December 2003, or any successor interpretation thereto). Unless otherwise specified, “Subsidiary” refers to a Subsidiary of the Issuer.
      “Total Tangible Assets” means, as of any date, the total consolidated or combined tangible assets of the Issuer and its Restricted Subsidiaries, as set forth on the Issuer’s most recently available internal consolidated or combined balance sheet as of such date.
      “Trust Indenture Act” means the Trust Indenture Act of 1939, as amended.
      “Unit” means a residence, whether single or part of a multifamily building, whether completed or under construction, held by the Issuer or any Restricted Subsidiary for sale in the ordinary course of business;
      “Unrestricted Subsidiary” means (1) any Subsidiary that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Issuer in accordance with the covenant described under “— Certain Covenants — Limitations on Designation of Unrestricted Subsidiaries” and (2) any Subsidiary of an Unrestricted Subsidiary.
      “U.S. Government Obligations” means direct non-callable obligations of, or obligations guaranteed by, the United States of America for the payment of which guarantee or obligations the full faith and credit of the United States is pledged.
      “Voting Stock” with respect to any Person, means securities of any class of Equity Interests of such Person entitling the holders thereof (whether at all times or only so long as no senior class of stock or other relevant equity interest has voting power by reason of any contingency) to vote in the election of members of the Board of Directors or managers, or other governing body, as applicable, of such Person.
      “Weighted Average Life to Maturity” when applied to any Indebtedness at any date, means the number of years obtained by dividing (1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment by (2) the then outstanding principal amount of such Indebtedness.
      “Wholly Owned Restricted Subsidiary” means a Restricted Subsidiary of which 100% of the Equity Interests (except for directors’ qualifying shares or certain minority interests owned by other Persons solely due to local law requirements that there be more than one stockholder, but which interest is not in excess of what is required for such purpose) are owned directly by the Issuer or through one or more Wholly Owned Restricted Subsidiaries.

BOOK ENTRY; DELIVERY AND FORM
The global notes
      The notes (as defined in the section entitled “Description of notes”) will be issued in the form of several registered notes in global form, without interest coupons (the “global notes”), as follows:

Upon issuance, each of the global notes will be deposited with the Trustee as custodian for The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., as nominee of DTC.
      Ownership of beneficial interests in each global note will be limited to persons who have accounts with DTC (“DTC participants”) or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

•	upon deposit of each global note with DTC’s custodian, DTC will credit portions of the principal amount of the global note to the accounts of the DTC participants designated by the initial purchasers; and

•	ownership of beneficial interests in each global note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global note).
      Beneficial interests in the global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.
Exchanges among the global notes
      Beneficial interests in one global note may generally be exchanged for interests in another global note. A beneficial interest in a global note that is transferred to a person who takes delivery through another global note will, upon transfer, become subject to procedures applicable to beneficial interests in the other global note.
Book-entry procedures for the global notes
      All interests in the global notes will be subject to the operations and procedures of DTC, Euroclear Bank S.A./ N.V. (“Euroclear”) and Clearstream Banking, societe anonyme (“Clearstream”). We provide the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of each settlement system are controlled by that settlement system and may be changed at any time. Neither we nor the initial purchasers are responsible for those operations or procedures.
      DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York State Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Exchange Act.
      DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers, including the initial purchasers; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly.

Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.
      So long as DTC’s nominee is the registered owner of a global note, that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note:

•	will not be entitled to have notes represented by the global note registered in their names;

•	will not receive or be entitled to receive physical, certificated notes; and

•	will not be considered the owners or holders of the notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee under the indenture.
      As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a holder of notes under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).
      Payments of principal, premium (if any) and interest with respect to the notes represented by a global note will be made by the Trustee to DTC’s nominee as the registered holder of the global note. Neither we nor the Trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.
      Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.
      Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream will be effected in the ordinary way under the rules and operating procedures of those systems.
      Cross-market transfers between DTC participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected within DTC through the DTC participants that are acting as depositaries for Euroclear and Clearstream. To deliver or receive an interest in a global note held in a Euroclear or Clearstream account, an investor must send transfer instructions to Euroclear or Clearstream, as the case may be, under the rules and procedures of that system and within the established deadlines of that system. If the transaction meets its settlement requirements, Euroclear or Clearstream, as the case may be, will send instructions to its DTC depositary to take action to effect final settlement by delivering or receiving interests in the relevant global notes in DTC, and making or receiving payment under normal procedures for same-day funds settlement applicable to DTC. Euroclear and Clearstream participants may not deliver instructions directly to the DTC depositaries that are acting for Euroclear or Clearstream.
      Because of time zone differences, the securities account of a Euroclear or Clearstream participant that purchases an interest in a global note from a DTC participant will be credited on the business day for Euroclear or Clearstream immediately following the DTC settlement date. Cash received in Euroclear or Clearstream from the sale of an interest in a global note to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream cash account as of the business day for Euroclear or Clearstream following the DTC settlement date.
      DTC, Euroclear and Clearstream have agreed to the above procedures to facilitate transfers of interests in the global notes among participants in those settlement systems. However, the settlement systems are not obligated to perform these procedures and may discontinue or change these procedures at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their participants or indirect participants of their obligations under the rules and procedures governing their operations.
Certificated notes
      Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 90 days;

•	DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days;

•	we, at our option, notify the Trustee that we elect to cause the issuance of certificated notes (DTC has advised us that, in such event, under its current practices, DTC would notify its participants of our request, but will only withdraw beneficial interests from a Global Note at the request of each DTC participant); or

•	certain other events provided in the indenture should occur.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
General
      The following is a summary of material U.S. federal income tax consequences of the exchange of the old notes for new notes pursuant to the exchange offer, but does not address any other aspects of U.S. federal income tax consequences to holders of outstanding notes or exchange notes. This summary is based upon the Internal Revenue Code of 1986, as amended, existing and proposed regulations thereunder, and published rulings and court decisions, all as in effect and existing on the date of this prospectus and all of which are subject to change at any time, which change may be retroactive. This summary is not binding on the Internal Revenue Service or on the courts, and no ruling will be requested from the Internal Revenue Service on any issues described below. There can be no assurance that the Internal Revenue Service will not take a different position concerning the matters discussed below and that such positions of the Internal Revenue Service would not be sustained. Except as expressly stated otherwise, this summary applies only to U.S. holders that exchange outstanding notes for exchange notes in the exchange offer and who hold the outstanding notes as capital assets. It does not address the tax consequences to taxpayers who are subject to special rules (such as financial institutions, tax-exempt organizations and insurance companies). A “U.S. holder” is a beneficial owner of a note who purchased the notes pursuant to the offering and is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. Federal income taxation regardless of its source; or

•	a trust if

•	a court within the United States is able to exercise primary supervision over the administration of the trust, and

•	one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust.
      We recommend that persons considering the exchange of outstanding notes for exchange notes pursuant to this exchange offer consult with their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.
Exchange of an Outstanding Note for an Exchange Note Pursuant to the Exchange Offer
      The exchange by any holder of an outstanding note for an exchange note will not constitute a taxable exchange for U.S. federal income tax purposes. Consequently, no gain or loss will be recognized by holders that exchange outstanding notes for exchange notes pursuant to the exchange offer. For purposes of determining gain or loss upon the subsequent sale or exchange of exchange notes, a holder’s tax basis in an exchange will be the same as such holder’s tax basis in the outstanding note exchanged therefor. Holders will be considered to have held the exchange notes from the time of their acquisition of the outstanding notes.

PLAN OF DISTRIBUTION
      Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where the old notes were acquired as a result of market-making activities or other trading activities. We have agreed that to the extent any broker-dealer participates in the exchange offer, we will use our reasonable best efforts to maintain the effectiveness of the registration statement filed in connection with the exchange offer for a period of 180 days following the completion of the exchange offer.
      We will not receive any proceeds from any sales of the exchange notes by broker-dealers. The exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of methods of resale, at market prices prevailing at the time of resale, at prices related to those prevailing market prices or at negotiated prices. Any resale may be made directly to the purchaser or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from the broker-dealer and/or the purchasers of the exchange notes. Any broker-dealer that resells the exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any resale of exchange notes and any commissions or concessions received by any of those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
      We have agreed to pay the expenses incident to the exchange offer, except commissions or concessions of any brokers or dealers and the fees of any counsel or other advisors or experts retained by the holders of old notes, and will indemnify the holders of the exchange notes (including any broker-dealers) against related liabilities, including liabilities under the Securities Act.
LEGAL MATTERS
      Certain legal matters in connection with the exchange offer will be passed upon for us by Arent Fox PLLC.
EXPERTS
      The combined financial statements of Stanley-Martin Communities (predecessor to Stanley-Martin Communities, LLC) as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004 have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

AVAILABLE INFORMATION
      We have filed a registration statement on Form S-4 with the SEC regarding the exchange offer. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement, and you should refer to the registration statement and its exhibits to read that information. As a result of the effectiveness of the registration statement, we are subject to the informational reporting requirements of the Exchange Act of 1934 and, under that Act, we will file reports, proxy statements and other information with the SEC. You may read and copy the registration statement, the related exhibits and the reports, proxy statements and other information we filed with the SEC at the SEC’s public reference facilities maintained by the SEC at Room 5080, Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an Internet site that contains reports and information statements and other information regarding issuers that file with the SEC. The site’s Internet address is www.sec.gov.

INDEX TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
INDEX TO FINANCIAL STATEMENTS

Consolidated and Combined Financial Statements of Stanley-Martin Communities, LLC
Report of Independent Registered Public Accounting Firm	F-2
Consolidated and Combined Balance Sheets as of September 30, 2005 (unaudited) and December 31, 2004 and 2003	F-3
Consolidated and Combined Statements of Operations for the nine months ended September 30, 2005 and 2004 (unaudited) and for the years ended December 31, 2004, 2003 and 2002	F-4

 Consolidated and Combined Statements of Members’ Capital and Stockholders’ Deficit for the nine months ended September 30, 2005 and 2004 (unaudited) and for the years ended December 31, 2004, 2003 and 2002
F-5
Consolidated and Combined Statements of Cash Flows for the nine months ended September 30, 2005 and 2004 (unaudited) and for the years ended December 31, 2004, 2003 and 2002	F-6
Notes to Consolidated and Combined Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Stockholders and Members
Stanley-Martin Communities:
      We have audited the accompanying combined balance sheets of Stanley-Martin Communities, as defined in note 1 to the combined financial statements, (the Company, as predecessor to Stanley-Martin Communities, LLC) as of December 31, 2004 and 2003, and the related combined statements of operations, members’ capital and stockholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2004. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Stanley-Martin Communities as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
McLean, Virginia
May 2, 2005, except as to Note 1,
     which is as of June 30, 2005

STANLEY-MARTIN COMMUNITIES, LLC
Consolidated and Combined Balance Sheets

		December 31,
	September 30,
	2005	2004	2003

	(Unaudited)
ASSETS
Cash and cash equivalents	$42,173,936	2,052,524	1,876,199
Real estate inventory	179,062,911	157,795,134	94,058,538
Real estate inventory not owned	35,472,000	—	—
Deposits and escrows	7,509,175	9,667,562	7,182,487
Property and equipment, net	982,967	953,516	751,480
Due from related parties	573,248	3,602,274	107,170
Accounts receivable	3,252,877	1,417,286	1,116,321
Other assets	6,613,479	762,705	367,588

	$275,640,593	176,251,001	105,459,783

LIABILITIES, MEMBERS’ CAPITAL AND STOCKHOLDERS’ DEFICIT
Liabilities:
Subordinated senior notes	$150,000,000	—	—
Line of credit and loans payable	—	109,665,698	57,518,762
Liabilities related to real estate inventory not owned	26,855,000	—	—
Accounts payable and accrued expenses	10,143,163	5,960,378	1,765,215
Distributions payable	—	—	1,000,000
Accrued interest payable	2,083,575	395,117	199,265
Purchaser deposits	9,531,206	7,533,209	4,331,898
Cost to complete and customer service reserves	6,910,193	5,608,306	3,624,526
Other liabilities	419,348	313,645	537,904

Total liabilities	205,942,485	129,476,353	68,977,570

Minority interest	313,803	188,186	207,718
Members’ capital	69,384,305	87,797,606	67,286,729
Stockholders’ deficit:
Common stock, no par value, 5,000 shares authorized, issued and outstanding	—	237,500	237,500
Additional paid-in capital	—	4,342,940	4,342,940
Deficit	—	(45,791,584)	(35,592,674)

Total stockholders’ deficit	—	(41,211,144)	(31,012,234)

Total members’ capital and stockholders’ deficit	69,384,305	46,586,462	36,274,495

	$275,640,593	176,251,001	105,459,783

See accompanying notes to consolidated and combined financial statements.

STANLEY-MARTIN COMMUNITIES, LLC
Consolidated and Combined Statements of Operations

	Nine Months Ended
	September 30,		Years Ended December 31,

	2005	2004	2004	2003	2002

	(Unaudited)
Revenues
Homebuilding sales	$173,935,100	79,856,089	158,863,674	146,872,953	150,689,959
Financial services	11,105,555	5,788,770	8,453,244	8,070,506	6,554,097
Management services	43,200	128,070	188,250	360,000	322,984

Total revenues	185,083,855	85,772,929	167,505,168	155,303,459	157,567,040

Operating Expenses
Cost of sales	121,026,884	59,999,057	117,965,678	112,166,553	117,813,660
Selling, general and administrative expenses	31,896,061	18,523,009	28,862,834	24,856,483	21,768,196

Operating income	32,160,910	7,250,863	20,676,656	18,280,423	17,985,184
Financial services interest income, net	650,423	695,991	984,231	782,192	568,087
Gain (loss) on derivative contracts, net	551,071	(285,927)	(118,111)	(262,401)	(59,758)
Other income, net	972,288	177,430	1,002,968	212,336	294,615

Net income before minority interest	34,334,692	7,838,357	22,545,744	19,012,550	18,788,128
Minority interest	(751,105)	(402,918)	(578,777)	(709,108)	(553,476)

Net income	$33,583,587	7,435,439	21,966,967	18,303,442	18,234,652

See accompanying notes to consolidated and combined financial statements.

STANLEY-MARTIN COMMUNITIES, LLC
Consolidated and Combined Statements of Members’ Capital and Stockholders’ Deficit

		Additional		Total		Capital and
	Common	Paid-In		Stockholders’	Members’	Stockholders’
	Stock	Capital	Deficit	Deficit	Capital	Deficit

Balance at January 1, 2002	$237,500	$4,342,940	$(19,862,797)	$(15,282,357)	$32,865,124	$17,582,767
Dividends to stockholders	—	—	(2,258,208)	(2,258,208)	—	(2,258,208)
Contributions from members	—	—	—	—	358,310	358,310
Net income (loss)	—	—	(4,930,611)	(4,930,611)	23,165,263	18,234,652

Balance at December 31, 2002	237,500	4,342,940	(27,051,616)	(22,471,176)	56,388,697	33,917,521
Dividends to stockholders	—	—	(1,406,000)	(1,406,000)	—	(1,406,000)
Distributions to members	—	—	—	—	(14,540,468)	(14,540,468)
Net income (loss)	—	—	(7,135,058)	(7,135,058)	25,438,500	18,303,442

Balance at December 31, 2003	237,500	4,342,940	(35,592,674)	(31,012,234)	67,286,729	36,274,495
Dividends to stockholders	—	—	(1,600,000)	(1,600,000)	—	(1,600,000)
Contributions from members	—	—	—	—	1,710,000	1,710,000
Distributions to members	—	—	—	—	(11,765,000)	(11,765,000)
Net income (loss)	—	—	(8,598,910)	(8,598,910)	30,565,877	21,966,967

Balance at December 31, 2004	237,500	4,342,940	(45,791,584)	(41,211,144)	87,797,606	46,586,462
Dividends to stockholders (unaudited)	—	—	(218,510)	(218,510)	—	(218,510)
Distributions to members (unaudited)	—	—	—	—	(6,908,225)	(6,908,225)
Net income (loss) from January 1, 2005 through June 30, 2005 (unaudited)	—	—	(5,687,661)	(5,687,661)	27,218,025	21,530,364
Reorganization of ownership interests into Stanley-Martin Communities, LLC on June 30, 2005 (unaudited)	(237,500)	(4,342,940)	51,697,755	47,117,315	(47,117,315)	—
Distributions to members (unaudited)	—	—	—	—	(3,659,009)	(3,659,009)
Net income (loss) from July 1, 2005 through (unaudited) September 30, 2005	—	—	—	—	12,053,223	12,053,223

Balance at September 30, 2005 (unaudited)	$—	$—	$—	$—	$69,384,305	$69,384,305

Balance at January 1, 2004 (unaudited)	$237,500	$4,342,940	$(35,592,674)	$(31,012,234)	$67,286,729	$36,274,495
Dividends to stockholders (unaudited)	—	—	(1,529,330)	(1,529,330)	—	(1,529,330)
Contributions from members (unaudited)	—	—	—	—	1,710,000	1,710,000
Distributions to members (unaudited)	—	—	—	—	(1,350,023)	(1,350,023)
Net income (loss) (unaudited)	—	—	(6,463,813)	(6,463,813)	13,899,252	7,435,439

Balance at September 30, 2004 (unaudited)	$237,500	$4,342,940	$(43,585,817)	$(39,005,377)	$81,545,958	$42,540,581

See accompanying notes to consolidated and combined financial statements.

STANLEY-MARTIN COMMUNITIES, LLC
Consolidated and Combined Statements of Cash Flows

	Nine Months Ended
	September 30,		Years Ended December 31,

	2005	2004	2004	2003	2002

	(Unaudited)
Cash flows from operating activities:
Net income	$33,583,587	7,435,439	21,966,967	18,303,442	18,234,652
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	249,074	201,040	271,690	202,620	138,971
Changes in fair value of derivative contracts	(547,884)	(136,970)	(64,847)	182,384	59,758
Minority interest	751,105	402,918	578,777	709,108	553,476
Equity in losses of unconsolidated investee	—	—	—	—	17,356
Changes in:
Real estate inventory	(24,659,687)	(57,366,232)	(58,696,473)	(28,618,673)	(19,898,636)
Accounts receivable and other assets	(2,649,102)	(260,025)	(696,082)	1,875,543	80,988
Due from related parties	3,119,923	15,567,375	(3,495,104)	4,755,921	(3,242,072)
Deposits and escrows	1,965,606	(1,898,821)	(2,485,075)	(2,044,856)	(1,914,908)
Accounts payable and accrued expenses	588,824	100,883	1,138,820	(658,478)	1,061,639
Purchaser deposits	1,997,997	2,368,996	3,201,311	306,687	(519,661)
Accrued interest payable	1,699,794	114,022	195,852	48,757	31,497
Other liabilities	653,587	(610,549)	(159,412)	(532,955)	305,701

Total adjustments	(16,830,763)	(41,517,363)	(60,210,543)	(23,773,942)	(23,325,891)

Net cash provided by (used in) operating activities	16,752,824	(34,081,924)	(38,243,576)	(5,470,500)	(5,091,239)

Cash flows from investing activities:
Distributions from unconsolidated investee	—	—	—	—	451,343
Purchases of property and equipment	(278,524)	(59,016)	(473,726)	(248,464)	(315,216)

Net cash provided by (used in) investing activities	(278,524)	(59,016)	(473,726)	(248,464)	136,127

Cash flows from financing activities:
Issuance of subordinated senior notes	150,000,000	—	—	—	—
Borrowings of loans payable	—	—	6,191,030	—	31,921,844
Repayments of loans payable	(9,928,332)	(245,932)	(983,729)	(37,968,853)	(21,624,517)
Draws on (repayments of) line of credit, net	(99,689,635)	43,290,567	46,939,635	52,750,000	—
Financing costs	(5,516,754)	—	—	—	—
Contributions from members	—	1,710,000	1,710,000	—	358,310
Distributions to members	(10,374,168)	(1,350,023)	(12,765,000)	(13,540,468)	—
Dividends to stockholders	(218,510)	(1,529,330)	(1,600,000)	(1,406,000)	(2,258,208)
Distributions to minority partners	(625,489)	(317,457)	(598,309)	(981,665)	(427,733)

Net cash provided by (used in) financing activities	23,647,112	41,557,825	38,893,627	(1,146,986)	7,969,696

Net increase (decrease) in cash and cash equivalents	40,121,412	7,416,885	176,325	(6,865,950)	3,014,584
Cash and cash equivalents at beginning of period	2,052,524	1,876,199	1,876,199	8,742,149	5,727,565

Cash and cash equivalents at end of period	$42,173,936	9,293,084	2,052,524	1,876,199	8,742,149

Supplemental disclosures of cash flow information:
Cash paid during the period for interest net of capitalized interest of $6,752,708 (unaudited), $1,549,145 (unaudited), $3,526,948, $2,065,526 and $1,999,263, respectively	$1,992,120	633,976	936,155	1,313,116	946,968
Supplemental disclosure of non-cash financing activity
Seller financing in connection with land acquisition consolidated pursuant to FIN 46(R)	$26,855,000	—	—	—	—
Distribution of non-cash assets and liabilities of Homebuilding and Homes, net of cash distribution of $15,944	$193,066	—	—	—	—
Accrued distributions to members	$—	—	—	1,000,000	—
See accompanying notes to consolidated and combined financial statements.

STANLEY-MARTIN COMMUNITIES, LLC
Notes to consolidated and combined Financial Statements
September 30, 2005 and 2004 (unaudited) and December 31, 2004 and 2003

(1)	Summary of Significant Accounting Policies

Background and Principles of Combination
      The accompanying combined financial statements include the financial statements of Stanley Martin Companies, Inc. and subsidiaries (SMC), Neighborhoods Capital, LLC and subsidiaries (Capital), Stanley-Martin Homebuilding, L.L.C. (Homebuilding) and Stanley Martin Homes, L.L.C. (Homes) for periods prior to June 30, 2005. These entities have been combined as Stanley-Martin Communities, the predecessor to Stanley-Martin Communities, LLC, as they are under the common control of a single group of owners, Martin and Steven Alloy, father and son (the Control Group). The Control Group owned a majority of the voting interests of all the combined entities. On June 30, 2005, the Control Group completed a reorganization whereby the ownership interests in SMC and Capital were assigned to Stanley-Martin Communities, LLC (the Company) and Stanley-Martin Financing Corp. was formed as a subsidiary of Communities (the Reorganization). The Company now presents consolidated financial statements. The Company is a wholly-owned subsidiary of Neighborhood Holdings, LLC (Holdings), in which the Control Group owns 100 percent of the voting interests. The Reorganization was recorded at historical cost based on the common control of the entities by the Control Group. All intercompany balances and transactions have been eliminated in consolidation and combination. The Company is a Delaware limited liability company and no termination date has been specified in the operating agreement.
      The accompanying unaudited condensed consolidated and combined financial statements reflect all adjustments necessary to present fairly our financial position as of September 30, 2005, the results of our operations and cash flows for the nine month periods ended September 30, 2005 and 2004 and changes in members capital and stockholders deficit for the nine month period ended September 30, 2005. Interim results are not necessarily indicative of full-year performance because of the impact of short-term variations.
      SMC is a residential construction management services company and provides services primarily to the entities identified above. SMC was formed on October 31, 1966. At December 31, 2004, SMC owned a 75 percent interest in First Heritage Mortgage, LLC (Heritage Mortgage) and a 51 percent interest in Heritage Title Agency, L.L.C. (Title). Heritage Mortgage is a full service mortgage banking loan originator. Title is a full service mortgage title insurance brokerage company. During January 2005, SMC liquidated its investment in Title. At that time, SMC acquired a 51 percent interest in First Excel Title, LLC (FET), which is also a full service mortgage title insurance brokerage company.
      Capital is engaged in the development of residential communities and the design, marketing, construction and sale of single family homes and townhouses in the greater Washington, D.C. metropolitan area. Capital develops its communities through wholly-owned subsidiaries. Homebuilding and Homes were involved in the same homebuilding activities, but have ceased active development. The last settlement of a home sale for Homebuilding and Homes occurred in 2003 and 1999, respectively. The termination dates of Capital, Homebuilding and Homes, as defined in the Articles of Organization filed with the Virginia State Corporate Commission, are December 31, 2015, December 31, 2014 and December 31, 2013, respectively.
      The Company evaluates its deposits related to fixed price lot acquisition contracts based on the provisions of Financial Accounting Standards Board Interpretation No. 46, revised, Consolidation of Variable Interest Entities, or FIN 46R, the provisions of which were effective for the Company on January 1, 2004. FIN 46R requires the primary beneficiary of a variable interest entity (VIE) to consolidate that entity. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the variable interest entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual, or other financial interests in the entity. Expected losses are the expected negative variability in the fair value of an entity’s net assets exclusive of

STANLEY-MARTIN COMMUNITIES, LLC
Notes to consolidated and combined Financial Statements — (Continued)
September 30, 2005 and 2004 (unaudited) and December 31, 2004 and 2003 its variable interests, and expected residual returns are the expected positive variability in the fair value of an entity’s net assets, exclusive of variable interests. During 2004, the Company had not entered into any lot acquisition contracts that would require consolidation of the related VIE (see Note 3).

Use of Estimates in the Preparation of Financial Statements
      The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated and combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Homebuilding
      The Company builds single family and townhouse residences, which generally are produced on a pre-sold basis for the ultimate customer. Revenues are recognized at the time units are completed and title passes to the customer at settlement.

Mortgage Loans and Title Fees
      The Company, through its investment in Heritage Mortgage, has a loan purchase agreement (Agreement) with George Mason Mortgage, L.L.C., (Mason) whereby Heritage Mortgage agrees to sell and deliver all mortgage loans that it originates to Mason on the date the loans are settled with the mortgage borrower. The price at which the mortgage loans will be sold to Mason is fixed as of the date Heritage Mortgage enters into a rate lock commitment with the borrower and is not subject to fluctuations based on changes in market conditions. If a prospective borrower cancels the loan agreement, the forward sale of the loan to Mason is also cancelled.
      Upon sale of the mortgage loans, Mason assumes all rights and responsibilities of servicing the loans and for amounts outstanding under related warehouse lines of credit. Heritage Mortgage and Mason are jointly and severally liable on the $10 million warehouse line of credit used to fund mortgages until sold to a permanent investor. United Bank provided the warehouse lines of credit until July 2004. Subsequently, Cardinal Bank, N.A., the parent of Mason, provides the warehouse lines of credit. The amount outstanding bears interest at a variable rate based on the Federal Funds Rate. Heritage Mortgage is responsible for interest charges incurred on borrowings under the lines of credit for the period from the date of settlement with the mortgage borrower and the date the mortgage loans are sold by Mason to an investor. Heritage Mortgage earns interest income on the mortgage loans held by Mason through the date the loans are sold by Mason to an investor. Heritage Mortgage does not record mortgage loans held for sale or obligations under the warehouse lines of credit because the loans are sold and delivered to Mason concurrent with the closing of the loan with the borrower. The net fair value of the rate lock commitment to the borrower and the forward sale to Mason is zero because any changes in underlying interest rates have an equal and offsetting impact and all originated loans are immediately transferred to Mason concurrent with the closing of the loan with the borrower. Heritage Mortgage records mortgage loan fees and gains on the sale of mortgage loans at the date the loans are settled with the mortgage borrower and concurrently sold and delivered to Mason.
      We recognize title insurance premiums associated with our title operations as home sales are closed, closing services are rendered and title policies are issued, all of which generally occur simultaneously as each home sale is closed. All of the title insurance policies are underwritten by a third party insurer.

STANLEY-MARTIN COMMUNITIES, LLC
Notes to consolidated and combined Financial Statements — (Continued)
September 30, 2005 and 2004 (unaudited) and December 31, 2004 and 2003

Homebuilding Inventory
      Homebuilding inventory is stated at the lower of cost or fair value less cost to sell. The cost of developed lots and uncompleted homes represents the actual costs that are accumulated on a project basis with direct costs accumulated on a specific identification basis by unit within the project. Finance costs, including interest and real estate taxes, are capitalized as inventory costs. Field construction and supervision salaries and related overhead expenses are included in inventory costs. Selling, general, and administrative costs are expensed as incurred. Upon settlement, direct costs are expensed based on actual costs incurred, and other capitalized costs are expensed on an estimated standard cost basis. Estimated costs to complete and customer service reserves are provided for as homes are settled.
      When assessing the lower of cost or estimated fair value less cost to sell, estimated fair value less cost to sell equals the estimated sales price reduced by the sum of the estimated direct, overhead, and finance costs capitalized as inventory costs and the direct selling expenses. Important factors involved in this estimation process include estimated sales prices, dates of disposition, and interest rates. These variable assumptions are based on current market conditions and management’s judgment with respect to general economic conditions.

Warranty and Product Liability Accruals
      Warranty and product liability accruals are established to provide for estimated future expenses as a result of construction and product defects, product recalls and litigation incidental to the Company’s business. Liability estimates are determined based on management judgment considering such factors as historical experience, the likely current cost of corrective action, manufacturers’ and subcontractors’ participation in sharing the cost of corrective action, consultations with third party experts such as engineers, and discussions with the Company’s general counsel and other outside counsel retained to handle specific product liability cases.

Cash and Cash Equivalents
      Cash and cash equivalents include short-term investments with original maturities of three months or less. The mortgage banking and title subsidiaries had restricted cash of $383,717 (unaudited), $369,570 and $368,085 at September 30, 2005, December 31, 2004, and December 31, 2003, respectively, which primarily represents the cash collateral held by the counterparty to the Company’s interest rate collar. These amounts are included in cash and cash equivalents. Restricted balances related to the interest rate collar were returned to the Company in October 2005. See Note 6.

Financial Instruments
      The Company accounts for its derivatives and hedging activities in accordance with SFAS No. 133, Accounting for Derivative Instruments and Certain Hedging Activities, as amended. The Company has interest rate swaps and an interest rate collar, which are considered derivative instruments. The Company entered into these derivative contracts to economically hedge its exposure to changes in interest rates. The Company does not enter into derivative instruments for speculative purposes. The Company has not designated the interest rate swaps or collar as cash flow hedges for financial reporting purposes. Amounts paid or received under these agreements and changes in the fair values of the instruments are recognized as gain (loss) on derivative contracts, net in the consolidated and combined statements of operations. The fair value of the swaps are reflected in the consolidated and combined balance sheets as a component of other liabilities.

STANLEY-MARTIN COMMUNITIES, LLC
Notes to consolidated and combined Financial Statements — (Continued)
September 30, 2005 and 2004 (unaudited) and December 31, 2004 and 2003

Property and Equipment
      Property and equipment is stated at cost and is depreciated using the straight-line method over estimated useful lives as follows:

Useful Lives

Office furniture and equipment	3-10 years
Leasehold improvements	Life of lease
Motor vehicles	3 years

Income Taxes
      Stanley-Martin Communities, LLC is a limited liability company which is not subject to income taxes since each member reports its share of its taxable income, gains, losses, deductions, and credits on their income tax returns. Capital, Homebuilding and Homes are also limited liability companies. SMC was an S corporation and was also not subject to income tax at the corporate level prior to the Reorganization. Accordingly, no federal or state income taxes have been provided for in the consolidated and combined financial statements. SMC is now a C corporation and is subject to federal and state income taxes. SMC’s tax expense is insignificant and therefore no provision for income taxes is presented. Accordingly, no federal or state income taxes have been provided for in the consolidated and combined financial statements.

(2)	Real Estate Inventory
      Real estate inventory consists of the following:

		December 31,
	September 30,
	2005	2004	2003

	(Unaudited)
Land	$114,103,129	106,725,565	76,928,323
Construction costs	57,212,324	46,374,108	13,916,078
Finance costs	7,747,458	4,695,461	3,214,137

	$179,062,911	157,795,134	94,058,538

      Interest costs amounting to approximately $5,877,000 (unaudited), $3,527,000, and $2,066,000, were capitalized as part of real estate inventory for the nine months ended September 30, 2005 and the years ended December 31, 2004 and 2003, respectively. Interest costs amounting to approximately $3,088,000 (unaudited), $1,557,000 (unaudited), $3,001,000, $2,488,000, and $2,402,000 are included in cost of goods sold for the nine months ended September 30, 2005 and 2004 and the years ended December 31, 2004, 2003, and 2002, respectively.

(3)	Combination Under FIN 46R (unaudited)
      During the first quarter of 2005, a wholly owned subsidiary of Neighborhood Holdings, LLC acquired a tract of land which is expected to be zoned for residential housing. Based on the Company’s expected use of all or a significant portion of the residential lots, the Company has determined that it is the primary beneficiary of this VIE, as defined in FIN 46R and has consolidated the entity as of and for the nine months ended September 30, 2005. Significant assets and liabilities at September 30, 2005 included in the financial statements of the Company are real estate inventory of $35,472,000 (unaudited), including capitalized interest of approximately $1,306,586 (unaudited), and loans payable of $26,855,000 (unaudited). The VIE had no significant revenues or expenses for the period.

STANLEY-MARTIN COMMUNITIES, LLC
Notes to consolidated and combined Financial Statements — (Continued)
September 30, 2005 and 2004 (unaudited) and December 31, 2004 and 2003
      Liabilities related to real estate inventory not owned represent the fair value of seller financing recorded at fair value in connection with the acquisition of land by the VIE. The loan bears interest at 5 percent with interest payments due monthly. The loan payable is a non-recourse promissory note secured solely by the related land. The principal balance is due on the earlier of July 20, 2006 or the date which is thirty days after the VIE has received final approval of its intended rezoning application.

(4)	Property and Equipment
      Property and equipment consists of the following:

		December 31,
	September 30,
	2005	2004	2003

	(Unaudited)
Office furniture and equipment	$2,275,321	2,074,222	1,687,803
Leasehold improvements	157,532	80,106	42,096
Motor vehicles	97,843	97,843	97,843

	2,530,696	2,252,171	1,827,742
Less accumulated depreciation	(1,547,729)	(1,298,655)	(1,076,262)

	$982,967	953,516	751,480

(5)	Line of Credit and Loans Payable
      Long-term debt consists of the following:

		December 31,
	September 30,
	2005	2004	2003

	(Unaudited)
Senior subordinated notes, bearing interest at 9.75% payable semi-annually due August 2015	$150,000,000	—	—
Line of credit, bearing interest at one month LIBOR plus 1.75% to 2.25% (5.614% (unaudited) at September 30, 2005, 4.405% and 3.12% at December 31, 2004 and 2003, respectively) due December 2007	—	99,689,635	52,750,000
Acquisition loan payable, bearing interest at prime (5.25% and 4% at December 31, 2004 and 2003, respectively) due May 2005	—	368,000	718,000
Acquisition, development, and construction loans payable, bearing interest at prime plus 0.5% (5.75% and 4.5% at December 31, 2004 and 2003, respectively) due June 2006	—	3,742,031	3,742,031
Acquisition, development, and construction loans payable, bearing interest at 6%, due January 2007	—	680,000	—
Promissory notes payable, bearing interest at 5%, due on demand	—	47,731	47,731
Promissory notes payable, bearing interest between 10% and 10.5%, due February 2004; guaranteed by Martin K. Alloy, a stockholder	—	—	261,000
Acquisition loan payable, non-interest bearing, issued December 25, 2004, repaid January 10, 2005	—	5,138,301	—

	$150,000,000	109,665,698	57,518,762

STANLEY-MARTIN COMMUNITIES, LLC
Notes to consolidated and combined Financial Statements — (Continued)
September 30, 2005 and 2004 (unaudited) and December 31, 2004 and 2003
      The line of credit has a borrowing capacity of $125 million at December 31, 2004. This amount was increased to $150 million during March 2005. The line of credit and the loans payable are secured by real estate inventory. Interest payments on the line of credit are required monthly. Interest payments on acquisition, development, and construction loans are required monthly with principal repayments due upon the settlement of homes. The interest rate on the line of credit fluctuates quarterly between 1.75% and 2.25% above one month LIBOR based on Capital’s senior debt to equity ratio.
      At December 31, 2004, scheduled minimum principal payments on the Company’s line of credit and notes payable are as follows:

Year ending December 31:
2005	$5,554,032
2006	3,742,031
2007	100,369,635

$109,665,698

      In August 2005, the Company issued $150 million (unaudited) of senior subordinated notes and used the proceeds to repay substantially all of its then outstanding debt. The Company estimates that the fair value of its senior subordinated notes is approximately $146,625,000 (unaudited) as of September 30, 2005. The fair values of all debt obligations at December 31, 2004 and 2003 approximate their carrying values .

(6)	Derivative Instruments and Hedging Activities

Interest Rate Collar
      As of December 31, 2004, Heritage Mortgage had an interest rate protection agreement (“interest rate collar”) against fluctuations in the 30 day LIBOR rate (LIBOR) on which Heritage Mortgage is charged interest expense by Mason on borrowings outstanding under Mason’s warehouse lines of credit that fund mortgage loans purchased from Heritage Mortgage. Aggregate borrowings at any time under the warehouse lines of credit usually exceed the notional amount of the interest rate collar. The interest rate collar was effective on October 1, 2002 and has a notional amount of $25,000,000 through November 1, 2007 and thereafter a $12,500,000 notional amount through November 1, 2009.
      The interest rate collar requires Heritage Mortgage to pay to or receive funds from the lending institution holding the instrument to the extent that LIBOR falls below the floor or exceeds the ceiling amounts as follows:

Twelve Month Period Ended November 1,	Floor	Ceiling

2003	1.50	3.00
2004	2.00	4.00
2005	2.25	4.50
2006	2.75	5.00
2007	3.25	5.50
2008	3.75	6.00
2009	4.25	6.50
      The fair value of the interest rate collar was ($14,677) (unaudited) at September 30, 2005 and ($119,749) and ($241,941) at December 31, 2004 and 2003, respectively. On October 21, 2005, the Company terminated the interest rate collar and recorded a gain of approximately $15,000

STANLEY-MARTIN COMMUNITIES, LLC
Notes to consolidated and combined Financial Statements — (Continued)
September 30, 2005 and 2004 (unaudited) and December 31, 2004 and 2003
(unaudited) representing the difference between the carrying value at September 30, 2005 and fair value on the date that the contract was terminated. The Company also received $350,784 of cash representing a return of collateral from the counterparty to the interest rate collar.

Interest Rate Swap Agreements
      In December 2004, the Company entered into two interest rate swap agreements. These agreements carry terms of three and five years, maturing in December 2007 and 2009, respectively. Under the swaps, the Company receives variable payments of one-month LIBOR and makes fixed-rate payments of 3.71% and 4.12%, respectively, on notional amounts of $12,500,000 for each swap agreement. The fair value of these interest rate swap agreements was $385,468 (unaudited) at September 30, 2005 and ($57,345) at December 31, 2004.

(7)	Financial Services Revenues
      Financial services revenue related to Heritage Mortgage, Title and FET, the Company’s mortgage banking and title insurance subsidiaries, is as follows:

	Nine Months Ended
	September 30,		Year Ended December 31,

	2005	2004	2004	2003	2002

	(Unaudited)
Loan origination fees	$6,751,747	3,443,325	4,892,570	4,096,672	2,907,435
Gain on sale of mortgages	3,933,118	2,120,635	3,132,728	3,435,257	3,140,323
Title insurance premiums	420,690	224,810	427,946	538,577	506,339

Financial services revenue	$11,105,555	5,788,770	8,453,244	8,070,506	6,554,097

Interest income	$2,399,903	1,281,473	1,711,721	1,996,123	1,424,947
Interest expense	(1,749,480)	(585,482)	(727,490)	(1,213,931)	(856,860)

Financial services interest income, net	$650,423	695,991	984,231	782,192	568,087

(8)	Leases
      The Company leases office space in Virginia and Maryland. The leases expire at various dates through 2011. Total rent expense under these noncancelable operating leases was approximately $682,000 (unaudited) and $589,000 (unaudited) for the nine months ended September 30, 2005 and 2004, respectively, and $626,000, $552,000, and $424,000 for the years ended December 31, 2004, 2003, and 2002, respectively.
      On August 3, 2005, the Company entered into a new lease for corporate office space in Reston, Virginia. The Company obtained control of the space in October 2005 in order to construct tenant improvements. The Company will begin paying rent on February 1, 2006. Rent expense recognition of $70,733 per month began in October 2005.

STANLEY-MARTIN COMMUNITIES, LLC
Notes to consolidated and combined Financial Statements — (Continued)
September 30, 2005 and 2004 (unaudited) and December 31, 2004 and 2003
      Future minimum lease payments required under these noncancelable operating leases as of December 31, 2004 are as follows:

Year ending December 31:
2005	$887,266
2006	368,553
2007	190,145
2008	121,636
2009	72,176

$1,639,776

(9)	Minority Interest
      The Company holds a 75% interest in Heritage Mortgage. The remaining 25% is held by an unaffiliated investor. The minority member’s share of Heritage Mortgage’s income for the nine months ended September 30, 2005 and 2004 was $585,438 (unaudited) and $294,511 (unaudited), respectively, and $385,081, $454,668, and $314,859, for 2004, 2003 and 2002, respectively.
      SMC owned a 51% interest in Title at December 31, 2004, 2003 and 2002. The remaining 49% interest was held by an unaffiliated investor. Title was liquidated during January 2005. SMC owns a 51% interest in FET at September 30, 2005. The remaining 49% interest is held by an unaffiliated investor. The minority member’s share of income for the nine months ended September 30, 2005 and 2004 was $165,667 (unaudited) and $108,407 (unaudited), respectively, and $193,696, $254,440 and $238,617 for 2004, 2003 and 2002, respectively.

(10)	Segment Reporting
      The Company’s operations consist primarily of its homebuilding segment, which is engaged in the design, marketing, development and construction and sale of single family and townhome residential communities concentrated in the Washington, D.C. metropolitan area. The Company’s remaining operations consist primarily of mortgage banking loan origination and mortgage title insurance brokerage services.

STANLEY-MARTIN COMMUNITIES, LLC
Notes to consolidated and combined Financial Statements — (Continued)
September 30, 2005 and 2004 (unaudited) and December 31, 2004 and 2003
      The Company’s segment information is as follows:

As of and for the nine months ended September 30, (unaudited):

	2005

	Homebuilding	All Other	Totals

Revenues	$173,935,100	11,148,755	185,083,855
Interest income, net	—	650,423	650,423
Depreciation and amortization	1,611	247,463	249,074
Segment profit	30,941,934	2,641,653	33,583,587
Segment assets	255,035,999	20,604,594	275,640,593
Expenditures for segment assets	19,110	259,414	278,524

	2004

	Homebuilding	All Other	Totals

Revenues	$79,856,089	5,916,840	85,772,929
Interest income, net	—	686,656	686,656
Depreciation and amortization	—	201,040	201,040
Segment profit	6,479,352	956,087	7,435,439
Segment assets	170,275,980	3,815,878	174,091,858
Expenditures for segment assets	—	59,016	59,016

As of and for the year ended December 31,:

	2004

	Homebuilding	All Other	Totals

Revenues	$158,863,674	8,641,494	167,505,168
Interest income, net	—	984,231	984,231
Depreciation and amortization	—	271,690	271,690
Segment profit	19,935,546	2,031,421	21,966,967
Segment assets	170,525,886	5,725,115	176,251,001
Expenditures for segment assets	—	473,726	473,726

	2003

	Homebuilding	All Other	Totals

Revenues	$146,872,953	8,430,506	155,303,459
Interest income, net	—	782,192	782,192
Depreciation and amortization	—	202,620	202,620
Segment profit	16,217,083	2,086,359	18,303,442
Segment assets	100,523,681	4,936,102	105,459,783
Expenditures for segment assets	—	248,464	248,464

	2002

	Homebuilding	All Other	Totals

Revenues	$150,689,959	6,877,081	157,567,040
Interest income, net	—	568,087	568,087
Depreciation and amortization	—	138,971	138,971
Segment profit	15,762,849	2,471,803	18,234,652
Segment assets	83,358,951	6,251,793	89,610,744
Expenditures for segment assets	—	315,216	315,216

STANLEY-MARTIN COMMUNITIES, LLC
Notes to consolidated and combined Financial Statements — (Continued)
September 30, 2005 and 2004 (unaudited) and December 31, 2004 and 2003

(11)	Supplemental Guarantor and Non-Guarantor Information
      All subsidiaries of the Company guarantee the senior subordinated notes except for SMC, Heritage Mortgage, Title, FET, Homebuilding, Homes, Herndon Neighborhoods, LLC, Powell’s Neighborhoods II, LLC, Shirlington Neighorhoods, LLC, Spriggs Road Neighborhoods, LLC and Woodlands Neighborhoods, LLC. The separate financial statements of each guaranteeing subsidiary (each a “Guarantor Subsidiary”) are not presented because the Company has concluded that such financial statements are not material. The guarantee of each Guarantor Subsidiary is full and unconditional and joint and several and each Guarantor Subsidiary is wholly owned by the Company. The Company is referred to as the Parent in the following condensed consolidating and combining financial information. No disclosures were made for the Parent as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004, as the Company was formed on June 30, 2005. Upon issuance of the Senior Subordinated Notes, certain subsidiaries engaged in homebuilding activities were designated as guarantors. To the extent that those subsidiaries were in existence in prior periods, the subsidiaries were included in the “Guarantor Subsidiary” column.
      The following condensed, combining and consolidating financial information sets forth the financial position as of September 30, 2005 (unaudited), December 31, 2004 and December 31, 2003 and the results of operations and cash flows for the nine months ended September 30, 2005 (unaudited) and September 30, 2004 (unaudited) and the years ended December 31, 2004, 2003 and 2002 of the Parent, the Guarantor Subsidiaries, the Non-Guarantor Homebuilding Subsidiaries and the Non-Guarantor Subsidiaries.
Condensed Consolidating Balance Sheet as of September 30, 2005

			Non-Guarantor
		Guarantor	Homebuilding	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(Unaudited)
Cash	$—	$32,973,739	$88,756	$9,111,441	$—	$42,173,936
Real estate inventory	—	182,450,732	43,355,555	—	(11,271,376)	214,534,911
Deposits and escrows	—	7,046,803	—	462,372	—	7,509,175
Due from related parties	147,556,885	14,304,126	—	106,880,411	(268,168,174)	573,248
Accounts receivable	—	143,399	—	3,109,478	—	3,252,877
Other assets	7,057,734	403,005	—	1,715,615	(1,579,908)	7,596,446

	$154,614,619	$237,321,804	$43,444,311	$121,279,317	$(281,019,458)	$275,640,593

Debt	$150,000,000	$—	$26,855,000	$—	$—	$176,855,000
Accounts payable and accrued expenses	244,804	5,736,082	—	4,614,359	(452,082)	10,143,163
Due to affiliates	752,489	141,066,678	14,591,024	98,874,877	(255,285,068)	—
Purchaser deposits	—	9,446,206	85,000	—	—	9,531,206
Cost to complete and customer service reserves	—	6,910,193	—	—	—	6,910,193
Other liabilities	2,083,575	310,175	—	109,173	—	2,502,923

	153,080,868	163,469,334	41,531,024	103,598,409	(255,737,150)	205,942,485

Minority interest	—	—	—	313,803	—	313,803
Members’ capital	1,533,751	73,852,470	1,913,287	17,367,105	(25,282,308)	69,384,305

	$154,614,619	$237,321,804	$43,444,311	$121,279,317	$(281,019,458)	$275,640,593

STANLEY-MARTIN COMMUNITIES, LLC
Notes to consolidated and combined Financial Statements — (Continued)
September 30, 2005 and 2004 (unaudited) and December 31, 2004 and 2003
Condensed Combining Balance Sheet as of December 31, 2004

		Non-Guarantor
	Guarantor	Homebuilding	Non-Guarantor
	Subsidiaries	Subsidiaries	Subsidiaries	Eliminations	Combined

Cash	$981,862	$20,774	$1,049,888	$—	$2,052,524
Real estate inventory	162,148,673	6,114,391	—	(10,467,930)	157,795,134
Deposits and escrows	9,043,685	338,969	284,908	—	9,667,562
Due from related parties	2,977,718	—	12,441,700	(11,817,144)	3,602,274
Accounts receivable	146,718	570,240	700,328	—	1,417,286
Other assets	—	—	1,716,221	—	1,716,221

	$175,298,656	$7,044,374	$16,193,045	$(22,285,074)	$176,251,001

Debt	$105,875,936	$3,789,762	$—	$—	$109,665,698
Accounts payable and accrued expenses	3,453,134	2,765	2,298,835	205,644	5,960,378
Due to affiliates	757,583	591,631	—	(1,349,214)	—
Purchaser deposits	7,533,209	—	—	—	7,533,209
Cost to complete and customer service reserves	5,271,440	336,866	—	—	5,608,306
Other liabilities	367,432	69,685	280,044	(8,399)	708,762

	$123,258,734	$4,790,709	$2,578,879	$(1,151,969)	$129,476,353

Minority interest	—	—	188,186	—	188,186
Members’ capital and stockholders’ deficit	52,039,922	2,253,665	13,425,980	(21,133,105)	46,586,462

	$175,298,656	$7,044,374	$16,193,045	$(22,285,074)	$176,251,001

STANLEY-MARTIN COMMUNITIES, LLC
Notes to consolidated and combined Financial Statements — (Continued)
September 30, 2005 and 2004 (unaudited) and December 31, 2004 and 2003
Condensed Combining Balance Sheet as of December 31, 2003

		Non-Guarantor
	Guarantor	Homebuilding	Non-Guarantor
	Subsidiaries	Subsidiaries	Subsidiaries	Eliminations	Combined

Cash	$92,278	$7,608	$1,776,313	$—	$1,876,199
Real estate inventory	99,838,833	5,817,886	—	(11,598,181)	94,058,538
Deposits and escrows	6,352,001	720,774	109,712	—	7,182,487
Due from related parties	—	—	9,106,470	(8,999,300)	107,170
Accounts receivable	49,870	376,390	690,061	—	1,116,321
Other assets	—	—	1,119,068	—	1,119,068

	$106,332,982	$6,922,658	$12,801,624	$(20,597,481)	$105,459,783

Debt	$53,468,000	$3,789,762	$261,000	$—	$57,518,762
Accounts payable and accrued expenses	427,463	177,737	1,160,015	—	1,765,215
Due to affiliates	671,760	237,816	—	(909,576)	—
Purchaser deposits	4,331,898	—	—	—	4,331,898
Cost to complete and customer service reserves	2,574,788	1,049,738	—	—	3,624,526
Other liabilities	1,177,605	396,567	183,002	(20,005)	1,737,169

	62,651,514	5,651,620	1,604,017	(929,581)	68,977,570

Minority interest	—	—	207,718	—	207,718
Members’ capital and stockholders’ deficit	43,681,468	1,271,038	10,989,889	(19,667,900)	36,274,495

	$106,332,982	$6,922,658	$12,801,624	$(20,597,481)	$105,459,783

STANLEY-MARTIN COMMUNITIES, LLC
Notes to consolidated and combined Financial Statements — (Continued)
September 30, 2005 and 2004 (unaudited) and December 31, 2004 and 2003
Condensed Consolidating Statement of Operations for the nine months ended September 30, 2005

			Non-Guarantor	Other
		Guarantor	Homebuilding	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Subsidiaries	Eliminations	Consolidated

	(Unaudited)
Homebuilding sales	$—	$173,935,100	$—	$—	$—	$173,935,100
Financial services	—	—	—	11,105,555	—	11,105,555
Management services	—	—	—	12,160,419	(12,117,219)	43,200

Total revenues	—	173,935,100	—	23,265,974	(12,117,219)	185,083,855

Cost of sales	—	132,883,775	260,328	—	(12,117,219)	121,026,884
Selling, general and administrative expenses	347,679	11,467,560	139,187	20,287,985	(346,350)	31,896,061

Operating income	(347,679)	29,583,765	(399,515)	2,977,989	346,350	32,160,910
Financial services interest income, net	—	—	—	650,423	—	650,423
Gain on derivative contracts, net	—	—	—	551,071	—	551,071
Other income, net	—	971,657	631	346,350	(346,350)	972,288

Net income before minority interest	(347,679)	30,555,422	(398,884)	4,525,833	—	34,334,692
Minority interest	—	—	—	(751,105)	—	(751,105)

Net income (loss)	$(347,679)	$30,555,422	$(398,884)	$3,774,728	$—	$33,583,587

STANLEY-MARTIN COMMUNITIES, LLC
Notes to consolidated and combined Financial Statements — (Continued)
September 30, 2005 and 2004 (unaudited) and December 31, 2004 and 2003
Condensed Combining Statement of Operations for the nine months ended September 30, 2004

		Non-Guarantor	Other
	Guarantor	Homebuilding	Non-Guarantor
	Subsidiaries	Subsidiaries	Subsidiaries	Eliminations	Combined

	(Unaudited)
Homebuilding sales	$79,856,089	$—	$—	$—	$79,856,089
Financial services	—	—	5,788,770	—	5,788,770
Management services	—	—	5,746,900	(5,618,830)	128,070

Total revenues	79,856,089	—	11,535,670	(5,618,830)	85,772,929

Cost of sales	64,966,499	651,388	—	(5,618,830)	59,999,057
Selling, general and administrative expenses	5,517,501	371,167	12,687,582	(53,241)	18,523,009

Operating income	9,372,089	(1,022,555)	(1,151,912)	53,241	7,250,863
Financial services interest income, net	—	—	695,991	—	695,991
Loss on derivative contracts, net	—	—	(285,927)	—	(285,927)
Other income, net	227,058	—	3,613	(53,241)	177,430

Net income before minority interest	9,599,147	(1,022,555)	(738,235)	—	7,838,357
Minority interest	—	—	(402,918)	—	(402,918)

Net income (loss)	$9,599,147	$(1,022,555)	$(1,141,153)	$—	$7,435,439

STANLEY-MARTIN COMMUNITIES, LLC
Notes to consolidated and combined Financial Statements — (Continued)
September 30, 2005 and 2004 (unaudited) and December 31, 2004 and 2003
Condensed Combining Statement of Operations for the year ended December 31, 2004

		Non-Guarantor	Other
	Guarantor	Homebuilding	Non-Guarantor
	Subsidiaries	Subsidiaries	Subsidiaries	Eliminations	Combined

Homebuilding sales	$158,863,674	$—	$—	$—	$158,863,674
Financial services	—	—	8,453,244	—	8,453,244
Management services	—	—	10,656,180	(10,467,930)	188,250

Total revenues	158,863,674	—	19,109,424	(10,467,930)	167,505,168

Cost of sales	127,426,394	1,007,214	—	(10,467,930)	117,965,678
Selling, general and administrative expenses	10,505,302	544,759	17,963,418	(150,645)	28,862,834

Operating income	20,931,978	(1,551,973)	1,146,006	150,645	20,676,656
Financial services interest income, net	—	—	984,231	—	984,231
Loss on derivative contracts, net	—	—	(118,111)	—	(118,111)
Other income, net	321,726	802,074	29,813	(150,645)	1,002,968

Net income before minority interest	21,253,704	(749,899)	2,041,939	—	22,545,744
Minority interest	—	—	(578,777)	—	(578,777)

Net income (loss)	$21,253,704	$(749,899)	$1,463,162	$—	$21,966,967

STANLEY-MARTIN COMMUNITIES, LLC
Notes to consolidated and combined Financial Statements — (Continued)
September 30, 2005 and 2004 (unaudited) and December 31, 2004 and 2003
Condensed Combining Statement of Operations for the year ended December 31, 2003

		Non-Guarantor	Other
	Guarantor	Homebuilding	Non-Guarantor
	Subsidiaries	Subsidiaries	Subsidiaries	Eliminations	Combined

Homebuilding sales	$97,708,587	$49,164,366	$—	$—	$146,872,953
Financial services	—	—	8,070,506	—	8,070,506
Management services	—	—	8,449,724	(8,089,724)	360,000

Total revenues	97,708,587	49,164,366	16,520,230	(8,089,724)	155,303,459

Cost of sales	80,087,210	40,169,067	—	(8,089,724)	112,166,553
Selling, general and administrative expenses	6,564,677	3,300,492	15,119,341	(128,027)	24,856,483

Operating income	11,056,700	5,694,807	1,400,889	128,027	18,280,423
Financial services interest income, net	—	—	782,192	—	782,192
Loss on derivative contracts, net	—	—	(262,401)	—	(262,401)
Other income, net	139,003	140,993	60,367	(128,027)	212,336

Net income before minority interest	11,195,703	5,835,800	1,981,047	—	19,012,550
Minority interest	—	—	(709,108)	—	(709,108)

Net income	$11,195,703	$5,835,800	$1,271,939	$—	$18,303,442

STANLEY-MARTIN COMMUNITIES, LLC
Notes to consolidated and combined Financial Statements — (Continued)
September 30, 2005 and 2004 (unaudited) and December 31, 2004 and 2003
Condensed Combining Statement of Operations for the year ended December 31, 2002

		Non-Guarantor	Other
	Guarantor	Homebuilding	Non-Guarantor
	Subsidiaries	Subsidiaries	Subsidiaries	Eliminations	Combined

Homebuilding sales	$33,946,422	$116,743,537	$—	$—	$150,689,959
Financial services	—	—	6,554,097	—	6,554,097
Management services	—	—	6,595,259	(6,272,275)	322,984

Total revenues	33,946,422	116,743,537	13,149,356	(6,272,275)	157,567,040

Cost of sales	27,054,710	97,031,225	—	(6,272,275)	117,813,660
Selling, general and administrative expenses	2,754,975	7,250,436	11,817,891	(55,106)	21,768,196

Operating income	4,136,737	12,461,876	1,331,465	55,106	17,985,184
Financial services interest income, net	—	—	568,087	—	568,087
Gain (loss) on derivative contracts, net	—	—	(59,758)	—	(59,758)
Other income, net	41,134	264,577	44,010	(55,106)	294,615

Net income before minority interest	4,177,871	12,726,453	1,883,804	—	18,788,128
Minority interest	—	—	(553,476)	—	(553,476)

Net income (loss)	$4,177,871	$12,726,453	$1,330,328	$—	$18,234,652

STANLEY-MARTIN COMMUNITIES, LLC
Notes to consolidated and combined Financial Statements — (Continued)
September 30, 2005 and 2004 (unaudited) and December 31, 2004 and 2003
Condensed Consolidating Statement of Cash Flows for the nine months ended September 30, 2005

			Non-Guarantor	Other
		Guarantor	Homebuilding	Non-Guarantor
	Parent	Subsidiaries	Subsidiaries	Subsidiaries	Consolidated

		(Unaudited)
Operating activities:
Net income (loss)	$(347,679)	$30,555,422	$(398,884)	$3,774,728	$33,583,587
Changes in real estate inventory	—	12,581,477	(37,241,164)	—	(24,659,687)
Other operating activities	(144,135,567)	135,721,223	10,853,030	5,390,238	7,828,924

Net cash provided by (used in) operating activities	(144,483,246)	178,858,122	(26,787,018)	9,164,966	16,752,824

Investing activities:
Net cash used in investing activities	—	(19,110)	—	(259,414)	(278,524)

Financing activities:
Issuance of subordinated senior notes	150,000,000	—	—	—	150,000,000
Borrowings (repayments) of loans payable, net	—	(36,783,332)	26,855,000	—	(9,928,332)
Draws on (repayments of) line of credit	—	(99,689,635)	—	—	(99,689,635)
Financing costs	(5,516,754)	—	—	—	(5,516,754)
Distributions to members and dividends to stockholders	—	(10,374,168)	—	(218,510)	(10,592,678)
Distributions to minority partners	—	—	—	(625,489)	(625,489)

Net cash provided by (used in) financing activities	144,483,246	(146,847,135)	26,855,000	(843,999)	23,647,112

Increase in cash and cash equivalents	—	31,991,877	67,982	8,061,553	40,121,412
Cash and cash equivalents, beginning of period	—	981,862	20,774	1,049,888	2,052,524

Cash and cash equivalents, end of period	$—	$32,973,739	$88,756	$9,111,441	$42,173,936

STANLEY-MARTIN COMMUNITIES, LLC
Notes to consolidated and combined Financial Statements — (Continued)
September 30, 2005 and 2004 (unaudited) and December 31, 2004 and 2003
Condensed Combining Statement of Cash Flows for the nine months ended September 30, 2004

		Non-Guarantor	Other
	Guarantor	Homebuilding	Non-Guarantor
	Subsidiaries	Subsidiaries	Subsidiaries	Combined

	(Unaudited)
Operating activities:
Net income (loss)	$9,599,147	$(1,022,555)	$(1,141,153)	$7,435,439
Changes in real estate inventory	(63,184,118)	5,817,886	—	(57,366,232)
Other operating activities	18,398,600	(4,797,147)	2,247,416	15,848,869

Net cash provided by (used in) operating activities	(35,186,371)	(1,816)	1,106,263	(34,081,924)

Investing activities:
Net cash used in investing activities	—	—	(59,016)	(59,016)

Financing activities:
Borrowings (repayments) of loans payable, net	(245,932)	—	—	(245,932)
Draws on (repayments of) line of credit	43,290,567	—	—	43,290,567
Contributions from members	1,710,000	—	—	1,710,000
Distributions to members and dividends to stockholders	(1,350,023)	—	(1,529,330)	(2,879,353)
Distributions to minority partners	—	—	(317,457)	(317,457)

Net cash provided by (used in) financing activities	43,404,612	—	(1,846,787)	41,557,825

Increase (decrease) in cash and cash equivalents	8,218,241	(1,816)	(799,540)	7,416,885
Cash and cash equivalents, beginning of period	92,278	7,608	1,776,313	1,876,199

Cash and cash equivalents, end of period	$8,310,519	$5,792	$976,773	$9,293,084

STANLEY-MARTIN COMMUNITIES, LLC
Notes to consolidated and combined Financial Statements — (Continued)
September 30, 2005 and 2004 (unaudited) and December 31, 2004 and 2003
Condensed Combining Statement of Cash Flows for the year ended December 31, 2004

		Non-Guarantor	Other
	Guarantor	Homebuilding	Non-Guarantor
	Subsidiaries	Subsidiaries	Subsidiaries	Combined

Operating activities:
Net income (loss)	$21,253,704	$(749,899)	$1,463,162	$21,966,967
Changes in real estate inventory	(58,992,978)	296,505	—	(58,696,473)
Other operating activities	(2,724,078)	466,560	743,448	(1,514,070)

Net cash provided by (used in) operating activities	(40,463,352)	13,166	2,206,610	(38,243,576)

Investing activities:
Net cash used in investing activities	—	—	(473,726)	(473,726)

Financing activities:
Borrowings (repayments) of loans payable, net	5,468,301	—	(261,000)	5,207,301
Draws on (repayments of) line of credit	46,939,635	—	—	46,939,635
Contributions from members	1,710,000	—	—	1,710,000
Distributions to members and dividends to stockholders	(12,765,000)	—	(1,600,000)	(14,365,000)
Distributions to minority partners	—	—	(598,309)	(598,309)

Net cash provided by (used in) financing activities	41,352,936	—	(2,459,309)	38,893,627

Increase (decrease) in cash and cash equivalents	889,584	13,166	(726,425)	176,325
Cash and cash equivalents, beginning of year	92,278	7,608	1,776,313	1,876,199

Cash and cash equivalents, end of year	$981,862	$20,774	$1,049,888	$2,052,524

STANLEY-MARTIN COMMUNITIES, LLC
Notes to consolidated and combined Financial Statements — (Continued)
September 30, 2005 and 2004 (unaudited) and December 31, 2004 and 2003
Condensed Combining Statement of Cash Flows for the year ended December 31, 2003

		Non-Guarantor	Other
	Guarantor	Homebuilding	Non-Guarantor
	Subsidiaries	Subsidiaries	Subsidiaries	Combined

Operating activities:
Net income	$11,195,703	$5,835,800	$1,271,939	$18,303,442
Changes in real estate inventory	(39,300,852)	10,682,179	—	(28,618,673)
Other operating activities	15,430,188	(11,616,100)	1,030,643	4,844,731

Net cash provided by (used in) operating activities	(12,674,961)	4,901,879	2,302,582	(5,470,500)

Investing activities:
Net cash used in investing activities	—	—	(248,464)	(248,464)

Financing activities:
Borrowings (repayments) of loans payable	(37,867,133)	—	(101,720)	(37,968,853)
Draws on (repayments of) line of credit	52,750,000	—	—	52,750,000
Distributions to members and dividends to stockholders	(8,547,000)	(4,993,468)	(1,406,000)	(14,946,468)
Distributions to minority partners	—	—	(981,665)	(981,665)

Net cash provided by (used in) financing activities	6,335,867	(4,993,468)	(2,489,385)	(1,146,986)

Increase (decrease) in cash and cash equivalents	(6,339,094)	(91,589)	(435,267)	(6,865,950)
Cash and cash equivalents, beginning of year	6,431,372	99,197	2,211,580	8,742,149

Cash and cash equivalents, end of year	$92,278	$7,608	$1,776,313	$1,876,199

STANLEY-MARTIN COMMUNITIES, LLC
Notes to consolidated and combined Financial Statements — (Continued)
September 30, 2005 and 2004 (unaudited) and December 31, 2004 and 2003
Condensed Combining Statement of Cash Flows for the year ended December 31, 2002

		Non-Guarantor	Other
	Guarantor	Homebuilding	Non-Guarantor
	Subsidiaries	Subsidiaries	Subsidiaries	Combined

Operating activities:
Net income	$4,177,871	$12,726,453	$1,330,328	$18,234,652
Changes in real estate inventory	(53,376,482)	33,477,846	—	(19,898,636)
Other operating activities	23,349,829	(28,422,806)	1,645,722	(3,427,255)

Net cash provided by (used in) operating activities	(25,848,782)	17,781,493	2,976,050	(5,091,239)

Investing activities:
Purchases of property and equipment	—	—	(315,216)	(315,216)
Distributions from unconsolidated investees	—	451,343	—	451,343

Net cash provided by (used in) investing activities	—	451,343	(315,216)	136,127

Financing activities:
Borrowings (repayments) of loans payable, net	31,921,844	(21,522,798)	(101,719)	10,297,327
Contributions from members	358,310	—	—	358,310
Distributions to members and dividends to stockholders	—	—	(2,258,208)	(2,258,208)
Distributions to minority partners	—	—	(427,733)	(427,733)

Net cash provided by (used in) financing activities	32,280,154	(21,522,798)	(2,787,660)	7,969,696

Increase (decrease) in cash and cash equivalents	6,431,372	(3,289,962)	(126,826)	3,014,584
Cash and cash equivalents, beginning of year	—	3,389,159	2,338,406	5,727,565

Cash and cash equivalents, end of year	$6,431,372	$99,197	$2,211,580	$8,742,149

(12)	Related Party Transactions
      Prior to the Reorganization, Capital was a wholly-owned subsidiary of Holdings and was included in the combined financial statements of Stanley-Martin Communities. Capital is now a subsidiary of the Company, whose parent is Holdings. During all periods presented, a significant portion of Holding’s operations were conducted through its direct or indirect investment in Capital. During 2005, 2004 and 2003, Capital made distributions to Holdings of approximately $10,350,000 (unaudited), $12,765,000 and $9,547,000, respectively. In the future, the Company may be required to distribute funds to Holdings in order to allow Holdings to meet its operating and financing obligations. Distributions payable of $1,000,000 at December 31, 2003 represents distributions declared in 2003 by Capital, but not paid until February and March of 2004.
      A subsidiary of Capital has a lot purchase agreement with a wholly owned subsidiary of Holdings to purchase lots over the course of a ten year period suitable for single-family homes in St. Mary’s County, Maryland. The purchase price for each lot will be equal to the greater of a base price which adjusts over time or 20% of the home’s final sale price to the homebuyer. As of September 30, 2005, Capital has purchased 14 (unaudited) model home lots and has a deposit of approximately $1,000,000 (unaudited)

STANLEY-MARTIN COMMUNITIES, LLC
Notes to consolidated and combined Financial Statements — (Continued)
September 30, 2005 and 2004 (unaudited) and December 31, 2004 and 2003 with Holdings. On October 26, 2005, Capital purchased 57 (unaudited) lots for approximately $3,472,000. A subsidiary of Capital also has lot purchase agreements with a 50% owned joint venture of Holdings to purchase lots in Loudoun County, Virginia. The purchase price of the lots is based on a predetermined price schedule that contains price escalators of 1.5 percent per quarter based on the timing of the lot purchases. As of September 30, 2005, Capital has purchased one (unaudited) model home lot for approximately $179,000 (unaudited). On November 16, 2005, an additional 10 (unaudited) lots were purchased for approximately $1,600,000 (unaudited).
      Due from related parties primarily represents amounts due from Holdings. The advances are non interest bearing and due on demand.
      Management services revenue reported in the statement of operations represents management and accounting support services provided to Heritage Contracting, L.L.C. (Contracting) a related party through common ownership. During the nine months ended September 30, 2005, these fees were equal to $4,800 (unaudited) per month. During 2004, 2003 and 2002, these fees were equal to a percentage of Contracting’s sales. Contracting provides construction management services on many of the Company’s projects. The Company paid Contracting approximately $5,304,000 (unaudited) and $4,280,000 (unaudited) for the nine months ended September 30, 2005 and 2004, respectively and $6,281,000, $7,301,000, and $6,564,000 for the years ending December 31, 2004, 2003, and 2002, respectively.

(13)	Commitments and Contingencies

Legal Proceedings
      The Company and its subsidiaries are involved in litigation arising from the normal course of business. In the opinion of management, and based on advice of legal counsel, this litigation is not expected to have any material adverse effect on the financial position or results of operations of the Company.

Guarantees and Warranties
      At September 30, 2005, December 31, 2004 and 2003, the Company is contingently liable on performance bonds amounting to approximately $19,625,000 (unaudited), $15,363,300 and $16,563,300, respectively, to ensure completion of required public improvements related to its homebuilding projects. Additionally, as of September 30, 2005, the Company had guaranteed approximately $10,924,000 of performance bonds on behalf of affiliated entities. Also as of both December 31, 2004 and 2003, the Company had guaranteed approximately $9,737,000 of performance bonds on behalf of affiliated entities. The Company is contingently liable under outstanding letters of credit of approximately $7,275,000 (unaudited) $3,040,000 and $3,091,000 as of September 30, 2005, December 31, 2004 and 2003, respectively.
      Heritage Mortgage is qualified to participate under the VA loan guaranty program and is an approved FHA lender. As a result of its participation in these Federal programs, Heritage Mortgage is required to maintain a minimum net worth of $88,000. At December 31, 2004, Heritage Mortgage had an adjusted net worth for HUD purposes of $644,838 and was, therefore, in compliance with minimum net worth requirements.
      SMC has guaranteed amounts due under an operating lease entered into by First Heritage. Contracting, LLC, an affiliated company. Annual rent is approximately $203,000 and the lease expires May, 2011.

STANLEY-MARTIN COMMUNITIES, LLC
Notes to consolidated and combined Financial Statements — (Continued)
September 30, 2005 and 2004 (unaudited) and December 31, 2004 and 2003

Contract Land Deposits
      At September 30, 2005, December 31, 2004 and 2003, the Company had entered into various agreements to purchase land for approximately $101,828,000 (unaudited), $90,743,000 and $59,909,000, respectively. The Company has made deposits of $4,365,000 (unaudited), $6,660,000 and $5,546,000, at September 30, 2005 and December 31, 2004 and 2003, respectively, pertaining to these land purchase agreements. These deposits may be forfeitable, depending on the agreement, if the Company does not purchase the land. The Company is not the primary beneficiary in any of the variable interest entities that hold these land purchase agreements.

(14)	Quarterly Financial Information (unaudited)
      The following quarterly financial data summarize the quarterly results for the years ended December 31, 2004 and 2003:

	Quarter Ended

	December 31,	September 30,	June 30,	March 31,
	2004	2004	2004	2004

Homebuilding sales	$79,007,585	39,406,452	26,469,437	13,980,200
Total revenues	$81,732,059	41,721,511	28,765,710	15,285,888
Operating income	$13,425,613	5,184,946	1,991,353	74,744
Net income	$14,531,348	4,896,281	2,385,570	153,768

	Quarter Ended

	December 31,	September 30,	June 30,	March 31,
	2003	2003	2003	2003

Homebuilding sales	$60,793,579	30,191,140	28,142,955	27,745,279
Total revenues	$62,651,642	33,286,630	30,724,565	28,640,622
Operating income	$7,537,614	4,040,356	3,750,921	2,951,532
Net income	$7,574,215	3,518,634	3,207,873	4,002,720

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.	Indemnification of Directors and Officers
      Delaware law and the operating agreement of Stanley-Martin Communities, LLC contain provisions providing for indemnification of members. Title VI, Section 18-108 of the Delaware Limited Liability Company Act, provides generally that a limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. The operating agreement of Stanley-Martin Communities, LLC provides that no member shall be liable, responsible or accountable in damages or otherwise to any other member or to the company for any act or omission performed or omitted by the member except for acts of gross negligence or intentional wrongdoing. The operating agreement further provides that the members shall be indemnified by Stanley-Martin Communities, LLC for any act or omission performed or omitted by them for which they are not liable.
      The certificate of incorporation of Stanley-Martin Financing Corp. contains provisions providing for the indemnification of its directors. The certificate of incorporation or Stanley-Martin Financing Corp. provides that no director shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, which section pertains to the payment of unlawful dividends or the unlawful purchase or redemption of the corporation’s stock, or (iv) for any transaction from which the director derived any improper benefit. Additionally, Section 145 of the Delaware General Corporation Law provides a corporation the general power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that the person being indemnified is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Item 21.	Exhibits and Financial Statement Schedules
      (a) Exhibits
      See the index to exhibits that appears immediately following the signature pages of this registration statement.
      (b) Financial Statement Schedules
      None.

Item 22.	Undertakings
      (a) The undersigned registrants hereby undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933 (the “Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
      (b) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant, pursuant to the provisions described in Item 20 above, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that the claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
      (c) The undersigned registrants hereby undertake to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.
      (d) The undersigned registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

SIGNATURES
      Pursuant to the requirements of the Securities Act, each registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Reston, Commonwealth of Virginia, on December 20, 2005.

STANLEY-MARTIN FINANCING CORP.
BEECH GROVE NEIGHBORHOODS, LLC
BRAM NEIGHBORHOODS, LLC
BRAM III NEIGHBORHOODS, LLC
COLES RUN NEIGHBORHOODS, LLC
FAIR OAKS NEIGHBORHOODS, LLC
GLENKIRK NEIGHBORHOODS, LLC
GLYNN TARRA ESTATES, LLC
KF NEIGHBORHOODS, LLC
KF II NEIGHBORHOODS, LLC
LANDMARK NEIGHBORHOODS, LLC
MARUMSCO NEIGHBORHOODS, LLC
NEIGHBORHOODS CAPITAL, LLC
NEIGHBORHOODS I, LLC
NEIGHBORHOODS II, LLC
NEIGHBORHOODS III, LLC
NEIGHBORHOODS IV, LLC
NEIGHBORHOODS V, LLC
NEIGHBORHOODS VI, LLC
OLD DOMINION NEIGHBORHOODS, LLC
SPRING PARK NEIGHBORHOODS, LLC
WALL NEIGHBORHOODS, LLC
WILDEWOOD NEIGHBORHOODS, LLC
ZION NEIGHBORHOODS, LLC

By:	/s/ Steven B. Alloy

Name: Steven B. Alloy

Title:	President

POWERS OF ATTORNEY
      We, the undersigned managers, officers and directors of the registrants, as applicable, hereby severally constitute Michael I. Roman, Stuart M. Ginsberg and Steven B. Alloy, each of them singly our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, any and all amendments, including post-effective amendments, to this registration statement, and generally do all such things in our name and behalf in such capacities to enable the registrants to comply with the applicable provisions of the Securities Act and all requirements of the Securities and Exchange Commission, and we hereby ratify and confirm our signatures as they may be signed by our said attorneys, or any of them, to any and all such amendments. Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities on December 20, 2005.

/s/ Martin K. Alloy Martin K. Alloy	Chairman and Manager

/s/ Steven B. Alloy Steven B. Alloy	Chief Executive Officer, President and Manager of Stanley-Martin Communities, LLC and
President of Stanley-Martin Financing Corp.,
Beech Grove Neighborhoods, LLC,
Bram Neighborhoods, LLC,
Bram III Neighborhoods, LLC,
Coles Run Neighborhoods, LLC,
Fair Oaks Neighborhoods, LLC
Glenkirk Neighborhoods, LLC,
Glynn Tarra Estates, LLC,
KF Neighborhoods, LLC,
KF II Neighborhoods, LLC,
Landmark Neighborhoods, LLC
Marumsco Neighborhoods, LLC,
Neighborhoods Capital, LLC,
Neighborhoods I, LLC,
Neighborhoods II, LLC,
Neighborhoods III, LLC,
Neighborhoods IV, LLC,
Neighborhoods V, LLC,
Neighborhoods VI, LLC,
Old Dominion Neighborhoods, LLC,
Spring Park Neighborhoods, LLC,
Wall Neighborhoods, LLC,
Wildewood Neighborhoods, LLC,
Zion Neighborhoods, LLC

/s/ Michael I. Roman Michael I. Roman	Chief Financial Officer and Principal Accounting Officer

EXHIBIT INDEX

Exhibit
No.	Description	Location

3.1	Certificate of Formation of Stanley-Martin Communities, LLC	Provided herewith

3.2	Operating Agreement of Stanley-Martin Communities, LLC	Provided herewith

3.3	Certificate of Incorporation of Stanley-Martin Financing Corp.	Provided herewith

3.4	Certificate of Amendment of Certificate of Incorporation of Stanley-Martin Financing Corp.	Provided herewith

3.5	Bylaws of Stanley-Martin Financing Corp.	Provided herewith

3.6	Articles of Organization of Beech Grove Neighborhoods, LLC	Provided herewith

3.7	Limited Liability Company Operating Agreement of Beech Grove Neighborhoods, LLC	Provided herewith

3.8	Amendment to Operating Agreement of Beech Grove Neighborhoods, LLC	Provided herewith

3.9	Articles of Organization of Bram Neighborhoods, LLC	Provided herewith

3.10	Limited Liability Company Operating Agreement of Bram Neighborhoods, LLC	Provided herewith

3.11	Articles of Organization of Bram III Neighborhoods, LLC	Provided herewith

3.12	Limited Liability Company Operating Agreement of Bram III Neighborhoods, LLC	Provided herewith

3.13	Amendment to Operating Agreement of Bram III Neighborhoods, LLC	Provided herewith

3.14	Articles of Organization of Coles Run Neighborhoods, LLC	Provided herewith

3.15	Limited Liability Company Operating Agreement of Coles Run Neighborhoods, LLC	Provided herewith

3.16	Articles of Organization of Fair Oaks Neighborhoods, LLC	Provided herewith

3.17	Limited Liability Company Operating Agreement of Fair Oaks Neighborhoods, LLC	Provided herewith

3.18	Articles of Organization of Glenkirk Neighborhoods, LLC	Provided herewith

3.19	Limited Liability Company Operating Agreement of Glenkirk Neighborhoods, LLC	Provided herewith

3.20	Articles of Organization of Glynn Tarra Estates, LLC	Provided herewith

3.21	Amended and Restated Limited Liability Company Operating Agreement of Glynn Tarra Estates, LLC	Provided herewith

3.22	Articles of Organization of KF Neighborhoods, LLC	Provided herewith

3.23	Articles of Amendment to Articles of Organization of KF Neighborhoods, LLC	Provided herewith

3.24	Limited Liability Company Operating Agreement of KF Neighborhoods, LLC	Provided herewith

3.25	Articles of Organization of KF II Neighborhoods, LLC	Provided herewith

3.26	Limited Liability Company Operating Agreement of KF II Neighborhoods, LLC	Provided herewith

3.27	Articles of Organization of Landmark Neighborhoods, LLC	Provided herewith

3.28	Limited Liability Company Operating Agreement of Landmark Neighborhoods, LLC	Provided herewith

3.29	Articles of Organization of Marumsco Neighborhoods, LLC	Provided herewith

3.30	Limited Liability Company Operating Agreement of Marumsco Neighborhoods, LLC	Provided herewith

3.31	Articles of Organization of Neighborhoods Capital, LLC	Provided herewith

Exhibit
No.	Description	Location

3.32	Limited Liability Company Operating Agreement of Neighborhoods Capital, LLC	Provided herewith

3.33	Articles of Organization of Neighborhoods I, LLC	Provided herewith

3.34	Articles of Amendment to Articles of Organization of Neighborhoods I, LLC	Provided herewith

3.35	Limited Liability Company Operating Agreement of Neighborhoods I, LLC	Provided herewith

3.36	Articles of Organization of Neighborhoods II, LLC	Provided herewith

3.37	Limited Liability Company Operating Agreement of Neighborhoods II, LLC	Provided herewith

3.38	Articles of Organization of Neighborhoods III, LLC	Provided herewith

3.39	Articles of Amendment to the Articles of Organization of Neighborhoods III, LLC	Provided herewith

3.40	Limited Liability Company Operating Agreement of Neighborhoods III, LLC	Provided herewith

3.41	Articles of Organization of Neighborhoods IV, LLC	Provided herewith

3.42	Limited Liability Company Operating Agreement of Neighborhoods IV, LLC	Provided herewith

3.43	Articles of Organization of Neighborhoods V, LLC	Provided herewith

3.44	Limited Liability Company Operating Agreement of Neighborhoods V, LLC	Provided herewith

3.45	Amendment to Operating Agreement of Neighborhoods V, LLC	Provided herewith

3.46	Articles of Organization of Neighborhoods VI, LLC	Provided herewith

3.47	Limited Liability Company Operating Agreement of Neighborhoods VI, LLC	Provided herewith

3.48	Articles of Organization of Old Dominion Neighborhoods, LLC	Provided herewith

3.49	Limited Liability Company Operating Agreement of Old Dominion Neighborhoods, LLC	Provided herewith

3.50	Articles of Organization of Spring Park Neighborhoods, LLC	Provided herewith

3.51	Limited Liability Company Operating Agreement of Spring Park Neighborhoods, LLC	Provided herewith

3.52	Articles of Organization of Wall Neighborhoods, LLC	Provided herewith

3.53	Limited Liability Company Operating Agreement of Wall Neighborhoods, LLC	Provided herewith

3.54	Articles of Organization of Wildewood Neighborhoods, LLC	Provided herewith

3.55	Limited Liability Company Operating Agreement of Wildewood Neighborhoods, LLC	Provided herewith

3.56	Articles of Organization of Zion Neighborhoods, LLC	Provided herewith

3.57	Limited Liability Company Operating Agreement of Zion Neighborhoods, LLC	Provided herewith

3.58	Articles of Amendment to Articles of Organization to Brambleton Neighborhoods, LLC	Provided herewith

4.1	Indenture dated as of August 10, 2005 by and among Stanley-Martin Communities, LLC, Stanley-Martin Financing Corp., each of the Guarantors named therein, and The Bank of New York	Provided herewith

4.2	Form of Senior Subordinated Note	Provided herewith (included in Exhibit 4.1)

Exhibit
No.	Description	Location

4.3	Registration Rights Agreement dated as of August 10, 2005 by and among Stanley-Martin Communities, LLC, Stanley-Martin Financing Corp., each of the Guarantors named therein and Wachovia Capital Markets, LLC	Provided herewith

5.1	Opinion of Arent Fox PLLC regarding legality	To be filed by amendment

10.1	Purchase Agreement dated as of August 3, 2005 by and among Stanley-Martin Communities, LLC, Stanley-Martin Financing Corp., each of the Guarantors named therein and Wachovia Capital Markets, LLC	Provided herewith

10.2	Lot Purchase Agreement by and between Wildewood Residential, LLC and Wildewood Neighborhoods, LLC	Provided herewith

10.3	First Amendment to Lot Purchase Agreement by and between Wildewood Residential, LLC and Wildewood Neighborhoods, LLC	Provided herewith

10.4	Contract of Sale dated as of December 30, 2004 by and between Stanley Martin Companies, Inc. and Paul Lawrence Dunbar Mutual Homes Association, Arlington, VA	Provided herewith

10.5	Contract of Sale dated July 22, 2005 by and between Spriggs Road Neighborhoods, LLC and Spriggs Neighborhoods, LLC	Provided herewith

10.6	Lot Purchase Agreement by and between Renaissance at Woodlands, LLC and Neighborhoods I, LLC	Provided herewith

10.7	First Amendment to Lot Purchase Agreement by and between Renaissance at Woodlands, LLC and Neighborhoods I, LLC	Provided herewith

10.8	Assignment and Assumption of Lot Purchase Agreement by and between Renaissance at Woodlands, LLC and Neighborhoods I, LLC	Provided herewith

10.9	Lot Purchase Agreement by and between Renaissance at Woodlands, LLC and Neighborhoods I, LLC	Provided herewith

10.10	First Amendment to Lot Purchase Agreement by and between Renaissance at Woodlands, LLC and Neighborhoods I, LLC	Provided herewith

10.11	Second Amendment to Lot Purchase Agreement by and between Renaissance at Woodlands, LLC and Neighborhoods I, LLC	Provided herewith

10.12	Assignment and Assumption of Lot Purchase Agreement by and between Renaissance at Woodlands, LLC and Neighborhoods I, LLC	Provided herewith

10.13	First Modified and Restated Loan Agreement among Neighborhoods Capital, LLC, certain Lenders identified therein, Wachovia Capital Markets, LLC, Wachovia Bank and Branch Banking and Trust Company, Southtrust Bank and Keybank National Association dated as of November 15, 2004	Provided herewith

10.14	Real Estate Contract dated July 5, 2005 by and between The Shaeffer Family and West End Group of Investors and Stanley Martin Companies, Inc.	Provided herewith

10.15	Long Term Incentive Compensation Plan and Agreement with John J. Bauer dated November 23, 2005	Provided herewith

10.16	Long Term Incentive Compensation Plan and Agreement with Stuart M. Ginsberg dated November 23, 2005	Provided herewith

10.17	Long Term Incentive Compensation Plan and Agreement with David E. Newitt dated November 23, 2005	Provided herewith

10.18	Long Term Incentive Compensation Plan and Agreement with Robert E. Statz dated November 23, 2005	Provided herewith

Exhibit
No.	Description	Location

10.19	Long Term Incentive Compensation Plan and Agreement with Michael I. Roman dated November 23, 2005	Provided herewith

10.20	Long Term Incentive Compensation Plan and Agreement with Michael E. Schnitzer dated November 23, 2005	Provided herewith

12.1	Statement re Computation of Ratio of Earnings to Fixed Charges	Provided herewith

21.1	List of subsidiaries of Stanley-Martin Communities, LLC	Provided herewith

23.1	Consent of KPMG LLP	Provided herewith

23.2	Consent of Arent Fox PLLC	To be filed by amendment

24.1	Powers of Attorney	Provided herewith (included on signature page)

25.1	Form T-1 Statement of Eligibility under Trust Indenture Act of 1939, as amended, of The Bank of New York, as trustee	Provided herewith

99.1	Form of Letter of Transmittal with respect to outstanding 9 3/4% Senior Subordinated Notes due 2015	Provided herewith

99.2	Form of Notice of Guaranteed Delivery with respect to outstanding 9 3/4% Senior Subordinated Notes due 2015	Provided herewith

99.3	Form of letter to Registered Holders	Provided herewith

99.4	Form of Instruction to Registered Holder from Beneficial Owner	Provided herewith

99.5	Form of Letter to Clients	Provided herewith

99.6	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees	Provided herewith